Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

As submitted confidentially to the Securities and Exchange Commission on June 22, 2020.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Rocket Companies, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	6162 (Primary Standard Industrial Classification Code Number)	84-4946470 (IRS Employer Identification Number)

1050 Woodward Avenue
Detroit, MI 48226
(313) 373-7990
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Jay Farner
Chief Executive Officer
1050 Woodward Avenue
Detroit, MI 48226
(313) 373-7990
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Scott A. Barshay, Esq. Rachael G. Coffey, Esq. John C. Kennedy, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000	Michael Kaplan, Esq. Shane Tintle, Esq. Davis Polk & Wardell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☐

           If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.    ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Class A common stock, par value $0.00001 per share

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes offering price of any additional shares that the underwriters have the option to purchase, if any. See "Underwriting."

(3)
To be paid in connection with the initial filing of the registration statement.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated June 22, 2020

                  Shares

Rocket Companies, Inc.

Class A Common Stock

        This is the initial public offering of shares of Class A common stock of Rocket Companies, Inc., a Delaware corporation. We are offering                  shares of Class A common stock.

        Prior to this offering, there has been no public market for our Class A common stock. We expect the public offering price to be between $             and $             per share.

        Following this offering, Rocket Companies, Inc. will have four classes of authorized common stock. The Class A common stock offered hereby and the Class C common stock will have one vote per share. The Class B common stock and the Class D common stock will have 10 votes per share. Rock Holdings Inc. ("RHI"), an entity controlled by Dan Gilbert, our founder and Chairman, will hold       % of our issued and outstanding Class D common stock after this offering and will control 79% of the combined voting power of our common stock. As a result, RHI will be able to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our amended and restated certificate of incorporation ("certificate of incorporation") and amended and restated bylaws ("bylaws") and the approval of any merger or sale of substantially all of our assets.

        We intend to apply to list our Class A common stock on                           the "Exchange") under the symbol "RKT."

        We will be a "controlled company" under the corporate governance rules for Exchange-listed companies and will be exempt from certain corporate governance requirements of such rules. See "Risk Factors—Risks Related to Our Organization and Structure," "Management—Controlled Company" and "Principal Stockholders."

        Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 35 of this prospectus.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to us, before expenses	$	$

(1)
We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See "Underwriting."

        The underwriters may also exercise their option to purchase up to an additional                           shares of Class A common stock from us at the initial public offering price, less underwriting discounts and commissions, for 30 days after the date of this prospectus.

        At our request, the underwriters have reserved up to             shares of Class A common stock for sale at the initial public offering price through a directed share program to certain individuals associated with us. See "Underwriting—Directed Share Program."

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares of Class A common stock against payment on or about                           , 2020.

The date of this prospectus is                           , 2020.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

        We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date hereof, regardless of the time of delivery of this prospectus or of any sale of the shares of Class A common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

i

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

        This prospectus contains references to our trademarks and service marks, such as Rocket Mortgage by Quicken Loans, and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names. We do not intend our use or display of other companies' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

INDUSTRY AND MARKET DATA

        We obtained the market and competitive position data used throughout this prospectus from our own research, surveys or studies conducted by third parties and industry or general publications. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, neither we nor the underwriters have independently verified such data and neither we nor the underwriters make any representation as to the accuracy of such information. Similarly, we believe our internal research is reliable but it has not been verified by any independent sources. Our estimates involve risks and uncertainties, and are subject to change based on various factors, including those discussed under the heading "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in this prospectus. Except as otherwise specified, such data is derived from Inside Mortgage Finance, Mortgage Bankers Association, Euromonitor Economies and Consumers Annual Data, and the U.S. Census Bureau. Except as otherwise specified, market share information is calculated based on one to four family mortgage originations as reported by the Mortgage Bankers Association.

BASIS OF PRESENTATION

        Unless otherwise indicated or the context otherwise requires, references in this prospectus to (i) the "Issuer" refers to Rocket Companies, Inc., a Delaware corporation, (ii) the "Company," "we," "us," "our" and "Rocket" refer to the Issuer and its consolidated subsidiaries, (iii) "RHI" refers to Rock Holdings Inc., the sole stockholder of the Issuer prior to the consummation our initial public offering and the principal stockholder of the Issuer after the consummation of our initial public offering, (iv) "Holdings" refers to RKT Holdings, LLC, a Michigan limited liability company, the Issuer's direct wholly-owned subsidiary, (v) "Quicken Loans" refers to Quicken Loans Inc. prior to April 15, 2020 and to Quicken Loans, LLC after April 15, 2020, (vi) "Combined Businesses" or "Rocket Companies" refers to 12 subsidiaries of Rock Holdings Inc., all of which will be contributed to Holdings in connection with our initial public offering in the reorganization transactions (Quicken Loans, Amrock Inc., EFB Holdings Inc., Lendesk Canada Holdings Inc., LMB HoldCo LLC, Nexsys Technologies LLC, RCRA Holdings LLC, RockTech Canada Inc., Rock Central LLC, Rocket Homes Real Estate LLC, RockLoans Holdings LLC, and Woodward Capital Management LLC) and (vii) "Rocket Mortgage" refers to either the Rocket Mortgage brand or platform, or the Quicken Loans business, as the context allows. We were formed as a Delaware corporation on February 26, 2020 and, prior to the consummation of the reorganization transactions and our initial public offering, did not conduct any activities other than those incidental to our formation and our initial public offering.

        All financial information presented in this prospectus are derived from the combined financial statements of the Combined Businesses included elsewhere in this prospectus. All financial information presented in this prospectus have been prepared in U.S. dollars in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"), except for the presentation of the following non-GAAP measures: Adjusted Revenue, Adjusted Net Income and Adjusted EBITDA.

        The Company reports financial and operating information in two segments: (1) Direct to Consumer and (2) Partner Network.

ii

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

PROSPECTUS SUMMARY

        The following summary contains selected information about us and about this offering. It does not contain all of the information that is important to you and your investment decision. Before you make an investment decision, you should review this prospectus in its entirety, including matters set forth under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the historical financial statements and the related notes thereto included elsewhere in this prospectus. Some of the statements in the following summary constitute forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements." Certain percentages and other figures provided and used in this prospectus may not add up to 100.0% due to the rounding of individual components.

 COMPANY OVERVIEW

        We are a Detroit-based company obsessed with helping our clients achieve the American dream of home ownership and financial freedom. We are committed to providing an industry-leading client experience powered by our award-winning culture and innovative technologies. We believe our widely recognized "Rocket" brand is synonymous with providing simple, fast, and trusted digital solutions for complex personal transactions.

        Since our inception in 1985, we have consistently demonstrated our ability to launch new consumer experiences, scale and automate operations, and extend our proprietary technologies to partners. Our flagship business, Rocket Mortgage, is the industry leader, having provided more than $1 trillion in home loans since inception while growing our market share by 109% during that period from 4.4% to 9.2%. We have also expanded into complementary industries, such as real estate services, personal lending, and auto sales. In each of these gigantic and fragmented markets, we seek to gain share and drive profitable growth by reinventing the client experience.

        Dan Gilbert, our founder and Chairman, purposefully created a strong cultural foundation of core principles, or "ISMs", as a cultural operating system to guide decision making by all of our team members. At the heart of the ISMs is a simple, yet powerful, concept: "Love our team members. Love our clients." Our team members put the ISMs into action every day. The result is an empowered and passionate team aligned in a common mission. This has led FORTUNE magazine to name us to their list of "100 Best Companies to Work For" for 16 consecutive years.

        Our launch of the Rocket Mortgage online platform in 2015 revolutionized the mortgage process as the first end-to-end digital experience, leveraging decades of technology investment and innovation. Rocket Mortgage is the simplest and most convenient way to get a mortgage. This digital solution utilizes automated data retrieval and advanced underwriting technology to deliver fast, tailored solutions to the palm of a client's hand. Our Rocket Mortgage app, which clients use to apply for a mortgage, interact with our team members, upload documents, e-sign documents, receive statements, and complete monthly payments, has a 4.9 star rating on the Apple App Store.

        Rocket Mortgage technology extends well beyond the app, seamlessly serving clients and client-facing team members across the entire front-end user experience. Rocket Mortgage technology also facilitates the origination, underwriting, closing, and servicing process in a manner designed to sustain positive ongoing client relationships. We have also built proprietary sales technology that allows us to more effectively connect with and win potential clients. Building off this technology, we developed Rock Connections, our sales and support organization, which supports both Rocket Mortgage and several other external partners.

        Rocket Mortgage offers clients speed and simplicity backed by industry-leading automation created through our proprietary software platform and centralized operations. Traditionally, a single processor sequentially performs most loan origination functions. Our process separates these

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

functions to create specialization among team members, automates key steps and prioritizes workflow. Our technology provides our client specialists visibility into the loan process and enables our loans to close faster and more efficiently than industry averages. In 2019, we closed 6.7 loans per month per average production team member, compared to the industry average of 2.3 according to the Mortgage Bankers Association. In 2020, our year to date average has grown to 8.3 loans per month. The result is an unmatched client experience that has earned us recognition as #1 for Mortgage Origination by J.D. Power for the past 10 years—every year we have been eligible for the award.

        We believe our national Rocket brand establishes a competitive advantage that is difficult to replicate. In our industry, we are the only company of scale with significant digital-first brand recognition. Since our inception, we have invested over $5 billion in marketing, including over $900 million for the year ended December 31, 2019. Our in-house marketing agency has a long history of creating bold and visible events and campaigns, including the Quicken Loans Carrier Classic in 2011—a NCAA Men's Basketball game that raised proceeds for military charities and was attended on Veterans Day by President Obama; the Quicken Loans Billion Dollar Bracket for the NCAA Men's Basketball Tournament in 2014, in collaboration with Warren Buffett; the annual Rocket Mortgage Classic—the first ever PGA TOUR event in Detroit; and recently a prominent Super Bowl Squares campaign and our latest Super Bowl ad, featuring actor Jason Momoa, was ranked the fifth best Super Bowl ad by USA Today's Ad Meter.

        We also reach potential clients through highly targeted marketing strategies. Our scale and data analytics provide distinct advantages in the efficiency of our marketing initiatives. We utilize data gathered from inquiries, applications and ongoing client relationships to optimize digital performance marketing to reach the right clients with the right solutions. Continuing our growth in digital marketing, in 2017 we acquired Core Digital Media, a top social media and display advertiser. Our specialized marketing capabilities allowed us to generate inquiries from more than 20 million potential clients in 2019.

        In 2010, we made the strategic decision to invest in loan servicing. Servicing the loans that we originate provides us with an opportunity to build long-term relationships and continually impress our clients with a seamless experience. We employ the same client-centric culture and technology cultivated in our origination business towards our servicing effort. The result is a differentiated servicing experience focused on client service with positive, regular touchpoints and a better understanding of our clients' future needs. As a result of our operational excellence, in 2019 we achieved overall client retention levels of 63%, and refinancing retention levels of 76%, which is approximately 3.5 times higher than the industry average of 22%. In 2020, our year to date average has grown to nearly 75% overall client retention. Additionally, we have been recognized as #1 for Mortgage Servicing by J.D. Power for the past six years—every year we have been eligible for the award.

        Our growth potential is significant. The U.S. residential mortgage market remains highly fragmented. As the largest retail mortgage originator according to Inside Mortgage Finance, we serve 9.2% of an over $2.0 trillion annual market. As adoption of online mortgages increases, we expect to drive further market share growth. Of the clients that applied using our online platform or app, 75% are first-time homeowners and/or Millennials. As a result, we expect our growth to accelerate. As these groups mature and continue to demand a more digital experience, we anticipate that their previous positive experiences with Rocket Mortgage will result in repeat business and further growth of our Company.

        One of our strategic priorities is to grow partnerships with other preeminent companies and professionals whose clients benefit from our solutions. We continue to expand our network of high-quality influencers, which include mortgage professionals in the Quicken Loans Mortgage

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Services (QLMS) network and             ,              and             agents. In addition, we have marketing partnerships with Fortune 500 companies such as                           ,                             and                           . Our partners rely on our trusted brand and technology to deliver the Rocket experience to their clients. To support this effort, we leveraged our Rocket Mortgage technology to develop Rocket Professional, our proprietary platform that enables our partners to offer our best mortgage options to their clients and provide real-time management of loan applications.

        The speed and efficiency of our platform is further enabled by our relationship with our subsidiary Amrock. Amrock is one of the largest providers of title insurance services, property valuations and settlement services in the nation. This business complements our mortgage origination platform with digital appraisal and closing services integrated throughout our Rocket Mortgage technology and processes. This provides a seamless experience for our clients, from their first interaction with Rocket Mortgage through closing.

        We have incubated and organically grown an ecosystem of businesses that creates substantial growth opportunities. Rocket Homes, our proprietary home search platform and real estate agent referral network, helps match Rocket Mortgage clients with highly rated agents, and the coordinated home buying experience improves the certainty of closing. Rocket Homes participated in more than 30,000 real estate transactions in 2019. Rocket Loans, our prime personal loan business, underwrote approximately 25,000 closed loans in 2019 (a year-over-year increase of over 30%). Rocket Auto, our auto sales business that was previously part of Rock Connections, facilitated nearly 20,000 used car sales in 2019, its second full year of operation. We believe our success in the United States can be leveraged in the Canadian mortgage market, a market of approximately $761 billion CAD of annual mortgage originations, and have invested in Lendesk and Edison Financial, two Canadian mortgage business startups.

        We have demonstrated a track record of creating value through profitable growth with a capital-light business model. For the year ended December 31, 2019, our total revenue, net was $5.1 billion and net income attributable to Rocket Companies was $893.8 million, representing a 22% and 46% growth from the prior year, respectively. Over the same time period, Adjusted Revenue was $5.9 billion, Adjusted Net Income was $1.3 billion, and Adjusted EBITDA was $1.9 billion. For reconciliation of these non-GAAP measures to their most comparable U.S. GAAP measures, see "Summary Historical and Pro Forma Condensed Combined Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

MARKET OPPORTUNITY

        We participate in large markets that are changing rapidly. We believe we are well positioned to capitalize on ongoing shifts in market demographics and consumer demands.

We are at the center of the largest consumer asset class in the United States

        According to the Mortgage Bankers Association, there is approximately $10.7 trillion of residential mortgage debt outstanding in the United States as of December 31, 2019. Furthermore, the mortgage industry had total originations of $2.1 trillion in 2019 and has averaged $2.0 trillion in annual originations since 2000. Mortgages are almost always the most significant financial product in a consumer's life and loan servicing creates ongoing relationships with clients through their homeownership lifecycle.

The mortgage industry is highly fragmented.

        The top five companies in the retail mortgage market only comprised 17.3% of total originations in 2019 according to Inside Mortgage Finance. This fragmentation results from the legacy of a decentralized brick-and-mortar presence for mortgage originators, which limits originators' ability to invest in technology and process automation.

        The fragmentation in the mortgage industry contrasts with many other consumer-facing industries where leaders hold a higher market share. As technology continues to create significant differentiation in the competitive landscape for mortgage origination, we believe there will be ongoing opportunities for scalable platforms that combine a superior client experience with faster speed to close to increase their market share.

Consumers increasingly expect a higher level of service and technology-driven user experiences.

        In today's on-demand society, consumers expect a technology-based user experience and process in all their financial interactions. They increasingly desire to have the convenience of speed and simplicity at their fingertips, even for their most complex financial transactions. This provides a significant opportunity for those companies that can improve user experiences while also delivering transparency and certainty.

The home buying experience is positioned for disruptive change.

        Legacy practices permeate not just mortgages, but the entire home buying experience. The process remains opaque for most consumers, as they are forced to coordinate with multiple parties for many different services. A seamless, integrated approach between the real estate agent and the mortgage originator provides the consumer a streamlined experience that achieves a higher certainty of closing and an overall positive sentiment, which can lead to future transactions with our Company.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

OUR STRENGTHS

Culture

        We define our culture through 19 ISMs. Dan Gilbert, our founder and Chairman, created the ISMs as the guiding principles and philosophy for our team members. The ISMs are more than catchy phrases; they are the operating system that acts as the blueprint for all our decision-making and builds the foundation of our culture.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        Each of our approximately 20,000 team members is empowered to apply the ISMs in all aspects of their work and life. The ISMs define our culture and how we conduct business, and this combination of an empowered team with a common, well-defined mission provides us with a significant strategic advantage in the market.

Always Raising Our Level of Awareness

        "Our future, growth, innovation and success starts with the thousands of eyeballs of our team members."

        Everything starts with awareness. We challenge our team members to be alert and observant, really listening to and understanding the needs of our clients, and to deliver actionable innovations that improve the client experience and process. Our culture asks not only for ideas, but also drives for execution. The result is a group of empowered professionals creating unrivaled experiences for our clients.

        We were pioneers in centralizing and digitizing the mortgage experience. We were also one of the first in our industry to recognize the changing client demands and use the internet to deliver fast and simple mortgages, from this initial idea to our modern solutions like Rocket Mortgage and Rocket Professional, our proprietary platform. The awareness and hyper-focus of our team members drives these innovative solutions and our success.

Every Client. Every Time. No Exceptions. No Excuses

        "Every client means 100% of our clients all of the time, not most of the time."

        We value our clients and serve them with an unmatched sense of urgency and importance. We maintain a policy that every client will receive a callback within 24 hours. Our clients have acknowledged the positive experience they have with us in our closed consumer surveys, with approximately 94% recommending us. Our superior client experience is evidenced by our net promoter score (NPS) score of 74, a measure of consumer satisfaction, as compared to the average NPS of 16 for the mortgage origination industry according to J.D. Power. Our award-winning client experience has resulted in other world-class consumer-facing organizations, such as                           , seeking to partner with us.

Obsessed with Finding a Better Way

        "Finding a better way is not something we do on the side or when we get the time. Rather, it's a key priority for every one of our team members."

        We empower our team members to create the processes and programs that will continue to drive our growth. Team members know their opinion is not only welcome but expected, from providing input on how to improve our existing business to pitching a completely new company idea.

        Our obsession with finding a better way is amplified through our constant improvement "Mousetrap Team," and our platform for new ideas "The Cheese Factory." Mousetrap Team members are tasked with closely examining each step of the borrowing process to make it more efficient. Major successes from this team include the development of proprietary technology that prioritizes each step of the loan process based on a client's propensity to close and the development of a texting platform that allows clients to communicate directly with their mortgage banker, reducing delays due to response times. The Cheese Factory and its internal "Pitch Day" competition, both encourage and reward team members for bringing forward ideas.

        Our Product Strategy team continues carrying that momentum, analyzing consumer trends and best practices, and then delivering products under the Rocket umbrella that meet the emerging and

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

future needs of our clients. This team has demonstrated its ability to translate our Company's mission and goals into client-focused solutions and experiences. Recognizing the market opportunity to extend our Rocket Mortgage technology and process to our Partner Network, this team successfully led the development and launch of our partner platform Rocket Professional. Combining business and technical savvy, our strategists revolutionize the way we interact with consumers on our never-ending mission to find a better way for everything we do.

We Are the They

        "There is no 'they.' We are the 'they.' One team. United. All in the mission together. No corporate barriers. No boundaries. Just open doors, open minds and an open culture rooted in trust."

        Our organization emphasizes cooperation, respect and teamwork and minimizes hierarchy and bureaucracy, all to achieve better client results. Our team members and leaders, across our ecosystem, are all aligned towards the common goal of helping our clients and providing an amazing client experience. We recruit, train and develop our team members to all align to this philosophy. We do so with the contributions of our robustly staffed training team that focuses on the development and growth of team members. The group has been recognized by Training Magazine as part of the "Training Top 125" for excellence in training and development.

        Our unity extends beyond the walls of our organization to the communities we call home. Our "for more than profit" approach includes positively impacting our communities through creating jobs and reinvesting dollars and time into our cities. From education and housing stability initiatives to entrepreneurship programs, our team members are at the forefront of growth—both in our business and the communities in which they live, work, and play.

Technology, Data and Automation Innovation

        We built a fully integrated technology platform implemented across our ecosystem to provide a seamless and efficient experience for our team members, clients and partners. We have found that the most powerful approach to improving the client experience is to identify the pain points in the process and create scalable technology-driven solutions for each one.

        Our leadership and over 2,500 technology team members focus on technology along three axes. First, we leverage advanced algorithms and decision trees along with intuitive front-end design to provide an exceptional client interface and service. Second, we use technology and analytics to automate as many steps of our operations as possible to increase our team members' productivity, minimize process lags and errors, and ultimately drive significant improvement in client outcomes on a massive scale. Third, we develop our technology with a view to offer it to external partners in a seamless manner, enabling further growth of our ecosystem.

        We have strategically developed our technology in modules to facilitate agile enhancements. This enables us to effectively scale during market expansion, efficiently onboard partners, and grow into new client segments and channels, with less time and investment than our competitors.

        Additionally, our cutting-edge technology systems are powered by a significant amount of data. In 2019, we had interactions with over 20 million prospective clients. We have long-term mortgage servicing relationships with over 1.87 million client loans. Our technology and data science teams are proficient in leveraging this rich data to streamline the client experience, to improve the efficacy of our marketing campaigns, and to offer products and services suited to each client's specific circumstance.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Client Leads by Year (in millions)

Digital-First Brand and Marketing

        Our investment in the Rocket brand has made it nationally recognized as a simple, fast, and trusted digital solution for clients and partners. We invest in a range of targeted marketing campaigns that leverage our brand to acquire new clients and position our brand as the technology-driven solution for consumers.

        We have over 250 experienced marketing team members in our in-house advertising agency focused on every aspect of the client lifecycle. We create and execute innovative marketing strategies to identify and reach target audiences, engage with interested clients, and promote the client experience. We also rely on our Core Digital Media business, a leading online marketing and client acquisition platform, to generate additional leads. We have invested considerable capital in our brand. Since our inception, we have invested over $5 billion in marketing, including over $900 million for the year ended December 31, 2019.

        While we increase brand awareness through sophisticated marketing, there is no better brand builder than a positive client experience. By providing a positive upfront origination experience, coupled with award-winning servicing over the life of the loan, we establish a long-term relationship with our clients. Servicing a client's loan allows us to remain in contact with our clients and stay current on their financial needs. For example, we rely on insights gained from servicing to offer solutions to clients when they can benefit from a more cost-effective mortgage. As a result of this approach, in 2019 when clients chose their next mortgage, we had overall client retention levels of 63% and refinancing retention levels of 76%, which is approximately 3.5 times higher than the industry average of 22%. In 2020, our year to date average has grown to nearly 75% overall client retention.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

2019 Refinancing Retention

Source: Black Knight Mortgage Monitor.

(1)
Retention rate is the total unpaid principal balance ("UPB") of our clients that originate a new mortgage with us in a given period divided by total UPB of the clients that paid off their existing mortgage and originated a new mortgage in the same period. This calculation excludes clients to whom we did not actively market due to contractual prohibitions or other business reasons.

Superior Economic Model

        We earn the majority of our revenues from the upfront origination of each mortgage through origination fees and the sale of mortgages into the secondary mortgage market. Additional revenue is earned through recurring fees from servicing these same mortgages. We also earn fees from real estate agent referrals in Rocket Homes; origination, gain on sale, and servicing fees in Rocket Loans; and fees from facilitating auto sales in Rocket Auto.

        We believe our platform and technology create a significant financial advantage. Our brand effectiveness and marketing capabilities optimize client acquisition investments and our automated processes reduce unnecessary costs across the origination process. We create significant operating leverage through automation. We can scale quickly and efficiently which allows us to grow both the number of transactions and transaction profitability.

        Our business model is high-velocity, capital light and cash generating. We originate mortgage loans that are sold either to government-backed entities or to investors in the secondary mortgage market. Most sales occur within three weeks of origination, in turn requiring minimal capital. Of the $145 billion of mortgages we originated for the year ended December 31, 2019, 91% were sold to government-backed entities. For the year ended December 31, 2019, our net income attributable to Rocket Companies was $893.8 million and our Adjusted Net Income was $1.3 billion.

        Our business has minimal credit exposure as we sell our mortgage loans to investors in a matter of days. We also do not have direct credit exposure to the servicing portfolio since we do not own the underlying loans that are being serviced. Additionally, our automation and process efficiency are designed to increase data transparency and quality, thereby limiting potential liabilities that could result from errors in underwriting and servicing.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Highly Adaptable and Scalable Platform

        We can scale quickly and efficiently which allows us to increase both the number of clients we provide solutions for and our profitability. Our proprietary loan origination platform allows us to originate, underwrite and close loans in all 50 states over the internet. Additionally our centralized loan processing centers give us greater control over the client experience and allows us to take advantage of economies of scale. Our loan funding capacity is generally sourced from repurchase agreements with large financial instituitions as counterparties, cash generated from operations and proceeds from the fixed-income bond market resulting in a diversified funding strategy. As our business continues to grow, we regularly reassess our funding strategy and we believe we have the ability to access the appropriate amount of capital to support our growth from internally generated cash flows and our various debt agreements. We do not intend to use the proceeds from this offering to fund the growth of our business. For more information, see "Use of Proceeds".

        Our size and technologies allow us to utilize specialized sub-groups to automate the processing and review of data and documents based on a set of predetermined rules-based workflows. Specialization in each step of the origination process allows us to create experts in each task, enabling our team members to rely on their expertise to quickly solve problems and provide greater certainty to close for our clients. This task-based specialization also results in shorter training time for new team members, enabling us to quickly ramp up operational capacity. Our approach is a true differentiator, allowing us to quickly scale the workforce to match demand and the size of the pipeline.

        Our platform provides us the capacity to close a substantially higher amount of loans per month based on current resources without significant investment in infrastructure. This centralized structure and scalable platform also allows Rocket Mortgage to quickly adapt to the evolving regulatory environment and market changes.

        Our scale, together with our high-quality, geographically diverse originations, and efficient platform, allows our experienced capital markets team to achieve superior secondary market execution. Our capital markets team aggregates pools of loans to obtain the best pricing for sales into the market. At the same time, our Capital Markets team uses proprietary technologies in addition to outside information services to hedge interest rate positions until loans are sold. Over the last decade we have generated consistently strong margins, which we believe are attributable to the high-quality loans generated from our business model, combined with our experienced management and capital markets teams.

High-Quality Team Member Experience

        Our culture creates an environment where team members know their opinions are valued and curiosity is encouraged. This collaborative atmosphere empowers our team members and keeps them engaged, making us stronger, faster, and more innovative as a company. Our internal surveys show approximately 95% of our team members believe the work they do contributes to the success of our Company.

        Our high-quality workplace culture creates significant opportunities to attract and retain talent. We encourage our team members to build a long-term career within our Company and focus on a common mission. Our commitment to the cities where we live, work, and play, attracts team members who are similarly focused on building a strong community, further benefitting our cultural identity.

        In addition to the recognition we received from FORTUNE magazine, our operations in Phoenix, Cleveland and Charlotte have been recognized as top workplaces in 2019 in local business

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

publications. Of our approximately 20,000 team members, approximately 1,500 team members have been with us for over 10 years.

Strong, Collaborative Senior Leadership Team

        Our senior leadership team's vision has reshaped the mortgage landscape and fueled our substantial growth while consistently reinforcing our culture. This long-tenured team has been with us for an average of 24 years. Dan Gilbert, our founder and Chairman, has provided us with steady leadership during our entire 35-year history and served as Chief Executive Officer from 1985 until 2002. Jay Farner is our current Chief Executive Officer and has been with us for 24 years. Bob Walters is our President and Chief Operating Officer and has been with us for 23 years. Julie Booth is our Chief Financial Officer and has been with us for 16 years. Angelo Vitale is our General Counsel and Secretary and has been with us for 23 years. This team has led us through a variety of housing and economic cycles, and have found ways to take advantage of broader industry disruption to continue our growth and success.

        We are focused on developing and promoting talent from within, which has enabled us to develop both the current team of senior leaders as well as the next generation of leaders. Prior to becoming Chief Executive Officer, Jay Farner served as our President and Chief Marketing Officer and Vice President of Web Mortgage Banking before that. In these roles, Jay personally led the building of Rocket Mortgage and brand strategy, as well as online performance marketing and the creation of the centralized banking teams. Prior to becoming President and Chief Operating Officer, Bob Walters served as our Chief Economist and Executive Vice President leading Capital Markets and Servicing. In these roles, Bob oversaw the teams responsible for developing our capital markets capabilities, launching servicing and transforming our client experience and operations teams. Prior to becoming Chief Financial Officer, Julie Booth served as our Vice President, Finance and initiated the creation and development of the Treasury, Procurement, and Internal Audit functions over the years. Angelo Vitale has served as Chief Executive Officer of our subsidiary Rock Central and as our Executive Vice President, General Counsel and Secretary. In these positions, Angelo has been responsible for our legal functions, including regulatory compliance, commercial real estate leasing and enterprise risk management.

OUR GROWTH

Rocket Mortgage Market Share ($ in billions)

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        We have significant opportunity for continued growth as we advance and leverage our technology, brand, scale, and commitment to providing an exceptional client experience.

Expand Our Lead in Our Core Market

        We are the largest retail mortgage originator in the U.S. according to Inside Mortgage Finance, with $145 billion in originations in 2019. We originated $51.7 billion in the three months ended March 31, 2020, which is a 24% CAGR from originations of $25 billion in 2009. We are the scaled leader in the U.S. mortgage industry with market share of 9.2%. Of total originations in 2019, $39 billion, or 27%, were to clients purchasing a home. This would make us the fourth largest retail originator based on purchase volume alone. We will continue to invest significantly in our brand, technical capabilities and our award-winning client experience, which we expect will support a considerable increase in our market share of the mortgage origination and servicing industry. Our superior client experience is evidenced by our net promoter score (NPS) score of 74, a measure of consumer satisfaction, as compared to the average NPS of 16 for the mortgage origination industry according to J.D. Power.

Market Demographics Will Drive Growth

        As consumers increasingly gravitate towards a digital experience, we believe Rocket Mortgage can uniquely address their needs. In particular, we stand ready for an expected increase in Millennial homeownership rates, which at approximately 32% significantly lags the rates of Generation X and Baby Boomers. Homeownership remains a top priority among approximately 70% of Millennials and their homeownership rate should trend higher as they continue to build wealth. These consumers increasingly demand a fully digital experience.

RocketMortgage.com Site Visits (in millions)

Our Partner Network Should Generate Significant Growth

        We expect our partner network to support further growth. We have aligned our brand with other high-quality consumer-focused organizations, which we believe will provide us with a differentiated

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

efficient client acquisition channel that our competitors cannot easily replicate. We have formed relationships with influencers who utilize our platform with their clients, like                  , and marketing partners who refer their clients directly to us, such as                  ,                   , and                  . We have a robust pipeline of potential partners that we are working to onboard in 2020 and beyond. Our technology is designed to be easily adaptable, which allows us to seamlessly onboard partners and begin originations in a short time period.

Our Ecosystem Creates Substantial Growth Opportunities

        Our ecosystem is a series of connected businesses centered on delivering better solutions to our clients through our technology and scale. The total addressable market for our ecosystem of businesses, including markets for mortgage originations in U.S. and Canada, personal loans, home sales, used auto sales, and real estate advertising amounts to approximately $5.6 trillion.

        We actively created a number of businesses in markets where we believe our core strengths will drive success, including:

  •
  Amrock: Amrock is one of the largest title insurance services, property valuation and settlement providers in the country, Amrock uses proprietary technology that integrates seamlessly with the Rocket Mortgage technology and processes. This provides a digital, seamless experience for our clients with speed and efficiency from their first interaction with Rocket Mortgage through closing. Amrock facilitated over 444,000 settlement transactions in 2019.

  •
  Rocket Homes: Through its online home search platform and real estate agent referral network, we provide ancillary services around the real estate point of sale. According to the Consumer Federation of America, the real estate point of sale market has approximately $100 billion of annual sales in the United States.

  •
  Core Digital Media: Core Digital Media is a top digital social and display advertiser in the mortgage, insurance and education sectors, Core Digital Media generated approximately six million client leads for mortgage and other industries in 2019. This business enables growth for our broader ecosystem offering unique insight into the market that allows us to introduce innovative marketing programs designed to increase the conversion rates for online leads. We also leverage Core Digital Media's capabilities in cross-marketing our products and services to clients across our ecosystem.

  •
  Rocket Loans: We launched our personal unsecured loan origination business in 2016 and focus on clients with prime credit scores. According to TransUnion Industry Insights Report, the personal unsecured lending market in the United States has approximately $162 billion of outstanding balances, which have grown at a 16% compound annual growth rate ("CAGR") since 2016.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

  •
  Rocket Auto: The sales capabilities in our Rock Connections business has fueled our early success in auto sales, with Rocket Auto facilitating nearly 20,000 used car sales in 2019. According to Edmunds, the consumer auto sales market in the United States had approximately 40.8 million used auto sales units in the twelve months ended September 30, 2019.

  •
  Lendesk: Our first investment into the Canadian mortgage market, Lendesk is a startup that offers a suite of products to digitize and simplify the Canadian mortgage experience.

  •
  Edison Financial: Our second investment into the Canadian mortgage market, Edison is a digital mortgage firm that will use Lendesk's Spotlight as its lender submission platform. We believe our success in the United States can be leveraged in the Canadian mortgage market, a market of approximately $761 billion CAD of annual mortgage originations.

        Each of these businesses benefits from its relationship with Rocket Mortgage and in many cases Rocket Mortgage also benefits from these relationships. For example, our experience has shown that a relationship with a Rocket Homes' partner agent significantly increases the likelihood that we will close a Rocket Mortgage loan. Similarly, we have found that a significant number of personal loan leads from Rocket Loans have turned into mortgage refinance transactions once we are able to spend time with the clients to understand their needs better.

RECENT DEVELOPMENTS

Business Update in Response to COVID-19 Pandemic

        We are closely monitoring the public health response and economic impacts of COVID-19. There is significant uncertainty related to the economic outcomes from this global pandemic, including the response of the federal, state and local governments as well as regulators such as the Federal Housing Finance Agency (FHFA).

        Despite this, we believe we are well positioned to continue serving our clients in the same award-winning manner as in the past based on our recent success in transitioning to a remote work environment and our strong balance sheet that can provide liquidity for continued growth amid the significant volatility. This is demonstrated by our record mortgage origination volumes in March, April and May 2020. Additionally, we have taken proactive measures to protect our team members, ensure the continuity of business operations and maintain our strong liquidity position.

Team Member Safety

        We are focused on the safety and wellness of our team members. In March, we moved to a remote work environment for over 98% of our team members. Many of our team members have had the ability to work from home for years, making a shift like this an easier transition than it would have been otherwise. For essential team members coming into the office, we have imposed additional restrictions for their protection including prohibiting visitors' access to our offices, increasing cleaning, providing protective masks and testing. Our senior leadership team participates in a daily call to plan and execute response activity as well as receive health and economic updates, discuss business operations, and team member wellness. We also have a dedicated group focused on monitoring conditions and making recommendations to senior leadership on necessary changes.

Business Operations and Liquidity

        While the financial markets have demonstrated significant volatility due to the economic impacts of COVID-19, interest rates have fallen to historic lows resulting in increased mortgage refinance originations and favorable margins. Our automated, scalable platform and processes enable us to respond quickly to the increased market demand. However, the extent and severity of economic

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

impacts due to COVID-19 are not yet known and, as a result of these factors being outside our control, our origination volumes may decrease in the future.

        Beginning in the first quarter of 2020, and despite this uncertainty, we have seen substantial growth in our business and we have undertaken key steps to position our platform for continued success and as a result of these actions realized several substantial achievements.

  •
  Materially increased our cash position

  •
  Negotiated $3.25 billion of increases in loan funding capacity with our current lending partners

  •
  Achieved record Adjusted EBITDA.

  •
  Reduced turn times on originations to record lows

  •
  Stepped up verification of key metrics such as employment and income to ensure the highest quality underwriting standards are maintained.

        In March 2020, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES" Act) was signed providing clients with GSE and government agency backed mortgages the ability to request a forbearance plan. As of May 31, 2020, we had approximately 96,000 clients on forbearance plans, which represents approximately 5.1% of our total serviced client loans.

        As a servicer, we are required to advance principal and interest to the investor for up to four months on GSE backed mortgages and longer on other government agency backed mortgages on behalf of clients who have entered a forbearance plan. We are able to utilize funds from prepayments and mortgage pay-offs from other clients to fund these principal and interest advances prior to remitting those funds to the agencies. To date, we have been able to fund all required principal and interest advances with these pay-off funds and have not had to use any corporate cash or draw on any facilities in order to fulfill principal and interest advances related to forbearances.

        While these advance requirements may be significant at higher levels of forbearance, we believe we are very well-positioned in terms of our liquidity. As of April 30, 2020, we had $1.83 billion of cash and cash equivalents and $1.0 billion in undrawn lines of credit. We are in ongoing discussions with our lending partners around additional advance financing, which would further supplement our liquidity should the need arise. Although the forbearance activity noted above has not yet had a material impact on our cash flows, we expect servicing advances to grow over time and believe they could become material. Actual servicing advances will be driven by the number of clients entering into forbearance plans, the amount of time clients spend in the forbearance plans (most have the ability to extend forbearance plans for up to one year), and the level of successful resolution of forborne amounts at the end of forbearance periods all of which will be impacted by the pace at which the economy recovers from the COVID-19 pandemic.

        Protecting our cash position and maintaining sufficient liquidity is a top priority. We maintain diversified liquidity sources to allow us to fund our loan origination business, manage our day-to-day operations and protect us against foreseeable market risks. To support our increased origination volumes, we negotiated increases totaling $3.25 billion from six different counterparties for our loan funding facilities, of which $2.75 billion are temporary. We continue to pursue additional loan funding capacity to fund our origination volumes as needed.

        While we appreciate that we are facing an unprecedented set of circumstances today, we believe that we have taken the necessary steps to position the Company for success in both the near term and into the future. We are extremely proud of our team members and what they have been able to achieve amidst this challenging environment. We look forward to continuing to serve our clients and helping them through these unprecedented times.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Preliminary Estimated Financials Results for the Six Months Ended June 30, 2020

        Our financial results for the six months ended June 30, 2020 are not yet complete and will not be available until after the completion of this offering. Accordingly, we are presenting below certain preliminary estimated unaudited financial data as of and for the six months ended June 30, 2020. The unaudited estimated financial data set forth below are preliminary and subject to revision based upon the completion of our quarter-end financial closing processes as well as the related external review of the results of operations for the six months ended June 30, 2020. Our estimated financial data are forward-looking statements based solely on information available to us as of the date of this prospectus. As a result, our actual results for the six months ended June 30, 2020 may differ materially from the preliminary estimated financial results set forth below upon the completion of our financial closing procedures, final adjustments, and other developments that may arise prior to the time our financial results are finalized. You should not place undue reliance on these estimates. The information presented herein should not be considered a substitute for the financial information to be filed with the SEC in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2020 once it becomes available. For additional information, see "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors."

        Our preliminary estimated data contained in this prospectus have been prepared in good faith by, and are the responsibility of, management based upon our internal reporting for the six months ended June 30, 2020. Ernst & Young LLP has not audited, reviewed, compiled or performed any procedures with respect to the following preliminary financial data. Accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto.

        We have presented the following preliminary estimated data as of and for the six months ended June 30, 2020:

As of June 30,
	2020		2019
($ in thousands)	Low	High	(Actual)
Cash and cash equivalents	$	$	$
Funding facilities	$	$	$
Other financing facilities & debt	$	$	$
Total equity	$	$	$

For the Six Months Ended June 30,
	2020		2019
($ in thousands)	Low	High	(Actual)
Closed loan origination volume	$	$	$
Net income (loss)	$	$	$
Adjusted Net Income(1)	$	$	$
Adjusted EBITDA(1)	$	$	$

(1)
We define "Adjusted Net Income" as tax-effected earnings before stock-based compensation expense and the change in fair value of MSRs due to valuation assumptions, and the tax effects of those adjustments. We define "Adjusted EBITDA" as earnings before interest and amortization expense on non-funding debt, income tax, and depreciation and amortization, net of the change in fair value of MSRs due to valuation assumptions and stock-based compensation expense. We exclude from each of these non-GAAP revenues the change in fair value of MSRs due to valuation assumptions as this represents a non-cash non-realized adjustment to our total revenues, reflecting changes in assumptions including discount rates and prepayment speed assumptions, mostly due to changes in market interest rates, which is not

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

  indicative of our performance or results of operation. Adjusted EBITDA includes interest expense on funding facilities, which are recorded as a component of 'interest income, net', as these expenses are a direct operating expense driven by loan origination volume. By contrast, interest and amortization expense on non-funding debt is a function of our capital structure and is therefore excluded from Adjusted EBITDA.

  For a more specific and thorough discussion on Adjusted Net Income and Adjusted EBITDA, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

  The following table presents a reconciliation of Adjusted Net Income to net income attributable to Rocket Companies.

For the Six Months Ended June 30,
	2020		2019
Reconciliation of Adjusted Net Income to Net Income Attributable to Rocket Companies ($ in thousands)	Low	High	(Actual)
Net income (loss) attributable to Rocket Companies	$	$	$

Adjustment to the provision for income tax(a)
Tax-effected net income (loss)(a)
Non-cash stock compensation expense
Change in fair value of MSRs due to valuation assumptions(b)
Tax impact of adjustments(c)	$	$	$

Adjusted Net Income	$	$	$

(a)
The Issuer will be subject to U.S. Federal income taxes, in addition to state, local and Canadian taxes with respect to its allocable share of any net taxable income of Holdings. The adjustment to the provision for income tax reflects the effective tax rates below, assuming the Issuer owns 100% of the Holdings Units (as defined below).

	For the Six Months Ended June 30,
	2020		2019
	Low	High	(Actual)
Statutory U.S. Federal Income Tax Rate
Canadian taxes
State and Local Income Taxes (net of federal benefit)

Effective Income Tax Rate
(b)
Reflects changes in assumptions including discount rates and prepayment speed assumptions, mostly due to changes in market interest rates.

(c)
Tax impact of adjustments gives effect to the income tax related to non-cash stock compensation expense and change in fair value of MSRs due to valuation assumptions at the above described effective tax rates for each year.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

  The following table presents a reconciliation of Adjusted EBITDA to net income.

	For the Six Months Ended June 30,
	2020		2019
Reconciliation of Adjusted EBITDA to Net Income ($ in thousands)	Low	High	(Actual)
Net income (loss)
Interest and amortization expense on non-funding debt
Income tax provision
Depreciation and amortization
Non-cash stock compensation expense
Change in fair value of MSRs due to valuation assumptions(a)

Adjusted EBITDA

(a)
Reflects changes in assumptions including discount rates and prepayment speed assumptions, mostly due to changes in market interest rates.

REORGANIZATION TRANSACTIONS

        Prior to the commencement of the reorganization transactions described below and this offering, all of the outstanding equity interests of Quicken Loans, as well as all or a majority of the outstanding equity interests in our other operating subsidiaries, that historically have operated our businesses, were directly or indirectly owned by RHI.

        Prior to the completion of this offering, we will consummate an internal reorganization, which we refer to as the "reorganization transactions." In connection with the reorganization transactions, the following steps have or will occur:

  •
  the Issuer was incorporated in Delaware on February 26, 2020, as a wholly-owned subsidiary of RHI;

  •
  Holdings was formed in Michigan on March 6, 2020, as a wholly-owned subsidiary of RHI;

  •
  Quicken Loans Inc. converted to a Michigan limited liability company on April 15, 2020;

  •
  the Combined Businesses will make a cash distribution to RHI in an aggregate amount of $             million (the "Special Distribution");

  •
  in July 2020, RHI will contribute to Holdings (a) Quicken Loans, LLC and (b) the interests it holds in certain of the other Combined Businesses.

  •
  in July 2020, Dan Gilbert, our founder and Chairman, will contribute $20.0 million to Holdings and become a member of Holdings;

  •
  prior to the completion of this offering, RHI will contribute to Holdings the interests it holds in the remaining Combined Businesses. As a result, Holdings will become the direct holder of the interests of Quicken Loans and of all the Combined Businesses, which are RHI's direct and indirect subsidiaries through which it conducts the following businesses and activities: (i) our title insurance services, property valuations and settlement services business, (ii) our real estate agent network, (iii) our home search website, (iv) our client care center, (v) our auto sales business, (vi) our personal loan business, (vii) our support services provider, (viii) our loan securitization business, (ix) our Canadian mortgage business and (x) our Canadian technology service provider;

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

  •
  prior to the completion of this offering, the Issuer will become the sole managing member of Holdings;

  •
  prior to the completion of this offering, we will amend the limited liability company agreement of Holdings and provide that, among other things, all of the existing equity interests in Holdings will be reclassified into Holdings' non-voting common interest units, which we refer to as "Holdings Units." Holdings will issue                   Holdings Units to RHI and             Holdings Units to Dan Gilbert (assuming, in each case, an initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus));

  •
  prior to the completion of this offering, we will amend and restate our certificate of incorporation and we will be authorized to issue four classes of common stock: Class A common stock, Class B common stock, Class C common stock and Class D common stock, which we refer to collectively as our "common stock." The Class A common stock and Class C common stock will each provide holders with one vote on all matters submitted to a vote of stockholders, and the Class B common stock and Class D common stock will each provide holders with 10 votes on all matters submitted to a vote of stockholders. The holders of Class C common stock and Class D common stock will not have any of the economic rights (including rights to dividends and distributions upon liquidation) provided to holders of Class A common stock and Class B common stock. These attributes are summarized in the following table:

Class of Common Stock	Votes	Economic Rights
Class A common stock	1	Yes
Class B common stock	10	Yes
Class C common stock	1	No
Class D common stock	10	No

  Our certificate of incorporation provides that, at any time when the aggregate voting power of the outstanding common stock or preferred stock beneficially owned by RHI or any entity disregarded as separate from RHI for U.S. federal income tax purposes (the "RHI Securities") would be equal to or greater than 79% of the total voting power of our outstanding stock, the number of votes per share of each RHI Security shall be reduced such that the aggregate voting power of all of the RHI Securities is equal to 79%.

  Shares of our common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders. There will be no shares of Class B common stock and no shares of Class C common stock outstanding after the completion of this offering;

  •
  prior to the completion of this offering, we will issue RHI and Dan Gilbert a number of shares of our Class D common stock in exchange for a payment by RHI and Dan Gilbert, as applicable, of the aggregate par value of the Class D common stock received equal to the number of Holdings Units held by RHI and Dan Gilbert, as applicable;

  •
  prior to the completion of this offering, each of RHI and Dan Gilbert will be granted the right to exchange its Holdings Units, together with a corresponding number of shares of our Class D common stock or Class C common stock, for, at our option, (i) shares of our Class B common stock or Class A common stock or (ii) cash (based on the market price of our Class A common stock); and

  •
  prior to the completion of this offering, we will enter into an acquisition agreement with RHI and its direct subsidiary Amrock Holdings Inc. pursuant to which we will acquire Amrock Title Insurance Company ("ATI"), an entity through which RHI conducts its title insurance

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

    underwriting business, for total aggregate consideration of $14.4 million that will consist of             Holdings Units and shares of Class D common stock of RHI valued at the price to the public in this offering (             Holdings Units, (assuming an initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)) (such acquisition, the "ATI acquisition"). ATI's net income for the year ended December 31, 2019 was $4.7 million. The consummation of this acquisition is subject to customary closing conditions, including the receipt of regulatory approvals. We expect the ATI acquisition will close in the fourth quarter of 2020.

For more information, see "Organizational Structure."

        After the completion of this offering, based on an assumed initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we intend to use the entire aggregate amount of $              million of the net proceeds from this offering (or $              million if the underwriters exercise their option to purchase additional shares in full) to acquire a number of Holdings Units and shares of Class D common stock from RHI equal to the amount of such net proceeds divided by the price paid by the underwriters for shares of our Class A common stock in this offering (             Holdings Units or, if the underwriters exercise their option to purchase additional shares in full,             Holdings Units). We do not intend to use any proceeds from this offering to acquire any Holdings Units and shares of Class D common stock from Dan Gilbert.

        We estimate that the offering expenses (other than the underwriting discounts) will be approximately $              million. All of such offering expenses will be paid for or otherwise borne by Holdings. For more information, see "Use of Proceeds."

        The following diagram depicts our organizational structure following the reorganization transactions, this offering and the application of the net proceeds from this offering (assuming an initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and no exercise of the underwriters' option to

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

purchase additional shares). This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure:

(1)
Includes the Combined Businesses other than Quicken Loans, which are our direct and indirect subsidiaries through which we will conduct the following businesses and activities: (i) our title insurance services, property valuations and settlement services business, (ii) our real estate agent network, (iii) our home search website, (iv) our client care center, (v) our auto sales business, (vi) our personal loan business, (vii) our support services provider, (viii) our loan securitization business, (ix) our Canadian mortgage business and (x) our Canadian technology service provider. After the ATI acquisition closes, which we expect to happen in the fourth quarter of 2020, ATI will become one of our subsidiaries through which we will conduct title insurance underwriting business.

        In connection with the reorganization transactions, we will be appointed as the sole managing member of Holdings pursuant to the limited liability company agreement of Holdings. Because we will manage and operate the business and control the strategic decisions and day-to-day operations of Holdings and will also have a substantial financial interest in Holdings, we will consolidate the financial results of Holdings, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of RHI and of Dan Gilbert to a portion of Holdings' net income (loss). In addition, because the Combined Businesses will be under the common control of RHI before and after the reorganization transactions, we will account for the reorganization transactions as a reorganization of entities under common control and will initially measure the interests of RHI in the assets and liabilities of Holdings at their carrying amounts as of the date of the completion of the reorganization transactions.

        Upon the completion of this offering and the application of the net proceeds from this offering, assuming no exercise of the underwriters' option to purchase additional shares (based on an assumed initial public offering price of $         per share (the midpoint of the estimated public offering

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

price range set forth on the cover page of this prospectus)), we will hold approximately         % of the outstanding Holdings Units, RHI will hold approximately         % of the outstanding Holdings Units and approximately 79% of the combined voting power of our outstanding common stock, Dan Gilbert will hold approximately         % of the outstanding Holdings Units and approximately         % of the combined voting power of our outstanding common stock and the investors in this offering will hold approximately         % of the combined voting power of our common stock. See "Organizational Structure," "Certain Relationships and Related Party Transactions" and "Description of Capital Stock" for more information on the rights associated with our capital stock and the Holdings Units.

        The purchase of Holdings Units (along with corresponding shares of our Class D common stock) from RHI using the net proceeds from this offering, future exchanges by RHI or Dan Gilbert (or its transferees or other assignees) of Holdings Units and corresponding shares of Class D common stock or Class C common stock for shares of our Class B common stock or Class A common stock, and future purchases of Holdings Units (along with the corresponding shares of our Class D common stock or Class C common stock) from RHI or Dan Gilbert (or its transferees or other assignees) are expected to produce favorable tax attributes for us. These tax attributes would not be available to us in the absence of those transactions. In connection with the reorganization transactions, we will enter into a tax receivable agreement with RHI and Dan Gilbert that will obligate us to make payments to RHI and Dan Gilbert generally equal to 90% of the applicable cash savings that we actually realize as a result of these tax attributes and tax attributes resulting from payments made under the tax receivable agreement. We will retain the benefit of the remaining 10% of these tax savings. See "Organizational Structure—Holding Company Structure and Tax Receivable Agreement" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

RISK FACTORS

        Participating in this offering involves substantial risk. Our ability to execute our strategy also is subject to certain risks. The risks described under the heading "Risk Factors" immediately following this summary may cause us not to realize the full benefits of our competitive strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges and risks we face include the following:

  •
  technology disruptions or failures, including a failure in our operational or security systems or infrastructure;

  •
  cyberattacks and other data and security breaches;

  •
  our dependence on macroeconomic and U.S. residential real estate market conditions;

  •
  changes in interest rates and U.S. monetary policies that affect interest rates;

  •
  our reliance on our loan funding facilities to fund mortgage loans and otherwise operate our business;

  •
  our ability to sell loans in the secondary market to a limited number of investors and to the government sponsored enterprises ("GSEs") (Fannie Mae and Freddie Mac), and to securitize our loans into mortgage-backed securities ("MBS") through the GSEs and Ginnie Mae;

  •
  our ability to comply with complex and continuously changing laws and regulations applicable to our business, and to avoid potentially severe sanctions for non-compliance;

  •
  disruptions in the secondary home loan market, including the MBS market;

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

  •
  changes in the GSEs, U.S. Federal Housing Authority, U.S. Department of Agriculture ("USDA") and U.S. Department of Veteran's Affairs ("VA") guidelines or GSE and Ginnie Mae guarantees;

  •
  our ability to maintain or grow our servicing business;

  •
  intense competition in the markets we serve; and

  •
  failure to accurately predict the demand or growth of new financial products and services that we are developing.

OUR PRINCIPAL EQUITYHOLDER

        Following the completion of the reorganization transactions and this offering, RHI will control approximately 79% of the combined voting power of our outstanding common stock. As a result, RHI will control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws and the approval of any merger or sale of substantially all of our assets. Because RHI will control more than 50% of the combined voting power of our outstanding common stock, we will be a "controlled company" under the corporate governance rules for Exchange-listed companies. Therefore we will be permitted to, and we intend to, elect not to comply with certain corporate governance requirements of the Exchange. For more information on the implications of this distinction, see "Risk Factors—Risks Related to this Offering and our Class A Common Stock," "Management—Controlled Company," and "Principal Stockholders."

        In addition to being our principal stockholder, RHI is the majority stockholder of several other businesses, including a technology services provider (Detroit Labs) and the preeminent online dictionary (Dictionary.com). For more information on RHI, see "Certain Relationships and Related Party Transactions."

        Dan Gilbert, our founder and Chairman, is the majority stockholder of RHI and serves as the chairman of RHI's board of directors. Dan is passionate about building great American cities and has invested billions of dollars into properties and community programming in Detroit and Cleveland. Dan is also the majority shareholder of the Cleveland Cavaliers of the National Basketball Association, the majority shareholder and founder of the real estate investment firm Bedrock and the controlling shareholder and founder of the unicorn online startup StockX. For more information on Dan, see "Management."

CORPORATE INFORMATION

        We were incorporated under the laws of the state of Delaware, on February 26, 2020. Our principal executive offices are located at 1050 Woodward Avenue, Detroit, MI 48226. Our telephone number is (313) 373-7990. Our website is located at ir.rocketcompanies.com. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on our website or any such information in making your decision whether to purchase shares of our Class A common stock.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

THE OFFERING

Issuer	Rocket Companies, Inc.
Class A common stock outstanding before this offering	None.
Class A common stock offered by us	shares.
Option to purchase additional shares

We have granted the underwriters an option to purchase up to an additional             shares of Class A common stock. The underwriters may exercise this option at any time within 30 days from the date of this prospectus. See "Underwriting."

Class A common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

If, immediately after this offering and the application of the net proceeds from this offering, RHI and Dan Gilbert were to elect to exchange all their Holdings Units and corresponding shares of Class D common stock for shares of our Class B common stock and any such shares of our Class B common stock were then converted into shares of Class A common stock,              shares of our Class A common stock would be outstanding (         % of which would be owned by non-affiliates of the Company) (or             shares (         % of which would be owned by non-affiliates of the Company) if the underwriters exercise their option to purchase additional shares in full).

Class B common stock to be outstanding immediately after this offering	None.
Class C common stock to be outstanding immediately after this offering	None.
Class D common stock to be outstanding immediately after this offering shares. Shares of our Class D common stock have voting but no economic rights (including rights to dividends and distributions upon liquidation) and will be issued to RHI and Dan Gilbert in the reorganization transactions in an amount equal to the number of Holdings Units held by RHI and Dan Gilbert, as applicable. When a Holdings Unit, together with a share of our Class D common stock, is exchanged for a share of our Class B common stock, the corresponding share of our Class D common stock will be cancelled.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Voting rights	Except as described below, each share of our Class A common stock entitles its holder to one vote per share.

Except as described below, each share of our Class B common stock entitles its holder to 10 votes per share. No shares of Class B common stock will be issued and outstanding upon the completion of this offering and the application of the net proceeds from this offering.

Except as described below, each share of our Class C common stock entitles its holder to one vote per share. No shares of Class C common stock will be issued and outstanding upon the completion of this offering and the application of the net proceeds from this offering.

Except as described below, each share of our Class D common stock entitles its holder to 10 votes per share.

All classes of our common stock with voting rights generally vote together as a single class on all matters submitted to a vote of our stockholders. Upon the completion of this offering, all of our outstanding Class D common stock will be held by RHI and Dan Gilbert. See "Description of Capital Stock.

Our certificate of incorporation provides that, at any time when the aggregate voting power of the outstanding common stock or preferred stock beneficially owned by RHI or any entity disregarded as separate from RHI for U.S. federal income tax purposes (the "RHI Securities") would be equal to or greater than 79% of the total voting power of our outstanding stock, the number of votes per share of each RHI Security shall be reduced such that the aggregate voting power of all of the RHI Securities is equal to 79% (such provision, the "Voting Limitation").

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

As a result of the Voting Limitation, (a) each outstanding share of Class D common stock held by RHI will initially be entitled to    votes per share (or    votes per share if the underwriters exercise their option to purchase additional shares in full), representing an aggregate of 79% of the combined voting power of our outstanding common stock upon the completion of this offering and the application of the net proceeds from this offering; (b) each outstanding share of Class D common stock held by Dan Gilbert will initially be entitled to 10 votes per share, representing an aggregate of             % of the combined voting power of our outstanding common stock upon the completion of this offering and the application of the net proceeds from this offering (based on an assumed initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)) and (c) each outstanding share of Class A common stock will initially be entitled to one vote per share, representing an aggregate of             % of the combined voting power of our outstanding common stock upon the completion of this offering and the application of the net proceeds from this offering (based on an assumed initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)).

Exchange and conversion rights

Holdings Units, together with a corresponding number of shares of Class D common stock or Class C common stock, may be exchanged for, at our option (as the sole managing member of Holdings), (i) shares of our Class B common stock or Class A common stock, as applicable, on a one-for-one basis or (ii) cash (based on the market price of our Class A common stock), subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

Each share of our Class D common stock is convertible at any time, at the option of the holder, into one share of Class C common stock.
Each share of our Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Each share of our Class B common stock and Class D common stock, as applicable, will automatically convert into one share of Class A common stock or Class C common stock, as applicable, (a) immediately prior to any sale or other transfer of such share by a holder of such share, subject to certain limited exceptions, such as transfers to permitted transferees, or (b) if RHI, the direct or indirect equityholders of RHI and their permitted transferees own less than 10% of our issued and outstanding common stock. See "Description of Capital Stock."

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $             million (or approximately $             million if the underwriters exercise their option to purchase additional shares), after deducting underwriting discounts and commissions, based on an assumed initial offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

We intend to use the entire aggregate amount of the net proceeds from this offering to acquire a number of Holdings Units and shares of Class D common stock from RHI equal to the amount of such net proceeds divided by the price paid by the underwriters for shares of our Class A common stock in this offering (             Holdings Units at the midpoint of the estimated public offering price range set forth on the cover page of this prospectus or, if the underwriters exercise their option to purchase additional shares in full,             Holdings Units). We do not intend to use any proceeds from this offering to acquire any Holdings Units and shares of Class D common stock from Dan Gilbert.

We estimate that the offering expenses (other than the underwriting discounts) will be approximately $ million. All of such offering expenses will be paid for or otherwise borne by Holdings.
Controlled company

Upon completion of this offering, RHI will continue to beneficially own more than 50% of the combined voting power of our outstanding common stock. As a result, we intend to avail ourselves of the "controlled company" exemptions under the rules of the Exchange, including exemptions from certain of the corporate governance listing requirements. See "Management—Controlled Company."

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Dividend policy

We do not intend to pay cash dividends on our common stock in the foreseeable future. However, we may, in the future, decide to pay dividends on our common stock. Any declaration and payment of future dividends to holders of our common stock may be limited by restrictive covenants in our debt agreements, will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends and other considerations that the board of directors deems relevant. See "Dividend Policy."

Listing	We have applied to list our Class A common stock on the Exchange under the symbol "RKT."
Risk factors

You should read the section titled "Risk Factors" and the other information included in this prospectus for a discussion of some of the risks and uncertainties you should carefully consider before deciding to invest in our Class A common stock.

Directed share program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to       % of the Class A common stock for sale to certain persons associated with us. The sales will be made at our direction through a directed share program. Each person buying shares of Class A common stock through the directed share program will be subject to a 180-day lock-up period with respect to such shares. If these persons purchase Class A common stock it will reduce the number of shares of Class A common stock available for sale to the general public. Any reserved shares of Class A common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock offered by this prospectus. See "Underwriting—Directed Share Program" for more information.

        Unless we indicate otherwise, the number of shares of our Class A common stock outstanding after this offering excludes:

  •
                      shares issuable pursuant to equity-based awards with respect to an aggregate amount of                     shares of Class A common stock we expect to issue in connection with this offering under the Rocket Companies, Inc. 2020 Management Incentive Plan (the "2020 Management Incentive Plan"). For more information on the 2020 Management Incentive Plan, see "Executive Compensation;"

  •
  additional shares issuable pursuant to equity-based awards with respect to an aggregate amount of             shares of Class A common stock, that we expect to remain available for issuance under the 2020 Management Incentive Plan following the completion of this offering. For more information on the 2020 Management Incentive Plan, see "Executive Compensation;" and

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

  •
               shares of our Class A common stock reserved for issuance upon the exchange of Holdings Units (together with the corresponding shares of our Class D common stock) into shares of Class B common stock and the conversion of our Class B common stock into Class A common stock.

        Unless we indicate otherwise, all information in this prospectus assumes (i) that the underwriters do not exercise their option to purchase up to                           additional shares from us and (ii) an initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

SUMMARY HISTORICAL AND PRO FORMA CONDENSED COMBINED
FINANCIAL AND OTHER DATA

        The following tables set forth our summary historical and pro forma condensed combined financial and other data for the periods presented. We were formed as a Delaware corporation on February 26, 2020 and have not, to date, conducted any activities other than those incidental to our formation and the preparation of this prospectus and the registration statement of which this prospectus forms a part.

        The condensed combined statements of income for the years ended December 31, 2019, 2018 and 2017 and the combined balance sheet data as of December 31, 2019 and 2018 have been derived from the audited combined financial statements of the Combined Businesses included elsewhere in this prospectus. The condensed combined statements of income for the three months ended March 31, 2020 and 2019 and the combined balance sheet data as of March 31, 2020 and 2019 have been derived from unaudited condensed combined financial statements of the Combined Businesses also included elsewhere in this prospectus and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods.

        The unaudited pro forma condensed combined statement of income for the three months ended March 31, 2020 and the year ended December 31, 2019 gives effect to (i) the reorganization transactions described under "Organizational Structure," (ii) the creation or acquisition of certain tax assets in connection with this offering and the reorganization transactions and the creation of related liabilities in connection with entering into the tax receivable agreement with RHI and Dan Gilbert and (iii) this offering and the application of the net proceeds from this offering, as if each had occurred on January 1, 2019. The unaudited pro forma condensed combined balance sheet as of March 31, 2020 gives effect to the three above items as if each had occurred on March 31, 2020. See "Unaudited Pro Forma Condensed Combined Financial Information."

        The summary historical and pro forma condensed combined financial and other data presented below do not purport to be indicative of the results that can be expected for any future period and should be read together with "Capitalization," "Unaudited Pro Forma Condensed Combined Financial Information," "Selected Historical Combined Financial and Other Data," "Management's

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements and related notes thereto included elsewhere in this prospectus.

	Pro Forma Three Months Ended March 31, 2020
		Three Months Ended March 31,
				Pro Forma Year Ended December 31, 2019	Year Ended December 31,
Condensed Statement of Income ($ in thousands)		2020	2019		2019	2018	2017
Revenue
Gain on sale of loans, net	$	$1,822,109	$727,246	$	$4,911,307	$2,927,888	$3,379,196
Servicing fee income		257,093	224,606		950,221	820,370	696,639
Change in fair value of mortgage servicing rights ("MSRs")		(991,252)	(475,701)		(1,596,631)	(228,723)	(569,391)
Interest income, net		34,583	23,439		115,834	101,602	56,609
Other income		244,302	132,182		739,168	588,412	586,829

Total revenue, net		1,366,835	631,772		5,119,899	4,209,549	4,149,882
Expenses
Salaries, commissions and team member benefits		683,450	457,778		2,082,058	1,703,197	1,686,811
General and administrative expenses		193,566	165,839		683,116	591,372	540,640
Marketing and advertising expenses		217,992	208,897		905,000	878,027	787,844
Depreciation and amortization		16,115	18,105		74,952	76,917	68,813
Interest and amortization expense on non-funding debt		33,107	33,082		136,853	130,022	77,967
Other expenses		124,589	48,420		339,549	214,754	215,870

Total expenses		1,268,819	932,121		4,221,528	3,594,289	3,377,945

Income (loss) before income tax		98,016	(300,349)		898,371	615,260	771,937
(Provision for) benefit from state and local income tax		(736)	1,004		(5,984)	(2,643)	(1,228)

Net Income (loss)	$	$97,280	$(299,345)	$	$892,387	$612,617	$770,709
Net loss (income) attributable to noncontrolling interest		441	327		1,367	272	(8)

Net income (loss) attributable to Rocket Companies, Inc.	$	$97,721	$(299,018)	$	$893,754	$612,889	$770,701

	Pro Forma as of March 31, 2020	As of March 31,		As of December 31,
Condensed Balance Sheet Data ($ in thousands)		2020	2019	2019	2018	2017
Assets
Cash and cash equivalents	$	$2,250,627	$149,073	$1,350,972	$1,053,884	$1,417,847
Mortgage loans held for sale, at fair value		12,843,384	7,328,466	13,275,735	5,784,812	7,175,947
Interest rate lock commitments, at fair value		1,214,865	372,105	508,135	245,663	250,700
Mortgage servicing rights, at fair value		2,170,638	3,001,501	2,874,972	3,180,530	2,450,081
Other assets		2,839,405	1,744,830	2,067,513	1,288,557	2,006,842

Total assets	$	$21,318,919	$12,595,975	$20,077,327	$11,553,446	$13,301,417
Liabilities and equity
Funding facilities	$	$11,423,124	$6,249,132	$12,041,878	$5,076,604	$6,120,784
Other financing facilities & debt		3,496,878	2,472,880	2,595,038	2,483,255	2,401,055
Other liabilities		2,749,498	1,596,494	1,937,489	1,212,691	1,942,791

Total liabilities		17,669,500	10,318,506	16,574,405	8,772,550	10,464,630

Total equity	$	$3,649,419	$2,277,469	$3,502,922	$2,780,896	$2,836,787

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

	Pro Forma Three Months Ended March 31, 2020
		Three Months Ended March 31,
				Pro Forma Year Ended December 31, 2019	Year Ended December 31,
Non-GAAP measures and Other Data (Units and $ in thousands)		2020	2019		2019	2018	2017
Non-GAAP measures
Adjusted Revenue(1)		$2,110,162	$952,751	$	$5,909,800	$3,882,912	$4,231,219
Adjusted Net Income(1)		$657,921	$22,259	$	$1,306,518	$243,576	$553,586
Adjusted EBITDA(1)		$919,623	$80,323	$	$1,939,780	$529,198	$1,032,952
Rocket Mortgage Loan Production Data(2)
Closed loan origination volume		$51,703,832	$22,318,791	$	$145,179,577	$83,121,668	$85,541,358
Direct to Consumer origination volume		31,759,729	15,417,737		92,476,450	64,152,307	70,938,189
Partner Network origination volume		19,944,103	6,901,054		52,703,127	18,969,361	14,603,169
Total market share		9.2%	6.9%		6.7%	5.0%	5.0%
Gain on sale margin(3)		3.25%	2.64%		3.19%	3.55%	3.97%
Servicing Portfolio Data
Total serviced unpaid principal balance ("UPB") (includes subserviced)		$343,589,601	$324,423,525	$	$338,639,281	$314,735,582	$279,059,691
Total loans serviced (includes subserviced)		1,827.80	1,770.00		1,802.2	1,726.0	1,546.5
MSR fair value multiple – period end(4)		2.19	3.35		3.01	3.80	3.43
Average MSR delinquency rate (60+days) – period end		0.92%	0.74%		1.01%	0.74%	1.47%
Other Rocket Companies
Amrock gross revenue		N/A	N/A	$	$558,622	$407,076	$480,758
Amrock settlement transactions		165.9	73.9		444.9	315.3	388.5
Rocket Homes gross revenue		N/A	N/A	$	$43,068	$35,576	$33,490
Rocket Homes real estate transactions		6.0	6.1		30.3	21.9	20.0
Rockethomes.com average unique monthly users		271	30		180.0	17.1	N/A
Rocket Loans gross revenue		N/A	N/A	$	$24,751	$17,482	$8,821
Rocket Loans closed units		4.0	4.4		25.7	19.6	11.6
Rock Connections gross revenue		N/A	N/A	$	$114,052	$109,246	$74,717
Rocket Auto car sales		8.3	3.6		20.0	9.7	0.1
Core Digital Media gross revenue		N/A	N/A	$	$237,239	$204,989	$95,326
Core Digital Media client inquiries generated		1,416.33	1,736.41		5,970.68	6,710.60	5,814.63
Total Other Rocket Companies gross revenue		$302,643	$199,979	$	$977,732	$774,369	$693,112
Total Other Rocket Companies net revenue(5)		$225,783	$125,103	$	$689,490	$558,534	$577,640

(1)
We define "Adjusted Revenue" as total revenues net of the change in fair value of mortgage servicing rights ("MSRs") due to valuation assumptions. We define "Adjusted Net Income" as tax-effected earnings before stock-based compensation expense and the change in fair value of MSRs due to valuation assumptions, and the tax effects of those adjustments. We define "Adjusted EBITDA" as earnings before interest and amortization expense on non-funding debt, income tax, and depreciation and amortization, net of the change in fair value of MSRs due to valuation assumptions and stock-based compensation expense. We exclude from each of these non-GAAP revenues the change in fair value of MSRs due to valuation assumptions as this represents a non-cash non-realized adjustment to our total revenues, reflecting changes in assumptions including discount rates and prepayment speed assumptions, mostly due to changes in market interest rates, which is not indicative of our performance or results of operation. Adjusted EBITDA includes interest expense on funding facilities, which are recorded as a component of "interest income, net", as these expenses are a direct operating expense driven by loan origination volume. By contrast, interest and amortization expense on non-funding debt is a function of our capital structure and is therefore excluded from Adjusted EBITDA.

For a more specific and thorough discussion on Adjusted Revenue, Adjusted Net Income and Adjusted EBITDA, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

The following table presents a reconciliation of Adjusted Revenue to total revenue, net.

	Pro Forma Three Months Ended March 31, 2020
		Three Months Ended March 31,
					Year Ended December 31,
				Pro Forma Year Ended December 31, 2019
Reconciliation of Adjusted Revenue to Total Revenue, net ($ in thousands)		2020	2019		2019	2018	2017
Total revenue, net		$1,366,835	$631,772	$	$5,119,899	$4,209,549	$4,149,882
Change in fair value of MSRs due to valuation assumptions(a)		743,327	320,979		789,901	(326,637)	81,337

Adjusted Revenue		$2,110,162	$952,751	$	$5,909,800	$3,882,912	$4,231,219

(a)
Reflects changes in assumptions including discount rates and prepayment speed assumptions, mostly due to changes in market interest rates.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

The following table presents a reconciliation of Adjusted Net Income to net income attributable to Rocket Companies.

	Pro Forma Three Months Ended March 31, 2020
		Three Months Ended March 31,
					Year Ended December 31,
				Pro Forma Year Ended December 31, 2019
Reconciliation of Adjusted Net Income to Net Income Attributable to Rocket Companies ($ in thousands)		2020	2019		2019	2018	2017
Net income (loss) attributable to Rocket Companies		$97,721	$(299,018)	$	$893,754	$612,889	$770,701
Adjustment to the (provision for) benefit from income tax(a)		(23,337)	72,351		(214,002)	(148,039)	(288,477)

Tax-effected net income (loss)(a)		$74,384	$(226,667)	$	$679,752	$464,850	$482,224
Non-cash stock compensation expense		29,058	8,506		39,703	33,636	32,898
Change in fair value of MSRs due to valuation assumptions(b)		743,327	320,979		789,901	(326,637)	81,337
Tax impact of adjustments(c)		(188,848)	(80,559)		(202,838)	71,727	(42,873)

Adjusted Net Income		$657,921	$22,259	$	$1,306,518	$243,576	$553,586

(a)
The Issuer will be subject to U.S. Federal income taxes, in addition to state, local and Canadian taxes with respect to its allocable share of any net taxable income of Holdings. The adjustment to the provision for income tax reflects the effective tax rates below, assuming the Issuer owns 100% of the Holdings Units.

	March 31,		December 31,
	2020	2019	2019	2018	2017
Statutory U.S. Federal Income Tax Rate	21.00%	21.00%	21.0%	21.0%	35.0%
Canadian taxes	0.01%	0.01%	0.01%	0.01%	0.01%
State and Local Income Taxes (net of federal benefit)	3.44%	3.44%	3.44%	3.47%	2.52%

Effective Income Tax Rate	24.45%	24.45%	24.45%	24.48%	37.53%
(b)
Reflects changes in assumptions including discount rates and prepayment speed assumptions, mostly due to changes in market interest rates.

(c)
Tax impact of adjustments gives effect to the income tax related to non-cash stock compensation expense and change in fair value of MSRs due to valuation assumptions at the above described effective tax rates for each year.

The following table presents a reconciliation of Adjusted EBITDA to net income.

	Pro Forma Three Months Ended March 31, 2020
		Three Months Ended March 31,
				Pro Forma Year Ended December 31, 2019	Year Ended December 31,
Reconciliation of Adjusted EBITDA to Net Income ($ in thousands)		2020	2019		2019	2018	2017	2016	2015
Net income (loss)		$97,280	$(299,345)		$892,387	$612,617	$770,709	$1,808,076	1,275,061
Interest and amortization expense on non-funding debt		33,107	33,082		136,853	130,022	77,967	74,716	49,521
Income tax provision (benefit)		736	(1,004)		5,984	2,643	1,228	10,104	(3,888)
Depreciation and amortization		16,115	18,105		74,952	76,917	68,813	61,935	50,969
Non-cash stock compensation expense		29,058	8,506		39,703	33,636	32,898	974	104,042
Change in fair value of MSRs due to valuation assumptions(a)		743,327	320,979		789,901	(326,637)	81,337	(201,513)	(35,495)

Adjusted EBITDA		$919,623	$80,323		$1,939,780	$529,198	$1,032,952	$1,754,292	$1,440,210

(a)
Reflects changes in assumptions including discount rates and prepayment speed assumptions, mostly due to changes in market interest rates.
(2)
Rocket Mortgage origination volume, market share, and margins exclude all reverse mortgage activity.

(3)
Gain on sale margin is the gain on sale of loans, net divided by net rate lock volume for the period, excluding all reverse mortgage activity. Gain on sale of loans, net includes the net gain on sale of loans, fair value of originated MSRs and fair value adjustment on loans held for sale.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

(4)
MSR fair market value multiple is a metric used to determine the relative value of the MSR asset in relation to the annualized retained servicing fee, which is the cash that the holder of the MSR asset would receive from the portfolio as of such date. It is calculated as the quotient of (a) the MSR fair market value as of a specified date divided by (b) the weighted average annualized retained servicing fee for our MSR portfolio as of such date. The weighted average annualized retained servicing fee for our MSR portfolio was 0.310% and 0.293% for the three months ended March 31, 2020 and 2019, respectively, and 0.307%, 0.283%, and 0.277% for the years ended December 31, 2019, 2018 and 2017, respectively. The vast majority of our portfolio consists of originated MSRs and consequently, purchased MSRs do not have a material impact on our weighted average service fee.

(5)
Net revenue presented above is calculated as gross revenues less intercompany revenue eliminations. A significant portion of the other Rocket Companies revenues is generated through intercompany transactions. These intercompany transactions take place with entities that are part of our ecosystem. Consequently, we view gross revenue of individual other Rocket Companies as a key performance indicator, and we consider net revenue of other Rocket Companies on a combined basis.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

        Investing in our Class A common stock involves substantial risks. In addition to the other information in this prospectus, you should carefully consider the following factors before investing in our Class A common stock. Any of the risk factors we describe below could have a material adverse effect on our business, financial condition or results of operations. The market price of our Class A common stock could decline if one or more of these risks or uncertainties develop into actual events, causing you to lose all or part of your investment. While we believe these risks and uncertainties are especially important for you to consider, we may face other risks and uncertainties that could have a material adverse effect on our business. Certain statements contained in the risk factors described below are forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements" for more information.

 Risks Related to Our Business

The COVID-19 pandemic poses unique challenges to our business and the effects of the pandemic could adversely impact our ability to originate mortgages, our servicing operations, our liquidity and our employees.

        The COVID-19 pandemic has had, and continues to have, a significant impact on the national economy and the communities in which we operate. While the pandemic's effect on the macroeconomic environment has yet to be fully determined and could continue for months or years, we expect that the pandemic and governmental programs created as a response to the pandemic, will affect the core aspects of our business, including the origination of mortgages, our servicing operations, our liquidity and our employees. Such effects, if they continue for a prolonged period, may have a material adverse effect on our business and results of operation.

        We expect that the COVID-19 pandemic may impact our origination of mortgages. In response to the pandemic, many state and local governments have issued shelter-in-place orders. The scope of the orders varies by locality, and the duration of these orders is currently unknown. While the origination of a mortgage is permitted under most shelter-in-place orders as an essential service, the restrictions have slowed our business operations that depend on third parties such as appraisers, closing agents and others for loan related verifications. Additionally, home sales have slowed, and future growth is uncertain. If the COVID-19 pandemic leads to a prolonged economic downturn with sustained high unemployment rates, we anticipate that real estate transactions will continue to decrease. Any such slowdown may materially decrease the number and volume of mortgages we originate.

        The COVID-19 pandemic is also affecting our servicing operations. As part of the federal response to the COVID-19 pandemic, the CARES Act allows borrowers to request a mortgage forbearance. Nevertheless, servicers of mortgage loans are contractually bound to advance monthly payments to investors, insurers and taxing authorities regardless of whether the borrower actually makes those payments. As of May 31, 2020, we had approximately 96,000 clients on forbearance plans, which represents approximately 5.1% of our total serviced client loans. We expect, however, that such number may significantly increase in the coming months. While Fannie Mae and Freddie Mac recently issued guidance limiting the number of payments a servicer must advance in the case of a forbearance, we expect that a borrower who has experienced a loss of employment or a reduction of income may not repay the forborne payments at the end of the forbearance period. Additionally, we are prohibited from collecting certain servicing related fees, such as late fees, and initiating foreclosure proceedings. We have so far successfully utilized prepayments and mortgage payoffs from other clients to fund principal and interest advances relating to forborne loans, and have not advanced any principal or interest associated with forbearances. But, there is no assurance that we will be successful in doing so in the coming months and we will ultimately have to replace

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

such funds to make payments in respect of such prepayments and mortgage payoffs. As a result, we may have to use our cash, including borrowings under our debt agreements, to make the payments required under our servicing operation.

        Our liquidity may be affected by the COVID-19 pandemic. We fund substantially all of the mortgage loans we close through borrowings under our loan funding facilities. Given the broad impact of COVID-19 on the financial markets, our future ability to borrow money to fund our current and future loan production is unknown. Our mortgage origination liquidity could also be affected as our lenders reassess their exposure to the mortgage origination industry and either curtail access to uncommitted mortgage warehouse financing capacity or impose higher costs to access such capacity. Our liquidity may be further constrained as there may be less demand by investors to acquire our mortgage loans in the secondary market. Even if such demand exists, we face a substantially higher repurchase risk as a result of the COVID-19 pandemic stemming from our clients inability to repay the underlying loans.

        We also expect that the COVID-19 pandemic may affect the productivity of our team members. As a result of the pandemic, in March, we transitioned to a remote working environment for over 98% of our team members. While our team members have transitioned well to working from home, over time such remote operations may decrease the cohesiveness of our teams and our ability to maintain our culture, both of which are integral to our success. Additionally, a remote working environment may impede our ability to undertake new business projects, to foster a creative environment, to hire new team members and to retain existing team members.

Technology disruptions or failures, including a failure in our operational or security systems or infrastructure, or those of third parties with whom we do business, could disrupt our business, cause legal or reputational harm and adversely impact our results of operations and financial condition.

        We are dependent on the secure, efficient, and uninterrupted operation of our technology infrastructure, including computer systems, related software applications and data centers, as well as those of certain third parties and affiliates. Our websites and computer/telecommunication networks must accommodate a high volume of traffic and deliver frequently updated information, the accuracy and timeliness of which is critical to our business. Our technology must be able to facilitate a loan application experience that equals or exceeds the experience provided by our competitors. We have or may in the future experience service disruptions and failures caused by system or software failure, fire, power loss, telecommunications failures, team member misconduct, human error, computer hackers, computer viruses and disabling devices, malicious or destructive code, denial of service or information, as well as natural disasters, health pandemics and other similar events and our disaster recovery planning may not be sufficient for all situations. This is especially applicable in the current response to the COVID-19 pandemic and the shift we have experienced in having most of our team members work from their homes for the time being, as our team members access our secure networks through their home networks. The implementation of technology changes and upgrades to maintain current and integrate new technology systems may also cause service interruptions. Any such disruption could interrupt or delay our ability to provide services to our clients and loan applicants, and could also impair the ability of third parties to provide critical services to us.

        Additionally, the technology and other controls and processes we have created to help us identify misrepresented information in our loan origination operations were designed to obtain reasonable, not absolute, assurance that such information is identified and addressed appropriately. Accordingly, such controls may not have detected, and may fail in the future to detect, all misrepresented information in our loan origination operations. If our operations are disrupted or otherwise negatively affected by a technology disruption or failure, this could result in client dissatisfaction and damage to our reputation and brand, and material adverse impacts on our

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

business. We do not carry business interruption insurance sufficient to compensate us for all losses that may result from interruptions in our service as a result of systems disruptions, failures and similar events.

The success and growth of our business will depend upon our ability to adapt to and implement technological changes.

        We operate in an industry experiencing rapid technological change and frequent product introductions. We rely on our proprietary technology to make our platform available to clients, evaluate loan applicants and service loans. In addition, we may increasingly rely on technological innovation as we introduce new products, expand our current products into new markets and continue to streamline various loan-related and lending processes. The process of developing new technologies and products is complex, and if we are unable to successfully innovate and continue to deliver a superior client experience, the demand for our products and services may decrease and our growth and operations may be harmed.

        The origination process is increasingly dependent on technology, and our business relies on our continued ability to process loan applications over the internet, accept electronic signatures, provide instant process status updates and other client- and loan applicant-expected conveniences. Maintaining and improving this technology will require significant capital expenditures.

        Our dedication to incorporating technological advancements into our loan origination and servicing platforms requires significant financial and personnel resources. To the extent we are dependent on any particular technology or technological solution, we may be harmed if such technology or technological solution becomes non-compliant with existing industry standards, fails to meet or exceed the capabilities of our competitors' equivalent technologies or technological solutions, becomes increasingly expensive to service, retain and update, becomes subject to third-party claims of intellectual property infringement, misappropriation or other violation, or malfunctions or functions in a way we did not anticipate that results in loan defects potentially requiring repurchase. Additionally, new technologies and technological solutions are continually being released. As such, it is difficult to predict the problems we may encounter in improving our websites' and other technologies' functionality.

        To operate our websites and apps, and provide our loan products and services, we use software packages from a variety of third parties, which are customized and integrated with code that we have developed ourselves. We rely on third-party software products and services related to automated underwriting functions, loan document production and loan servicing. If we are unable to integrate this software in a fully functional manner, we may experience increased costs and difficulties that could delay or prevent the successful development, introduction or marketing of new products and services.

        There is no assurance that we will be able to successfully adopt new technology as critical systems and applications become obsolete and better ones become available. Additionally, if we fail to develop our websites and other technologies to respond to technological developments and changing client and loan applicant needs in a cost-effective manner, or fail to acquire, integrate or interface with third-party technologies effectively, we may experience disruptions in our operations, lose market share or incur substantial costs.

We are reliant on internet search engines and app market places to connect with consumers, and limitations on our ability to obtain new clients through those channels could adversely affect our business.

        We rely on our ability to attract online consumers to our websites and web-centers and convert them into loan applicants and clients in a cost-effective manner. We depend, in part, on search

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

engines and other online sources for our website traffic. We are included in search results as a result of both paid search listings, where we purchase specific search terms that will result in the inclusion of our listing, and unpaid or algorithmic searches, which depend upon the searchable content on our sites. We devote significant time and resources to digital marketing initiatives, such as search engine optimization, to improve our search result rankings and increase visits to our sites. These marketing efforts may prove unsuccessful due to a variety of factors, including increased costs to use online advertising platforms, ineffective campaigns and increased competition, as well as certain factors not within our control, such as a change to the search engine ranking algorithm.

        Our internet marketing efforts depend on data signals from user activity on websites and services that we do not control, and changes to the regulatory environment (including the California Consumer Protection Act), third-party mobile operating systems and browsers have impacted, and will continue to impact, the availability of such signals, which may adversely affect our digital marketing efforts. In particular, mobile operating system and browser providers, such as Apple and Google, have announced product changes as well as future plans to limit the ability of application developers to use these signals to target and measure advertising on their platforms. These developments have limited and are expected to limit our ability to target our marketing efforts, and any additional loss of such signals in the future will adversely affect our targeting capabilities and our marketing efforts.

        We also rely on app marketplaces like Apple's App Store and Google Play to connect users with our apps. These marketplaces may change in a way that negatively affects the prominence of or ease with which users can access our apps. If one or more of the search engines, app marketplaces or other online sources were to change in a way that adversely impacted our ability to connect with consumers, our business could suffer.

Cyberattacks and other data and security breaches could result in serious harm to our reputation and adversely affect our business.

        We are dependent on information technology networks and systems, including the internet, to securely collect, process, transmit and store electronic information. In the ordinary course of our business, we receive, process, retain and transmit proprietary information and sensitive or confidential data, including the public and non-public personal information of our team members, clients and loan applicants. Despite devoting significant time and resources to ensure the integrity of our information technology systems, we have not always been able to, and may not be able to in the future, anticipate or implement effective preventive measures against all security breaches or unauthorized access of our information technology systems or the information technology systems of third-party vendors that receive, process, retain and transmit electronic information on our behalf.

        Security breaches, acts of vandalism, natural disasters, fire, power loss, telecommunication failures, team member misconduct, human error and developments in computer intrusion capabilities could result in a compromise or breach of the technology that we or our third-party vendors use to collect, process, retain, transmit and protect the personal information and transaction data of our team members, clients and loan applicants. Similar events outside of our control can also affect the demands we and our vendors may make to respond to any security breaches or similar disruptive events. We invest in industry-standard security technology designed to protect our data and business processes against risk of a data security breach and cyberattack. Our data security management program includes identity, trust, vulnerability and threat management business processes as well as the adoption of standard data protection policies. We measure our data security effectiveness through industry-accepted methods and remediate significant findings. The technology and other controls and processes designed to secure our team member, client and loan applicant information and to prevent, detect and remedy any unauthorized access to that information were designed to obtain reasonable, but not absolute, assurance that such information is secure and

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

that any unauthorized access is identified and addressed appropriately. Such controls have not always detected, and may in the future fail to prevent or detect, unauthorized access to our team member, client and loan applicant information.

        The techniques used to obtain unauthorized, improper or illegal access to our systems and those of our third-party vendors, our data, our team members', clients' and loan applicants' data or to disable, degrade or sabotage service are constantly evolving, and have become increasingly complex and sophisticated. Furthermore, such techniques change frequently and are often not recognized or detected until after they have been launched, and therefore, we may be unable to anticipate these techniques and may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience. Security attacks can originate from a wide variety of sources, including third parties such as computer hackers, persons involved with organized crime or associated with external service providers, or foreign state or foreign state-supported actors. Those parties may also attempt to fraudulently induce team members, clients and loan applicants or other users of our systems to disclose sensitive information in order to gain access to our data or that of our team members, clients and loan applicants.

        Cybersecurity risks for lenders have significantly increased in recent years, in part, because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of computer hackers, organized crime, terrorists, and other external parties, including foreign state actors. We, our clients and loan applicants, regulators and other third parties have been subject to, and are likely to continue to be the target of, cyberattacks. These cyberattacks could include computer viruses, malicious or destructive code, phishing attacks, denial of service or information, improper access by team members or third-party vendors or other security breaches that have or could in the future result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of ours, our team members, our clients and loan applicants or of third parties, or otherwise materially disrupt our or our clients' and loan applicants' or other third parties' network access or business operations.

        Additionally, cyberattacks on local and state government databases and offices, including the rising trend of ransomware attacks, expose us to the risk of losing access to critical data and the ability to provide services to our clients. These attacks can cause havoc and have at times led title insurance underwriters to prohibit us from issuing policies, and to suspend closings, on properties located in the affected counties or states.

        Any penetration of our or our third-party vendors' information technology systems, network security, mobile devices or other misappropriation or misuse of personal information of our team members, clients or loan applicants, including wire fraud, phishing attacks and business e-mail compromise, could cause interruptions in the operations of our businesses, financial loss to our clients or loan applicants, damage to our computers or operating systems and to those of our clients, loan applicants and counterparties, and subject us to increased costs, litigation, disputes, damages, and other liabilities. In addition, the foregoing events could result in violations of applicable privacy and other laws. If this information is inappropriately accessed and used by a third party or a team member for illegal purposes, such as identity theft, we may be responsible to the affected individuals for any losses they may have incurred as a result of misappropriation. In such an instance, we may also be subject to regulatory action, investigation or liable to a governmental authority for fines or penalties associated with a lapse in the integrity and security of our team members', clients' and loan applicants' information. We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. In addition, our remediation efforts may not be successful and we may not have adequate insurance to cover these losses.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        Security breaches could also significantly damage our reputation with existing and prospective clients and third parties with whom we do business. Any publicized security problems affecting our businesses and/or those of such third parties may negatively impact the market perception of our products and discourage clients from doing business with us. These risks may increase in the future as we continue to increase our reliance on the internet and use of web-based product offerings and on the use of cybersecurity.

We may not be able to make technological improvements as quickly as demanded by our clients, which could harm our ability to attract clients and adversely affect our results of operations, financial condition and liquidity.

        The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial and lending institutions to better serve clients and reduce costs. Our future success will depend, in part, upon our ability to address the needs of our clients by using technology, such as mobile and online services, to provide products and services that will satisfy client demands for convenience, as well as to create additional efficiencies in our operations. We may not be able to effectively implement new technology-driven products and services as quickly as competitors or be successful in marketing these products and services to our clients. Failure to successfully keep pace with technological change affecting the financial services industry could harm our ability to attract clients and adversely affect our results of operations, financial condition and liquidity.

Our products use software, hardware and services that may be difficult to replace or cause errors or failures of our products that could adversely affect our business.

        In addition to our proprietary software, we license third-party software, utilize third-party hardware and depend on services from various third parties for use in our products. In the future, this software or these services may not be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of the software or services could result in decreased functionality of our products until equivalent technology is either developed by us or, if available from another provider, is identified, obtained and integrated, which could adversely affect our business. In addition, any errors or defects in or failures of the software or services we rely on, whether maintained by us or by third parties, could result in errors or defects in our products or cause our products to fail, which could adversely affect our business and be costly to correct. Many of our third-party providers attempt to impose limitations on their liability for such errors, defects or failures, and if enforceable, we may have additional liability to our clients or to other third parties that could harm our reputation and increase our operating costs. We will need to maintain our relationships with third-party software and service providers and to obtain software and services from such providers that do not contain any errors or defects. Any failure to do so could adversely affect our ability to deliver effective products to our clients and loan applicants and adversely affect our business.

Some aspects of our platform include open source software, and any failure to comply with the terms of one or more of these open source licenses could adversely affect our business.

        Aspects of our platform incorporate software covered by open source licenses, which may include, by way of example, the GNU General Public License and the Apache License. The terms of various open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that limits our use of the software, inhibits certain aspects of the platform or otherwise adversely affects our business operations. We may also face claims from others claiming ownership of, or seeking to enforce the terms of, an open source license,

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

including by demanding release of the open source software, derivative works or our proprietary source code that was developed using such software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which could adversely affect our business.

        Some open source licenses subject licensees to certain conditions, including requiring licensees to make available source code for modifications or derivative works created based upon the type of open source software used for no or reduced cost, or to license the products that use open source software under terms that allow reverse engineering, reverse assembly or disassembly. If portions of our proprietary software are determined to be subject to an open source license, or if the license terms for the open source software that we incorporate change, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our platform or otherwise change our business activities, each of which could reduce or eliminate the value of our platform and products and services. In addition to risks related to license requirements, the use of open source software can lead to greater risks than the use of third-party commercial software because open source licensors generally make their open source software available "as-is" and do not provide indemnities, warranties or controls on the origin of the software. Many of the risks associated with the use of open source software cannot be eliminated, and could adversely affect our business.

We could be adversely affected if we inadequately obtain, maintain, protect and enforce our intellectual property and proprietary rights and may encounter disputes from time to time relating to our use of the intellectual property of third parties.

        Trademarks and other intellectual property and proprietary rights are important to our success and our competitive position. We rely on a combination of trademarks, service marks, copyrights, patents, trade secrets and domain names, as well as confidentiality procedures and contractual provisions to protect our intellectual property and proprietary rights. Despite these measures, third parties may attempt to disclose, obtain, copy or use intellectual property rights owned or licensed by us and these measures may not prevent misappropriation, infringement, reverse engineering or other violation of intellectual property or proprietary rights owned or licensed by us, particularly in foreign countries where laws or enforcement practices may not protect our proprietary rights as fully as in the United States. Furthermore, confidentiality procedures and contractual provisions can be difficult to enforce and, even if successfully enforced, may not be entirely effective. In addition, we cannot guarantee that we have entered into confidentiality agreements with all team members, partners, independent contractors or consultants that have or may have had access to our trade secrets and other proprietary information. Any issued or registered intellectual property rights owned by or licensed to us may be challenged, invalidated, held unenforceable or circumvented in litigation or other proceedings, including re-examination, inter partes review, post-grant review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings), and such intellectual property rights may be lost or no longer provide us meaningful competitive advantages. Third parties may also independently develop products, services and technology similar to or duplicative of our products and services.

        In order to protect our intellectual property rights, we may be required to spend significant resources. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and could result in the diversion of time and attention of our management team and could result in the impairment or loss of portions of our intellectual property. Furthermore, attempts to enforce our intellectual property rights against third parties could also provoke these third parties to assert their own intellectual property or other rights against us, or result in a holding that invalidates or narrows the scope of our rights, in whole or in part. Our failure to secure, maintain,

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

protect and enforce our intellectual property rights could adversely affect our brands and adversely impact our business.

        Our success and ability to compete also depends in part on our ability to operate without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties. We have encountered, and may in the future encounter, disputes from time to time concerning intellectual property rights of others, including our competitors, and we may not prevail in these disputes. Third parties may raise claims against us alleging an infringement, misappropriation or other violation of their intellectual property rights, including trademarks, copyrights, patents, trade secrets or other intellectual property or proprietary rights. Some third-party intellectual property rights may be extremely broad, and it may not be possible for us to conduct our operations in such a way as to avoid all alleged infringements, misappropriations or other violations of such intellectual property rights. In addition, former employers of our current, former or future team members may assert claims that such team members have improperly disclosed to us the confidential or proprietary information of these former employers. The resolution of any such disputes or litigations is difficult to predict. Future litigation may also involve non-practicing entities or other intellectual property owners who have no relevant product offerings or revenue and against whom our ownership of intellectual property may therefore provide little or no deterrence or protection. An assertion of an intellectual property infringement, misappropriation or other violation claim against us may result in adverse judgments, settlement on unfavorable terms or cause us to spend significant amounts to defend the claim, even if we ultimately prevail and we may have to pay significant money damages, lose significant revenues, be prohibited from using the relevant systems, processes, technologies or other intellectual property (temporarily or permanently), cease offering certain products or services, or incur significant license, royalty or technology development expenses. Even in instances where we believe that claims and allegations of intellectual property infringement, misappropriation or other violation against us are without merit, defending against such claims could be costly, time consuming and could result in the diversion of time and attention of our management team. In addition, although in some cases a third party may have agreed to indemnify us for such infringement, misappropriation or other violation, such indemnifying party may refuse or be unable to uphold its contractual obligations. In other cases, our insurance may not cover potential claims of this type adequately or at all, and we may be required to pay monetary damages, which may be significant.

Our subsidiary, Quicken Loans, is party to a license agreement with Intuit, Inc. governing the use of the "Quicken Loans" name and trademark that may be terminated if Quicken Loans commits a material breach of its obligations thereunder, undergoes certain changes of control or in certain instances of wrongdoing or alleged wrongdoing.

        Quicken Loans licenses the "Quicken Loans" name and trademark from Intuit, Inc. ("Intuit") on an exclusive, royalty-bearing basis for use in connection with our business in the United States. Although the license is perpetual, Intuit may terminate the license agreement under various circumstances, including, among other things, if Quicken Loans commits a material breach of its obligations thereunder, undergoes certain changes of control, or in certain instances where wrongdoing or alleged wrongdoing by Quicken Loans or any controlling person could have a material adverse effect on Intuit. Termination of the license agreement would preclude us from using the "Quicken Loans" name and trademark, and the transition to a different brand (whether new or existing in our portfolio) would be time consuming and expensive. Any improper use of the "Quicken Loans" name or trademark by us, Intuit or any other third parties could adversely affect our business. We have entered into an agreement with Intuit that, among other things, gives Quicken Loans full ownership of the "Quicken Loans" brand in 2022 in exchange for certain agreements, subject to the satisfaction of certain conditions.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Our loan origination and servicing revenues are highly dependent on macroeconomic and U.S. residential real estate market conditions.

        Our success depends largely on the health of the U.S. residential real estate industry, which is seasonal, cyclical, and affected by changes in general economic conditions beyond our control. Economic factors such as increased interest rates, slow economic growth or recessionary conditions, the pace of home price appreciation or the lack of it, changes in household debt levels, and increased unemployment or stagnant or declining wages affect our clients' income and thus their ability and willingness to make loan payments. National or global events including, but not limited to the COVID-19 pandemic, affect all such macroeconomic conditions. Weak or a significant deterioration in economic conditions reduce the amount of disposable income consumers have, which in turn reduces consumer spending and the willingness of qualified potential clients to take out loans. As a result, such economic factors affect loan origination volume.

        Additional macroeconomic factors including, but not limited to, rising government debt levels, the withdrawal or augmentation of government interventions into the financial markets, changing U.S. consumer spending patterns, changing expectations for inflation and deflation, and weak credit markets may create low consumer confidence in the U.S. economy or the U.S. residential real estate industry. Excessive home building or historically high foreclosure rates resulting in an oversupply of housing in a particular area may also increase the amount of losses incurred on defaulted mortgage loans. In addition, the United States has imposed tariffs on certain imports from certain foreign countries and it is possible that the United States may impose additional or increase such tariffs in the future, having the effect of, among other things, raising prices to consumers, potentially eliciting reciprocal tariffs, and slowing the global economy.

        Recently, financial markets have experienced significant volatility as a result of the effects of the COVID-19 pandemic. Many state and local jurisdictions have enacted measures requiring closure of businesses and other economically restrictive efforts to combat the COVID-19 pandemic. Unemployment levels have increased significantly and may remain at elevated levels or continue to rise. There may be a significant increase in the rate and number of mortgage payment delinquencies, and house sales, home prices, and multifamily fundamentals may be adversely affected, leading to an overall material adverse decrease on our mortgage origination activities. See "—The COVID-19 pandemic poses unique challenges to our business and the effects of the pandemic could adversely impact our ability to originate mortgages, our servicing operations, our liquidity and our employees".

        Furthermore, several state and local governments in the United States are experiencing, and may continue to experience, budgetary strain, which will be exacerbated by the impact of COVID-19. One or more states or significant local governments could default on their debt or seek relief from their debt under the U.S. bankruptcy code or by agreement with their creditors. Any or all of the circumstances described above may lead to further volatility in or disruption of the credit markets at any time and adversely affect our financial condition.

        Any uncertainty or deterioration in market conditions, including changes caused by COVID-19, that leads to a decrease in loan originations will result in lower revenue on loans sold into the secondary market. Lower loan origination volumes generally place downward pressure on margins, thus compounding the effect of the deteriorating market conditions. Such events could be detrimental to our business. Moreover, any deterioration in market conditions that leads to an increase in loan delinquencies will result in lower revenue for loans we service for the GSEs and Ginnie Mae because we collect servicing fees from them only for performing loans. While increased delinquencies generate higher ancillary revenues, including late fees, these fees are likely unrecoverable when the related loan is liquidated. Additionally, it is not clear if we will be able to

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

collect such ancillary fees for delinquencies relating to the COVID-19 pandemic as the federal and state legislation and regulations responding to the COVID-19 pandemic continue to evolve.

        Increased delinquencies may also increase the cost of servicing the loans. The decreased cash flow from lower servicing fees could decrease the estimated value of our MSRs, resulting in recognition of losses when we write down those values. In addition, an increase in delinquencies lowers the interest income we receive on cash held in collection and other accounts and increases our obligation to advance certain principal, interest, tax and insurance obligations owed by the delinquent mortgage loan borrower. An increase in delinquencies could therefore be detrimental to our business. We anticipate that the effects of the COVID-19 pandemic will have such effects on our servicing business, see "—The COVID-19 pandemic poses unique challenges to our business and the effects of the pandemic could adversely impact our ability to originate mortgages, our servicing operations, our liquidity and our employees".

        Additionally, origination of loans can be seasonal. Historically, our loan origination has increased activity in the second and third quarters and reduced activity in the first and fourth quarters as home buyers tend to purchase their homes during the spring and summer in order to move to a new home before the start of the school year. As a result, our loan origination revenues varies from quarter to quarter. However, this historical pattern may be disrupted for the foreseeable future as a result of the shelter-in-place and similar protective orders that have been issued in response to the pandemic.

        Any of the circumstances described above, alone or in combination, may lead to volatility in or disruption of the credit markets at any time and have a detrimental effect on our business.

Our business is significantly impacted by interest rates. Changes in prevailing interest rates or U.S. monetary policies that affect interest rates may have a detrimental effect on our business.

        Our financial performance is directly affected by changes in prevailing interest rates. Our financial performance may decrease or be subject to substantial volatility because of changes in prevailing interest rates. Due to the unprecedented events surrounding the COVID-19 pandemic along with the associated severe market dislocation, there is an increased degree of uncertainty and unpredictability concerning current interest rates, future interest rates and potential negative interest rates.

        With regard to the portion of our business that is centered on refinancing existing mortgages, we generally note that the refinance market experiences more significant fluctuations than the purchase market as a result of interest rate changes. Long-term residential mortgage interest rates have been at or near record lows for an extended period, but they may increase in the future. As interest rates rise, refinancing generally becomes a smaller portion of the market as fewer consumers are interested in refinancing their mortgages. With regard to our purchase mortgage loan business, higher interest rates may also reduce demand for purchase mortgages as home ownership becomes more expensive. This could adversely affect our revenues or require us to increase marketing expenditures in an attempt to increase or maintain our volume of mortgages. Decreases in interest rates can also adversely affect our financial condition, the value of our MSR portfolio, and the results of operations. With sustained low interest rates, as we have been experiencing, refinancing transactions decline over time, as many clients and potential clients have already taken advantage of the low interest rates.

        Changes in interest rates are also a key driver of the performance of our servicing business, particularly because our portfolio is composed primarily of MSRs related to high-quality loans, the values of which are highly sensitive to changes in interest rates. Historically, the value of MSRs has increased when interest rates rise as higher interest rates lead to decreased prepayment rates, and

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

has decreased when interest rates decline as lower interest rates lead to increased prepayment rates. As a result, decreases in interest rates could have a detrimental effect on our business.

        Borrowings under some of our finance and warehouse facilities are at variable rates of interest, which also expose us to interest rate risk. If interest rates increase, our debt service obligations on certain of our variable-rate indebtedness will increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. We currently have entered into, and in the future we may continue to enter into, interest rate swaps that involve the exchange of floating for fixed-rate interest payments to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable-rate indebtedness, and any such swaps may not fully mitigate our interest rate risk, may prove disadvantageous, or may create additional risks.

        In addition, our business is materially affected by the monetary policies of the U.S. government and its agencies. We are particularly affected by the policies of the U.S. Federal Reserve, which influence interest rates and impact the size of the loan origination market. In 2017, the U.S. Federal Reserve ended its quantitative easing program and started its balance sheet reduction plan. The U.S. Federal Reserve's balance sheet consists of U.S. Treasuries and MBS issued by Fannie Mae, Freddie Mac and Ginnie Mae. To shrink its balance sheet prior to the COVID-19 pandemic, the U.S. Federal Reserve had slowed the pace of MBS purchases to a point at which natural runoff exceeded new purchases, resulting in a net reduction. Recently, in response to the COVID-19 pandemic, state and federal authorities have taken several actions to provide relief to those negatively affected by COVID-19, such as the CARES Act and the Federal Reserve's support of the financial markets. In particular, U.S. Federal Reserve announced programs to increase its purchase of certain MBS products in response to the COVID-19 pandemic's effect on the U.S. economy, and the market for MBS in particular. The results of this recent policy change by the U.S. Federal Reserve are unknown at this time, as is its duration, but could affect the liquidity of MBS in the future.

Our risk management efforts may not be effective.

        We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks, such as credit risk, interest rate risk, prepayment risk, liquidity risk, and other market-related risks, as well as operational and legal risks related to our business, assets, and liabilities. We also are subject to various laws, regulations and rules that are not industry specific, including employment laws related to employee hiring and termination practices, health and safety laws, environmental laws and other federal, state and local laws, regulations and rules in the jurisdictions in which we operate. Our risk management policies, procedures, and techniques may not be sufficient to identify all of the risks to which we are exposed, mitigate the risks we have identified, or identify additional risks to which we may become subject in the future. Expansion of our business activities may also result in our being exposed to risks to which we have not previously been exposed or may increase our exposure to certain types of risks, and we may not effectively identify, manage, monitor, and mitigate these risks as our business activities change or increase.

Employment litigation and related unfavorable publicity could negatively affect our future business.

        Team members and former team members may, from time to time, bring lawsuits against us regarding injury, creation of a hostile workplace, discrimination, wage and hour, employee benefits, sexual harassment and other employment issues. In recent years there has been an increase in the number of discrimination and harassment claims against employers generally. Coupled with the expansion of social media platforms and similar devices that allow individuals access to a broad audience, these claims have had a significant negative impact on some businesses. Companies that

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

have faced employment or harassment related lawsuits have had to terminate management or other key personnel and have suffered reputational harm that has negatively impacted their businesses. If we experience significant incidents involving employment or harassment related claims, we could face substantial out-of-pocket losses, fines or negative publicity. In addition, such claims may give rise to litigation, which may be time consuming, distracting to our management team and costly.

We may not be able to hire, train and retain qualified personnel to support our growth, and difficulties with hiring, employee training and other labor issues could adversely affect our ability to implement our business objectives and disrupt our operations.

        Our operations depend on the work of our approximately 20,000 team members. Our future success will depend on our ability to continue to hire, integrate, develop and retain highly-qualified personnel for all areas of our organization. Any talent acquisition and retention challenges could reduce our operating efficiency, increase our costs of operations and harm our overall financial condition. We could face these challenges if competition for qualified personnel intensifies or the pool of qualified candidates becomes more limited. Additionally, we invest heavily in training our team members, which increases their value to competitors who may seek to recruit them. The inability to attract or retain qualified personnel could have a detrimental effect on our business.

Loss of our key management could result in a material adverse effect on our business.

        Our future success depends to a significant extent on the continued services of our senior management, including Jay Farner, our Chief Executive Officer, Bob Walters, our President and Chief Operating Officer, Julie Booth, our Chief Financial Officer and Angelo Vitale, our General Counsel and Secretary. The experience of our senior management is a valuable asset to us and would be difficult to replace. We do not maintain "key person" life insurance for, or employment contracts with, any of our personnel. The loss of the services of our Chief Executive Officer, our President or our Chief Financial Officer or other members of senior management could disrupt and have a detrimental effect on our business.

If we cannot maintain our corporate culture, we could lose the innovation, collaboration and focus on the mission that contribute to our business.

        We believe that a critical component of our success is our corporate culture and our deep commitment to our mission. We believe this mission-based culture fosters innovation, encourages teamwork and cultivates creativity. Our mission defines our business philosophy as well as the emphasis that we place on our clients, our people and our culture and is consistently reinforced to and by our team members. As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture and our long-term mission. Any failure to preserve our culture, including a failure due to the growth from becoming a public company, could negatively impact our future success, including our ability to attract and retain team members, encourage innovation and teamwork, and effectively focus on and pursue our mission and corporate objectives.

Acquisitions and strategic alliances could distract management and expose us to financial, execution and operational risks that could have a detrimental effect on our business.

        We may acquire or make investments in complementary or what we view as strategic businesses, technologies, services or products. The risks associated with acquisitions include, without limitation, difficulty assimilating and integrating the acquired company's personnel, operations, technology, services, products and software, the inability to retain key team members, the disruption of our ongoing business and increases in our expenses, and the diversion of management's attention from core business concerns. Through acquisitions, we may enter into business lines in which we have not previously operated, which would require additional integration and be even more distracting for management.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        The businesses and assets we acquire through acquisitions might not perform at levels we expect and we may not be able to achieve the anticipated synergies. We may find that we overpaid for the acquired business or assets or that the economic conditions underlying our acquisition decision have changed. It may also take time to fully integrate newly-acquired businesses and assets into our business, during which time our business could suffer from inefficiency.

        Furthermore, we may incur additional indebtedness to pay for acquisitions, thereby increasing our leverage and diminishing our liquidity.

We are, and intend to continue, developing new products and services, and our failure to accurately predict their demand or growth could have an adverse effect on our business.

        We are, and intend in the future to continue, investing significant resources in developing new tools, features, services, products and other offerings. New initiatives are inherently risky, as each involves unproven business strategies and new products and services with which we have limited or no prior development or operating experience. Risks from our innovative initiatives include those associated with potential defects in the design and development of the technologies used to automate processes, misapplication of technologies, the reliance on data that may prove inadequate, and failure to meet client expectations, among others. As a result of these risks, we could experience increased claims, reputational damage or other adverse effects, which could be material. Additionally, we can provide no assurance that we will be able to develop, commercially market and achieve acceptance of our new products and services. In addition, our investment of resources to develop new products and services may either be insufficient or result in expenses that are excessive in light of revenue actually originated from these new products and services.

        The profile of potential clients using our new products and services may not be as attractive as the profile of the clients that we currently serve, which may lead to higher levels of delinquencies or defaults than we have historically experienced. Failure to accurately predict demand or growth with respect to our new products and services could have an adverse impact on our business, and there is always risk that these new products and services will be unprofitable, will increase our costs or will decrease our operating margins or take longer than anticipated to achieve target margins. Further, our development efforts with respect to these initiatives could distract management from current operations and could divert capital and other resources from our existing business. If we do not realize the expected benefits of our investments, our business may be harmed.

We are subject to various legal actions that if decided adversely, could be detrimental to our business.

        We operate in an industry that is highly sensitive to consumer protection, and we are subject to numerous local, state and federal laws that are continuously changing. Remediation for non-compliance with these laws can be costly and significant fines may be incurred. We are routinely involved in legal proceedings alleging improper lending, servicing or marketing practices, abusive loan terms and fees, disclosure violations, quiet title actions, improper foreclosure practices, violations of consumer protection, securities or other laws, breach of contract and other related matters. See "Business—Legal and Regulatory Proceedings." We will incur defense costs and other legal expenses in connection with these lawsuits. Additionally, the final resolution of these actions may be unfavorable to us, which could be detrimental to our business. In cases where the final resolution is favorable to us, we may still incur a significant amount of legal expenses. For example, although we were able to reach a resolution with the Department of Justice (the "DOJ") in 2019 for $32.5 million related to a claim by the DOJ that the Company violated the False Claims Act, 31 U.S.C. § 3729, we still incurred a substantial amount of expenses in connection therewith. In addition to the expense and burden incurred in defending any of these actions and any damages that we may incur, our management's efforts and attention may be diverted from the ordinary

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

business operations in order to address these claims. Additionally, we may be deemed in default of our debt agreements if a judgment for money that exceeds specified thresholds is rendered against us and we fail to timely address such judgment.

Our Rocket Mortgage business relies on our loan funding facilities to fund mortgage loans and otherwise operate our business. If one or more of such facilities are terminated, we may be unable to find replacement financing at commercially favorable terms, or at all, which could be detrimental to our business.

        We fund substantially all of the mortgage loans we close through borrowings under our loan funding facilities and funds generated by our operations. Our borrowings are in turn generally repaid with the proceeds we receive from mortgage loan sales. We are currently, and may in the future continue to be, dependent upon a handful of lenders to provide the primary funding facilities for our loans. As of March 31, 2020, we had nine loan funding facilities which provide us with an aggregate maximum principal amount of $16.25 billion in loan origination availability, six of which allow drawings to fund loans at closing, and seven of which are with large global financial institutions. Included in those nine loan funding facilities are two loan funding facilities with GSEs. Additionally we are parties to an uncommitted agency MSR backed master repurchase agreement facility and a committed line of credit collateralized by GSE MSRs, each of which provides us access to up to $200.0 million of liquidity. We also have available to us $500.0 million of financing through a master repurchase agreement facility specialized for the early buy-out of certain mortgage loans in agency mortgage pools, and up to $175.0 million on an unsecured revolving line of credit with a national bank, and up to $1.0 billion on an unsecured line of credit, with Rock Holdings.

        Of the seven existing global bank loan funding facilities, three are 364-day facilities, with an aggregate of $3.5 billion scheduled to expire over staggered maturities throughout 2020. The other four of our existing global bank loan funding facilities provide financing for up to two or three years, with maturities staggered in 2021 and 2022. Approximately $11.9 billion of our mortgage loan funding facilities are uncommitted and can be terminated by the applicable lender at any time. Moreover, three of our loan funding facilities require that we have additional borrowing capacity so that each such facility does not represent more than a specified percentage of our total borrowing capacity. If we were unable to maintain the required ratio with availability under other facilities, our funding availability under those facilities could also be terminated.

        In the event that any of our loan funding facilities is terminated or is not renewed, or if the principal amount that may be drawn under our funding agreements that provide for immediate funding at closing were to significantly decrease, we may be unable to find replacement financing on commercially favorable terms, or at all, which could be detrimental to our business. Further, if we are unable to refinance or obtain additional funds for borrowing, our ability to maintain or grow our business could be limited.

        Our ability to refinance existing debt and borrow additional funds is affected by a variety of factors including:

  •
  limitations imposed on us under the indenture governing our 5.250% Senior Notes due 2028, the indenture governing our 5.750% Senior Notes Due 2025 and other existing and future financing facilities that contain restrictive covenants and borrowing conditions that may limit our ability to raise additional debt;

  •
  a decline in liquidity in the credit markets;

  •
  prevailing interest rates;

  •
  the financial strength of the lenders from whom we borrow;

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

  •
  the decision of lenders from whom we borrow to reduce their exposure to mortgage loans due to a change in such lenders' strategic plan, future lines of business or otherwise;

  •
  the amount of eligible collateral pledged on advance facilities, which may be less than the borrowing capacity of the facility;

  •
  the larger portion of our loan funding facilities that is uncommitted, versus committed;

  •
  more stringent financial covenants in such refinanced facilities, which we may not be able to achieve; and

  •
  accounting changes that impact calculations of covenants in our debt agreements.

        If the refinancing or borrowing guidelines become more stringent and such changes result in increased costs to comply or decreased mortgage origination volume, such changes could be detrimental to our business.

        Our loan funding facilities, MSR facilities and unsecured lines of credit contain covenants, including requirements to maintain a certain minimum tangible net worth, minimum liquidity, maximum total debt or liabilities to net worth ratio, pre-tax net income requirements, litigation judgment thresholds, and other customary debt covenants. A breach of the covenants can result in an event of default under these facilities and as such allow the lenders to pursue certain remedies. In addition, each of these facilities includes cross default or cross acceleration provisions that could result in most, if not all, facilities terminating if an event of default or acceleration of maturity occurs under any facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for more information about these and other financing arrangements. If we are unable to meet or maintain the necessary covenant requirements or satisfy, or obtain waivers for, the continuing covenants, we may lose the ability to borrow under all of our financing facilities, which could be detrimental to our business.

We may not be able to continue to grow our loan origination business or effectively manage significant increases in our loan production volume, both of which could negatively affect our reputation and business, financial condition and results of operations.

        Our mortgage loan origination business consists of providing purchase money loans to homebuyers and refinancing existing loans. The origination of purchase money mortgage loans is greatly influenced by traditional business clients in the home buying process such as realtors and builders. As a result, our ability to secure relationships with such traditional business clients will influence our ability to grow our loan origination business. Historically, our originations have been more heavily refinancings than the overall origination market, and accordingly if interest rates rise and the market shifts to purchase originations, our market share could be adversely affected if we are unable to increase our share of purchase originations. Our loan origination business also operates through third party mortgage professionals who do business with us on a best efforts basis, i.e., they are not contractually obligated to do business with us. Further, our competitors also have relationships with these brokers and actively compete with us in our efforts to expand our broker networks. Accordingly, we may not be successful in maintaining our existing relationships or expanding our broker networks. Our production and consumer direct lending operations are also subject to overall market factors that can impact our ability to grow our loan production volume. For example, increased competition from new and existing market participants, reductions in the overall level of refinancing activity or slow growth in the level of new home purchase activity can impact our ability to continue to grow our loan production volumes, and we may be forced to accept lower margins in our respective businesses in order to continue to compete and keep our volume of activity consistent with past or projected levels. If we are unable to continue to grow our loan origination business, this could adversely affect our business.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        On the other hand, we may experience significant growth in our mortgage loan volume and MSRs. If we do not effectively manage our growth, the quality of our services could suffer, which could negatively affect our brand and operating results.

If the value of the collateral underlying certain of our loan funding facilities decreases, we could be required to satisfy a margin call, and an unanticipated margin call could have a material adverse effect on our liquidity.

        Certain of our loan funding, early buy-out facilities, and MSR-backed facilities are subject to margin calls based on the lender's opinion of the value of the loan collateral securing such financing and certain of our hedges related to newly originated mortgages are also subject to margin calls. A margin call would require us to repay a portion of the outstanding borrowings. A large, unanticipated margin call could have a material adverse effect on our liquidity. As a result of the change in the interest rate market due to COVID-19, we have faced some margin calls on hedges. To date these calls have not been material but if the interest rate market continues to be significantly impacted by COVID-19, we could face additional margin calls that could impact our liquidity.

We depend on our ability to sell loans in the secondary market to a limited number of investors and to the GSEs, and to securitize our loans into MBS through the GSEs and Ginnie Mae. If our ability to sell or securitize mortgage loans is impaired, we may not be able to originate mortgage loans.

        Substantially all of our loan originations are sold into the secondary market. We securitize loans into MBSs through Fannie Mae, Freddie Mac and Ginnie Mae. Loans originated outside of Fannie Mae, Freddie Mac, and the guidelines of the FHA (as defined below), USDA, or VA (for loans securitized with Ginnie Mae) are sold to private investors and mortgage conduits, including our loan securitization company, Woodward Capital Management LLC, which primarily securitizes such non-GSE loan products. For further discussion, see "Risk Factors—Our business is highly dependent on Fannie Mae and Freddie Mac and certain U.S. government agencies, and any changes in these entities or their current roles could be detrimental to our business."

        The gain recognized from sales in the secondary market represents a significant portion of our revenues and net earnings. A decrease in the prices paid to us upon sale of our loans could be detrimental to our business, as we are dependent on the cash generated from such sales to fund our future loan closings and repay borrowings under our loan funding facilities. If it is not possible or economical for us to complete the sale or securitization of certain of our loans held for sale, we may lack liquidity to continue to fund such loans and our revenues and margins on new loan originations could be materially and negatively impacted. The severity of the impact would be most significant to the extent we were unable to sell conforming home loans to the GSEs or securitize such loans pursuant to the GSEs and government agency-sponsored programs.

        Further, there may be delays in our ability to sell future mortgage loans which we originate, or there may be a market shift that causes buyers of our non-GSE products—including jumbo mortgage loans and home equity lines of credit—to reduce their demand for such products. These market shifts can be caused by factors outside of our control, including, but not limited to market shifts in response to the COVID-19 pandemic that affect investor appetite for such non-GSE products. To the extent that happens, we could need to reduce our origination volume. Delays in the sale of mortgage loans also increases our exposure to market risks, which could adversely affect our profitability on sales of loans. Any such delays or failure to sell loans could be detrimental to our business.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

A disruption in the secondary home loan market, including the MBS market, could have a detrimental effect on our business.

        Demand in the secondary market and our ability to complete the sale or securitization of our home loans depends on a number of factors, many of which are beyond our control, including general economic conditions, general conditions in the banking system, the willingness of lenders to provide funding for home loans, the willingness of investors to purchase home loans and MBS, and changes in regulatory requirements. Disruptions in the general MBS market may occur, including, but not limited to in response to the COVID-19 pandemic. Any significant disruption or period of illiquidity in the general MBS market could directly affect our liquidity because no existing alternative secondary market would likely be able to accommodate on a timely basis the volume of loans that we typically sell in any given period. Accordingly, if the MBS market experiences a period of illiquidity, we might be prevented from selling the loans that we produce into the secondary market in a timely manner or at favorable prices, which could be detrimental to our business.

Changes in the GSEs, FHA, VA, and USDA guidelines or GSE and Ginnie Mae guarantees could adversely affect our business.

        We are required to follow specific guidelines and eligibility standards that impact the way we service and originate GSE and U.S. government agency loans, including guidelines and standards with respect to:

  •
  credit standards for mortgage loans;

  •
  our staffing levels and other servicing practices;

  •
  the servicing and ancillary fees that we may charge;

  •
  our modification standards and procedures;

  •
  the amount of reimbursable and non-reimbursable advances that we may make; and

  •
  the types of loan products that are eligible for sale or securitization.

        These guidelines provide the GSEs and other government agencies with the ability to provide monetary incentives for loan servicers that perform well and to assess penalties for those that do not. At the direction of the Federal Housing Finance Agency ("FHFA"), Fannie Mae and Freddie Mac have aligned their guidelines for servicing delinquent mortgages, which could result in monetary incentives for servicers that perform well and to assess compensatory penalties against servicers in connection with the failure to meet specified timelines relating to delinquent loans and foreclosure proceedings, and other breaches of servicing obligations. We generally cannot negotiate these terms with the agencies and they are subject to change at any time without our specific consent. A significant change in these guidelines, that decreases the fees we charge or requires us to expend additional resources to provide mortgage services, could decrease our revenues or increase our costs.

        In addition, changes in the nature or extent of the guarantees provided by Fannie Mae, Freddie Mac, Ginnie Mae, the USDA or the VA, or the insurance provided by the FHA, or coverage provided by private mortgage insurers, could also have broad adverse market implications. Any future increases in guarantee fees or changes to their structure or increases in the premiums we are required to pay to the FHA or private mortgage insurers for insurance or to the VA or the USDA for guarantees could increase mortgage origination costs and insurance premiums for our clients. These industry changes could negatively affect demand for our mortgage services and consequently our origination volume, which could be detrimental to our business. We cannot predict whether the impact of any proposals to move Fannie Mae and Freddie Mac out of conservatorship would require them to increase their fees. For further discussion, see "Risk Factors—Our business is highly

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

dependent on Fannie Mae and Freddie Mac and certain U.S. government agencies, and any changes in these entities or their current roles could be detrimental to our business."

Our business is highly dependent on Fannie Mae and Freddie Mac and certain U.S. government agencies, and any changes in these entities or their current roles could be detrimental to our business.

        We originate loans eligible for sale to Fannie Mae and Freddie Mac, and government insured or guaranteed loans, such as FHA, VA and USDA loans eligible for Ginnie Mae securities issuance.

        In 2008, FHFA placed Fannie Mae and Freddie Mac into conservatorship and, as their conservator, controls and directs their operations.

        There is significant uncertainty regarding the future of the GSEs, including with respect to how long they will continue to be in existence, the extent of their roles in the market and what forms they will have, and whether they will be government agencies, government-sponsored agencies or private for-profit entities. Since they have been placed into conservatorship, many legislative and administrative plans for GSE reform have been put forth, but all have been met with resistance from various constituencies.

        The Trump administration has made reforming Fannie Mae and Freddie Mac, including their relationship with the federal government, a priority. In September 2019, the U.S. Department of the Treasury released a proposal for reform, and, in October 2019, FHFA released a strategic plan regarding the conservatorships, which included a Scorecard that has preparing for exiting conservatorship as one of its key objectives. Among other things, the Treasury recommendations include recapitalizing the GSEs, increasing private-sector competition with the GSEs, replacing GSE statutory affordable housing goals, changing mortgage underwriting requirements for GSE guarantees, revising the Consumer Financial Protection Bureau's ("CFPB") qualified mortgage regulations (for further discussion of these regulations, see "—Risks Related to Regulatory Environment—The CFPB continues to be active in its monitoring of the loan origination and servicing sectors, and its recently issued rules increase our regulatory compliance burden and associated costs."), and continuing to support the market for 30-year fixed-rate mortgages. Some of Treasury's recommendations would require administrative action whereas others would require legislative action. It is uncertain whether these recommendations will be enacted. If these recommendations are enacted, the future roles of Fannie Mae and Freddie Mac could be reduced (perhaps significantly) and the nature of their guarantee obligations could be considerably limited relative to historical measurements. In addition, various other proposals to generally reform the U.S. housing finance market have been offered by members of the U.S. Congress, and certain of these proposals seek to significantly reduce or eliminate over time the role of the GSEs in purchasing and guaranteeing mortgage loans. Any such proposals, if enacted, may have broad adverse implications for the MBS market and our business. It is possible that the adoption of any such proposals might lead to higher fees being charged by the GSEs or lower prices on our sales of mortgage loans to them.

        The extent and timing of any regulatory reform regarding the GSEs and the U.S. housing finance market, as well as any effect on our business operations and financial results, are uncertain. It is not yet possible to determine whether such proposals will be enacted and, if so, when, what form any final legislation or policies might take or how proposals, legislation or policies may impact the MBS market and our business. Our inability to make the necessary adjustments to respond to these changing market conditions or loss of our approved seller/servicer status with the GSEs could have a material adverse effect on our mortgage origination operations and our mortgage servicing operations. If those agencies cease to exist, wind down, or otherwise significantly change their business operations or if we lost approvals with those agencies or our relationships with those agencies is otherwise adversely affected, we would seek alternative secondary market participants to

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

acquire our mortgage loans at a volume sufficient to sustain our business. If such participants are not available on reasonably comparable economic terms, the above changes could have a material adverse effect on our ability to profitably sell loans we originate that are securitized through Fannie Mae, Freddie Mac or Ginnie Mae.

We are required to make servicing advances that can be subject to delays in recovery or may not be recoverable in certain circumstances.

        During any period in which one of our clients is not making payments on a loan we service, including in certain circumstances where a client prepays a loan, we are required under most of our servicing agreements to advance our own funds to meet contractual principal and interest remittance requirements, pay property taxes and insurance premiums, legal expenses and other protective advances. We also advance funds to maintain, repair and market real estate properties. For our mortgage loans, as home values change, we may have to reconsider certain of the assumptions underlying our decisions to make advances, and in certain situations our contractual obligations may require us to make certain advances for which we may not be reimbursed. In addition, in the event a loan serviced by us defaults or becomes delinquent, or to the extent a mortgagee under such loan is allowed to enter into a forbearance by applicable law or regulation, the repayment to us of any advance related to such events may be delayed until the loan is repaid or refinanced or liquidation occurs. A delay in our ability to collect an advance may adversely affect our liquidity, and our inability to be reimbursed for an advance could be detrimental to our business. As our servicing portfolio continues to age, defaults might increase as the loans get older, which may increase our costs of servicing and could be detrimental to our business. Market disruptions such as the COVID-19 pandemic and the response by the CARES Act, enacted by the U.S. Congress on March 27, 2020, and the GSEs, through which a temporary period of forbearance is being offered for clients unable to pay on certain mortgage loans as a result of the COVID-19 pandemic may also increase the number of defaults, delinquencies or forbearances related to the loans we service, increasing the advances we make for such loans. With specific regard to the COVID-19 pandemic, any regulatory or GSE-specific relief on servicing advance obligations provided to mortgage loan servicers has so far been limited to GSE-eligible mortgage loans, leaving out any non-GSE mortgage loan products such as jumbo mortgage loans. Approximately 5.1% of our serviced loans are in forbearance as of May 31, 2020.

        With delinquent VA guaranteed loans, the VA guarantee may not make us whole on losses or advances we may have made on the loan. If the VA determines the amount of the guarantee payment will be less than the cost of acquiring the property, it may elect to pay the VA guarantee and leave the property securing the loan with us (a "VA no-bid"). If we cannot sell the property for a sufficient amount to cover amounts outstanding on the loan we will suffer a loss which may, on an aggregate basis and if the percentage of VA no-bids increases, have a detrimental impact on our business and financial condition.

        In addition, for certain loans sold to Ginnie Mae, we, as the servicer, have the unilateral right to repurchase any individual loan in a Ginnie Mae securitization pool if that loan meets defined criteria, including being delinquent greater than 90 days. Once we have the unilateral right to repurchase the delinquent loan, we have effectively regained control over the loan and we must recognize the loan on our balance sheet and recognize a corresponding financial liability. Any significant increase in required servicing advances or delinquent loan repurchases, could have a significant adverse impact on our cash flows, even if they are reimbursable, and could also have a detrimental effect on our business and financial condition.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Our counterparties may terminate our servicing rights and subservicing contracts under which we conduct servicing activities.

        The majority of the mortgage loans we service are serviced on behalf of Fannie Mae, Freddie Mac and Ginnie Mae. These entities establish the base service fee to compensate us for servicing loans as well as the assessment of fines and penalties that may be imposed upon us for failing to meet servicing standards.

        As is standard in the industry, under the terms of our master servicing agreements with the GSEs, the GSEs have the right to terminate us as servicer of the loans we service on their behalf at any time and also have the right to cause us to sell the MSRs to a third party. In addition, failure to comply with servicing standards could result in termination of our agreements with the GSEs with little or no notice and without any compensation. If any of Fannie Mae, Freddie Mac or Ginnie Mae were to terminate us as a servicer, or increase our costs related to such servicing by way of additional fees, fines or penalties, such changes could have a material adverse effect on the revenue we derive from servicing activity, as well as the value of the related MSRs. These agreements, and other servicing agreements under which we service mortgage loans for non-GSE loan purchasers, also require that we service in accordance with GSE servicing guidelines and contain financial covenants. Under our subservicing contracts, the primary servicers for which we conduct subservicing activities have the right to terminate our subservicing rights with or without cause, with little notice and little to no compensation. If we were to have our servicing or subservicing rights terminated on a material portion of our servicing portfolio, this could adversely affect our business.

A failure to maintain the ratings assigned to us by a rating agency could have an adverse effect on our business, financial condition and results of operations.

        Our mortgage origination and servicing platforms, as well as several securitization transactions that are composed of our mortgage loan products, are routinely rated by national rating agencies for various purposes. These ratings are subject to change without notice. Our ratings may be downgraded in the future, and any such downgrade could be detrimental to our business.

Our origination and servicing businesses and operating results may be adversely impacted due to a decline in market share for our origination business, a decline in repeat clients and an inability to recapture loans from borrowers who refinance.

        If our loan origination business loses market share, if loan originations otherwise decrease or if the loans in our servicing portfolio are repaid or refinanced at a faster pace than expected, we may not be able to maintain or grow the size of our servicing portfolio, as our servicing portfolio is subject to "run-off" (i.e., mortgage loans serviced by us may be repaid at maturity, prepaid prior to maturity, refinanced with a mortgage not serviced by us, liquidated through foreclosure, deed-in-lieu of foreclosure or other liquidation process, or repaid through standard amortization of principal). As a result, our ability to maintain the size of our servicing portfolio depends on our ability to originate loans with respect to which we retain the servicing rights.

        Additionally, in order for us to maintain or improve our operating results, it is important that we continue to extend loans to returning clients who have successfully repaid their previous loans at a pace substantially consistent with the market. Our repeat loan rates may decline or fluctuate as a result of our expansion into new products and markets or because our clients are able to obtain alternative sources of funding based on their credit history with us, and new clients we acquire in the future may not be as loyal as our current client base. Furthermore, clients who refinance have no obligation to refinance their loans with us and may choose to refinance with a different originator. If borrowers refinance with a different originator, this decreases the profitability of our MSRs because

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

the original loan will be repaid, and we will not have an opportunity to earn further servicing fees after the original loan is repaid. If we are not successful in recapturing our existing loans that are refinanced, our MSRs may become increasingly subject to run-off, and in order to maintain our servicing portfolios at consistent levels we may need to purchase additional MSRs on the open market to add to our servicing portfolio, which would increase our costs and risks and decrease the profitability of our servicing business.

Our MSRs are highly volatile assets with continually changing values, and these changes in value, or inaccuracies in our estimates of their value, could adversely affect our business and financial condition.

        The value of our MSRs is based on the cash flows projected to result from the servicing of the related mortgage loans and continually fluctuates due to a number of factors. These factors include changes in interest rates; historically, the value of MSRs has increased when interest rates rise as higher interest rates lead to decreased prepayment rates, and has decreased when interest rates decline as lower interest rates lead to increased prepayment rates and refinancings. Other market conditions also affect the number of loans that are refinanced and thus no longer result in cash flows, and the number of loans that become delinquent.

        We use internal financial models that utilize market participant data to value our MSRs for purposes of financial reporting and for purposes of determining the price that we pay to acquire loans for which we will retain MSRs. These models are complex and use asset-specific collateral data and market inputs for interest and discount rates. In addition, the modeling requirements of MSRs are complex because of the high number of variables that drive cash flows associated with MSRs, and because of the complexity involved with anticipating such variables over the life of the MSR. Even if the general accuracy of our valuation models is validated, valuations are highly dependent upon the reasonableness of our assumptions and the results of the models.

        If loan delinquencies or prepayment speeds are higher than anticipated or other factors perform worse than modeled, the recorded value of certain of our MSRs may decrease, which could adversely affect our business and financial condition.

We may be required to repurchase or substitute mortgage loans or MSRs that we have sold, or indemnify purchasers of our mortgage loans or MSRs.

        We make representations and warranties to purchasers when we sell them a mortgage loan or a MSR, including in connection with our MBS securitizations. If a mortgage loan or MSR does not comply with the representations and warranties that we made with respect to it at the time of its sale, we could be required to repurchase the loan, replace it with a substitute loan and/or indemnify secondary market purchasers for losses. If this occurs, we may have to bear any associated losses directly, as repurchased loans typically can only be resold at a steep discount to their repurchase price, if at all. We also may be subject to claims by purchasers for repayment of a portion of the premium we received from such purchaser on the sale of certain loans or MSRs if such loans or MSRs are repaid in their entirety within a specified time period after the sale of the loan. As of March 31, 2020, we accrued $55.7 million in expenses in connection with our reserve for repurchase and indemnification obligations. Actual repurchase and indemnification obligations could materially exceed the reserves we have recorded in our financial statements. Any significant repurchases, substitutions, indemnifications or premium recapture could be detrimental to our business.

        Additionally, we may not be able to recover amounts from some third parties from whom we may seek indemnification or against whom we may assert a loan repurchase demand in connection with a breach of a representation or warranty due to financial difficulties or otherwise. As a result, we are exposed to counterparty risk in the event of non-performance by counterparties to our various

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

contracts, including, without limitation, as a result of the rejection of an agreement or transaction in bankruptcy proceedings, which could result in substantial losses for which we may not have insurance coverage.

We face intense competition that could adversely affect us.

        Competition in the mortgage and other consumer lending space is intense. In addition, the mortgage and other consumer lending business has experienced substantial consolidation. Some of our competitors may have more name recognition and greater financial and other resources than we have (including access to capital). Other of our competitors, such as correspondent lenders who originate mortgage loans using their own funds, may have more operational flexibility in approving loans. Additionally, we operate at a competitive disadvantage to U.S. federal banks and thrifts and their subsidiaries because they enjoy federal preemption and, as a result, conduct their business under relatively uniform U.S. federal rules and standards and are generally not subject to the laws of the states in which they do business (including state "predatory lending" laws). Unlike our federally chartered competitors, we are generally subject to all state and local laws applicable to lenders in each jurisdiction in which we originate and service loans. To compete effectively, we must have a very high level of operational, technological and managerial expertise, as well as access to capital at a competitive cost.

        Competition in our industry can take many forms, including the variety of loan programs being made available, interest rates and fees charged for a loan, convenience in obtaining a loan, client service levels, the amount and term of a loan, and marketing and distribution channels. Fluctuations in interest rates and general economic conditions may also affect our competitive position. During periods of rising rates, competitors that have locked in low borrowing costs may have a competitive advantage. Furthermore, a cyclical decline in the industry's overall level of originations, or decreased demand for loans due to a higher interest rate environment, may lead to increased competition for the remaining loans. Any increase in these competitive pressures could be detrimental to our business.

If the credit decisioning and scoring models we use contain errors or are otherwise ineffective, our reputation and relationships with borrowers and investors could be harmed and our market share could decline.

        We use credit decisioning and scoring models that assign each loan a grade and a corresponding interest rate. Our credit decisioning and scoring models are based on algorithms that evaluate a number of factors, including behavioral data, transactional data and employment information, which may not effectively predict future loan losses. If we are unable to effectively segment borrowers into relative risk profiles, we may be unable to offer attractive interest rates for borrowers and returns for investors in the loans. We refine these algorithms based on new data and changing macro and economic conditions. If any of these credit decisioning and scoring models contain programming or other errors, are ineffective or the data provided by borrowers or third parties is incorrect or stale, or if we are unable to obtain the data from borrowers or third parties, our loan pricing and approval process could be negatively affected, resulting in mispriced or misclassified loans or incorrect approvals or denials of loans.

Certain of our loans involve a high degree of business and financial risk, which can result in substantial losses that could adversely affect our financial condition.

        A client's ability to repay their loan may be adversely impacted by numerous factors, including a change in the borrower's employment or other negative local or more general economic conditions. Deterioration in a client's financial condition and prospects may be accompanied by deterioration in the value of the collateral for the loan.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        Additionally, many of our clients are self-employed. Self-employed clients may be more likely to default on their loans than salaried or commissioned clients and generally have less predictable income. In addition, many self-employed clients are small business owners who may be personally liable for their business debt. Consequently, a higher number of self-employed clients may result in increased defaults on the loans we originate or service.

        Some of the loans we originate or acquire have been, and in the future could be, made to clients who do not live in the mortgaged property. These loans secured by rental or investment properties tend to default more than loans secured by properties regularly occupied or used by the client. In a default, clients not occupying the mortgaged property may be more likely to abandon the property, increasing our financial exposure.

        These higher risk loans are more expensive to service because they require more frequent interaction with clients and greater monitoring and oversight. Additionally, these higher risk loans may be subject to increased scrutiny by state and federal regulators and lead to higher compliance and regulatory costs, which could result in a further increase in servicing costs. We may not be able to pass along any of the additional expenses we incur in servicing these higher risk loans to our servicing clients. The greater cost of servicing higher risk loans could adversely affect our business, financial condition and results of operations.

Our personal loans are not secured, guaranteed or insured and involve a high degree of financial risk.

        Personal loans made through our Rocket Loans platform are not secured by any collateral, not guaranteed or insured by any third party and not backed by any governmental authority in any way. We are therefore limited in our ability to collect on these loans if a client is unwilling or unable to repay them. A client's ability to repay their loans can be negatively impacted by increases in their payment obligations to other lenders under mortgage, credit card and other loans resulting from increases in base lending rates or structured increases in payment obligations. If a client defaults on a loan, we may be unsuccessful in our efforts to collect the amount of the loan. As such, our partner bank Cross River Bank could decide to originate fewer loans on our platform and there could be less demand in the secondary market for loans originated through the RocketLoans.com site.

        Additionally, these short-term loans also pose significant risks. Sometimes, borrowers use the proceeds of a long-term mortgage loan or the sale of a property to repay a short-term loan. We may therefore depend on a client's ability to obtain permanent financing or sell a property to repay our short-term loans, which could depend on market conditions and other factors. In a period of rising interest rates, it may be more difficult for our clients to obtain long-term financing, which increases the risk of non-payment of our short-term loans. Short-term loans are also subject to risks of defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance.

        An increase in defaults precipitated by the risks and uncertainties associated with the above operations and activities could have a detrimental effect on our business.

Fraud could result in significant financial losses and harm to our reputation.

        We use automated underwriting engines from Fannie Mae and Freddie Mac to assist us in determining if a loan applicant is creditworthy, as well as other proprietary and third-party tools and safeguards to detect and prevent fraud. We are unable, however, to prevent every instance of fraud that may be engaged in by our clients or team members, and any seller, real estate broker, notary, settlement agent, appraiser, title agent, or third-party originator that misrepresents facts about a loan, including the information contained in the loan application, property valuation, title information and employment and income stated on the loan application. If any of this information was intentionally or

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

negligently misrepresented and such misrepresentation was not detected prior to the acquisition or closing of the loan, the value of the loan could be significantly lower than expected, resulting in a loan being approved in circumstances where it would not have been, had we been provided with accurate data. A loan subject to a material misrepresentation is typically unsalable or subject to repurchase if it is sold before detection of the misrepresentation. In addition, the persons and entities making a misrepresentation are often difficult to locate and it is often difficult to collect from them any monetary losses we have suffered.

        Additionally, we continue to develop and expand our use of internet and telecommunications technologies (including mobile devices) to offer our products and services. These new mobile technologies may be more susceptible to the fraudulent activities of computer hackers, organized criminals, perpetrators of fraud, terrorists and others. Our resources, technologies and fraud prevention tools may be insufficient to accurately detect and prevent fraud on this channel.

        High profile fraudulent activity also could negatively impact our brand and reputation, which could impact our business. In addition, significant increases in fraudulent activity could lead to regulatory intervention, which could increase our costs and also negatively impact our business.

The conduct of the brokers through whom we originate could subject us to fines or other penalties.

        The brokers through whom we originate have parallel and separate legal obligations to which they are subject. While these laws may not explicitly hold the originating lenders responsible for the legal violations of such brokers, U.S. federal and state agencies increasingly have sought to impose such liability. The U.S. Department of Justice ("DOJ"), through its use of a disparate impact theory under the FHA, is actively holding home loan lenders responsible for the pricing practices of brokers, alleging that the lender is directly responsible for the total fees and charges paid by the borrower even if the lender neither dictated what the broker could charge nor kept the money for its own account. In addition, under the TILA-RESPA Integrated Disclosure ("TRID") rule, we may be held responsible for improper disclosures made to clients by brokers. We may be subject to claims for fines or other penalties based upon the conduct of the independent home loan brokers with which we do business.

We are exposed to volatility in LIBOR, which can result in higher than market interest rates and may have a detrimental effect on our business.

        The interest rate of our variable-rate indebtedness and the interest rate on the adjustable rate loans we originate and service is based on LIBOR. In July 2017, the U.K. Financial Conduct Authority announced that it intends to stop collecting LIBOR rates from banks after 2021. The announcement indicates that LIBOR will not continue to exist on the current basis. U.S.-dollar LIBOR is expected to be replaced with the Secured Overnight Financing Rate ("SOFR"), a new index calculated by reference to short-term repurchase agreements for U.S. Treasury securities. Although there have been a few issuances utilizing SOFR or the Sterling Over Night Index Average, an alternative reference rate that is based on transactions, it is unknown whether any of these alternative reference rates will attain market acceptance as replacements for LIBOR. There is currently no definitive successor reference rate to LIBOR and various industry organizations are still working to develop workable transition mechanisms. As part of this industry transition, we will be required to migrate any current adjustable rate loans we service to any such successor reference rate. Until a successor rate is determined, we cannot implement the transition away from LIBOR for the adjustable rate loans we service. As such, we are unable to predict the effect of any changes to LIBOR, the establishment and success of any alternative reference rates, or any other reforms to LIBOR or any replacement of LIBOR that may be enacted in the United States or elsewhere. Such changes, reforms or replacements relating to LIBOR could have an adverse impact on the market for

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

or value of any LIBOR-linked securities, loans, derivatives or other financial instruments or extensions of credit held by us. LIBOR-related changes could affect our overall results of operations and financial condition.

Our hedging strategies may not be successful in mitigating our risks associated with changes in interest rates.

        Our profitability is directly affected by changes in interest rates. The market value of closed loans held for sale and interest rate locks generally change along with interest rates. The value of such assets moves opposite of interest rate changes. For example, as interest rates rise, the value of existing mortgage assets falls.

        We employ various economic hedging strategies to mitigate the interest rate and the anticipated loan financing probability or "pull-through risk" inherent in such mortgage assets. Our use of these hedge instruments may expose us to counterparty risk as they are not traded on regulated exchanges or guaranteed by an exchange or its clearinghouse and, consequently, there may not be the same level of protections with respect to margin requirements and positions and other requirements designed to protect both us and our counterparties. Furthermore, the enforceability of agreements underlying hedging transactions may depend on compliance with applicable statutory, commodity and other regulatory requirements and, depending on the domicile of the counterparty, applicable international requirements. Consequently, if a counterparty fails to perform under a derivative agreement we could incur a significant loss.

        Our hedge instruments are accounted for as free-standing derivatives and are included on our consolidated balance sheet at fair market value. Our operating results could be negatively affected because the losses on the hedge instruments we enter into may not be offset by a change in the fair value of the related hedged transaction.

        Our hedging strategies also require us to provide cash margin to our hedging counterparties from time to time. Financial Industry Regulatory Authority, Inc. ("FINRA") requires us to provide daily cash margin to (or receive daily cash margin from, depending on the daily value of related MBS) our hedging counterparties from time to time. The collection of daily margin between us and our hedging counterparties could, under certain MBS market conditions, adversely affect our short-term liquidity and cash-on-hand. Additionally, our hedge instruments may expose us to counterparty risk—the possibility that a loss may occur from the failure of another party to perform in accordance with the terms of the contract, which loss exceeds the value of existing collateral, if any.

        A portion of our assets consist of MSRs, which may fluctuate in value. We recently began hedging a portion of the risks associated with such fluctuations. There can be no assurance such hedges adequately protect us from a decline in the value of the MSRs we own, or that the hedging strategy utilized by us with respect to our MSRs is well-designed or properly executed to adequately address such fluctuations. A decline in the value of MSRs may have a detrimental effect on our business.

        Our hedging activities in the future may include entering into interest rate swaps, caps and floors, options to purchase these items, purchasing or selling U.S. Treasury securities, and/or other tools and strategies. These hedging decisions will be determined in light of the facts and circumstances existing at the time and may differ from our current hedging strategy. These hedging strategies may be less effective than our current hedging strategies in mitigating the risks described above, which could be detrimental to our business and financial condition.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

We rely on internal models to manage risk and to make business decisions. Our business could be adversely affected if those models fail to produce reliable and/or valid results.

        We make significant use of business and financial models in connection with our proprietary technology to measure and monitor our risk exposures and to manage our business. For example, we use models to measure and monitor our exposures to interest rate, credit and other market risks. The information provided by these models is used in making business decisions relating to strategies, initiatives, transactions, pricing and products. If these models are ineffective at predicting future losses or are otherwise inadequate, we may incur unexpected losses or otherwise be adversely affected.

        We build these models using historical data and our assumptions about factors such as future mortgage loan demand, default rates, home price trends and other factors that may overstate or understate future experience. Our assumptions may be inaccurate and our models may not be as predictive as expected for many reasons, including the fact that they often involve matters that are inherently beyond our control and difficult to predict, such as macroeconomic conditions, and that they often involve complex interactions between a number of variables and factors.

        Our models could produce unreliable results for a variety of reasons, including but not limited to, the limitations of historical data to predict results due to unprecedented events or circumstances, invalid or incorrect assumptions underlying the models, the need for manual adjustments in response to rapid changes in economic conditions, incorrect coding of the models, incorrect data being used by the models, or inappropriate application of a model to products or events outside of the model's intended use. In particular, models are less dependable when the economic environment is outside of historical experience, as was the case from 2008-2010 or during the present COVID-19 pandemic.

        We continue to monitor the markets and make necessary adjustments to our models and apply appropriate management judgment in the interpretation and adjustment of the results produced by our models. This process takes into account updated information while maintaining controlled processes for model updates, including model development, testing, independent validation and implementation. As a result of the time and resources, including technical and staffing resources, that are required to perform these processes effectively, it may not be possible to replace existing models quickly enough to ensure that they will always properly account for the impacts of recent information and actions.

A substantial portion of our assets are measured at fair value. Fair value determinations require many assumptions and complex analyses, and we cannot control many of the underlying factors. If our estimates prove to be incorrect, we may be required to write down the value of such assets, which could adversely affect our earnings, financial condition and liquidity.

        We measure the fair value of our mortgage loans held for sale, derivatives, interest rate lock commitments ("IRLCs") and MSRs on a recurring basis and we measure the fair value of other assets, such as mortgage loans held for investment, certain impaired loans and other real estate owned, on a nonrecurring basis. Fair value determinations require many assumptions and complex analyses, especially to the extent there are not active markets for identical assets. For example, we generally estimate the fair value of loans held for sale based on quoted market prices for securities backed by similar types of loans. If quoted market prices are not available, fair value is estimated based on other relevant factors, including dealer price quotations and prices available for similar instruments, to approximate the amounts that would be received from a third party. In addition, the fair value of IRLCs are measured based upon the difference between the current fair value of similar loans (as determined generally for mortgages held for sale) and the price at which we have

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

committed to originate the loans, subject to the anticipated loan financing probability, or pull-through factor (which is both significant and highly subjective).

        Further, MSRs do not trade in an active market with readily observable prices and therefore, their fair value is determined using a valuation model that calculates the present value of estimated net future cash flows, using estimates of prepayment speeds, discount rate, cost to service, float earnings, contractual servicing fee income and ancillary income, and late fees.

        If our estimates of fair value prove to be incorrect, we may be required to write down the value of such assets, which could adversely affect our financial condition and results of operations.

        Because accounting rules for valuing certain assets and liabilities are highly complex and involve significant judgment and assumptions, these complexities could lead to a delay in preparation of financial information and the delivery of this information to our stockholders and also increase the risk of errors and restatements, as well as the cost of compliance.

Our reported financial results may be materially and adversely affected by future changes in accounting principles generally accepted in the United States.

        U.S. GAAP is subject to standard setting or interpretation by the Financial Accounting Standards Board ("FASB"), the Public Company Accounting Oversight Board ("PCAOB") the Securities and Exchange Commission ("SEC") and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could materially and adversely affect the transactions completed before the announcement of a change. A change in these principles or interpretations could also require us to alter our accounting systems in a manner that could increase our operating costs, impact the content of our financial statements and impact our ability to timely prepare our financial statements. Our inability to timely prepare our financial statements in the future would likely adversely affect our share price.

Challenges to the MERS System could materially and adversely affect our business, results of operations and financial condition.

        MERSCORP, Inc. is a privately held company that maintains an electronic registry, referred to as the MERS System, which tracks servicing rights and ownership of home loans in the United States. Mortgage Electronic Registration Systems, Inc. ("MERS"), a wholly owned subsidiary of MERSCORP, Inc., can serve as a nominee for the owner of a home loan and in that role initiate foreclosures or become the mortgagee of record for the loan in local land records. We have in the past and may continue to use MERS as a nominee. The MERS System is widely used by participants in the mortgage finance industry.

        Several legal challenges in the courts and by governmental authorities have been made disputing MERS's legal standing to initiate foreclosures or act as nominee for lenders in mortgages and deeds of trust recorded in local land records. These challenges have focused public attention on MERS and on how home loans are recorded in local land records. Although most legal decisions have accepted MERS as mortgagee, these challenges could result in delays and additional costs in commencing, prosecuting and completing foreclosure proceedings, conducting foreclosure sales of mortgaged properties and submitting proofs of claim in client bankruptcy cases.

Negative public opinion could damage our reputation and adversely affect our earnings.

        Reputational risk is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including loan origination, loan servicing, debt collection practices, corporate governance and other activities, such as the lawsuits against us.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Negative public opinion can also result from actions taken by government regulators and community organizations in response to our activities, from consumer complaints, including in the CFPB complaints database, and from media coverage, whether accurate or not.

        In recent years, consumer advocacy groups and some media reports have advocated governmental action to prohibit or place severe restrictions on non-bank consumer loans. If the negative characterization of independent mortgage loan originators becomes increasingly accepted by consumers, demand for any or all of our consumer loan products could significantly decrease. Additionally, if the negative characterization of independent mortgage loan originators is accepted by legislators and regulators, we could become subject to more restrictive laws and regulations applicable to consumer loan products.

        In addition, our ability to attract and retain clients is highly dependent upon the external perceptions of our level of service, trustworthiness, business practices, financial condition and other subjective qualities. Negative perceptions or publicity regarding these matters—even if related to seemingly isolated incidents, or even if related to practices not specific to the origination or servicing of loans, such as debt collection—could erode trust and confidence and damage our reputation among existing and potential clients. In turn, this could decrease the demand for our products, increase regulatory scrutiny and detrimentally effect our business.

Regulation of title insurance rates could adversely affect our subsidiary, Amrock.

        Amrock is subject to extensive rate regulation by the applicable state agencies in the jurisdictions in which it operates. Title insurance rates are regulated differently in various states, with some states requiring Amrock to file and receive approval of rates before such rates become effective and some states promulgating the rates that can be charged. These regulations could hinder Amrock's ability to promptly adapt to changing market dynamics through price adjustments, which could adversely affect its results of operations, particularly in a rapidly declining market.

Amrock's position as an agent utilizing third party vendors for issuing a significant amount of title insurance policies could adversely impact the frequency and severity of title claims.

        In its position as a licensed title agent, Amrock performs the search and examination function or may purchase a search product from another third party vendor. In either case, Amrock is responsible for ensuring that the search and examination is completed. Amrock's relationship with each title insurance underwriter is governed by an agency agreement defining how it issues a title insurance policy on their behalf. The agency agreement also sets forth Amrock's liability to the underwriter for policy losses attributable to Amrock's errors. Periodic audits by Amrock's underwriters are also conducted. Despite Amrock's efforts to monitor third party vendors with which it transacts business, there is no guarantee that they will comply with their contractual obligations. Furthermore, Amrock cannot be certain that, due to changes in the regulatory environment and litigation trends, Amrock will not be held liable for errors and omissions by these vendors. Accordingly, Amrock's use of third party vendors could adversely impact the frequency and severity of title claims.

We may not be able to close on the proposed acquisition of Amrock Title Insurance Company after consummation of this offering.

        As part of our reorganization transaction, we will enter into an acquisition agreement immediately prior to the completion of this offering with RHI and its direct subsidiary Amrock Holdings Inc. pursuant to which we will acquire Amrock Title Insurance Company ("ATI"), an entity through which RHI conducts its title insurance underwriting business. The consummation of this acquisition is subject to customary closing conditions, including the receipt of regulatory approvals. No assurances can be given that all closing conditions to our acquisition of ATI will be satisfied or

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

waived, including the receipt of regulatory approvals, and no assurances can be given that we will be able to close on this proposed acquisition.

Our subsidiary, Rocket Loans, is a rapidly growing company that faces increased risks, uncertainties, expenses and difficulties due to its relatively limited operating history and its reliance on third party relationships and sources.

        Our Rocket Loans business has a limited operating history at its current scale, and has encountered and will continue to encounter risks, uncertainties, expenses and difficulties, including navigating the complex and evolving regulatory and competitive environments, increasing its number of clients and increasing its volume of loans. If we are not able to timely and effectively address these requirements, our business may be harmed. Additionally, Rocket Loans is reliant on a third-party relationship with Cross River Bank, a New Jersey state chartered bank that handles a variety of consumer and commercial financing programs to originate all of its loans and to comply with various federal, state and other laws and third-party relationships with certain investors that have committed to purchase loans upon origination pursuant to agreements that contain certain conditions and terminate within one to three years. If Rocket Loans is unable to maintain its relationship with Cross River Bank, or if Cross River Bank were to suspend or cease its operations, we would need to implement a substantially similar arrangement with another issuing bank, obtain additional state licenses or curtail Rocket Loans' operations. Our agreements with Cross River Bank are non-exclusive and do not prohibit Cross River Bank from working with our competitors or from offering competing services. We could in the future have disagreements or disputes with Cross River Bank, which could negatively impact or threaten our relationship. Additionally, Rocket Loans relies on third party sources, including credit bureaus, for credit, identification, employment and other relevant information in order to review and select qualified borrowers and sufficient investors. If this information becomes unavailable, becomes more expensive to access or is incorrect, our business may be harmed.

Our Rocket Homes business model subjects us to challenges not faced by traditional brokerages.

        One of our subsidiaries, Rocket Homes, competes with traditional brokerages while also facing expanded risks not faced by traditional brokerages. Rocket Homes' core business is the referral of homebuyers, who have been prequalified for a mortgage by Quicken Loans, to a network of third-party partner real estate agents that assist those homebuyers in the purchase of their new home. In addition, a new component of our Rocket Homes business is listing and selling homes directly for a fee that is typically less than what a traditional brokerage would charge. In both our core referral business and in our efforts to list and sell homes from our centralized location, Rocket Homes and our agents are required to be licensed and comply with the requirements governing the licensing and conduct of real estate brokerage and brokerage-related businesses in the markets where we operate. Rocket Homes also operates a website for searching property listings and connecting with our partner agents. The listing data is provided via license from approximately 200 Multiple Listing Service ("MLS"), and we must also comply with the contractual obligations and restrictions from each MLS in order to access and use its listings data. Because of this multifaceted business model, we face additional challenges that include: improper actions by our partner agents beyond our control that subject us to reputational, business or legal harms; failure to comply with the requirements governing the licensing and conduct of real estate brokerage and brokerage-related businesses, which could result in penalties or the suspension of operations; increases in competition in the residential brokerage industry that reduce profitability; continuing low home inventory levels that reduce demand; or a restriction or termination of our access to and use of listings data.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Our subsidiary, Core Digital Media, may experience a rise in costs related to its digital media operations and may be unable to profitably generate client leads, negatively affecting our business.

        Our subsidiary, Core Digital Media, is an online marketing and client lead acquisition platform that conducts its marketing efforts exclusively through the use of digital media. If Core Digital Media experiences an increase in its costs related to digital media marketing or online advertising, it may be unable to maintain its amount and quality of leads for mortgage origination. Furthermore, in the face of higher costs per lead, Core Digital Media may be unable to effectively manage its pricing strategy and revenue opportunities, and could experience a decline in profitability that may adversely affect our business.

We recently invested in two Canadian mortgage business startups. Such expansion into Canadian operations, and our limited experience with international markets outside of the United States, could subject us to risks and expenses that could adversely impact our business.

        We have evaluated, and continue to evaluate, potential expansion outside of the United States. In 2018, we invested in Lendesk, and in 2020, we invested in Edison Financial, both Canadian mortgage business startups.

        As we expand into Canada, our operations are subject to a variety of risks, including fluctuations in currency exchange rates, unexpected changes in legal and regulatory requirements, political, economic and civil instability and uncertainty (including acts of terrorism, civil unrest, drug-cartel related and other forms of violence and outbreaks of war), investment restrictions or requirements, potentially adverse tax consequences, and difficulty in complying with foreign laws and regulations, as well as U.S. laws and regulations that govern foreign activities, such as the U.S. Foreign Corrupt Practices Act. Economic uncertainty in Canada could negatively impact our operations in those areas. Also, as we pursue expansion efforts in Canada, it may be necessary or desirable to contract with third parties, and we may not be able to enter into such agreements on commercially acceptable terms or at all. Further, such arrangements, including investing in Lendesk and Edison Financial, may not perform to our expectations, and we may be exposed to various risks as a result of the activities of our partners.

        In addition, prior to investing in Lendesk and Edison Financial, we had very limited experience undertaking international operations outside of the United States. The structuring, expansion and administration of Lendesk and Edison Financial may require significant management attention and financial and operational resources that may result in increased operational, administrative, legal, compliance and other costs and may divert management's attention and employee resources from other priorities. Lendesk and Edison Financial may not generate its currently expected profitability, if any, and we may experience adverse effects on our business.

        Any occurrences of the risks associated with our Canadian operations and related expansion could adversely affect our business, reputation and ability to further expand internationally.

Changes in tax laws may adversely affect us, and the Internal Revenue Service (the "IRS") or a court may disagree with tax positions taken by the Issuer or Holdings, which may result in adverse effects on our financial condition or the value of our common stock.

        The Tax Cuts and Jobs Act (the "TCJA"), enacted on December 22, 2017, significantly affected U.S. tax law, including by changing how the U.S. imposes tax on certain types of income of corporations and by reducing the U.S. federal corporate income tax rate to 21%. It also imposed new limitations on a number of tax benefits, including deductions for business interest, use of net operating loss carry forwards, taxation of foreign income, and the foreign tax credit, among others.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

The CARES Act, enacted on March 27, 2020, in response to the COVID-19 pandemic, further amended the U.S. federal tax code, including in respect of certain changes that were made by the TCJA, generally on a temporary basis. There can be no assurance that future tax law changes will not increase the rate of the corporate income tax significantly, impose new limitations on deductions, credits or other tax benefits, or make other changes that may adversely affect our business, cash flows or financial performance. In addition, the IRS has yet to issue guidance on a number of important issues regarding the changes made by the TCJA and the CARES Act. In the absence of such guidance, the Company will take positions with respect to a number of unsettled issues. There is no assurance that the IRS or a court will agree with the positions taken by us, in which case tax penalties and interest may be imposed that could adversely affect our business, cash flows or financial performance.

Terrorist attacks and other acts of violence or war may affect the lending industry generally and our business, financial condition and results of operations.

        The terrorist attacks on September 11, 2001 disrupted the U.S. financial markets, including the real estate capital markets, and negatively impacted the U.S. economy in general. Any future terrorist attacks, the anticipation of any such attacks, the consequences of any military or other response by the United States and its allies, and other armed conflicts could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. The economic impact of these events could also adversely affect the credit quality of some of our loans and investments and the properties underlying our interests.

        If such events lead to a prolonged economic slowdown, recession or declining real estate values, they could impair the performance of our investments and harm our financial condition and results of operations, increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. In addition, the activation of additional U.S. military reservists or members of the National Guard may significantly increase the proportion of mortgage loans whose interest rates are reduced by application of the Servicemembers Civil Relief Act (the "Relief Act") or similar state or local laws. As a result, any such attacks may adversely impact our performance. Losses resulting from these types of events may not be fully insurable.

Our business is subject to the risks of earthquakes, fires, floods and other natural catastrophic events and to interruption by man-made issues such as strikes.

        Our systems and operations are vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, strikes, health pandemics and similar events. For example, a significant natural disaster in Detroit, such as an earthquake, fire or flood, could have a material adverse impact on our business, operating results and financial condition, and our insurance coverage may be insufficient to compensate us for losses that may occur. Disease outbreaks have occurred in the past (including severe acute respiratory syndrome, or SARS, avian flu, H1N1/09 flu and COVID-19) and any prolonged occurrence of infectious disease or other adverse public health developments could have a material adverse effect on the macro economy and/or our business operations. In addition, strikes and other geopolitical unrest could cause disruptions in our business and lead to interruptions, delays or loss of critical data. These types of catastrophic events could also affect our loan servicing costs, increase our recoverable and our non-recoverable servicing advances, increase servicing defaults and negatively affect the value of our MSRs. We may not have sufficient protection or recovery plans in certain circumstances, such as natural disasters affecting the Detroit, Phoenix, Cleveland or Charlotte areas, and our business interruption insurance may be insufficient to compensate us for losses that may occur.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Risks Related to Regulatory Environment

We operate in a heavily regulated industry, and our mortgage loan origination and servicing activities expose us to risks of noncompliance with an increasing and inconsistent body of complex laws and regulations at the U.S. federal, state and local levels, as well as in Canada.

        Due to the heavily regulated nature of the mortgage industry, we are required to comply with a wide array of Canadian, U.S. federal, state and local laws and regulations that regulate, among other things, the manner in which we conduct our loan origination and servicing businesses and the fees that we may charge, and the collection, use, retention, protection, disclosure, transfer and other processing of personal information. Governmental authorities and various Canadian, U.S., federal and state agencies have broad oversight and supervisory authority over our business.

        Because we originate mortgage loans and provide servicing activities nationwide and have operations in Canada, we must be licensed in all relevant jurisdictions and comply with the respective laws and regulations of each, as well as with judicial and administrative decisions applicable to us. Such licensing requirements also require the submission of information regarding any person who has 10% or more of the combined voting power of our outstanding common stock. As a result of the Voting Limitation, as long as persons other than RHI hold approximately 21% or less of our outstanding common stock, a person could have 10% or more of the combined voting power of our outstanding common stock even though such person holds less than 10% of our outstanding common stock. In addition, we are currently subject to a variety of, and may in the future become subject to additional Canadian, U.S. federal, state, and local laws that are continuously evolving and developing, including laws on advertising, as well as privacy laws, including the Telephone Consumer Protection Act ("TCPA"), the Telemarketing Sales Rule, the CAN-SPAM Act, the Canadian Anti-Spam Law, the Personal Information Protection and Electronic Documents Act, and the newly enacted California Consumer Privacy Act ("CCPA"). We expect more states to enact legislation similar to the CCPA, which provides consumers with new privacy rights such as the right to request deletion of their data, the right to receive data on record for them and the right to know what categories of data (generally) are maintained about them, and increases the privacy and security obligations of entities handling certain personal information of such consumers. These regulations directly impact our business and require ongoing compliance, monitoring and internal and external audits as they continue to evolve, and may result in ever-increasing public scrutiny and escalating levels of enforcement and sanctions. Subsequent changes to data protection and privacy laws could also impact how we process personal information, and therefore limit the effectiveness of our products or services or our ability to operate or expand our business, including limiting strategic partnerships that may involve the sharing of personal information.

        We must also comply with a number of federal, state and local consumer protection laws including, among others, the Truth in Lending Act ("TILA"), the Real Estate Settlement Procedures Act ("RESPA"), the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Housing Act ("FHA"), the TCPA, the Gramm-Leach-Bliley Act, the Electronic Fund Transfer Act, the Servicemembers Civil Relief Act, Military Lending Act, the Homeowners Protection Act, the Home Mortgage Disclosure Act, the SAFE Act, the Federal Trade Commission Act, the Dodd Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"), U.S. federal and state laws prohibiting unfair, deceptive, or abusive acts or practices, and state foreclosure laws. These statutes apply to loan origination, marketing, use of credit reports, safeguarding of non-public, personally identifiable information about our clients, foreclosure and claims handling, investment of and interest payments on escrow balances and escrow payment features, and mandate certain disclosures and notices to clients.

        In particular, various federal, state and local laws have been enacted that are designed to discourage predatory lending and servicing practices. The Home Ownership and Equity Protection

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Act of 1994 ("HOEPA") prohibits inclusion of certain provisions in residential loans that have mortgage rates or origination costs in excess of prescribed levels and requires that borrowers be given certain disclosures prior to origination. Some states have enacted, or may enact, similar laws or regulations, which in some cases impose restrictions and requirements greater than those in HOEPA. In addition, under the anti-predatory lending laws of some states, the origination of certain residential loans, including loans that are not classified as "high cost" loans under applicable law, must satisfy a net tangible benefits test with respect to the related borrower. This test may be highly subjective and open to interpretation. As a result, a court may determine that a residential loan, for example, does not meet the test even if the related originator reasonably believed that the test was satisfied. Failure of residential loan originators or servicers to comply with these laws, to the extent any of their residential loans are or become part of our mortgage-related assets, could subject us, as a servicer or, in the case of acquired loans, as an assignee or purchaser, to monetary penalties and could result in the borrowers rescinding the affected loans. Lawsuits have been brought in various states making claims against originators, servicers, assignees and purchasers of high cost loans for violations of state law. Named defendants in these cases have included numerous participants within the secondary mortgage market. If our loans are found to have been originated in violation of predatory or abusive lending laws, we could be subject to lawsuits or governmental actions, or we could be fined or incur losses.

        Both the scope of the laws and regulations and the intensity of the supervision to which our business is subject have increased over time, in response to the financial crisis as well as other factors such as technological and market changes. Regulatory enforcement and fines have also increased across the banking and financial services sector. We expect that our business will remain subject to extensive regulation and supervision. These regulatory changes could result in an increase in our regulatory compliance burden and associated costs and place restrictions on our origination and servicing operations. Our failure to comply with applicable Canadian, U.S. federal, state and local consumer protection and data privacy laws could lead to:

  •
  loss of our licenses and approvals to engage in our servicing and lending businesses;

  •
  damage to our reputation in the industry;

  •
  governmental investigations and enforcement actions;

  •
  administrative fines and penalties and litigation;

  •
  civil and criminal liability, including class action lawsuits;

  •
  diminished ability to sell loans that we originate or purchase, requirements to sell such loans at a discount compared to other loans or repurchase or address indemnification claims from purchasers of such loans, including the GSEs;

  •
  inability to raise capital; and

  •
  inability to execute on our business strategy, including our growth plans.

        As these Canadian, U.S. federal, state and local laws evolve, it may be more difficult for us to identify these developments comprehensively, to interpret changes accurately and to train our team members effectively with respect to these laws and regulations. Adding to these difficulties, U.S. and Canadian laws may conflict with each other, and if we comply with the laws of one jurisdiction, we may find that we are violating laws of another jurisdiction. These difficulties potentially increase our exposure to the risks of noncompliance with these laws and regulations, which could be detrimental to our business. In addition, our failure to comply with these laws, regulations and rules may result in reduced payments by clients, modification of the original terms of loans, permanent forgiveness of debt, delays in the foreclosure process, increased servicing advances, litigation, enforcement actions, and repurchase and indemnification obligations. A failure to adequately supervise service providers and vendors, including outside foreclosure counsel, may also have these negative results.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        The laws and regulations applicable to us are subject to administrative or judicial interpretation, but some of these laws and regulations have been enacted only recently and may not yet have been interpreted or may be interpreted infrequently. Ambiguities in applicable laws and regulations may leave uncertainty with respect to permitted or restricted conduct and may make compliance with laws, and risk assessment decisions with respect to compliance with laws difficult and uncertain. In addition, ambiguities make it difficult, in certain circumstances, to determine if, and how, compliance violations may be cured. The adoption by industry participants of different interpretations of these statutes and regulations has added uncertainty and complexity to compliance. We may fail to comply with applicable statutes and regulations even if acting in good faith due to a lack of clarity regarding the interpretation of such statutes and regulations, which may lead to regulatory investigations, governmental enforcement actions or private causes of action with respect to our compliance.

        To resolve issues raised in examinations or other governmental actions, we may be required to take various corrective actions, including changing certain business practices, making refunds or taking other actions that could be financially or competitively detrimental to us. We expect to continue to incur costs to comply with governmental regulations. In addition, certain legislative actions and judicial decisions can give rise to the initiation of lawsuits against us for activities we conducted in the past. Furthermore, provisions in our mortgage loan and other loan product documentation, including but not limited to the mortgage and promissory notes we use in loan originations, could be construed as unenforceable by a court. We have been, and expect to continue to be, subject to regulatory enforcement actions and private causes of action from time to time with respect to our compliance with applicable laws and regulations.

        The recent influx of new laws, regulations, and other directives adopted in response to the recent COVID-19 pandemic exemplifies the ever-changing and increasingly complex regulatory landscape we operate in. While some regulatory reactions to COVID-19 relaxed certain compliance obligations, the forbearance requirements imposed on mortgages servicers in the recently passed CARES Act added new regulatory responsibilities. The GSEs and the FHFA, Ginnie Mae, HUD, various investors and others have also issued guidance relating to COVID-19. In recent weeks, we received and expect to continue to receive inquiries from various federal and state lawmakers, attorneys general and regulators seeking information on our COVID-19 response and its impact on our business, team members, and clients. Future regulatory scrutiny and enforcement resulting from COVID-19 is unknown.

        As a licensed real estate brokerage, our Rocket Homes business is currently subject to a variety of, and may in the future become subject to, additional, federal, state, and local laws that are continuously changing, including laws related to: the real estate, brokerage, title, and mortgage industries; mobile- and internet-based businesses; and data security, advertising, privacy and consumer protection laws. For instance, we are subject to federal laws such as the FHA and RESPA. These laws can be costly to comply with, require significant management attention, and could subject us to claims, government enforcement actions, civil and criminal liability, or other remedies, including revocation of licenses and suspension of business operations.

        In some cases, it is unclear as to how such laws and regulations affect Rocket Homes based on our business model that is unlike traditional brokerages, and the fact that those laws and regulations were created for traditional real estate brokerages. If we are unable to comply with and become liable for violations of these laws or regulations, or if unfavorable regulations or interpretations of existing regulations by courts or regulatory bodies are implemented, we could be directly harmed and forced to implement new measures to reduce our liability exposure. It could cause our operations in affected markets to become overly expensive, time consuming, or even impossible. This may require us to expend significant time, capital, managerial, and other resources to modify or discontinue certain operations, limiting our ability to execute our business strategies, deepen our presence in our existing

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

markets, or expand into new markets. In addition, any negative exposure or liability could harm our brand and reputation. Any costs incurred as a result of this potential liability could harm our business.

        As a licensed title and settlement services provider, Amrock is currently subject to a variety of, and may in the future become subject to, additional, federal, state, and local laws that are continuously changing, including laws related to: the real estate, brokerage, title, and mortgage industries; mobile-and internet-based businesses; and data security, advertising, privacy and consumer protection laws. For instance, Amrock is subject to federal laws such as the FHA and RESPA. These laws can be costly to comply with, require significant management attention, and could subject us to claims, government enforcement actions, civil and criminal liability, or other remedies, including revocation of licenses and suspension of business operations.

        Although we have systems and procedures directed to comply with these legal and regulatory requirements, we cannot assure you that more restrictive laws and regulations will not be adopted in the future, or that governmental bodies or courts will not interpret existing laws or regulations in a more restrictive manner, which could render our current business practices non-compliant or which could make compliance more difficult or expensive. Any of these, or other, changes in laws or regulations could have a detrimental effect on our business.

The CFPB continues to be active in its monitoring of the loan origination and servicing sectors, and its recently issued rules increase our regulatory compliance burden and associated costs.

        We are subject to the regulatory, supervisory and examination authority of the CFPB, which has oversight of federal and state non-depository lending and servicing institutions, including residential mortgage originators and loan servicers. The CFPB has rulemaking authority with respect to many of the federal consumer protection laws applicable to mortgage lenders and servicers, including TILA and RESPA and the Fair Debt Collections Practices Act. The CFPB has issued a number of regulations under the Dodd-Frank Act relating to loan origination and servicing activities, including ability-to-repay and "Qualified Mortgage" standards and other origination standards and practices as well as servicing requirements that address, among other things, periodic billing statements, certain notices and acknowledgements, prompt crediting of borrowers' accounts for payments received, additional notice, review and timing requirements with respect to delinquent borrowers, loss mitigation, prompt investigation of complaints by borrowers, and lender-placed insurance notices. The CFPB has also amended provisions of HOEPA regarding the determination of high-cost mortgages, and of Regulation B, to implement additional requirements under the Equal Credit Opportunity Act with respect to valuations, including appraisals and automated valuation models. The CFPB has also issued guidance to loan servicers to address potential risks to borrowers that may arise in connection with transfers of servicing. Additionally, through bulletins 2012-03 and 2016-02, the CFPB has increased the focus on lender liability and vendor management across the mortgage and settlement services industries, which may vary depending on the services being performed.

        For example, the CFPB iteratively adopted rules over the course of several years regarding mortgage servicing practices that required us to make modifications and enhancements to our mortgage servicing processes and systems. While the CFPB recently announced its flexible supervisory and enforcement approach during the COVID-19 pandemic on certain consumer communications required by the mortgage servicing rules, managing to the CFPB's loss mitigation rules with mounting CARES Act forbearance requests is particularly challenging. The intersection of the CFPB's mortgage servicing rules and COVID-19 is evolving and will pose new challenges to the servicing industry. The CFPB's recent publication of COVID-19-related FAQs did not resolve potential conflicts between the CARES Act with respect to reporting of consumer credit information

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

mandated by the Fair Credit Reporting Act. There are conflicting interpretations of the CARES Act amendment of the Fair Credit Reporting Act with regards to delinquent loans entering a forbearance.

        The mortgage lending sector is currently relying, for a significant portion of the mortgages originated, on a temporary CFPB regulation, commonly called the "QM Patch", which permits mortgage lenders to comply with the CFPB's ability to repay requirements by relying on the fact that the mortgage is eligible for sale to Fannie Mae or Freddie Mac. Reliance on the QM Patch has become widespread due to the operational complexity and practical inability for many mortgage lenders to rely on other ways to show compliance with the ability to repay regulations. For a more in-depth explanation, see "—Risks Related to Our Business—Our business is highly dependent on Fannie Mae and Freddie Mac and certain U.S. government agencies, and any changes in these entities or their current roles could be detrimental to our business." The QM Patch is scheduled to expire on January 10, 2021 or sooner if Fannie Mae and Freddie Mac exit FHFA conservatorship. The CFPB has publicly stated that it plans to propose a rule, by May 2020, that would amend the ability to repay standards in such a way that the QM Patch would no longer be necessary, although the CFPB has not yet issued this proposal. We cannot predict what final actions the CFPB will take and how it might affect us and other mortgage originators. For a discussion of the risk to our business due to possible changes in the conservatorship status of Fannie Mae and Freddie Mac, see "Business—Government Regulations Affecting Loan Originations and Servicing."

        The CFPB's examinations have increased, and will likely continue to increase, our administrative and compliance costs. They could also greatly influence the availability and cost of residential mortgage credit and increase servicing costs and risks. These increased costs of compliance, the effect of these rules on the lending industry and loan servicing, and any failure in our ability to comply with the new rules by their effective dates, could be detrimental to our business. The CFPB also issued guidelines on sending examiners to banks and other institutions that service and/or originate mortgages to assess whether consumers' interests are protected. The CFPB has conducted routine examinations of our business and will conduct future examinations.

        The CFPB also has broad enforcement powers, and can order, among other things, rescission or reformation of contracts, the refund of moneys or the return of real property, restitution, disgorgement or compensation for unjust enrichment, the payment of damages or other monetary relief, public notifications regarding violations, limits on activities or functions, remediation of practices, external compliance monitoring and civil money penalties. The CFPB has been active in investigations and enforcement actions and, when necessary, has issued civil money penalties to parties the CFPB determines has violated the laws and regulations it enforces. Our failure to comply with the federal consumer protection laws, rules and regulations to which we are subject, whether actual or alleged, could expose us to enforcement actions or potential litigation liabilities. In May 2020, the CFPB issued a civil investigative demand to our subsidiary, Rocket Homes, the stated purpose of which is to determine if Rocket Homes conducted any activities in a manner that violated RESPA and to determine if further CFPB action is necessary. We intend to cooperate fully with the CFPB in this investigation and are confident in the compliance processes that Rocket Homes has in place.

        In addition, the occurrence of one or more of the foregoing events or a determination by any court or regulatory agency that our policies and procedures do not comply with applicable law could impact our business operations. For example, if the violation is related to our servicing operations it could lead to downgrades by one or more rating agencies, a transfer of our servicing responsibilities, increased delinquencies on mortgage loans we service or any combination of these events. Such a determination could also require us to modify our servicing standards. The expense of complying with new or modified servicing standards may be substantial. Any such changes or revisions may have a material impact on our servicing operations, which could be detrimental to our business.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

The state regulatory agencies continue to be active in their supervision of the loan origination and servicing sectors and the results of these examinations may be detrimental to our business.

        We are also supervised by regulatory agencies under Canadian and state law. State attorneys general, state licensing regulators, and state and local consumer protection offices have authority to investigate consumer complaints and to commence investigations and other formal and informal proceedings regarding our operations and activities. In addition, the GSEs and the FHFA, Ginnie Mae, the U.S. Federal Trade Commission ("FTC"), the U.S. Department of Housing and Urban Development ("HUD"), various investors, non-agency securitization trustees and others subject us to periodic reviews and audits. A determination of our failure to comply with applicable law could lead to enforcement action, administrative fines and penalties, or other administrative action.

If we are unable to comply with TRID rules, our business and operations could be materially and adversely affected and our plans to expand our lending business could be adversely impacted.

        The CFPB implemented loan disclosure requirements, effective in October 2015, to combine and amend certain TILA and RESPA disclosures. The TRID rules significantly changed consumer facing disclosure rules and added certain waiting periods to allow consumers time to shop for and consider the loan terms after receiving the required disclosures. If we fail to comply with the TRID rules, we may be unable to sell loans that we originate or purchase, or we may be required to sell such loans at a discount compared to other loans. We could also be subject to repurchase or indemnification claims from purchasers of such loans, including the GSEs.

        As regulatory guidance and enforcement and the views of the GSEs and other market participants evolve, we may need to modify further our loan origination processes and systems in order to adjust to evolution in the regulatory landscape and successfully operate our lending business. In such circumstances, if we are unable to make the necessary adjustments, our business and operations could be adversely affected and we may not be able to execute on our plans to grow our lending business.

Material changes to the laws, regulations or practices applicable to reverse mortgage programs operated by FHA and HUD could adversely affect our reverse mortgage business.

        The reverse mortgage industry is largely dependent upon the FHA and HUD, and there can be no guarantee that these entities will continue to participate in the reverse mortgage industry or that they will not make material changes to the laws, regulations, rules or practices applicable to reverse mortgage programs. The vast majority of reverse mortgage loan products we originate through our subsidiary, One Reverse Mortgage LLC, are Home Equity Conversion Mortgages ("HECM"), an FHA-insured loan that must comply with the FHA's and other regulatory requirements. One Reverse Mortgage LLC also originates non-HECM reverse mortgage products, for which there is a limited secondary market. The FHA regulations governing the HECM product have changed from time to time. For example, on September 3, 2013, the FHA announced changes to the HECM program, pursuant to authority under the Reverse Mortgage Stabilization Act. The changes impact initial mortgage insurance premiums and principal limit factors, impose restrictions on the amount of funds that senior borrowers may draw down at closing and during the first 12 months after closing and require a financial assessment for all HECM borrowers to ensure they have the capacity and willingness to meet their financial obligations and the terms of the reverse mortgage. In addition, the changes require borrowers to set aside a portion of the loan proceeds they receive at closing (or withhold a portion of monthly loan disbursements) for the payment of property taxes and homeowners insurance based on the results of the financial assessment. The FHA also amended or clarified requirements related to HECMs through a series of issuances in 2014, including three

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Mortgagee Letters issued in June of 2014. The new requirements relate to advertising, restrictions on loan provisions, limitations on payment methods, new underwriting requirements, revised principal limits, revised financial assessment and property charge requirements and the treatment of non-borrowing spouses. The FHA has continued to issue additional guidance aimed at strengthening the HECM program. Most recently, the FHA issued a Mortgagee Letter changing initial and annual mortgage insurance premium rates and the principal limit factors for all HECMs. Our reverse mortgage business is also subject to state statutory and regulatory requirements including, but not limited to, licensing requirements, required disclosures and permissible fees. It is unclear how the various new requirements, including the financial assessment requirement, will impact our reverse mortgage business. We continue to evaluate our reverse mortgage business and the future loan production remains uncertain.

If we do not obtain and maintain the appropriate state licenses, we will not be allowed to originate or service loans in some states, which would adversely affect our operations.

        Our operations are subject to regulation, supervision and licensing under various federal, state and local statutes, ordinances and regulations. In most states in which we operate, a regulatory agency regulates and enforces laws relating to loan servicing companies and loan origination companies such as us. These rules and regulations generally provide for licensing as a loan servicing company, loan origination company, loan marketing company, debt collection agency or third-party default specialist, as applicable, requirements as to the form and content of contracts and other documentation, licensing of employees and employee hiring background checks, restrictions on collection practices, disclosure and record-keeping requirements and enforcement of borrowers' rights. In most states, we are subject to periodic examination by state regulatory authorities. Some states in which we operate require special licensing or provide extensive regulation of our business.

        Similarly, due to the geographic scope of our operations and the nature of the services our Rocket Homes business provides, we may be required to obtain and maintain additional real estate brokerage licenses in certain states where we operate. Because its lender clients are in multiple states, Amrock is required to obtain and maintain various licenses, for its title agents, providers of appraisal management services, abstracters, and escrow and closing personnel. Some states, such as California, require Amrock to obtain entity or agency licensure, while other states require insurance agents or insurance producers to be licensed individually. There are also states that require both licensures. Many state licenses are perpetual, but licensees must take some periodic actions to keep the license in good standing.

        If we enter new markets, we may be required to comply with new laws, regulations and licensing requirements. As part of licensing requirements, we are typically required to designate individual licensees of record. We cannot ensure that we are, and will always remain, in full compliance with all real estate licensing laws and regulations, and we may be subject to fines or penalties, including license revocation, for any non-compliance. If in the future a state agency were to determine that we are required to obtain additional licenses in that state in order to transact business, or if we lose an existing license or are otherwise found to be in violation of a law or regulation, our business operations in that state may be suspended until we obtain the license or otherwise remedy the compliance issue.

        We may not be able to maintain all requisite licenses and permits, and the failure to satisfy those and other regulatory requirements could restrict our ability to broker, originate, purchase, sell or service loans. In addition, our failure to satisfy any such requirements relating to servicing of loans could result in a default under our servicing agreements and have a material adverse effect on our operations. Those states that currently do not provide extensive regulation of our business may later choose to do so, and if such states so act, we may not be able to obtain or maintain all requisite licenses and permits. The failure to satisfy those and other regulatory requirements could

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

limit our ability to broker, originate, purchase, sell or service loans in a certain state, or could result in a default under our financing and servicing agreements and have a material adverse effect on our operations. Furthermore, the adoption of additional, or the revision of existing, rules and regulations could have a detrimental effect on our business.

The executive, legislative and regulatory reaction to COVID-19, including the passage of the CARES Act, poses new and quickly evolving compliance obligations on our business, and we may experience unfavorable changes in or failure to comply with existing or future regulations and laws adopted in response to COVID-19.

        Due to the unprecedented pause of major sectors of the U.S. economy from COVID-19, numerous states and the federal government adopted measures requiring mortgage servicers to work with consumers negatively impacted by COVID-19. The CARES Act imposes several new compliance obligations on our mortgage servicing activities, including, but not limited to mandatory forbearance offerings, altered credit reporting obligations, and moratoriums on foreclosure actions and late fee assessments. Many states have taken similar measures to provide mortgage payment and other relief to consumers, which create additional complexity around our mortgage servicing compliance activities.

        With the urgency to help consumers, the expedient passage of the CARES Act increases the likelihood of unintended consequences from the legislation. An example of such unintended consequences is the liquidity pressure placed on mortgage servicers given our contractual obligation to continue to advance payments to investors on loans in forbearance where consumers are not making their typical monthly mortgage payments. Moreover, certain provisions of the CARES Act are subject to interpretation given the existing ambiguities in the legislation, which creates class action and other litigation risk.

        Although much of the executive, legislative and regulatory actions stemming from COVID-19 are servicing-centric, regulators are adjusting compliance obligations impacting our mortgage origination activities. Many states have adopted temporary measures allowing for otherwise prohibited remote mortgage loan origination activities. While these temporary measures allow us to continue to do business remotely, they impose notice, procedural, and other compliance obligations on our origination activity.

        Federal, state, and local executive, legislative and regulatory responses to COVID-19 are rapidly evolving, not consistent in scope or application, and subject to change without advance notice. Such efforts may impose additional compliance obligations, which may negatively impact our mortgage origination and servicing business. Any additional legal or regulatory responses to COVID-19 may unfavorably restrict our business operations, alter our established business practices, and otherwise raise our compliance costs.

We are subject to laws and regulations regarding our use of telemarketing; a failure to comply with such laws, including the TCPA could increase our operating costs and adversely impact our business.

        We engage in outbound telephone and text communications with consumers, and accordingly must comply with a number of laws and regulations that govern said communications and the use of automatic telephone dialing systems ("ATDS"), including the TCPA and Telemarketing Sales Rules. The U.S. Federal Communications Commission ("FCC") and the FTC have responsibility for regulating various aspects of these laws. Among other requirements, the TCPA requires us to obtain prior express written consent for certain telemarketing calls and to adhere to "do-not-call" registry requirements which, in part, mandate we maintain and regularly update lists of consumers who have chosen not to be called and restrict calls to consumers who are on the national do-not-call list. Many

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

states have similar consumer protection laws regulating telemarketing. These laws limit our ability to communicate with consumers and reduce the effectiveness of our marketing programs. The TCPA does not distinguish between voice and data, and, as such, SMS/MMS messages are also "calls" for the purpose of TCPA obligations and restrictions.

        For violations of the TCPA, the law provides for a private right of action under which a plaintiff may recover monetary damages of $500 for each call or text made in violation of the prohibitions on calls made using an "artificial or pre-recorded voice" or an ATDS. A court may treble the amount of damages upon a finding of a "willful or knowing" violation. There is no statutory cap on maximum aggregate exposure (although some courts have applied in TCPA class actions constitutional limits on excessive penalties). An action may be brought by the FCC, a state attorney general, an individual, or a class of individuals. Like other companies that rely on telephone and text communications, we are regularly subject to putative class action suits alleging violations of the TCPA. To date, no such class has been certified. If in the future we are found to have violated the TCPA, the amount of damages and potential liability could be extensive and adversely impact our business. Accordingly, were such a class certified or if we are unable to successfully defend such a suit, as we have in the past, then TCPA damages could have a material adverse effect on our results of operations and financial condition. For a discussion of current putative class actions under the TCPA, see "Business—Legal and Regulatory Proceedings."

If new laws and regulations lengthen foreclosure times or introduce new regulatory requirements regarding foreclosure procedures, our operating costs could increase and we could be subject to regulatory action.

        When a mortgage loan we service is in foreclosure, we are generally required to continue to advance delinquent principal and interest to the securitization trust and to make advances for delinquent taxes and insurance and foreclosure costs and the upkeep of vacant property in foreclosure to the extent that we determine that such amounts are recoverable. These servicing advances are generally recovered when the delinquency is resolved. Regulatory actions that lengthen the foreclosure process will increase the amount of servicing advances that we are required to make, lengthen the time it takes for us to be reimbursed for such advances and increase the costs incurred during the foreclosure process.

        The CARES Act paused all foreclosures until May 17, 2020. Many state governors issued orders, directives, guidance or recommendations halting foreclosure activity including evictions. This will increase our operating costs, extend the time we advance for delinquent taxes and insurance and could delay our ability to seek reimbursement from the investor to recoup some or all of the advances.

        Increased regulatory scrutiny and new laws and procedures could cause us to adopt additional compliance measures and incur additional compliance costs in connection with our foreclosure processes. We may incur legal and other costs responding to regulatory inquiries or any allegation that we improperly foreclosed on a client. We could also suffer reputational damage and could be fined or otherwise penalized if we are found to have breached regulatory requirements.

Our servicing policies and procedures are subject to examination by our regulators, and the results of these examinations may be detrimental to our business.

        As a loan servicer, we are examined for compliance with U.S. federal, state and local laws, rules and guidelines by numerous regulatory agencies. It is possible that any of these regulators will inquire about our servicing practices, policies or procedures and require us to revise them in the future. The occurrence of one or more of the foregoing events or a determination by any court or regulatory agency that our servicing policies and procedures do not comply with applicable law could

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

lead to downgrades by one or more rating agencies, a transfer of our servicing responsibilities, increased delinquencies on mortgage loans we service or any combination of these events. Such a determination could also require us to modify our servicing standards.

Regulatory agencies and consumer advocacy groups are becoming more aggressive in asserting claims that the practices of lenders and loan servicers result in a disparate impact on protected classes.

        Antidiscrimination statutes, such as the FHA and the Equal Credit Opportunity Act, prohibit creditors from discriminating against loan applicants and borrowers based on certain characteristics, such as race, religion and national origin. Various federal regulatory agencies and departments, including the DOJ and CFPB, take the position that these laws apply not only to intentional discrimination, but also to neutral practices that have a disparate impact on a group that shares a characteristic that a creditor may not consider in making credit decisions (i.e., creditor or servicing practices that have a disproportionate negative affect on a protected class of individuals).

        These regulatory agencies, as well as consumer advocacy groups and plaintiffs' attorneys, are focusing greater attention on "disparate impact" claims. The U.S. Supreme Court recently confirmed that the "disparate impact" theory applies to cases brought under the FHA, while emphasizing that a causal relationship must be shown between a specific policy of the defendant and a discriminatory result that is not justified by a legitimate objective of the defendant. Although it is still unclear whether the theory applies under the Equal Credit Opportunity Act, regulatory agencies and private plaintiffs can be expected to continue to apply it to both the FHA and the Equal Credit Opportunity Act in the context of home loan lending and servicing. To extent that the "disparate impact" theory continues to apply, we may be faced with significant administrative burdens in attempting to comply and potential liability for failures to comply.

        Furthermore, many industry observers believe that the "ability to repay" rule issued by the CFPB, discussed above, will have the unintended consequence of having a disparate impact on protected classes. Specifically, it is possible that lenders that make only qualified mortgages may be exposed to discrimination claims under a disparate impact theory.

        In addition to reputational harm, violations of the Equal Credit Opportunity Act and the FHA can result in actual damages, punitive damages, injunctive or equitable relief, attorneys' fees and civil money penalties.

Government regulation of the internet and other aspects of our business is evolving, and we may experience unfavorable changes in or failure to comply with existing or future regulations and laws.

        We are subject to a number of regulations and laws that apply generally to businesses, as well as regulations and laws specifically governing the internet and the marketing over the internet. Existing and future regulations and laws may impede the growth and availability of the internet and online services and may limit our ability to operate our business. These laws and regulations, which continue to evolve, cover privacy and data protection, data security, pricing, content, copyrights, distribution, mobile and other communications, advertising practices, electronic contracts, consumer protections, the provision of online payment services, unencumbered internet access to our services, the design and operation of websites and the characteristics and quality of offerings online. We cannot guarantee that we have been or will be fully compliant in every jurisdiction, as it is not entirely clear how existing laws and regulations governing issues such as property ownership, consumer protection, libel and personal privacy apply or will be enforced with respect to the internet and e-commerce, as many of these laws were adopted prior to the advent of the internet and do not contemplate or address the unique issues they raise. Moreover, increasing regulation and

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

enforcement efforts by federal and state agencies and the prospects for private litigation claims related to our data collection, privacy policies or other e-commerce practices become more likely. In addition, the adoption of any laws or regulations, or the imposition of other legal requirements, that adversely affect our digital marketing efforts could decrease our ability to offer, or client demand for, our offerings, resulting in lower revenue. Future regulations, or changes in laws and regulations or their existing interpretations or applications, could also require us to change our business practices, raise compliance costs or other costs of doing business and materially adversely affect our business, financial condition and operating results.

Risks Related to Our Organization and Structure

We are a holding company and our principal asset after completion of this offering will be our equity interests in Holdings, and accordingly we are dependent upon distributions from Holdings to pay taxes and other expenses.

        We are a holding company and, upon completion of the reorganization transactions and this offering, our principal asset will be our ownership of Holdings. See "Organizational Structure." We have no independent means of generating revenue. As the sole managing member of Holdings, we intend to cause Holdings to make distributions to us, RHI and Dan Gilbert, the three equityholders of Holdings, in amounts sufficient to cover the taxes on their allocable share of the taxable income of Holdings, all applicable taxes payable by us, any payments we are obligated to make under the tax receivable agreement we intend to enter into as part of the reorganization transactions and other costs or expenses. However, certain laws and regulations may result in restrictions on Holdings' ability to make distributions to us or the ability of Holdings' subsidiaries to make distributions to it.

        To the extent that we need funds and Holdings or its subsidiaries are restricted from making such distributions, we may not be able to obtain such funds on terms acceptable to us or at all and as a result could suffer an adverse effect on our liquidity and financial condition.

In certain circumstances, Holdings will be required to make distributions to us, RHI and Dan Gilbert, and the distributions that Holdings will be required to make may be substantial and in excess of our tax liabilities and obligations under the tax receivable agreement. To the extent we do not distribute such excess cash, RHI and Dan Gilbert would benefit from any value attributable to such cash balances as a result of their ownership of Class B common stock (or Class A common stock, as applicable) following an exchange of their Holdings Units and corresponding shares of common stock.

        Holdings will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to us, RHI and Dan Gilbert, as holders of Holdings Units. See "Certain Relationships and Related Party Transactions—Limited Liability Company Agreement of RKT Holdings, LLC." Accordingly, we will incur income taxes on our allocable share of any net taxable income of Holdings. Under the limited liability company agreement of Holdings (the "Holdings LLC Agreement"), Holdings will generally be required from time to time to make pro rata distributions in cash to its equityholders, RHI, Dan Gilbert and us, in amounts sufficient to cover the taxes on their allocable share of the taxable income of Holdings. As a result of (i) potential non pro rata allocations of net taxable income allocable to us, RHI and Dan Gilbert, (ii) the lower tax rate applicable to corporations as compared to individuals and (iii) the favorable tax benefits that we anticipate receiving from (a) the exchange of Holdings Units and corresponding shares of Class D common stock or Class C common stock and future purchases of Holdings Units (along with corresponding shares of Class D common stock or Class C common stock) from RHI and Dan Gilbert and (b) payments under the tax receivable agreement, we expect that these tax distributions will be in amounts that exceed our tax liabilities and obligations to make payments under the tax receivable

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

agreement. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, any potential dividends, stock buybacks, the payment obligations under the tax receivable agreement and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. No adjustments to the exchange ratio for Holdings Units and corresponding shares of common stock will be made as a result of (i) any cash distribution by Holdings or (ii) any cash that we retain and do not distribute to our stockholders, and in any event the ratio will remain one-to-one.

We will be controlled by RHI, an entity controlled by Dan Gilbert, whose interests may conflict with our interests and the interests of other stockholders.

        After giving effect to the reorganization transactions and this offering, RHI, an entity controlled by Dan Gilbert, our founder and Chairman, will hold             % of our issued and outstanding Class D common stock after this offering and will control 79% of the combined voting power of our common stock. As a result, RHI will be able to control any action requiring the general approval of our stockholders as long as it owns at least 10% of our issued and outstanding common stock, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws and the approval of any merger or sale of substantially all of our assets. So long as RHI continues to directly or indirectly own a significant amount of our equity, even if such amount is less than a majority of the combined voting power of our common stock, RHI will continue to be able to substantially influence the outcome of votes on all matters requiring approval by the stockholders, including our ability to enter into certain corporate transactions. The interests of RHI could conflict with or differ from our interests or the interests of our other stockholders. For example, the concentration of ownership held by RHI could delay, defer or prevent a change of control of our Company or impede a merger, takeover or other business combination that may otherwise be favorable for us.

We will share our Chief Executive Officer and certain directors with RHI, our Chief Executive Officer will not devote his full time and attention to our affairs, and the overlap may give rise to conflicts.

        Following the completion of our initial public offering, our Chief Executive Officer, Jay Farner, will also continue to serve as Chief Executive Officer of RHI. Although we expect that Jay will devote a majority of his time to the business of the Company, he will not be able to devote his full time, effort and attention to the Company's affairs. In addition, after the completion of our initial public offering, our Chief Executive Officer, our other executive officers and the directors affiliated with RHI will continue to own equity interests in RHI. Furthermore, immediately following the completion of our initial public offering, four members of our board of directors (Dan Gilbert, Jennifer Gilbert, Matthew Rizik and Jay Farner) will also be directors and, in the case of Jay and Matthew, officers of RHI. The overlap and the ownership of RHI equity interests may lead to actual or apparent conflicts of interest with respect to matters involving or affecting our Company and RHI and its affiliates other than the Company and its subsidiaries (collectively, RHI and its affiliates other than the Company and its subsidiaries, the "RHI Affiliated Entities"). For example, there will be a potential for a conflict of interest if there are issues or disputes under the commercial arrangements that will exist between us and the RHI Affiliated Entities or if we or one of the RHI Affiliated Entities look at acquisition or investment opportunities that may be suitable for both companies. See "Certain Relationships and Related Party Transactions" for more information on the transactions and relationships between the Company and the RHI Affiliated Entities and certain policies concerning related party transactions that we will adopt following the completion of this offering.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Our certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities.

        Our certificate of incorporation will provide that no RHI Affiliated Entity nor any officer, director, member, partner or employee of any RHI Affiliated Entity (each, an "RHI Party") will have any duty to refrain from engaging in the same or similar business activities or lines of business, doing business with any of our clients or suppliers or employing or otherwise engaging or soliciting for employment any of our directors, officers or employees. Our certificate of incorporation will provide that, to the fullest extent permitted by applicable law, we renounce our right to certain business opportunities, and that each RHI party has no duty to communicate or offer such business opportunity to us and is not liable to us or any of our stockholders for breach of any fiduciary or other duty under statutory or common law, as a director, officer or controlling stockholder, or otherwise, by reason of the fact that any such individual pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to us. The Exchange Agreement will provide that these provisions of our certificate of incorporation may not be amended without RHI's consent for so long as RHI holds any Holdings Units. See "Certain Relationships and Related Party Transactions—Exchange Agreement." These provisions of our certificate of incorporation create the possibility that a corporate opportunity of ours may be used for the benefit of the RHI Affiliated Entities.

We are a "controlled company" within the meaning of the Exchange rules and, as a result, qualify for and intend to rely on exemptions from certain corporate governance requirements.

        After giving effect to the reorganization transactions and the closing of this offering, RHI will continue to control a majority of the voting power of our outstanding voting stock, and, as a result, we will be a controlled company within the meaning of the Exchange rules. Under the Exchange rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that:

  •
  a majority of the board of directors consist of independent directors;

  •
  the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  the compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

        These requirements will not apply to us as long as we remain a controlled company. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Exchange.

We are required to pay RHI and Dan Gilbert for certain tax benefits we may claim, and the amounts we may pay could be significant.

        We intend to enter into a tax receivable agreement with RHI and Dan Gilbert that will provide for the payment by us to RHI and Dan Gilbert (or their transferees of Holdings Units or other assignees) of 90% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize (computed using simplifying assumptions to address the impact of state and local taxes) as a result of (i) certain increases in our allocable share of the tax basis in Holdings' assets resulting from (a) the purchases of Holdings Units (along with the corresponding shares of our Class D common stock or Class C common stock) from RHI and Dan Gilbert (or their transferees of Holdings Units or other assignees) using the net proceeds from this offering or in any

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

future offering, (b) exchanges by RHI and Dan Gilbert (or their transferees of Holdings Units or other assignees) of Holdings Units (along with the corresponding shares of our Class D common stock or Class C common stock) for cash or shares of our Class B common stock or Class A common stock, as applicable, or (c) payments under the tax receivable agreement; (ii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreement and (iii) disproportionate allocations (if any) of tax benefits to Holdings as a result of section 704(c) of the Internal Revenue Code of 1986, as amended (the "Code") that relate to the reorganization transaction. The tax receivable agreement will make certain simplifying assumptions regarding the determination of the cash savings that we realize or are deemed to realize from the covered tax attributes, which may result in payments pursuant to the tax receivable agreement in excess of those that would result if such assumptions were not made.

        The actual tax benefit, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including, among others, the timing of exchanges by or purchases from RHI and Dan Gilbert, the price of our Class A common stock at the time of the exchanges or purchases, the extent to which such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable, and the portion of our payments under the tax receivable agreement constituting imputed interest.

        Future payments under the tax receivable agreement could be substantial. Assuming that all Holdings Units eligible to be exchanged for cash or Class A common stock would be exchanged for Class A common stock by RHI and Dan Gilbert at the time of the offering and that we will have sufficient taxable income to utilize all of the tax attributes covered by the tax receivable agreement when they are first available to be utilized under applicable law, we estimate that payments to RHI and Dan Gilbert under the tax receivable agreement would aggregate to approximately $          million over the next 20 years and for yearly payments over that time to range between approximately $          million to $          million per year, based on an assumed public offering price of $         (the high point of the estimated public offering price range set forth on the cover page of this prospectus). The payments under the tax receivable agreement are not conditioned upon RHI's or Dan Gilbert's continued ownership of us.

        In addition, RHI and Dan Gilbert (or their transferees or other assignees) will not reimburse us for any payments previously made if any covered tax benefits are subsequently disallowed, except that any excess payments made to RHI or Dan Gilbert (or such holder's transferees or assignees) will be netted against future payments that would otherwise be made under the tax receivable agreement with RHI and Dan Gilbert, if any, after our determination of such excess. We could make payments to RHI and Dan Gilbert under the tax receivable agreement that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity.

        In addition, the tax receivable agreement will provide that in the case of a change in control of the Company or a material breach of our obligations under the tax receivable agreement, we will be required to make a payment to RHI and Dan Gilbert in an amount equal to the present value of future payments (calculated using a discount rate equal to the lesser of 6.50% or LIBOR plus 100 basis points, which may differ from our, or a potential acquirer's, then-current cost of capital) under the tax receivable agreement, which payment would be based on certain assumptions, including those relating to our future taxable income. For additional discussion of LIBOR, see "—Risks Related to Our Business—We are exposed to volatility in LIBOR, which can result in higher than market interest rates and may have a detrimental effect on our business." In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our, or a potential acquirer's, liquidity and could have the effect of delaying, deferring, modifying or preventing certain mergers, asset sales, other forms of business combinations or other changes of control.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

These provisions of the tax receivable agreement may result in situations where RHI and Dan Gilbert have interests that differ from or are in addition to those of our other stockholders. In addition, we could be required to make payments under the tax receivable agreement that are substantial, significantly in advance of any potential actual realization of such further tax benefits, and in excess of our, or a potential acquirer's, actual cash savings in income tax.

        Finally, because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreement is dependent on the ability of our subsidiaries to make distributions to us. Our debt agreements restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the tax receivable agreement. To the extent that we are unable to make payments under the tax receivable agreement as a result of restrictions in our debt agreements, such payments will be deferred and will accrue interest until paid, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.

Risks Related to this Offering and our Class A Common Stock

No public market currently exists for our Class A common stock, and there can be no assurance that an active public market for our Class A common stock will develop.

        Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price for our Class A common stock will be determined through negotiations between us and the representatives of the underwriters and may not be indicative of the market price of our Class A common stock after this offering. If you purchase shares of our Class A common stock, you may not be able to resell those shares of Class A common stock at or above the initial public offering price. We cannot predict the extent to which investor interest in our Class A common stock will lead to the development of an active trading market on the Exchange or otherwise or how liquid that market might become. If an active public market for our Class A common stock does not develop, or is not sustained, it may be difficult for you to sell your Class A common stock at a price that is attractive to you or at all.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress the price of our Class A common stock.

        Additional sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that such sales may occur, could have an adverse effect on our stock price and could impair our ability to raise capital through the sale of additional stock. In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our common stock. Issuing additional shares of our Class A common stock, Class B common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our Class A common stock or both. Issuing additional shares of our Class C common stock or Class D common stock, when issued with corresponding Holdings Units, may also dilute the economic and voting rights of our existing stockholders or reduce the market price of our Class A common stock or both.

        Upon the completion of this offering, we will have             shares of Class A common stock issued and outstanding (or             shares of Class A common stock if the underwriters exercise their option to purchase additional shares) based on an assumed initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). In addition,              shares of Class A common stock may be issued upon the exercise of the exchange and/or conversion rights described elsewhere in this prospectus. The Class A common stock offered hereby will be freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for any Class A common stock that may be

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

held or acquired by our directors, executive officers and other affiliates (as that term is defined in the Securities Act), which will be restricted securities under the Securities Act. The shares of Class A common stock not being offered hereby or issuable upon the exercise of the exchange and/or conversion rights as described above will be restricted securities. Restricted securities may not be sold in the public market unless they are registered under the Securities Act or an exemption from registration is available.

        We and each of our executive officers and directors and all of our other existing equityholders have agreed with the underwriters that for a period of 180 days after the date of this prospectus, we and they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any of our Class A common stock, or any options or warrants to purchase any of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock, subject to specified exceptions. The representatives of the underwriters may, in their discretion, at any time without prior notice, release all or any portion of the Class A common stock from the restrictions in any such agreement. See "Underwriting" for more information. After the lock-up agreements expire, up to an additional             shares of Class A common stock may be sold by these equityholders in the public market either in a registered offering or pursuant to an exemption from registration, such as Rule 144 promulgated under the Securities Act ("Rule 144"). See "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling Class A common stock after this offering.

        We intend to file a registration statement under the Securities Act registering             shares of our Class A common stock reserved for issuance under the 2020 Management Incentive Plan. We have entered into a Registration Rights Agreement pursuant to which we have granted demand and piggyback registration rights to RHI and Dan Gilbert. See "Shares Eligible for Future Sale" for a more detailed description of the shares that will be available for future sale upon completion of this offering.

The price of our Class A common stock may be volatile, and you may be unable to resell your Class A common stock at or above the initial public offering price or at all.

        After this offering, the market price for our Class A common stock is likely to be volatile, in part, because our Class A common stock has not previously been traded publicly. In addition, the market price for our Class A common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including, among others:

  •
  our reliance on our loan funding facilities to fund mortgage loans and otherwise operate our business;

  •
  our ability to sell loans in the secondary market to a limited number of investors and to the GSEs (Fannie Mae and Freddie Mac), and to securitize our loans into MBS through the GSEs and Ginnie Mae and through our subsidiary, Woodward Capital Management LLC;

  •
  disruptions in the secondary home loan market, including the MBS market;

  •
  changes in the GSEs, FHA, USDA and VA guidelines or GSE and Ginnie Mae guarantees;

  •
  our ability to maintain or grow our servicing business;

  •
  intense competition in the markets we serve;

  •
  failure to accurately predict the demand or growth of new financial products and services that we are developing;

  •
  fluctuations in quarterly revenue and operating results, as well as differences between our actual financial and operating results and those expected by investors;

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

  •
  the public's response to press releases or other public announcements by us or third parties, including our filings with the SEC;

  •
  announcements relating to litigation;

  •
  guidance, if any, that we provide to the public, any changes in such guidance or our failure to meet such guidance;

  •
  changes in financial estimates or ratings by any securities analysts who follow our Class A common stock, our failure to meet such estimates or failure of those analysts to initiate or maintain coverage of our Class A common stock;

  •
  the development and sustainability of an active trading market for our Class A common stock;

  •
  investor perceptions of the investment opportunity associated with our Class A common stock relative to other investment alternatives;

  •
  the inclusion, exclusion or deletion of our Class A stock from any trading indices;

  •
  future sales of our Class A common stock by our officers, directors and significant stockholders;

  •
  other events or factors, including those resulting from system failures and disruptions, hurricanes, wars, acts of terrorism, other natural disasters or responses to such events;

  •
  price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole; and

  •
  changes in accounting principles.

        These and other factors may lower the market price of our Class A common stock, regardless of our actual operating performance. As a result, our Class A common stock may trade at prices significantly below the initial public offering price.

        In addition, the stock markets, including the Exchange, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

If you invest in our Class A common stock, you will experience dilution to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock.

        Purchasers of our Class A common stock in this offering will experience immediate and substantial dilution in net tangible book value per share to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock. After giving effect to the reorganization transactions, the estimated impact of the tax receivable agreement, this offering and the application of the net proceeds from this offering, on a fully exchanged and converted basis, our pro forma net tangible book value would have been approximately $          million, or $         per share, representing an immediate increase in net tangible book value of $         per share to existing equityholders and an immediate dilution in net tangible book value of $         per share to new investors in this offering. For a further description of the dilution that you will experience immediately after the closing of this offering, see "Dilution."

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

We do not expect to pay any cash dividends for the foreseeable future.

        We currently expect to retain all of our future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future following the completion of this offering. The declaration and payment of future dividends to holders of our Class A common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, tax obligations, restrictions in our debt instruments and other factors deemed relevant by our board of directors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for more information on the restrictions our debt agreements impose on our ability to declare and pay cash dividends. As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under future indebtedness that we or they may incur.

If we are unable to effectively implement or maintain a system of internal control over financial reporting, we may not be able to accurately or timely report our financial results and our stock price could be adversely affected.

        Section 404 of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") requires us to evaluate the effectiveness of our internal control over financial reporting as of the end of each fiscal year, include a management report assessing the effectiveness of our internal control over financial reporting, and include a report issued by our independent registered public accounting firm on that assessment, in each case, beginning with our Annual Report on Form 10-K for the year ending December 31, 2021. We may identify weaknesses or deficiencies that we may be unable to remedy before the requisite deadline for those reports. Our ability to comply with the annual internal control report requirements will depend on the effectiveness of our financial reporting and data systems and controls across the Company. We expect these systems and controls to involve significant expenditures and to become increasingly complex as our business grows. To effectively manage this complexity, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Any weaknesses or deficiencies or any failure to implement required new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm our operating results and cause us to fail to meet our financial reporting obligations or result in material misstatements in our financial statements, which could adversely affect our business and reduce our stock price.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us or our business, the price of our Class A common stock and trading volume could decline.

        The trading market for our Class A common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of the Company, the trading price for our Class A common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover us downgrades our Class A common stock or publishes inaccurate or unfavorable research about us or our business, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which could cause our stock price and trading volume to decline. In addition, if our operating results fail to meet the expectations of securities analysts, our stock price would likely decline.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.

        Provisions of our certificate of incorporation and our bylaws may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our board of directors. These provisions include:

  •
  having a dual class common stock structure, which provides RHI with the ability to control the outcome of matters requiring stockholder approval, even if it beneficially owns significantly less than a majority of the shares of our outstanding common stock;

  •
  having a classified board of directors;

  •
  providing that, when the RHI Affiliated Entities and permitted transferees (collectively, the "RHI Parties") beneficially own less than a majority of the combined voting power of the common stock, a director may only be removed with cause by the affirmative vote of 75% of the combined voting power of our common stock;

  •
  providing that, when the RHI Parties beneficially own less than a majority of the combined voting power of our common stock, vacancies on our board of directors, whether resulting from an increase in the number of directors or the death, removal or resignation of a director, will be filled only by our board of directors and not by stockholders;

  •
  providing that, when the RHI Parties beneficially own less than a majority of the combined voting power of our common stock, certain amendments to our certificate of incorporation or amendments to our bylaws will require the approval of 75% of the combined voting power of our common stock;

  •
  prohibiting stockholders from calling a special meeting of stockholders;

  •
  authorizing stockholders to act by written consent only until the RHI Parties cease to beneficially own a majority of the combined voting power of our common stock;

  •
  establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings;

  •
  authorizing "blank check" preferred stock, the terms and issuance of which can be determined by our board of directors without any need for action by stockholders; and

  •
  providing that the decision to transfer our corporate headquarters outside of Detroit, Michigan will require the approval of 75% of the combined voting power of our common stock.

        Additionally, Section 203 of the Delaware General Corporation Law (the "DGCL") prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, unless the business combination is approved in a prescribed manner. An interested stockholder includes a person, individually or together with any other interested stockholder, who within the last three years has owned 15% of our voting stock. We will opt out of Section 203 of the DGCL, but our certificate of incorporation will include a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder. Such restrictions, however, do not apply to any business combination between RHI, any direct or indirect equityholder of RHI or any person that acquires (other than in connection with a registered public offering) our voting stock from RHI or any of its affiliates or successors or any "group," or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act and who is designated in writing by RHI as an "RHI Transferee", on the one hand, and us, on the other.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        Until the RHI Parties cease to beneficially own at least 50% of the voting power of our common stock, RHI will be able to control all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and certain corporate transactions. Together, these provisions of our certificate of incorporation and bylaws could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our Class A common stock. Furthermore, the existence of the foregoing provisions, as well as the significant Class A common stock beneficially owned by RHI, could limit the price that investors might be willing to pay in the future for shares of our Class A common stock. They could also deter potential acquirers of us, thereby reducing the likelihood that you could receive a premium for your Class A common stock in an acquisition.

The provision of our certificate of incorporation requiring exclusive forum in certain courts in the State of Michigan or the State of Delaware or the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

        Our certificate of incorporation will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or stockholders to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our certificate of incorporation or our bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Third Judicial Circuit, Wayne County, Michigan (or, if the Third Judicial Circuit, Wayne County, Michigan lacks jurisdiction over such action or proceeding, then another state court of the State of Michigan or, if no state court of the State of Michigan has jurisdiction, the United States District Court for the Eastern District of Michigan) or the Court of Chancery of the State of Delaware (or if the Court of Chancery of the State of Delaware lacks jurisdiction, any other state court of the State of Delaware, or if no state court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware), unless we consent in writing to the selection of an alternative forum. The foregoing provision will not apply to claims arising under the Securities Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act") or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Additionally, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. Further, in the event a court finds either exclusive forum provision contained in our certificate of incorporation to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Transformation into a public company may increase our costs and disrupt the regular operations of our business.

        We have historically operated as a privately owned company, and we have incurred, and expect to in the future incur, significant additional legal, accounting, reporting and other expenses as a result of having publicly traded common stock, including, but not limited to, increased costs related to auditor fees, legal fees, directors' fees, directors and officers insurance, investor relations and various other costs. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Exchange Act, Sarbanes-Oxley and the Dodd-Frank

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Act, as well as rules implemented by the SEC and the Exchange. Compliance with these rules and regulations will make some activities more difficult, time-consuming, or costly, and increase demand, and as a result may place a strain, on our systems and resources. Moreover, the additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities. Furthermore, because we have not operated as a company with publicly traded common stock in the past, we might not be successful in implementing these requirements.

        In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us, which could have an adverse effect on our business, financial condition and results of operations.

The dual class structure of our common stock may adversely affect the trading market for our Class A common stock.

        In July 2017, S&P Dow Jones and FTSE Russell announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, including the Russell 2000, the S&P 500, the S&P MidCap 400 and the S&P SmallCap 600, to exclude companies with multiple classes of shares of common stock from being added to these indices. As a result, our dual class capital structure would make us ineligible for inclusion in any of these indices, and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our stock. Furthermore, we cannot assure you that other stock indices will not take a similar approach to S&P Dow Jones or FTSE Russell in the future. Exclusion from indices could make our Class A common stock less attractive to investors and, as a result, the market price of our Class A common stock could be adversely affected.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements, which involve risks and uncertainties. These forward-looking statements are generally identified by the use of forward-looking terminology, including the terms "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," "would" and, in each case, their negative or other various or comparable terminology. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and include, among other things, statements relating to:

  •
  our strategy, outlook and growth prospects;

  •
  our operational and financial targets and dividend policy;

  •
  general economic trends and trends in the industry and markets; and

  •
  the competitive environment in which we operate.

        These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our results to vary from expectations include, but are not limited to:

  •
  the unique challenges posed to our business by the COVID-19 pandemic and the effects of the pandemic on our ability to originate mortgages, our servicing operations, our liquidity and our employees;

  •
  disruption of our business due to technology failures, including a failure in our operational or security systems or infrastructure, or those of third parties;

  •
  our ability to adapt and to implement technological changes;

  •
  our inability to connect with consumers through internet search engines and app market places;

  •
  cyberattacks and other data and security breaches;

  •
  our inability to make technological improvements quickly;

  •
  our use of software, hardware and services that may be difficult to replace;

  •
  failure to comply with the terms of one or more of the open source licenses that some aspects of our platform is dependent on;

  •
  our inability to adequately obtain, maintain, protect and enforce our intellectual property and potential intellectual property disputes related to our use of the intellectual property of third parties;

  •
  the potential termination of the license agreement between our subsidiary Quicken Loans and Intuit, Inc. governing the use of the "Quicken Loans" name and trademark;

  •
  our dependence on macroeconomic and U.S. residential real estate market conditions;

  •
  changes in U.S. monetary policies that affect interest rates;

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

  •
  ineffective risk management efforts;

  •
  potential employment litigation and unfavorable publicity;

  •
  our inability to hire, train and retain qualified personnel to support our growth;

  •
  loss of our key management;

  •
  failure to maintain our corporate culture;

  •
  distraction of management due to acquisitions or strategic alliances;

  •
  failure to accurately predict the demand or growth of new products and services that we are developing;

  •
  the various legal actions that we are party to;

  •
  our reliance on our loan funding facilities to fund mortgage loans and otherwise operate our business;

  •
  our inability to continue to grow our loan origination business or effectively manage significant increases in our loan origination volume;

  •
  a decrease in the value of the collateral underlying certain of our loan funding facilities causing an unanticipated margin call;

  •
  our ability to sell loans in the secondary market to a limited number of investors and to the GSEs (Fannie Mae and Freddie Mac), and to securitize our loans into MBS through the GSEs and Ginnie Mae;

  •
  disruptions in the secondary home loan market, including the MBS market;

  •
  changes in the GSEs', FHA, USDA and VA guidelines or GSE and Ginnie Mae guarantees;

  •
  any changes in Fannie Mae and Freddie Mac and certain U.S. government agencies or their current roles;

  •
  delays in recovery or our inability to recover servicing advances that we are required to make;

  •
  risks associated with our counterparties potentially terminating our servicing rights and subservicing contracts;

  •
  failure to maintain the ratings assigned to us by a rating agency;

  •
  a decline in market share for our origination business, a decline in repeat clients and an inability to recapture loans from clients who refinance;

  •
  the high volatility in value, or inaccuracies in our estimates of value of our MSRs;

  •
  our ability to repurchase or substitute mortgage loans or MSRs that we have sold, or indemnify purchasers of our mortgage loans or MSRs;

  •
  intense competition in the markets we serve;

  •
  errors in the credit decisioning and scoring models that we use;

  •
  high degrees of business and financial risk associated with certain of our loans;

  •
  our ability to collect on our personal loans, which are not secured, guaranteed or insured, if a client is unwilling or unable to repay;

  •
  fraud that could result in significant losses and harm to our reputation;

  •
  the conduct of the brokers through whom we originate our wholesale home loans;

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

  •
  volatility in LIBOR;

  •
  failure of our hedging strategies to mitigate risks associated with changes in interest rates;

  •
  failure of our internal models to produce reliable and/or valid results;

  •
  failure to accurately estimate the fair value of a substantial portion of our assets;

  •
  future changes in accounting principles generally accepted in the United States;

  •
  challenges to the MERS System;

  •
  negative public opinion and damage to our reputation;

  •
  regulation of title insurance rates;

  •
  Amrock's position as an agent utilizing third party vendors for issuing a significant amount of title insurance policies;

  •
  increased risks, uncertainties, expenses and difficulties due to the relatively limited operating history of our subsidiary, Rocket Loans;

  •
  the business model of our subsidiary, Rocket Homes;

  •
  potential rise in costs related to the digital media operations of our subsidiary Core Digital Media;

  •
  our expansion into the Canadian mortgage market;

  •
  changes in tax laws;

  •
  terrorist attacks and other acts of violence or war;

  •
  earthquakes, fires, floods and other natural catastrophic events and interruption by man-made problems such as strikes;

  •
  noncompliance with an increasing and inconsistent body of complex laws and regulations, including with respect to data privacy, at the U.S. federal, state and local levels, as well as in Canada;

  •
  increased regulatory compliance burden and associated costs associated with the CFPB monitoring the loan origination and servicing sectors, and its recently issued rules;

  •
  failure to comply with applicable state law;

  •
  failure to comply with the TRID rules;

  •
  material changes to the laws, regulations or practices applicable to mortgage loan origination and servicing in general, and to reverse mortgage programs operated by FHA and HUD;

  •
  our inability to obtain and maintain the appropriate state licenses;

  •
  failure to comply with the TCPA and other laws and regulations regarding our use of telemarketing;

  •
  increased operating costs associated with any new laws, regulations regarding foreclosure procedures and timelines;

  •
  the potential for regulatory examinations or investigations of our servicing operations;

  •
  potential violations of predatory lending and/or servicing laws;

  •
  failure to comply with existing or future regulations and laws governing the internet and marketing over the internet;

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

  •
  being a holding company and relying upon distributions from Holdings to pay taxes and other expenses;

  •
  tax considerations of any distribution;

  •
  our control by RHI;

  •
  overlap of directors and an executive officer with RHI and its affiliates;

  •
  renunciation of certain corporate opportunities;

  •
  our reliance on exemptions from certain corporate governance requirements in connection to us being a "controlled company" within the meaning of the Exchange rules;

  •
  requirement to pay RHI and Dan Gilbert for certain tax benefits we may claim;

  •
  failure of an active public market for our Class A common stock developing;

  •
  future sales of our Class A common stock, or the perception in the public markets that these sales may occur;

  •
  volatility in the price of our Class A common stock;

  •
  dilution in our Class A common stock as a result of this offering;

  •
  no expectation to pay any cash dividends for the foreseeable future;

  •
  our inability to effectively implement or maintain a system of internal control over financial reporting;

  •
  securities or industry analysts not publishing research or publishing inaccurate or unfavorable research about us or our business;

  •
  our organizational documents may impede or discourage a takeover;

  •
  the provision of our certificate of incorporation requiring exclusive forum in the state courts in the State of Michigan or the State of Delaware for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers;

  •
  transformation into a public company may increase our costs and disrupt the regular operations of our business;

  •
  the dual class structure of our common stock; and

  •
  other risks, uncertainties and factors set forth in this prospectus, including those set forth under "Risk Factors."

        These forward-looking statements reflect our views with respect to future events as of the date of this prospectus and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. You should read this prospectus and the documents filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. Our forward-looking statements do not reflect the potential impact of any future acquisitions, merger, dispositions, joint ventures or investments we may undertake. We qualify all of our forward-looking statements by these cautionary statements.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

ORGANIZATIONAL STRUCTURE

Structure Prior to the Reorganization Transactions

        We and our predecessors have been in the mortgage loan origination and servicing business for 35 years. We conduct our business through Quicken Loans and its subsidiaries as well as other subsidiaries of RHI. Dan Gilbert, our founder and Chairman, is the principal stockholder of RHI.

        Prior to the commencement of the reorganization transactions, all of the outstanding equity interests of Quicken Loans, as well as all or a majority of the outstanding equity interests in our other operating subsidiaries, that historically have operated our businesses, were directly or indirectly owned by RHI.

        The following diagram depicts our organizational structure prior to the reorganization transactions. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure.

The Reorganization Transactions

        Prior to the completion of this offering, we will consummate an internal reorganization, which we refer to as the "reorganization transactions." In connection with the reorganization transactions, the following steps have or will occur:

  •
  the Issuer was incorporated in Delaware on February 26, 2020, as a wholly-owned subsidiary of RHI;

  •
  Holdings was formed in Michigan on March 6, 2020, as a wholly-owned subsidiary of RHI;

  •
  Quicken Loans Inc. converted to a Michigan limited liability company on April 15, 2020;

  •
  the Combined Businesses will make a cash distribution to RHI in an aggregate amount of $             million (the "Special Distribution");

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

  •
  in July 2020, RHI will contribute to Holdings (a) Quicken Loans, LLC and (b) the interests it holds in certain of the other Combined Businesses.

  •
  in July 2020, Dan Gilbert, our founder and Chairman, will contribute $20.0 million to Holdings and become a member of Holdings;

  •
  prior to the completion of this offering, RHI will contribute to Holdings the interests it holds in the remaining Combined Businesses. As a result, Holdings will become the direct holder of the interests of Quicken Loans and of all the Combined Businesses, which are RHI's direct and indirect subsidiaries through which RHI conducts the following businesses and activities: (i) our title insurance services, property valuations and settlement services business, (ii) our real estate agent network, (iii) our home search website, (iv) our client care center, (v) our auto sales business, (vi) our personal loan business, (vii) our support services provider, (viii) our loan securitization business, (ix) our Canadian mortgage business and (x) our Canadian technology service provider;

  •
  prior to the completion of this offering, the Issuer will become the sole managing member of Holdings;

  •
  prior to the completion of this offering, we will amend the limited liability company agreement of Holdings and provide that, among other things, all of the existing equity interests in Holdings will be reclassified into Holdings' non-voting common interest units, which we refer to as "Holdings Units." Holdings will issue              Holdings Units to RHI and Holdings Units to Dan Gilbert (assuming, in each case, an initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus));

  •
  prior to the completion of this offering, we will amend and restate our certificate of incorporation and we will be authorized to issue four classes of common stock: Class A common stock, Class B common stock, Class C common stock and Class D common stock, which we refer to collectively as our "common stock." The Class A common stock and Class C common stock will each provide holders with one vote on all matters submitted to a vote of stockholders, and the Class B common stock and Class D common stock will each provide holders with 10 votes on all matters submitted to a vote of stockholders. The holders of Class C common stock and Class D common stock will not have any of the economic rights (including rights to dividends and distributions upon liquidation) provided to holders of Class A common stock and Class B common stock. These attributes are summarized in the following table:

Class of Common Stock	Votes	Economic Rights
Class A common stock	1	Yes
Class B common stock	10	Yes
Class C common stock	1	No
Class D common stock	10	No

        Our certificate of incorporation provides that, at any time when the aggregate voting power of the outstanding common stock or preferred stock beneficially owned by RHI or any entity disregarded as separate from RHI for U.S. federal income tax purposes (the "RHI Securities") would be equal to or greater than 79% of the total voting power of our outstanding stock, the number of votes per share of each RHI Security shall be reduced such that the aggregate voting power of all of the RHI Securities is equal to 79%.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        Shares of our common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders. There will be no shares of Class B common stock and no shares of Class C common stock outstanding after the completion of this offering;

  •
  prior to the completion of this offering, we will issue RHI and Dan Gilbert a number of shares of our Class D common stock in exchange for a payment by RHI and Dan Gilbert, as applicable, of the aggregate par value of the Class D common stock received equal to the number of Holdings Units held by RHI and Dan Gilbert, as applicable;

  •
  prior to the completion of this offering, each of RHI and Dan Gilbert will be granted the right to exchange its Holdings Units, together with a corresponding number of shares of our Class D common stock or Class C common stock, for, at our option, (i) shares of our Class B common stock or Class A common stock or (ii) cash (based on the market price of our Class A common stock); and

  •
  prior to the completion of this offering, we will enter into an acquisition agreement with RHI and its direct subsidiary Amrock Holdings Inc. pursuant to which we will acquire ATI, an entity through which RHI conducts its title insurance underwriting business, for total aggregate consideration of $14.4 million that will consist of          Holdings Units and shares of Class D common stock of RHI valued at the price to the public in this offering (             Holdings Units, assuming an initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)) (such acquisition, the "ATI acquisition"). ATI's net income for the year ended December 31, 2019 was $4.7 million. The consummation of this acquisition is subject to customary closing conditions, including the receipt of regulatory approvals. We expect the ATI acquisition will close in the fourth quarter of 2020.

Effect of the Reorganization Transactions and this Offering

        The reorganization transactions are intended to create a holding company that will facilitate public ownership of, and investment in, the Company and are structured in a tax-efficient manner for our pre-IPO equityholders. Because we will manage and operate the business and control the strategic decisions and day-to-day operations of Holdings and will also have a substantial financial interest in Holdings, we will consolidate the financial results of Holdings, and a portion of our net income (loss) will be allocated to the noncontrolling interest to reflect the entitlement of RHI and Dan Gilbert to a portion of Holdings' net income (loss). In addition, because the Combined Businesses will be under the common control of RHI before and after the reorganization transactions, we will account for the reorganization transactions as a reorganization of entities under common control and will initially measure the interests of RHI in the assets and liabilities of Holdings at their carrying amounts as of the date of the completion of the reorganization transactions.

        We expect that each of RHI and Dan Gilbert may desire that its or his investment maintains its or his tax treatment as a partnership for U.S. federal income tax purposes and, therefore, will continue to hold its or his ownership interests in Holdings until such time in the future as it or he may elect to exchange its or his Holdings Units and corresponding shares of our Class D common stock or Class C common stock, for, at our option (as the sole managing member of Holdings), (a) shares of our Class B common stock or Class A common stock, as applicable, on a one-for-one basis or (b) cash (based on the market price of our Class A common stock), subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

        After the completion of this offering, based on an assumed initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we intend to use the entire aggregate amount of $              million of the net proceeds from this offering (or $              million if the underwriters exercise their option to purchase

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

additional shares in full) to acquire a number of Holdings Units and shares of Class D common stock from RHI equal to the amount of such net proceeds divided by the price paid by the underwriters for shares of our Class A common stock in this offering (             Holdings Units or, if the underwriters exercise their option to purchase additional shares in full,              Holdings Units). We do not intend to use any proceeds from this offering to acquire any Holdings Units and shares of Class D common stock from Dan Gilbert.

        We estimate that the offering expenses (other than the underwriting discounts) will be approximately $              million. All of such offering expenses will be paid for or otherwise borne by Holdings. See "Use of Proceeds" for further details.

        The following diagram depicts our organizational structure following the reorganization transactions, this offering and the application of the net proceeds from this offering, including all of the transactions described above (and no exercise of the underwriters' option to purchase additional shares). This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure:

(1)
Includes the Combined Businesses other than Quicken Loans, which are our direct and indirect subsidiaries through which we will conduct the following businesses and activities: (i) our title insurance services, property valuations and settlement services business, (ii) our real estate agent network, (iii) our home search website, (iv) our client care center, (v) our auto sales business, (vi) our personal loan business, (vii) our support services provider, (viii) our loan securitization business, (ix) our Canadian mortgage business and (x) our Canadian technology service provider. After the ATI acquisition closes, which we expect to happen in the fourth quarter of 2020, ATI will become one of our subsidiaries through which we will conduct title insurance underwriting business.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        Upon completion of the transactions described above, this offering and the application of the net proceeds from this offering:

  •
  we will be appointed as the sole managing member of Holdings and will, directly or indirectly, hold                           Holdings Units, constituting         % of the outstanding equity interests in Holdings (or                           Holdings Units, constituting         % of the outstanding equity interests in Holdings if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom);

  •
  RHI will hold an aggregate of shares of our Class D common stock and Holdings Units, constituting         % of the outstanding equity interests in Holdings (or constituting         % of the outstanding equity interests in Holdings, if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom), collectively representing 79% of the combined voting power in us;

  •
  Dan Gilbert will hold an aggregate of                  shares of our Class D common stock and                           Holdings Units, constituting         % of the outstanding equity interests in Holdings (or constituting         % of the outstanding equity interests in Holdings, if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom), collectively representing         % of the combined voting power in us (or         % if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom); and

  •
  our public stockholders will collectively hold                  shares of our Class A common stock, representing         % of the combined voting power in us (or                  shares and         %, respectively, if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom).

Holding Company Structure and Tax Receivable Agreement

        We are a holding company, and immediately after the consummation of the reorganization transactions and this offering our principal asset will be our ownership interests in Holdings. The number of Holdings Units we will own at any time will equal the aggregate number of outstanding shares of our Class A common stock and Class B common stock. The economic interest represented by each Holdings Unit that we own will correspond to one share of our Class A common stock or Class B common stock. The total number of Holdings Units owned by us and the holders of our Class C common stock and Class D common stock at any given time will equal the sum of the outstanding shares of all classes of our common stock. Shares of our Class C common stock and Class D common stock cannot be transferred except in connection with a transfer or exchange of Holdings Units.

        We do not intend to list our Class B common stock, Class C common stock or Class D common stock on any stock exchange.

        The purchase of Holdings Units (along with corresponding shares of our Class D common stock) from RHI using the net proceeds from this offering, future exchanges by RHI or Dan Gilbert (or its transferees or other assignees) of Holdings Units and corresponding shares of Class D common stock or Class C common stock for shares of our Class B common stock or Class A common stock, and future purchases of Holdings Units (along with the corresponding shares of our Class D common stock or Class C common stock) from RHI or Dan Gilbert (or its or his transferees or other assignees) are expected to produce favorable tax attributes for us. These tax attributes would not be available to us in the absence of those transactions.

        We intend to enter into a tax receivable agreement with RHI and Dan Gilbert that will provide for the payment by us to RHI and Dan Gilbert (or its or his transferees of Holdings Units or other

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

assignees) of 90% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize (computed using simplifying assumptions to address the impact of state and local taxes) as a result of (i) certain increases in our allocable share of the tax basis in Holdings' assets resulting from (a) the purchases of Holdings Units (along with the corresponding shares of our Class D common stock or Class C common stock) from RHI or Dan Gilbert (or their transferees of Holdings Units or other assignees) using the net proceeds from this offering or in any future offering, (b) exchanges by RHI or Dan Gilbert (or their transferees of Holdings Units or other assignees) of Holdings Units (along with the corresponding shares of our Class D common stock or Class C common stock) for shares of our Class B common stock or Class A common stock, as applicable, or (c) payments under the tax receivable agreement; (ii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreement and (iii) disproportionate allocations (if any) of tax benefits to Holdings as a result of section 704(c) of the Code that relate to the reorganization transactions. Although we are not aware of any issue that would cause the IRS to challenge the tax basis increases or other tax benefits arising under the tax receivable agreement, RHI (or its transferees or assignees) will not reimburse us for any payments previously made if such tax basis increases or other tax benefits are subsequently disallowed, except that excess payments made to RHI and Dan Gilbert will be netted against future payments otherwise to be made under the tax receivable agreement, if any, after our determination of such excess. As a result, in such circumstances we could make future payments to RHI and Dan Gilbert under the tax receivable agreement that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity. See "Risk Factors—Risks Related to Our Organization and Structure—We are required to pay the stockholders of RHI for certain tax benefits we may claim, and the amounts we may pay could be significant." and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS

        We expect to receive approximately $             of net proceeds (based upon the assumed initial public offering price of $              per share, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus and assuming no exercise of the underwriters' option to purchase additional shares) from the sale of the Class A common stock offered by us, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We estimate that the net proceeds to us, if the underwriters exercise their right to purchase the maximum of additional shares of Class A common stock from us, will be approximately $             , after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering (based upon the assumed initial public offering price of $             per share, the midpoint of the public offering price range set forth on the cover page of this prospectus).

        We intend to use the entire aggregate amount of the net proceeds from this offering to acquire a number of Holdings Units and corresponding shares of Class D common stock from RHI equal to the amount of such net proceeds divided by the price paid by the underwriters for shares of our Class A common stock in this offering (             Holdings Units and corresponding shares of Class D common stock or, if the underwriters exercise their option to purchase additional shares in full,             Holdings Units and corresponding shares of Class D common stock). We do not intend to use any proceeds from this offering to acquire any Holdings Units and shares of Class D common stock from Dan Gilbert.

        We estimate that the offering expenses (other than the underwriting discounts) will be approximately $              million. All of such offering expenses will be paid for or otherwise borne by Holdings.

        A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the amount of proceeds to us from this offering by $              million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

DIVIDEND POLICY

        We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. We have no current plans to pay dividends on our Class A common stock. Any future determination to pay dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual, legal, tax and regulatory restrictions, general business conditions and other factors that our board of directors may deem relevant.

        We are a holding company and will have no material assets other than our ownership of Holdings Units. Our ability to pay cash dividends will depend on the payment of distributions by our current and future subsidiaries, and such distributions may be restricted as a result of regulatory restrictions, state law regarding distributions by a company to its equityholders or contractual agreements, including our current debt agreements and any future agreements governing their indebtedness. See "Risk Factors—Risks Related to Our Organization and Structure—We are a holding company and our principal asset after completion of this offering will be our equity interests in Holdings, and accordingly we are dependent upon distributions from Holdings to pay taxes and other expenses." and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

        Subject to having available cash and subject to limitations imposed by applicable law and contractual restrictions (including pursuant to our debt instruments), the Holdings LLC Agreement requires Holdings to make certain distributions to the Issuer, RHI and Dan Gilbert, pro rata, to facilitate their payment of taxes with respect to the income of Holdings that is allocated to the Issuer, RHI and Dan Gilbert. See "Certain Relationships and Related Party Transactions—Limited Liability Company Agreement of RKT Holdings, LLC." To the extent that the tax distributions the Issuer receives exceed the amounts the Issuer is actually required to pay taxes, tax receivable agreement payments, and other expenses, the Issuer will not be required to distribute such excess cash. Our board of directors may, in its sole discretion, choose to use such excess cash for any purpose depending upon the facts and circumstances at the time of determination.

        As disclosed elsewhere in this prospectus and the combined financial statements and related notes thereto of the Combined Businesses included elsewhere in this prospectus, the Rocket Companies have historically made cash distributions to RHI, including $318.4 million of distributions that were made subsequent to March 31, 2020. Additionally, as part of the reorganization transactions, the Rocket Companies will make a cash distribution to RHI in an aggregate amount of $              million. We refer to this distribution as the "Special Distribution."

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2020, on:

  •
  an actual basis;

  •
  a pro forma basis to reflect the reorganization transactions described under "Organizational Structure" and cash distributions of $318.4 million made by the Rocket Companies to RHI subsequent to March 31, 2020; and

  •
  an as-adjusted basis to give effect to this offering and the application of the net proceeds of this offering as described under "Use of Proceeds."

        You should read this table together with the information included elsewhere in this prospectus, including "Prospectus Summary—Summary Historical and Pro Forma Condensed Combined Financial and Other Data," "Selected Historical Combined Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited combined financial statements and related notes thereto of the Combined Businesses included elsewhere in this prospectus.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

	As of March 31, 2020
	Actual	Pro Forma	As Adjusted(1)
	(in thousands, except per share data)
Cash and cash equivalents	$2,250,627	$	$

Total long-term indebtedness	$2,234,756	$	$
Equity:
Class A common stock, par value $0.00001 per share; no shares authorized, issued and outstanding, actual; shares authorized, issued and outstanding, pro forma; shares authorized, issued and outstanding, as adjusted	—
Class B common stock, par value $0.00001 per share; no shares authorized, issued and outstanding, actual; shares authorized, issued and outstanding, pro forma; shares authorized, issued and outstanding, as adjusted	—
Class C common stock, par value $0.00001 per share; no shares authorized, issued and outstanding, actual; shares authorized, issued and outstanding, pro forma; shares authorized, issued and outstanding, as adjusted	—
Class D common stock, par value $0.00001 per share; no shares authorized, issued and outstanding, actual; shares authorized, issued and outstanding, pro forma; shares authorized, issued and outstanding, as adjusted	—
Additional paid-in capital	—
Net Parent Investment	3,646,753
Retained Earnings	—
Accumulated other comprehensive loss	(1,590)
Non-controlling interest	4,256

Total Equity	3,649,419

Total capitalization	$5,884,175	$	$

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, would increase (decrease) each of total stockholder's equity and total capitalization by $              million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

DILUTION

        If you invest in our Class A common stock, you will experience dilution to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our common stock. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the book value per share attributable to the common stock held by existing equityholders (including all shares issuable upon exchange and/or conversion).

        Our pro forma net tangible book value as of March 31, 2020 would have been approximately $              million, or $             per share of our common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of common stock outstanding, in each case, after giving effect to the reorganization transactions (based on an assumed initial public offering price of $                   per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)), the estimated impact of the tax receivable agreement, and assuming that RHI and Dan Gilbert exchange all of the Holdings Units and corresponding shares of our Class D common stock for newly issued shares of our Class B common stock on a one-for-one basis.

        After giving effect to the reorganization transactions, the estimated impact of the tax receivable agreement, and assuming that RHI and Dan Gilbert exchange all of the Holdings Units and corresponding shares of our Class D common stock for newly issued shares of our Class B common stock on a one-for-one basis, and after giving further effect to the sale of                   shares of Class A common stock in this offering at the assumed initial public offering price of $             per share (the midpoint of the estimated price range on the cover page of this prospectus) and the application of the net proceeds from this offering, our pro forma as adjusted net tangible book value would have been approximately $              million, or $             per share, representing an immediate increase in net tangible book value of $             per share to existing equityholders and an immediate dilution in net tangible book value of $             per share to new investors.

        The following table illustrates the per share dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of March 31, 2020(1)	$
Increase in pro forma net tangible book value per share attributable to new investors	$
Pro forma as adjusted net tangible book value per share after this offering(2)	$

Dilution in pro forma net tangible book value per share to new investors	$

(1)
Reflects                  shares of Class B common stock issuable upon the exchange of all of the Holdings Units and corresponding shares of our Class D common stock held by RHI and Dan Gilbert immediately prior to this offering.

(2)
Reflects                  outstanding shares, consisting of (i)                   shares of Class A common stock to be issued in this offering and (ii) the                  outstanding shares described in note (1) above.

        Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share of Class A common stock.

        A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma net tangible book value after this offering by $              million and the dilution per share to new investors by $             , in each case, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The following table sets forth, on a pro forma basis as of March 31, 2020, the number of shares of Class A common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing equityholders and by new investors purchasing shares in this offering, at the assumed initial public offering price of $             per share (the midpoint of the estimated price range on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and after giving effect to the reorganization transactions, the estimated impact of the tax receivable agreement, assuming that RHI and Dan Gilbert exchange all of the Holdings Units and corresponding shares of our Class D common stock for newly issued shares of our Class B common stock on a one-for-one basis, and after giving further effect to this offering and the application of the net proceeds from this offering:

	Shares of Common Stock Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing stockholders(1)			%	$		%	$
New investors(2)

Total		100%		$	100%

(1)
Reflects approximately $            million of consideration paid by existing equityholders in respect of shares of Holdings Units (together with corresponding shares of Class D common stock).

(2)
Includes                  shares of Class A common stock to be sold in this offering. We intend to use the entire aggregate amount of $              million of the net proceeds from this offering (or $              million if the underwriters exercise their option to purchase additional shares in full) to acquire a number of Holdings Units and corresponding shares of Class D common stock from RHI equal to the amount of such net proceeds divided by the price paid by the underwriters for shares of our Class A common stock in this offering (             Holdings Units and shares of Class D common stock or, if the underwriters exercise their option to purchase additional shares in full,             Holdings Units and shares of Class D common stock). We do not intend to use any proceeds from this offering to acquire any Holdings Units and shares of Class D common stock from Dan Gilbert. See "Use of Proceeds."

        To the extent the underwriters' option to purchase additional shares is exercised, there will be further dilution to new investors.

        A $1.00 increase (decrease) in the assumed initial public offering price of $             per share of Class A common stock (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors in this offering by $              million and would increase (decrease) the average price per share paid by new investors by $1.00, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        The unaudited pro forma condensed combined balance sheet as of March 31, 2020 and the unaudited pro forma condensed combined statements of income for the three months ended March 31, 2020 and the year ended December 31, 2019 present our financial position and results of operations after giving pro forma effect to:

  (1)
  The reorganization transactions described under "Organizational Structure," as if such transactions occurred on March 31, 2020 for the unaudited pro forma condensed combined balance sheet and on January 1, 2019 for the unaudited pro forma condensed combined statements of income;

  (2)
  The effects of the tax receivable agreement, as described under "Certain Relationships and Related Party Transactions—Tax Receivable Agreement;"

  (3)
  A provision for corporate income taxes on the income attributable to the Issuer at a tax rate of             %, inclusive of all U.S. federal, state and local income taxes;

  (4)
  This offering and the application of the estimated net proceeds from this offering as described under "Use of Proceeds;" and

  (5)
  Certain dividends declared and paid by the Company's subsidiaries subsequent to the balance sheet date.

        The Company's historical combined financial information has been derived from its combined financial statements and accompanying notes to the combined financial statements of the Combined Businesses included elsewhere in this prospectus. The Issuer was formed on February 26, 2020 and will have no material assets or results of operations until the completion of this offering. Therefore, its historical financial information is not included in the unaudited pro forma condensed combined financial information.

        The unaudited pro forma condensed combined financial statements have been prepared on the basis that we will be taxed as a corporation for U.S. federal and state income tax purposes and, accordingly, will become a taxpaying entity subject to U.S. federal, state and Canadian income taxes. The presentation of the unaudited pro forma condensed combined financial information is prepared in conformity with Article 11 of Regulation S-X and is based on currently available information and certain estimates and assumptions. The unaudited pro forma condensed combined financial information has been adjusted to give effect to events that are (i) directly attributable to the transactions, (ii) factually supportable and (iii) with respect to the statements of operations, expected to have a continuing impact on the results of operations. See the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information for a discussion of assumptions made.

        The unaudited pro forma condensed combined financial statements are not necessarily indicative of financial results that would have been attained had the described transactions occurred on the dates indicated above or that could be achieved in the future. The unaudited pro forma condensed combined financial information also does not give effect to the potential impact of any anticipated synergies, operating efficiencies or cost savings that may result from the transactions or any integration costs that do not have a continuing impact. Future results may vary significantly from the results reflected in the unaudited pro forma condensed combined statements of income and should not be relied on as an indication of our results after the consummation of this offering and the other transactions contemplated by such unaudited pro forma condensed combined financial statements. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial statements.

        As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors' and officers' liability insurance, director fees, fees to comply with the reporting requirements of the SEC, transfer agent fees, hiring of additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

        For purposes of the unaudited pro forma condensed combined financial information, we have assumed that we will issue             shares of Class A common stock at a price per share equal to the midpoint of the estimated public offering price range set forth on the cover of this prospectus, and, as a result, immediately following the completion of this offering, the ownership percentage represented by Holdings Units not held by us will be         %, and the net income attributable to Holdings Units not held by us will accordingly represent             % of our net income. If the underwriters exercise their option to purchase additional shares in full, the ownership percentage represented by Holdings Units not held by us will be         %, and the net income attributable to Holdings Units not held by us will accordingly represent         % of our net income.

        As described in greater detail under "Certain Relationships and Related Party Transactions—Tax Receivable Agreement," in connection with the consummation of this offering, we, RHI and Dan Gilbert will enter into a tax receivable agreement, pursuant to which we will agree to pay RHI and Dan Gilbert 90% of the cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize (computed using simplifying assumptions to address the impact of state and local taxes) as a result of:

  (1)
  Certain increases in our allocable share of the tax basis in Holdings assets resulting from:

  (a)
  The purchases of Holdings Units (along with the corresponding shares of our Class D common stock or Class C common stock) from RHI and Dan Gilbert (or their transferees of Holdings Units or other assignees) using the net proceeds from this offering or in any future offering,

  (b)
  Exchanges by RHI and Dan Gilbert (or their transferees of Holdings Units or other assignees) of Holdings Units (along with the corresponding shares of our Class D common stock or Class C common stock) for shares of our Class B common stock or Class A common stock, or cash, as applicable, or

  (c)
  Payments under the tax receivable agreement;

  (2)
  Tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreement; and

  (3)
  Disproportionate allocations (if any) of tax benefits to Holdings as a result of Section 704(c) of the Code that relate to the reorganization transactions.

        We expect to benefit from the remaining 10% of cash savings, if any, that we realize. Due to the uncertainty in the amount and timing of future exchanges of Holdings Units and corresponding shares of Class D common stock or Class C common stock by RHI and Dan Gilbert and purchases of Holdings Units and corresponding shares of Class D common stock or Class C common stock from RHI and Dan Gilbert, the unaudited pro forma condensed combined financial information assumes that no exchanges or purchases of Holdings Units and shares of Class D common stock have occurred and therefore no increases in tax basis in the Issuer's assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma condensed

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

combined financial information. However, if RHI and Dan Gilbert were to exchange or sell us all of their Holdings Units and shares of Class D common stock, we would recognize a deferred tax asset of approximately $              million and a liability of approximately $              million, assuming: (i) all exchanges or purchases occurred on the same day; (ii) a price of $             per share (the midpoint of the price range listed on the cover page of this prospectus); (iii) a constant corporate tax rate of         %; (iv) that we will have sufficient taxable income to fully utilize the tax benefits and (v) no material changes in tax law.

        For each 5% increase (decrease) in the amount of Holdings Units and shares of Class D common stock exchanged by or purchased from RHI or Dan Gilbert, our deferred tax asset would increase (decrease) by approximately $              million and the related liability would increase (decrease) by approximately $              million, assuming that the price per share and corporate tax rate remain the same. For each $1.00 increase (decrease) in the assumed share price of $             per share, our deferred tax asset would increase (decrease) by approximately $              million and the related liability would increase (decrease) by approximately $              million, assuming that the number of Holdings Units and shares of Class D common stock exchanged by or purchased from RHI and Dan Gilbert and the corporate tax rate remain the same. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges and purchases, the price of our shares of Class A common stock at the time of the exchange or purchase, and the tax rates then in effect.

        The unaudited pro forma condensed combined financial information should be read together with "Organizational Structure," "Capitalization," "Selected Historical Combined Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited combined financial statements of the Combined Businesses and related notes thereto as well as the interim condensed combined financial statements of the Combined Businesses and related notes thereto included elsewhere in this prospectus.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF MARCH 31, 2020

(In thousands, except per share data)	Rocket Companies As Reported	Adjustments		Rocket Companies, Inc. Pro Forma
Assets
Cash and cash equivalents	$2,250,627		(1)(2)
Restricted cash	64,976
Mortgage loans held for sale, at fair value	12,843,384
Interest rate lock commitments ("IRLCs"), at fair value	1,214,865
Mortgage servicing rights ("MSRs"), at fair value	2,170,638
MSRs collateral for financing liability, at fair value	79,446
Notes receivable and due from affiliates	23,288
Property and equipment, net	179,111
Lease right-of-use assets	269,543
Forward commitments, at fair value	217,210
Loans subject to repurchase right from Ginnie Mae	671,916		(3)(4)
Deferred tax asset	—
Other assets	1,333,915		(5)

Total assets	$21,318,919

Liabilities and members'/stockholders' equity
Liabilities:
Funding facilities	$11,423,124
Other financing facilities & debt:
Lines of credit	975,000
Senior Notes, net	2,234,756
Early buy out facility	287,122
MSRs financing liability, at fair value	73,837
Accounts payable	234,608
Lease liabilities	302,271
Forward commitments, at fair value	1,023,938
Investor reserves	55,667
Notes payable and due to affiliates	51,727
Loans subject to repurchase right from Ginnie Mae	671,916
TRA liability	—		(4)
Other liabilities	335,534

Total liabilities	17,669,500
Equity:
Class A common stock, par value 0.00001 per share	—		(6)
Class B common stock, par value 0.00001 per share	—
Class C common stock, par value 0.00001 per share	—
Class D common stock, par value 0.00001 per share	—
Additional paid-in capital	—	(5	(1)(3)(4) )(6)(7)(8)
Net parent investment	3,646,753		(2)(6)
Retained earnings	—
Accumulated other comprehensive loss	(1,590)
Noncontrolling interest	4,256		(7)(8)

Total equity	3,649,419

Total liabilities and equity	$21,318,919

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

(1)
We estimate that the proceeds to us from this offering will be approximately $              million (or $              million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), based on an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting $             of assumed underwriting discounts and commissions and estimated offering expenses. We intend to use the entire aggregate amount of the net proceeds from this offering to acquire a number of Holdings Units and corresponding shares of Class D common stock from RHI. We do not intend to use any proceeds from this offering to acquire any Holdings Units and shares of Class D common stock from Dan Gilbert. For more information, see "Use of Proceeds."

(2)
Reflects the (i) cash distributions by certain subsidiaries in an aggregate amount of $318.4 million and (ii) the Special Distribution described under "Organizational Structure," to RHI, in an aggregate amount of $         million.

(3)
The Issuer is subject to U.S. federal, state, local and Canadian income taxes and will file consolidated income tax returns for U.S. federal and certain state and local jurisdictions. This adjustment reflects the recognition of deferred taxes in connection with the Reorganization Transaction assuming the federal rates currently in effect and the highest statutory rates apportioned to each state, local and Canadian jurisdiction.

  We have recorded a pro forma deferred tax asset adjustment of $              million. The deferred tax asset includes (i)  $              million related to temporary differences in the book basis as compared to the tax basis of the Issuer's             investment in Holdings, and (ii)  $              million related to tax benefits from future deductions attributable to payments under the tax receivable agreement as described further in Note (4) below. To the extent we determine it is more likely-than-not that we will not realize the full benefit represented by the deferred tax asset, we will record an appropriate valuation allowance based on an analysis of the objective or subjective negative evidence.

(4)
Prior to the completion of this offering, we will enter into a tax receivable agreement with RHI and Dan Gilbert that provides for the payment by Rocket Companies, Inc. to RHI and Dan Gilbert of 90% of the benefits, if any, that Rocket Companies, Inc. realizes as a result of the purchase of Holdings Units (along with corresponding shares of our Class D common stock) from RHI using the net proceeds from this offering. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement." The tax receivable agreement will be accounted for as a contingent liability, with amounts accrued when considered probable and reasonably estimable. We will record a $              million of liability based on the Company's estimate of the aggregate amount that it will pay to RHI and Dan Gilbert under the tax receivable agreement as a result of the Offering Transactions. As mentioned in note (1) above, we will record an increase of $              million in deferred tax assets related to tax benefits from future deductions attributable to payments under the tax receivable agreement as a result of the Offering Transactions. Additionally, we will record a decrease to additional paid-in capital of $              million, which is equal to the difference between the increase in deferred tax assets and the increase in liabilities due to existing owners under the tax receivable agreement as a result of the Offering Transactions. No adjustment has been made to reflect future exchanges by RHI or Dan Gilbert (or their transferees of Holdings Units or other assignees) of Holdings Units (along with the corresponding shares of our Class D common stock or Class C common stock) for cash or shares of our Class B common stock or Class A common stock, as applicable.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

(5)
We are deferring certain costs associated with this offering. These costs primarily represent legal, accounting and other direct costs and are recorded in other assets in our combined balance sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital.

(6)
Represents an adjustment to equity reflecting (i) par value for common stock and (ii) the reclassification of net parent investment of $              million to additional paid-in capital.

(7)
As a result of the recapitalization transactions, the limited liability company agreement of RKT Holdings, LLC will be amended and restated to, among other things, designate Rocket Companies, Inc. as the sole managing member of RKT Holdings, LLC. As sole managing member, Rocket Companies, Inc. will exclusively operate and control the business and affairs of RKT Holdings, LLC. The Holdings Units owned by RHI and Dan Gilbert will be considered noncontrolling interests in the consolidated financial statements of Rocket Companies, Inc. The adjustment to non-controlling interest of $              million reflects the proportional interest in the pro forma consolidated total equity of Rocket Companies, Inc. owned by RHI and Dan Gilbert.

(8)
The following table is a reconciliation of the adjustments impacting additional paid-in-capital:

Net adjustment from recognition of deferred tax asset	$
Net parent investment reclassification
Gross proceeds from offering of Class A common stock
Payment of underwriting discounts and commissions in connection with this offering
Reclassification of costs incurred in this offering from other assets to additional paid-in capital
Adjustment for non-controlling interest

$

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2020

(In thousands, except per share data)	Rocket Companies As Reported	Adjustments		Rocket Companies, Inc. Pro Forma
Income:
Revenue
Gain on sale of loans:
Gain on sale of loans excluding fair value of MSRs, net	$1,286,690
Fair value of originated MSRs	535,419

Gain on sale of loans, net	1,822,109
Loan servicing loss:
Servicing fee income	257,093
Change in fair value of MSRs	(991,252)

Loan servicing loss, net	(734,159)
Interest income (expense):
Interest income	74,042
Interest expense on funding facilities	(39,459)

Interest income, net	34,583
Other income	244,302

Total revenue, net	1,366,835
Expenses
Salaries, commissions and team member benefits	683,450
General and administrative expenses	193,566		(1)
Marketing and advertising expenses	217,992
Depreciation and amortization	16,115
Interest and amortization expense on non-funding debt	33,107
Other expenses	124,589

Total expenses	1,268,819

Income before income taxes	98,016
Provision for income taxes	(736)		(2)

Net income	97,280
Net loss attributable to noncontrolling interest	441		(3)

Net income attributable to Rocket Companies	$97,721

Pro Forma Earnings Per Share
Basic			(4)

Diluted			(4)

Pro Forma Number of Shares Used in Computing EPS
Basic			(4)

Diluted			(4)

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

(In thousands, except per share data)	Rocket Companies As Reported	Adjustments		Rocket Companies, Inc. Pro Forma
Income:
Revenue
Gain on sale of loans:
Gain on sale of loans excluding fair value of MSRs, net	$3,139,656
Fair value of originated MSRs	1,771,651

Gain on sale of loans, net	4,911,307
Loan servicing (loss) income:
Servicing fee income	950,221
Change in fair value of MSRs	(1,596,631)

Loan servicing (loss) income, net	(646,410)
Interest income (expense):
Interest income	250,750
Interest expense on funding facilities	(134,916)

Interest income, net	115,834
Other income	739,168

Total revenue, net	5,119,899
Expenses
Salaries, commissions and team member benefits	2,082,058
General and administrative expenses	683,116		(1)
Marketing and advertising expenses	905,000
Depreciation and amortization	74,952
Interest and amortization expense on non-funding debt	136,853
Other expenses	339,549

Total expenses	4,221,528

Income before income taxes	898,371		(2)
Provision for income taxes	(5,984)

Net income	892,387
Net loss attributable to noncontrolling interest	1,367		(3)

Net income attributable to Rocket Companies	$893,754

Pro Forma Earnings Per Share
Basic			(4)

Diluted			(4)

Pro Forma Number of Shares Used in Computing EPS
Basic			(4)

Diluted			(4)

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

(1)
Represents the removal of incremental one-time costs of $              million and $              million for professional service fees, such as legal and accounting fees, that were expensed in our combined statements of income and comprehensive income for the three months ended March 31, 2020 and the year ended December 31, 2019, respectively, in connection with the offering and related reorganization transactions.

(2)
Following the reorganization transactions and offering, the Issuer will be subject to U.S. federal income taxes, in addition to state, local and Canadian taxes. As a result, the pro forma statements of income reflects an adjustment to our provision for corporate income taxes to reflect a statutory tax rate of          %, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state, local and Canadian jurisdiction. Holdings has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. As such, Holdings' profits and losses will flow through to its partners, including the Issuer, and are generally not subject to tax at the Holdings level.

  The pro forma adjustments for income tax expense represent tax expense (benefit) on income that will be taxable in jurisdictions after our corporate reorganization that previously had not been taxable. The adjustment is calculated as pro forma income before income taxes multiplied by the ownership percentage of the controlling interest and multiplied by the pro forma statutory tax rate of          %.

Offering Transactions

	March 31, 2020	December 31, 2019
Pro forma income before taxes	$	$
Ownership percentage of the controlling interest
Pro forma income attributable to the controlling interest
Pro forma statutory tax rate
Pro forma income tax adjustment

Offering Transactions adjustment	$	$

(3)
Upon consummation of this offering, the Issuer will become the sole managing member of Holdings, and as a result, the Issuer will initially own approximately          % of the economic interest in Holdings but will have 100% of the voting power and control the management of Holdings. The ownership percentage held by the noncontrolling interest will be approximately         %. Net income attributable to the noncontrolling interest will represent approximately         % of net income.

(4)
Pro forma basic net income per share is computed by dividing the net income available to common stockholders by the weighted-average shares of common stock outstanding during the period. Pro forma diluted net income per share is computed by adjusting the net income

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

  available to common stockholders and the weighted-average shares of common stock outstanding to give effect to potentially dilutive securities.

	For the Three Months Ended March 31, 2020	For the Year Ended December 31, 2019
Earnings per share of common stock
Numerator:
Net income attributable to the Issuer's shareholders (basic and diluted)	$—	$—
Denominator:
Weighted average of shares of common stock outstanding (basic)
Incremental common shares attributable to dilutive instruments
Weighted average of shares of common stock outstanding (diluted)
Basic earnings per share	$—	$—
Diluted earnings per share	$—	$—

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

SELECTED HISTORICAL COMBINED FINANCIAL AND OTHER DATA

        The following table sets forth selected historical combined financial data of the Combined Businesses for the periods beginning on and after January 1, 2015. The Issuer was formed on February 26, 2020 and has not, to date, conducted any activities other than those incident to our formation and the preparation of this prospectus and the registration statement of which this prospectus forms a part, except in connection with the reorganization transactions described in "Organizational Structure—The Reorganization Transactions." The selected historical combined financial data presented below as of and for the years ended December 31, 2019, 2018, and 2017 have been derived from the Combined Businesses audited financial statements included elsewhere in this prospectus. The selected historical combined financial data presented below as of and for the years ended December 31, 2016 and 2015 have been derived from the Combined Businesses unaudited financial statements. The selected historical combined financial data presented below as of and for the three months ended March 31, 2020 and 2019 have been derived from the Combined Businesses unaudited financial statements included elsewhere in this prospectus.

        You should read the following information in conjunction with "Capitalization," "Unaudited Pro Forma Condensed Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Businesses audited combined financial statements and related notes thereto and the Combined Businesses unaudited financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
Condensed Statement of Operations Data ($ in thousands)	2020	2019	2019	2018	2017	2016	2015
Revenue
Gain on sale of loans, net	$1,822,109	$727,246	$4,911,307	$2,927,888	$3,379,196	$3,874,117	$3,130,423
Servicing fee income	257,093	224,606	950,221	820,370	696,639	576,168	464,368
Change in fair value of MSRs	(991,252)	(475,701)	(1,596,631)	(228,723)	(569,391)	(213,010)	(339,297)
Interest income, net	34,583	23,439	115,834	101,602	56,609	71,195	72,767
Other income	244,302	132,182	739,168	588,412	586,829	577,812	470,845

Total revenue, net	1,366,835	631,772	5,119,899	4,209,549	4,149,882	4,886,282	3,799,106
Expenses
Salaries, commissions and team member benefits	683,450	457,778	2,082,058	1,703,197	1,686,811	1,529,200	1,345,488
General and administrative expenses	193,566	165,839	683,116	591,372	540,640	488,029	426,744
Marketing and advertising expenses	217,992	208,897	905,000	878,027	787,844	674,643	449,075
Depreciation and amortization	16,115	18,105	74,952	76,917	68,813	61,935	50,969
Interest and amortization expense on non-funding debt	33,107	33,082	136,853	130,022	77,967	74,716	49,521
Other expenses	124,589	48,420	339,549	214,754	215,870	239,571	206,126

Total expenses	1,268,819	932,121	4,221,528	3,594,289	3,377,945	3,068,094	2,527,923

Income (loss) before income tax	98,016	(300,349)	898,371	615,260	771,937	1,818,188	1,271,183
(Provision) Benefit for state and local income tax	(736)	1,004	(5,984)	(2,643)	(1,228)	(10,104)	3,888

Net Income (loss)	$97,280	$(299,345)	$892,387	$612,617	$770,709	$1,808,084	$1,275,071
Net loss (income) attributable to noncontrolling interest	441	327	1,367	272	(8)	(8)	(10)

Net Income (loss) attributable to Rocket Companies	$97,721	$(299,018)	$893,754	$612,889	$770,701	$1,808,076	$1,275,061

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

	As of March 31,		As of December 31,
Condensed Balance Sheet Data ($ in thousands)	2020	2019	2019	2018	2017	2016	2015
Assets
Cash and cash equivalents	$2,250,627	$149,073	$1,350,972	$1,053,884	$1,417,847	$765,777	$502,206
Mortgage loans held for sale	12,843,384	7,328,466	13,275,735	5,784,812	7,175,947	6,167,658	5,154,519
Interest rate lock commitments	1,214,865	372,105	508,135	245,663	250,700	294,667	253,142
Mortgage servicing rights	2,170,638	3,001,501	2,874,972	3,180,530	2,450,081	2,206,388	1,592,141
Other assets	2,839,405	1,744,830	2,067,513	1,288,557	2,006,842	1,211,479	803,226

Total assets	$21,318,919	$12,595,975	$20,077,327	$11,553,446	$13,301,417	$10,645,969	$8,305,234
Liabilities and equity
Funding facilities	$11,423,124	$6,249,132	$12,041,878	$5,076,604	$6,120,784	$5,817,767	$3,883,072
Other financing facilities & debt	3,496,878	2,472,880	2,595,038	2,483,255	2,401,055	1,235,876	1,334,164
Other liabilities	2,749,498	1,596,494	1,937,489	1,212,691	1,942,791	1,084,876	717,369

Total liabilities	17,669,500	10,318,506	16,574,405	8,772,550	10,464,630	8,138,519	5,934,605
Total equity	$3,649,419	$2,277,469	$3,502,922	$2,780,896	$2,836,787	$2,507,450	$2,370,629

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following management's discussion and analysis of our financial condition and results of operations should be read in conjunction with, and is qualified in its entirety by reference to, our combined financial statements and the related notes and other information included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties which could cause our actual results to differ materially from those anticipated in these forward-looking statements, including, but not limited to, risks and uncertainties discussed under the heading "Cautionary Note Regarding Forward-Looking Statements," "Risk Factors" and elsewhere in this prospectus.

Executive Summary

        We are a Detroit-based company obsessed with helping our clients achieve the American dream of home ownership and financial freedom. Our flagship business, Rocket Mortgage, almost exclusively offers GSE-conforming and government insured mortgage loan products, which are marketed in all 50 states through the internet, national television and other marketing channels. In addition to our mortgage business, we have expanded into complementary industries, such as real estate, personal lending, and auto sales. Our ecosystem is a series of connected businesses centered on delivering better solutions to our clients through our technology and scale. We believe this creates substantial growth opportunities.

        We primarily operate out of offices located in Detroit, Michigan; Cleveland, Ohio; Scottsdale, Arizona; Charlotte, North Carolina; and Los Angeles, California. Our mortgage origination business derives revenue from originating, processing, underwriting, and servicing predominantly GSE-conforming mortgage loans, along with FHA, USDA and VA mortgage loans, which are subsequently pooled and sold to the secondary market. Revenues in the mortgage origination business are generated primarily from the gain on sale of loans, which includes loan origination fees, revenues from sales of loans into the secondary market, as well as the fair value of originated MSRs and hedging gains and losses. Loan servicing income consists of the contractual fees earned for servicing the loans and includes ancillary revenue such as late fees and modification incentives (collectively, "servicing fee income"), as well as changes in the fair value of MSRs due to changes in valuation assumptions and collection or realization of cash flows. From a cash flow perspective, the vast majority of cash from mortgage originations occurs at the point in time the loans are sold into the secondary market. The vast majority of servicing fee income relates to the 'retained servicing fee' on the loans, where cash is received monthly over the life of the loan and is a product of the client's current unpaid principal balance ("UPB") multiplied by the weighted average service fee.

        For more information about our business, operations and strategy, see the discussion under the heading "Business."

Key Factors Affecting Results of Operations for Periods Presented

Market and competitive factors

        Our flagship business, Rocket Mortgage, is a technology and service-driven residential mortgage lender. We believe that, as an independent, non-depository mortgage company with a scalable centralized origination and servicing platform, we are more nimble than our competitors. Consequently, we are well-positioned to act quickly in response to market changes and to maintain a business strategy focused on adhering to our conservative underwriting strategies as well as growth and profitability.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        We have a track record of quickly adapting to the changing macro-economic and regulatory environments and scaling rapidly to take advantage of new opportunities. As an example, when the Federal Housing Finance Agency initiated HARP in response to the financial crisis of 2008, we were able to leverage our scalable technology platform to expand our capacity swiftly to take advantage of the increased refinancing volume, while maintaining our high quality of originations and standard processing times. As an additional example, we were able also able to leverage our platform in response to the COVID-19 pandemic. See "Prospectus Summary—Recent Developments" for a discussion of our response to the COVID-19 pandemic.

        Historically, competitors have entered the mortgage space in times of falling rates as the overall mortgage market expands. Conversely, in times of rising interest rates competitors in the mortgage banking space tend to reduce the level of resources employed in the mortgage business. While the overall mortgage market contracts in rising interest rate scenarios, we believe we are well positioned to grow market share during these periods due to our strong market position.

        Our two principal sources of revenue, mortgage origination and mortgage loan servicing, contribute to a more stable business profile by creating a natural hedge against changes in the interest rate environment.

        Loan origination volumes and refinance volumes in particular are impacted by interest rates. As interest rates decline, refinance volume tends to increase, while in an increasing interest rate environment, the refinancing volume tends to decrease. The volume of loan originations associated with home purchases is generally less affected by rate fluctuations and more affected by broader economic factors such as the strength and stability of the overall economy, including the unemployment level and real estate values. In the past few months, such broad economic factors have been substantially affected by the COVID-19 pandemic, see "Risk Factors—The COVID-19 pandemic poses unique challenges to our business and the effects of the pandemic could adversely impact our ability to originate mortgages, our servicing operations, our liquidity and our employees." The fair value of MSRs is also driven primarily by interest rates, which impact the likelihood of loan prepayments through refinancing.

        There has been a long-term trend of falling interest rates, with intermittent periods of rate increases. More recently, there was a rising interest rate environment for the majority of 2018 and a falling interest rate environment in 2019 and during the first quarter of 2020. In periods of rising interest rates, the fair value of the MSRs generally increases as prepayments decrease, and therefore the estimated life of the MSRs and related expected cash flows increase. In a declining interest rate environment, the fair value of MSRs generally decreases as prepayments increase and therefore, the estimated life of the MSRs and related cash flows decrease. Because origination volumes tend to increase in declining interest rate environments and decrease in increasing rate environments, we believe that our two principal sources of revenue, mortgage origination and mortgage loan servicing, contribute to a stable business profile by creating a natural hedge against changes in the interest rate environment.

Three months ended March 31, 2020 summary

        For the three months ended March 31, 2020, we originated $51.7 billion in residential mortgage loans, which was a $29.4 billion, or 131.7%, increase from the three months ended March 31, 2019. Our net income was $97.3 million for the three months ended March 31, 2020, compared to a net loss of $299.3 million for the three months ended March 31, 2019. Results for the three months ended March 31, 2019 include a $321.0 million decrease in fair value of MSRs due to valuation assumptions, which resulted in a net loss for the period. We generated $919.6 million of Adjusted EBITDA for the three months ended March 31, 2020, which was an increase of $839.3 million, or

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

1,044.9%, compared to $80.3 million for the three months ended March 31, 2019. For more information on Adjusted EBITDA, please see "—Non-GAAP Financial Measures" below.

        The increase in net income and Adjusted EBITDA was primarily driven by an increase of $1,094.9 million, or 150.5% in gain on sale of loans, net which was driven primarily by the increase in origination volume in 2020 noted above and an increase in other income of $112.1 million, or 84.8%, due primarily to revenues generated from title and closing activities that were also driven by the increase in origination volume noted above. These increases were partially offset by an increase in collection/realization of cash flows from MSRs of $93.2 million, or 60.2%, which is a reduction in revenue primarily due to an increase in the volume of loans paid in full prior to their scheduled maturity from our servicing book (referred to as 'prepayment speed') in 2020 as compared to 2019. In addition, 2020 results include increased expenses associated with higher production levels as compared to 2019 results. The increase in production led to an increase in salaries, commissions and employee benefits of $225.7 million, or 49.3%, primarily due to variable compensation and an increase in team members in production roles to support our continued growth. Other expenses increased by $75.9 million, or 115.9%, in 2020 as compared to 2019 driven by an increase in payoff interest expense that resulted from an increase in the volume of loans paid in full prior to their scheduled maturity from our servicing book. When individual loans are paid off, we are required to remit interest for an entire month regardless of the date of payoff; however, clients are only responsible for interest accrued up to the date of payoff. The difference between the interest we are required to remit to investors and the interest we collect from the client as a result of an early payoff is referred to as "payoff interest". Other expenses also increased in 2020 due to expenses incurred in connection with the sale of MSRs and an increase in expenses incurred to support the higher level of title and closing activities due to the increased origination volumes noted above.

        We retain a majority of the servicing rights associated with our mortgage loan originations. The servicing portfolio is an important asset that helps us build longstanding relationships with our clients and potentially capture future transactions such as their next mortgage origination. We monitor the MSR portfolio on a regular basis seeking to optimize our book by evaluating the risk and return profile of the book. As part of these efforts we sold the servicing of approximately 44,000 loans with $16.3 billion in UPB during 2020. These sales were more than offset by new loans that were added to the MSR portfolio during the year. As of March 31, 2020, our servicing portfolio, including loans subserviced for others, included approximately $343.6 billion of UPB and 1.8 million client loans. The portfolio primarily consists of high quality performing GSE and government (FHA and VA) loans. As of March 31, 2020, delinquent loans (defined as 60-plus days past-due) were 0.92% of our total portfolio.

Year ended December 31, 2019 summary

        For the year ended December 31, 2019, we originated $145.2 billion in residential mortgage loans, which was a $62.1 billion, or 74.7%, increase from the year ended December 31, 2018. Our net income was $892.4 million for the year ended December 31, 2019, up $279.8 million, or 45.7%, compared to $612.6 million for the year ended December 31, 2018. We generated $1,939.8 million of Adjusted EBITDA for the year ended December 31, 2019, which was an increase of $1,410.6 million, or 266.6%, in the year ended December 31, 2019, compared to $529.2 million in the year ended December 31, 2018. For more information on Adjusted EBITDA, please see "—Non-GAAP Financial Measures" below.

        The increase in net income and Adjusted EBITDA was primarily driven by an increase of $1,983.4 million, or 67.7% in gain on sale of loans, net driven primarily by the increase in origination volume in 2019 noted above, an increase in other income of $150.8 million, or 25.6%, due primarily to revenues generated from title and closing activities that were also driven by the increase in origination volume noted above, and an increase in servicing fee income of $129.9 million, or 15.8%,

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

resulting from continued growth in our servicing portfolio. These increases were partially offset by an increase in collection/realization of cash flows from MSRs of $251.4 million, or 45.3%, which is a reduction in revenue primarily due to higher prepayment speeds in 2019 as compared to 2018. In addition, 2019 results include increased expenses associated with higher production levels as compared to 2018 results. The increase in production led to an increase in salaries, commissions and employee benefits of $378.9 million, or 22.2%, primarily due to variable compensation and an increase in team members in production roles to support our continued growth. General and administrative costs also increased by $91.7 million, or 15.5%, in 2019 as compared to 2018 driven primarily by higher loan processing expenses due to increased production as well as expenses associated with a resolution with the Department of Justice in 2019. Other expenses increased by $126.2 million, or 42.9%, in 2019 as compared to 2018 driven primarily driven by an increase in payoff interest expense that resulted from an increase in prepayment speeds. Other expenses also increased in 2019 due to expenses incurred in connection with the sale of MSRs and an increase in expenses incurred to support the higher level of title and closing activities due to the increased origination volumes noted above.

        As of December 31, 2019, our servicing portfolio, including loans subserviced for others, included approximately $338.6 billion of UPB and 1.8 million client loans. The portfolio primarily consists of high quality performing GSE and government (FHA and VA) loans. As of December 31, 2019, delinquent loans (defined as 60-plus days past-due) were 1.01% of our total portfolio. We sold the servicing of approximately 153,000 loans with $42.5 billion in UPB during 2019. These sales were more than offset by new loans that were added to the MSR portfolio during the year.

Year ended December 31, 2018 summary

        For the year ended December 31, 2018, we originated $83.1 billion in residential mortgage loans, which was a $2.4 billion, or 2.8%, decrease from the year ended December 31, 2017. Our net income was $612.6 million for the year ended December 31, 2018, down $158.1 million, or 20.5%, compared to $770.7 million for the year ended December 31, 2017. We generated $529.2 million of Adjusted EBITDA for the year ended December 31, 2018, which was a decrease of $503.8 million, or 48.8%, in the year ended December 31, 2018, compared to $1,033.0 million in the year ended December 31, 2017.

        The decrease in net income and Adjusted EBITDA was primarily driven by a decrease of $451.3 million, or 13.4%, in gain on sale of loans, net driven by lower origination volume in our Direct to Consumer segment and partially offset by an increase in origination volume in our Partner Network segment during 2018. In addition, marketing and advertising expenses increased by $90.2 million, or 11.4%, due to increased brand and performance marketing spend in 2018. These items were partially offset by increased servicing fee income of $123.7 million, or 17.8%, driven by an increase in the size of the MSR portfolio.

        As of December 31, 2018, our servicing portfolio, including loans subserviced for others, included approximately $314.7 billion of UPB and 1.7 million loans. The portfolio primarily consists of high quality performing GSE and government (FHA and VA) loans. As of December 31, 2018, delinquent loans (defined as 60-plus days past-due) were 0.74% of our total portfolio.

Non-GAAP Financial Measures

        To provide investors with information in addition to our results as determined by GAAP, we disclose Adjusted Revenue, Adjusted Net Income, and Adjusted EBITDA as non-GAAP measures which management believes provide useful information to investors. These measures are not financial measures calculated in accordance with GAAP and should not be considered as a substitute for revenue, net income, or any other operating performance measure calculated in

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

accordance with GAAP, and may not be comparable to a similarly titled measure reported by other companies.

        We define "Adjusted Revenue" as total revenues net of the change in fair value of mortgage servicing rights ("MSRs") due to valuation assumptions. We define "Adjusted Net Income" as tax-effected earnings before stock-based compensation expense and the change in fair value of MSRs due to valuation assumptions, and the tax effects of those adjustments. We define "Adjusted EBITDA" as earnings before interest and amortization expense on non-funding debt, income tax, and depreciation and amortization, net of the change in fair value of MSRs due to valuation assumptions (net of hedges) and stock-based compensation expense. We exclude from each of these non-GAAP revenues the change in fair value of MSRs due to valuation assumptions (net of hedges) as this represents a non-cash non-realized adjustment to our total revenues, reflecting changes in assumptions including discount rates and prepayment speed assumptions, mostly due to changes in market interest rates, which is not indicative of our performance or results of operation. Adjusted EBITDA includes interest expense on funding facilities, which are recorded as a component of "interest income, net", as these expenses are a direct cost driven by loan origination volume. By contrast, interest and amortization expense on non-funding debt is a function of our capital structure and is therefore excluded from Adjusted EBITDA.

        We believe that the presentation of Adjusted Revenue, Adjusted Net Income and Adjusted EBITDA provides useful information to investors regarding our results of operations because each measure assists both investors and management in analyzing and benchmarking the performance and value of our business. Adjusted Revenue, Adjusted Net Income and Adjusted EBITDA provide indicators of performance that are not affected by fluctuations in certain costs or other items. Accordingly, management believes that these measurements are useful for comparing general operating performance from period to period, and management relies on these measures for planning and forecasting of future periods. Additionally, these measures allow management to compare our results with those of other companies that have different financing and capital structures. However, other companies may define Adjusted Revenue, Adjusted Net Income and Adjusted EBITDA differently, and as a result, our measures of Adjusted Revenue, Adjusted Net Income and Adjusted EBITDA may not be directly comparable to those of other companies.

        Although we use Adjusted Revenue, Adjusted Net Income and Adjusted EBITDA as financial measures to assess the performance of our business, such use is limited because they do not include certain material costs necessary to operate our business. Additionally, our definitions of each of Adjusted Revenue, Adjusted Net Income and Adjusted EBITDA allows us to add back certain non-cash charges and deduct certain gains that are included in calculating total revenues, net, net income attributable to Rocket Companies or net income (loss). However, these expenses and gains vary greatly, and are difficult to predict. They can represent the effect of long-term strategies as opposed to short-term results. Adjusted Revenue, Adjusted Net Income and Adjusted EBITDA should be considered in addition to, and not as a substitute for, total revenues, net income attributable to Rocket Companies and net income (loss) in accordance with U.S. GAAP as measures of performance. Our presentation of Adjusted Revenue, Adjusted Net Income and Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by unusual or nonrecurring items.

        Adjusted Revenue, Adjusted Net Income and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

  (a)
  they do not reflect every cash expenditure, future requirements for capital expenditures or contractual commitments;

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

  (b)
  Adjusted EBITDA does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payment on our debt;

  (c)
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or require improvements in the future, and Adjusted Revenue, Adjusted Net Income and Adjusted EBITDA do not reflect any cash requirement for such replacements or improvements; and

  (d)
  they are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows.

        Because of these limitations, Adjusted Revenue, Adjusted Net Income and Adjusted EBITDA are not intended as alternatives to total revenue, net income attributable to Rocket Companies or net income (loss) as an indicator of our operating performance and should not be considered as measures of discretionary cash available to us to invest in the growth of our business or as measures of cash that will be available to us to meet our obligations. We compensate for these limitations by using Adjusted Revenue, Adjusted Net Income and Adjusted EBITDA along with other comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance. See below for reconciliation of these non-GAAP measures to their most comparable U.S. GAAP measures. Additionally, our U.S. GAAP-based measures can be found in the combined financial statements and related notes included elsewhere in this prospectus.

Reconciliation of Adjusted Revenue to Total Revenue, net

	Three Months Ended March 31,		Year Ended December 31,
Reconciliation of Adjusted Revenue to Total Revenue, net ($ in thousands)	2020	2019	2019	2018	2017
Total Revenue, net	$1,366,835	$631,772	$5,119,899	$4,209,549	$4,149,882
Change in fair value of MSRs due to valuation assumptions (net of hedges)(1)	743,327	320,979	789,901	(326,637)	81,337

Adjusted Revenue	$2,110,162	$952,751	$5,909,800	$3,882,912	$4,231,219

(1)
Reflects changes in assumptions including discount rates and prepayment speed assumptions, mostly due to changes in market interest rates.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Reconciliation of Adjusted Net Income to Net Income Attributable to Rocket Companies

	Three Months Ended March 31,		Year Ended December 31,
Reconciliation of Adjusted Net Income to Net Income Attributable to Rocket Companies ($ in thousands)	2020	2019	2019	2018	2017
Net income (loss) attributable to Rocket Companies	$97,721	$(299,018)	$893,754	$612,889	$770,701
Adjustment to the (provision for) benefit from income tax(1)	(23,337)	72,351	(214,002)	(148,039)	(288,477)

Tax-effected net income (loss)(1)	$74,384	$(226,667)	$679,752	$464,850	$482,224
Non-cash stock compensation expense	29,058	8,506	39,703	33,636	32,898
Change in fair value of MSRs due to valuation assumptions (net of hedges)(2)	743,327	320,979	789,901	(326,637)	81,337
Tax impact of adjustments(3)	(188,848)	(80,559)	(202,838)	71,727	(42,873)

Adjusted Net Income	$657,921	$22,259	$1,306,518	$243,576	$553,586

(1)
The Issuer will be subject to U.S. Federal income taxes, in addition to state, local and Canadian taxes with respect to its allocable share of any net taxable income of Holdings. The adjustment to the provision for income tax reflects the effective tax rates below, assuming the Issuer owns 100% of the Holdings Units.

	March 31,		December 31,
	2020	2019	2019	2018	2017
Statutory U.S. Federal Income Tax Rate	21.0%	21.0%	21.0%	21.0%	35.0%
Canadian taxes	0.01%	0.01%	0.01%	0.01%	0.01%
State and Local Income Taxes (net of federal benefit)	3.44%	3.44%	3.44%	3.47%	2.52%

Effective Income Tax Rate	24.45%	24.45%	24.45%	24.48%	37.53%
(2)
Reflects changes in assumptions including discount rates and prepayment speed assumptions, mostly due to changes in market interest rates.

(3)
Tax impact of adjustments gives effect to the income tax related to non-cash stock compensation expense and change in fair value of MSRs due to valuation assumptions at the above described effective tax rates for each year.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Reconciliation of Adjusted EBITDA to Net Income

	Three Months Ended March 31,		Year Ended December 31,
Reconciliation of Adjusted EBITDA to Net Income ($ in thousands)	2020	2019	2019	2018	2017
Net income (loss)	$97,280	$(299,345)	$892,387	$612,617	$770,709
Interest and amortization expense on non-funding debt	33,107	33,082	136,853	130,022	77,967
Income tax provision (benefit)	736	(1,004)	5,984	2,643	1,228
Depreciation and amortization	16,115	18,105	74,952	76,917	68,813
Non-cash stock compensation expense	29,058	8,506	39,703	33,636	32,898
Change in fair value of MSRs due to valuation assumptions (net of hedges)(1)	743,327	320,979	789,901	(326,637)	81,337

Adjusted EBITDA	$919,623	$80,323	$1,939,780	$529,198	$1,032,952

(1)
Reflects changes in assumptions including discount rates and prepayment speed assumptions, mostly due to changes in market interest rates.

Key Performance Indicators

        We monitor a number of key performance indicators to evaluate the performance of our business operations. Our loan production key performance indicators enable us to monitor our ability to generate gain on sale revenue as well as understand how our performance compares to the total mortgage origination market. Our servicing portfolio key performance indicators enable us to monitor the overall size of our servicing book of business, the related value of our mortgage servicing rights, and the health of the business as measured by the average MSR delinquency rate. Other key performance indicators for other Rocket Companies allow us to monitor both revenues and unit sales generated by these businesses. We also include Rockethomes.com average unique monthly visits, as we believe traffic on the site is an indicator of consumer interest.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        The following summarizes key performance indicators of the business:

	March 31,		Years Ended December 31,
(Units and $ in thousands)	2020	2019	2019	2018	2017
Rocket Mortgage(1)
Loan Production Data
Closed loan origination volume	$51,703,832	$22,318,791	$145,179,577	$83,121,668	$85,541,358
Direct to Consumer origination volume	31,759,729	15,417,737	92,476,450	64,152,307	70,938,189
Partner Network origination volume	19,944,103	6,901,054	52,703,127	18,969,361	14,603,169
Total Market Share	9.2%	6.9%	6.7%	5.0%	5.0%
Gain on sale margin(2)	3.25%	2.64%	3.19%	3.55%	3.97%
Servicing Portfolio Data
Total serviced UPB (includes subserviced)	$343,589,601	$324,423,525	$338,639,281	$314,735,582	$279,059,691
Total loans serviced (includes subserviced)	1,827.8	1,770.0	1,802.2	1,726.0	1,546.5
MSR fair value multiple(3)	2.19	3.35	3.01	3.80	3.43
Average MSR delinquency rate (60+)	0.92%	0.74%	1.01%	0.74%	1.47%
Other Rocket Companies
Amrock gross revenue	N/A	N/A	$558,622	$407,076	$480,758
Amrock settlement transactions	165.9	73.9	444.9	315.3	388.5
Rocket Homes gross revenue	N/A	N/A	$43,068	$35,576	$33,490
Rocket Homes real estate transactions	6.0	6.1	30.3	21.9	20.0
Rockethomes.com average unique monthly visits(5)	271.0	30.0	180.0	17.1	N/A
Rocket Loans gross revenue	N/A	N/A	$24,751	$17,482	$8,821
Rocket Loans closed units	4.0	4.4	25.7	19.6	11.6
Rock Connections gross revenue	N/A	N/A	$114,052	$109,246	$74,717
Rocket Auto car sales	8.3	3.6	20.0	9.7	0.1
Core Digital Media gross revenue	N/A	N/A	$237,239	$204,989	$95,326
Core Digital Media client inquiries generated	1,416.3	1,736.4	5,970.7	6,710.6	5,814.6
Total Other Rocket Companies gross revenue	$302,643	$199,979	$977,732	$774,369	$693,112
Total Other Rocket Companies net revenue(4)	$225,783	$125,103	$689,490	$558,534	$577,640

(1)
Rocket Mortgage origination volume, market share, and margins exclude all reverse mortgage activity.

(2)
Gain on sale margin is the gain on sale of loans, net divided by net rate lock volume for the period, excluding all reverse mortgage activity. Gain on sale of loans, net includes the net gain on sale of loans, fair value of originated MSRs, and fair value adjustment on loans held for sale, divided by the UPB of loans subject to IRLC's during the applicable period.

(3)
MSR fair market value multiple is a metric used to determine the relative value of the MSR asset in relation to the annualized retained servicing fee, which is the cash that the holder of the MSR asset would receive from the portfolio as of such date. It is calculated as the quotient of (a) the MSR fair market value as of a specified date divided by (b) the weighted average annualized retained servicing fee for our MSR portfolio as of such date. The weighted average annualized retained servicing fee for our MSR portfolio was 0.310% and 0.293% for the three months ended March 31, 2020 and 2019, respectively, and 0.307%, 0.283%, and 0.277% for the years ended December 31, 2019, 2018 and 2017, respectively. The vast majority of our portfolio consists of originated MSRs and consequently, the impact of purchased MSRs does not have a material impact on our weighted average service fee.

(4)
Net revenue presented above is calculated as gross revenues less intercompany revenue eliminations. A significant portion of the other Rocket Companies revenues is generated through intercompany transactions. These intercompany transactions take place with entities that are part of our ecosystem. Consequently, we view gross revenue of individual other Rocket

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

  Companies as a key performance indicator, and we consider net revenue of other Rocket Companies on a combined basis.

(5)
Rockethomes.com average unique monthly visits is calculated by a third party service that monitors website activity. This metric does not have a direct correlation to revenues and is used primarily to monitor consumer interest in the Rockethomes.com site.

Description of Certain Components of Financial Data

Components of revenue

        Our sources of revenue include gain on sale of loans, loan servicing income, interest income, and other income.

Gain on sale of loans, net

        Gain on sale of loans, net includes all components related to the origination and sale of mortgage loans, including (1) net gain on sale of loans, which represents the premium we receive in excess of the loan principal amount and certain fees charged by investors upon sale of loans into the secondary market, (2) loan origination fees, credits, points and certain costs, (3) provision for or benefit from investor reserves, (4) the change in fair value of interest rate locks ("IRLCs" or "rate lock") and loans held for sale, (5) the gain or loss on forward commitments hedging loans held for sale and IRLCs, and (6) the fair value of originated MSRs.

        An estimate of the gain on sale of loans, net is recognized at the time an IRLC is issued, net of an estimated pull-through factor. The pull-through factor is a key assumption and estimates the loan funding probability, as not all loans that reach IRLC status will result in a closed loan. Subsequent changes in the fair value of IRLCs and mortgage loans held for sale are recognized in current period earnings. When the mortgage loan is sold into the secondary market (i.e., funded), any difference between the proceeds received and the current fair value of the loan is recognized in current period earnings in gain on sale of loans.

        Loan origination fees generally include underwriting and processing fees. Loan origination costs include lender paid mortgage insurance, recording taxes, investor fees and other related expenses. Net loan origination fees and costs related to the origination of mortgage loans are recognized as a component of the fair value of IRLCs.

        We establish reserves for our estimated liabilities associated with the potential repurchase or indemnity of purchasers of loans previously sold due to representation and warranty claims by investors. Additionally, the reserves are established for the estimated liabilities from the need to repay, where applicable, a portion of the premium received from investors on the sale of certain loans if such loans are repaid in their entirety within a specified time period after the sale of the loans. The provision for or benefit from investor reserves is recognized in current period earnings in gain on sale of loans.

        We enter into derivative transactions to protect against the risk of adverse interest rate movements that could impact the fair value of certain assets, including IRLCs and loans held for sale. We primarily use forward loan sales commitments to hedge our interest rate risk exposure. Changes in the value of these derivatives, or hedging gains and losses, are included in gain on sale of loans.

        Included in gain on sale of loans, net is also the fair value of originated MSRs, which represents the estimated fair value of MSRs related to loans which we have sold and retained the right to service.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Loan servicing income

        The value of newly originated MSRs is recognized as a component of the gain on sale of loans, net when loans are sold and the associated servicing rights are retained. Loan servicing fee income consists of the contractual fees earned for servicing the loans and includes ancillary revenue such as late fees and modification incentives. Loan servicing fee income is recorded as earned, which is upon collection of payments from borrowers. We have elected to subsequently measure the MSRs at fair value on a recurring basis. Changes in fair value of MSRs, primarily due to the realization of expected cash flows and/or changes in valuation inputs and estimates, are recognized in current period earnings.

        We regularly perform a comprehensive analysis of the MSR portfolio in order to identify and sell certain MSRs that do not align with our strategy for retaining MSRs. To hedge against interest rate exposure on these assets, we enter into forward loan purchase commitments. Changes in the value of derivatives designed to protect against MSR value fluctuations, or MSR hedging gains and losses, are included as a component of servicing fee income.

Interest income, net

        Interest income, net is interest earned on mortgage loans held for sale net of the interest expense paid on our loan funding facilities.

Other income

        Other income includes revenues generated from Amrock (title insurance services, property valuation, and settlement services), Rocket Homes (real estate network referral fees), Rocket Auto (auto sales business revenues), Core Digital Media (third party lead generation revenues), Rock Connections (third party sales and support revenues), and professional service fees. The professional service fees represent amounts paid for services provided by Quicken Loans to affiliated companies. For additional information on such fees, see "Certain Relationships and Related Party Transactions—Transactions with RHI and other Related Parties" and Note 7, Transactions with Related Parties in the notes to the annual combined financial statements included elsewhere in this prospectus for additional detail. Services are provided primarily in connection with technology, facilities, human resources, accounting, training, and security functions. Other income also includes revenues from investment interest income.

Components of operating expenses

        Our operating expenses as presented in the condensed statement of operations data include salaries, commissions and team member benefits, general and administrative expenses, marketing and advertising expenses, and other expenses.

Salaries, commissions and team member benefits

        Salaries, commissions and team member benefits include all payroll and benefit related expenses for our team members.

General and administrative expenses

        General and administrative expenses primarily include occupancy costs, professional services, loan processing expenses on loans that do not close or that are not charged to clients on closed loans, commitment fees, fees on loan funding facilities, license fees, office expenses and other operating expenses.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Marketing and advertising expenses

        Marketing and advertising expenses are primarily related to performance and brand marketing.

Other expenses

        Other expenses primarily consist of depreciation and amortization on property and equipment, mortgage servicing related expenses, and state and local income taxes.

Income taxes

        Our Combined Businesses include C corporations that have elected to be treated as Subchapter S subsidiary corporations or single member limited liability companies, both of which are disregarded for federal income tax purposes. The RHI shareholders are responsible for the federal income tax liabilities of RHI and the Combined Businesses. Therefore, no provision for federal income taxes is reflected in the historical financial statements.

        Provision for income taxes in the combined financial statements are computed using the liability method. Under this method, deferred income taxes are provided for differences between the financial accounting and income tax basis of assets and liabilities. In assessing the need for a valuation allowance, both positive and negative evidence related to the likelihood of realization of the deferred tax assets is considered. If, based on the weight of the available evidence, it is more likely than not that the deferred tax assets will not be realized, a valuation allowance is recorded. Refer to Note 11, Income Taxes of the notes to the annual combined financial statements included elsewhere in this prospectus for further information.

        In connection with the completion of this offering and as a result of the reorganization transactions, we will become subject to U.S. federal and certain state taxes applicable to entities treated as corporations for U.S. federal income tax purposes on taxable income attributable to the Company's interest in Holdings.

Stock-based compensation

        Stock-based compensation is comprised of both equity and liability awards and is measured and expensed accordingly under Accounting Standards Codification ("ASC") 718 Compensation—Stock Compensation.

Non-Controlling Interest

        Our historical financial statements include a non-controlling interest reported since 2018 related to a minority interest in one of our subsidiaries.

        In connection with the reorganization transactions, we will be appointed as the sole managing member of Holdings pursuant to Holdings' limited liability company agreement. Because we will manage and operate the business and control the strategic decisions and day-to-day operations of Holdings and will also have a substantial financial interest in Holdings, we will consolidate the financial results of Holdings, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of RHI and Dan Gilbert to Holdings' net income (loss). We will hold approximately         % of the outstanding Holdings Units (or approximately         % of the outstanding Holdings Units if the underwriters exercise their option to purchase additional shares in full), and the remaining Holdings Units will be held by RHI and Dan Gilbert.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Future Public Company Expenses

        We expect our operating expenses to increase when we become a public company following this offering. We expect our accounting, legal and personnel-related expenses and directors' and officers' insurance costs to increase as we establish more comprehensive compliance and governance functions, maintain and review internal controls over financial reporting in accordance with Sarbanes-Oxley and prepare and distribute periodic reports as required by the rules and regulations of the SEC. As a result, our historical results of operations may not be indicative of our results of operations in future periods.

Results of Operations for the Three Months Ended March 31, 2020 and 2019

Summary of Operations

	Three Months Ended March 31,
Condensed Statement of Operations Data ($ in thousands)	2020	2019
Revenue
Gain on sale of loans, net	$1,822,109	$727,246
Servicing fee income	257,093	224,606
Change in fair value of MSRs	(991,252)	(475,701)
Interest income, net	34,583	23,439
Other income	244,302	132,182

Total revenue, net	1,366,835	631,772
Expenses
Salaries, commissions and team member benefits	683,450	457,778
General and administrative expenses	193,566	165,839
Marketing and advertising expenses	217,992	208,897
Interest and amortization expense on non-funding- debt	33,107	33,082
Other expenses	141,440	65,521

Total expenses	1,269,555	931,117

Net income (loss)	$97,280	$(299,345)
Net loss attributable to noncontrolling interest	441	327

Net income (loss) attributable to Rocket Companies	$97,721	$(299,018)

        Net income was $97.7 million for the three months ended March 31, 2020, an increase of $396.7 million, as compared to a net loss of $299.0 million for the three months ended March 31, 2019. The increase was primarily the result of higher gain on sale of loans, net of $1,094.9 million, or 150.5%, due to increased mortgage origination volume in 2020 and an increase in other income of $112.1 million, or 84.8% due primarily to revenues generated from title insurance services, property valuation and settlement services that were also driven by the increase in origination volume noted above. This was partially offset as the fair value of MSRs decreased by $991.3 million in 2020, compared to a decrease of $475.7 million in 2019. The decrease in fair value of MSRs was primarily driven by a greater decline in interest rates during the three months ended March 31, 2020, as compared to the three months ended March 31, 2019. In addition, salaries, commissions and team member benefits expenses increased by $225.7 million, or 49.3%, in 2020 as compared to 2019 primarily due to variable compensation related to increased production as well as an increase in team members in production roles to support our growth. General and administrative expenses increased by $27.7 million, or 16.7%, driven primarily by higher loan processing costs as a result of increased origination volumes. Other expenses increased $75.9 million, or 115.9%, due primarily to

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

expenses incurred from the sale of MSRs associated with prepayment provisions within the sales agreement, an increase in servicing payoff interest due to higher prepayments, and an increase in expenses incurred to support the higher level of title insurance services, property valuation and settlement services due to the increased origination volumes noted above.

Gain on sale of loans, net

        The components of gain on sale of loans for the periods presented were as follows:

	Three Months Ended March 31,
($ in thousands)	2020	2019
Net gain on sale of loans(1)	$1,412,133	$470,802
Fair value of originated MSRs	535,419	296,672
Benefit from (provision for) investor reserves	(1,577)	(493)
Fair value adjustment gain on loans held for sale and IRLCs	935,328	161,913
Revaluation loss from forward commitments economically hedging loans held for sale and IRLCs	(1,059,194)	(201,648)

Gain on sale of loans, net	$1,822,109	$727,246

(1)
Net gain on sale of loans represents the premium received in excess of the UPB, plus net origination fees.

        The table below provides details of the characteristics of our mortgage loan production for each of the periods presented:

	Three Months Ended March 31,
($ in thousands) Loan origination volume by type	2020	2019
Conventional Conforming	$37,914,886	$17,109,493
FHA/VA	10,788,785	4,157,791
Non Agency	3,000,161	1,051,507

Total mortgage loan origination volume	$51,703,832	$22,318,791
Portfolio metrics
Average loan amount	$277	$236
Weighted average loan-to-value ratio	72.94%	75.05%
Weighted average credit score	747	734
Weighted average loan rate	3.57%	4.62%
Percentage of loans sold
To GSEs and government	92.08%	92.37%
To other counterparties	7.92%	7.63%
Servicing-retained	94.39%	93.57%
Servicing-released	5.61%	6.43%
Net rate lock volume(1)	$56,049,944	$27,145,738
Gain on sale margin(2)	3.25%	2.64%

(1)
Net rate lock volume includes the UPB of loans subject to IRLCs, net of the pull-through factor as described in the "—Description of Certain Components of Financial Data" section above.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

(2)
Gain on sale margin is a ratio of gain on sale of loans, net to the net rate lock volume for the period as described above. Gain on sale of loans, net includes the net gain on sale of loans, fair value of originated MSRs, fair value adjustment gain on loans held for sale and IRLC's, and revaluation loss from forward commitments economically hedging loans held for sale and IRLCs. This metric is a measure of profitability for our on-going mortgage business and therefore excludes revenues from other Rocket Companies and reverse mortgage activity. See the table above for each of the components of gain on sale of loans, net.

        Gain on sale of loans, net was $1,822.1 million for the three months ended March 31, 2020, an increase of $1,094.9 million, or 150.6%, as compared with $727.2 million for the three months ended March 31, 2019. The increase in gain on sale of loans, net was primarily driven by increases in mortgage loan origination volume of $29.4 billion, or 131.7%. The increase also reflects an increase in gain on sale margin from 2.64% to 3.25%, reflecting favorable market conditions.

        Net gain on sales of loans increased $941.3 million, or 199.9%, to $1,412.1 million in the first quarter of 2020 compared to $470.8 million in the first quarter of 2019. This was driven by increased mortgage loan origination volume and increase in gain on sale margin noted above.

        The fair value of MSRs originated was $535.4 million for the three months ended March 31, 2020, an increase of $238.7 million, or 80.5%, as compared with $296.7 million during the three months ended March 31, 2019. The increase was primarily due to an increase funded loan volume noted above.

        Gain on sale of loans, net also includes unrealized gains and losses from the fair value changes in mortgage loans held for sale and IRLCs as well as realized and unrealized gains and losses from forward commitments used to hedge the loans held for sale and IRLCs. The net loss from these fair value changes was $123.9 million for the three months ended March 31, 2020, compared to a net loss of $39.7 million for the three months ended March 31, 2019 driven by changes in interest rates and loan volume.

Loan servicing (loss) income

        For the periods presented, loan servicing (loss) income consisted of the following:

	Three Months Ended March 31,
($ in thousands)	2020	2019
Retained servicing fee	$247,603	$215,343
Subservicing income	1,592	1,580
Ancillary income	7,898	7,683

Servicing fee income	257,093	224,606
Change in valuation model inputs or assumptions	(805,536)	(320,979)
Change in fair value of MSR hedge	62,209	—

Collection / realization of cash flows	(247,925)	(154,722)

Change in fair value of MSRs	(991,252)	(475,701)

Loan servicing (loss) income, net	$(734,159)	$(251,095)

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

	Three Months Ended March 31,
($ in thousands)	2020	2019
MSR UPB of loans serviced	$319,111,177	$305,398,743
Number of MSR loans serviced	1,732,569	1,686,652
UPB of loans subserviced and temporarily serviced	$24,478,424	$19,024,782
Number of loans subserviced and temporarily serviced	95,222	83,385
Total serviced UPB	$343,589,601	$324,423,525
Total loans serviced	1,827,791	1,770,037
MSR fair value	$2,170,638	$3,001,501
MSR delinquency count (60+) as % of total	0.92%	0.74%
Weighted average credit score	732	729
Weighted average LTV	76%	77%
Weighted average loan rate	4.03%	4.16%
Weighted average service fee	0.310%	0.293%

        Loan servicing loss, net was $734.2 million for the three months ended March 31, 2020, which compares to loan servicing loss, net of $251.1 million for the three months ended March 31, 2019. The increased loss was driven primarily by a reduction in fair market value of MSRs of $991.3 million in 2020 as compared to a reduction in fair market value of MSRs of $475.7 million in 2019. See discussion below on change in MSR fair value for additional discussion. This was partially offset by an increase in retained servicing fee revenue in 2020 of $32.3 million, or 15.0%, driven by a higher weighted average service fee, which increased from 0.293% to 0.310%, and an increase in the overall size of the retained servicing portfolio, which increased to $319.1 billion at March 31, 2020 from $305.4 billion at March 31, 2019. Between March 31, 2019 and March 31, 2020, our newly originated MSRs had a higher weighted average service fee as market conditions were such that we retained a higher level of excess servicing resulting in the increase noted above. We originate the vast majority of our MSR portfolio and did not purchase any MSRs during 2020 and 2019. Both purchased MSRs and subservicing revenues are not material sources of servicing fee income.

        The change in MSR fair value was a net loss of $991.3 million for the three months ended March 31, 2020, as compared with a net loss of $475.7 million for the three months ended March 31, 2019. The change in fair value during 2020 included $247.9 million of loss due to collection/realization of cash flows and a decrease in fair value due to change in valuation assumptions (net of hedges) of $743.3 million primarily driven by an increase in prepayment speeds from 14.5% at December 31, 2019 to 19.7% at March 31, 2020. The prepayment speed valuation assumption represents the annual rate at which serviced clients are estimated to repay their UPB. The decrease in fair value during 2019 included $154.7 million of due to collection/realization of cash flows, partially offset by an increase in fair value due to changes in valuation model inputs or assumptions of $321.0 million primarily driven by an increase in prepayment speeds from 10.8% at December 31, 2018 to 13.2% at March 31, 2019.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Interest income, net

        The components of interest income, net for the periods presented were as follows:

	Three Months Ended March 31,
($ in thousands)	2020	2019
Interest income	$74,042	$47,052
Interest expense on funding facilities	(39,459)	(23,613)

Interest income, net	$34,583	$23,439

        Interest income, net was $34.6 million for the three months ended March 31, 2020, an increase of $11.1 million, or 47.5%, as compared to $23.4 million for the three months ended March 31, 2019. The increase was driven by increased interest income due to higher production volume and partially offset by increased interest expense on funding facilities which was also driven by higher production volume.

Other income

        Other income increased $112.1 million, or 84.8%, to $244.3 million for the three months ended March 31, 2020 as compared to $132.2 million for the three months ended March 31, 2019. The increase was driven by revenues generated from title insurance services, property valuation and settlement services that were also driven by the increase in origination volume noted above.

Expenses

        Expenses for the periods presented were as follows:

	Three Months Ended March 31,
($ in thousands)	2020	2019
Salaries, commissions and team member benefits	$683,450	$457,778
General and administrative expenses	193,566	165,839
Marketing and advertising expenses	217,992	208,897
Interest and amortization expense on non-funding debt	33,107	33,082
Other expenses	141,440	65,521

Total expenses	$1,269,555	$931,117

        Total expenses were $1,269.6 million for the three months ended March 31, 2020, an increase of $338.4 million or 36.3%, as compared with $931.1 million for the three months ended March 31, 2019. This was driven primarily by increases in salaries, commissions and team member benefits, general and administrative expenses, and other expenses as described below.

        Salaries, commissions and team member benefits were $683.5 million for the three months ended March 31, 2020, an increase of $225.7 million, or 49.3%, as compared with $457.8 million for the three months ended March 31, 2019. The increase was primarily due to variable compensation related to increased production as well as an increase in team members in production roles to support our growth.

        General, selling and administrative expenses were $193.6 million for the three months ended March 31, 2020, an increase of $27.7 million, or 16.7%, as compared with $165.8 million for the three months ended March 31, 2019. The increase was driven primarily by increased loan processing expenses due to higher origination volumes.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        Other expenses were $141.4 million for the three months ended March 31, 2020, an increase of $75.9 million, or 115.9%, as compared with $65.5 million for the three months ended March 31, 2019. The increase was driven primarily by an increase in payoff interest expense, expenses incurred from the sale of MSRs associated with prepayment provisions within the sales agreement, and increase in expenses incurred to support the higher level of title insurance services, property valuation and settlement services due to the increased origination volumes noted above.

Results of Operations for the Years Ended December 31, 2019 and 2018

Summary of Operations

	Year Ended December 31,
Condensed Statement of Operations Data ($ in thousands)	2019	2018
Revenue
Gain on sale of loans, net	$4,911,307	$2,927,888
Servicing fee income	950,221	820,370
Change in fair value of MSRs	(1,596,631)	(228,723)
Interest income, net	115,834	101,602
Other income	739,168	588,412

Total revenue, net	5,119,899	4,209,549
Expenses
Salaries, commissions and team member benefits	2,082,058	1,703,197
General and administrative expenses	683,116	591,372
Marketing and advertising expenses	905,000	878,027
Interest and amortization expense on non-funding debt	136,853	130,022
Other expenses	420,485	294,314

Total expenses	4,227,512	3,596,932

Net income	$892,387	$612,617
Net loss attributable to noncontrolling interest	1,367	272

Net income attributable to Rocket Companies	$893,754	$612,889

        Net income was $892.4 million for the year ended December 31, 2019, an increase of $279.8 million, or 45.7%, as compared to $612.6 million for the year ended December 31, 2018. The increase was primarily the result of higher gain on sale of loans, net of $1,983.4 million, or 67.7%, due to increased mortgage origination volume in 2019, an increase in other income of $150.8 million, or 25.6% driven by revenues generated from title insurance services, property valuation and settlement services that were also driven by the increase in origination volume noted above, and an increase in servicing fee income of $129.9 million, or 15.8%, due to an increase in the servicing portfolio during the year. These items were partially offset as the fair value of MSRs decreased by $1,596.6 million in 2019, compared to a decrease of $228.7 million in 2018. The decrease in fair value of MSRs was driven by the decline in interest rates as of December 31, 2019, as compared to December 31, 2018. In addition, salaries, commissions and team member benefits expenses increased by $378.9 million, or 22.2%, in 2019 as compared to 2018 primarily due to variable compensation related to increased production as well as an increase in team members in production roles to support our growth. General and administrative expenses increased by $91.7 million, or 15.5%, driven primarily by higher loan processing costs as a result of increased origination volumes and expenses in connection with a resolution with the Department of Justice in 2019. Other expenses increased $126.2 million, or 42.9%, due primarily to expenses incurred from the sale of MSRs associated with prepayment provisions within the sales agreement, an increase in servicing payoff interest due to higher prepayments, and increase in expenses incurred to support the higher level of title insurance services, property valuation and settlement services due to the increased origination volumes noted above.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Gain on sale of loans, net

        The components of gain on sale of loans for the periods presented were as follows:

	Year Ended December 31,
($ in thousands)	2019	2018
Net gain on sale of loans(1)	$3,259,530	$1,774,659
Fair value of originated MSRs	1,771,651	959,172
Benefit from (provision for) investor reserves	1,872	(7,419)
Fair value adjustment gain on loans held for sale and IRLCs	427,749	(7,297)
Revaluation loss from forward commitments economically hedging loans held for sale and IRLCs	(549,495)	208,773

Gain on sale of loans, net	$4,911,307	$2,927,888

(1)
Net gain on sale of loans represents the premium received in excess of the UPB, plus net origination fees.

        The table below provides details of the characteristics of our mortgage loan production for each of the periods presented:

	Year Ended December 31,
($ in thousands) Loan origination volume by type	2019	2018
Conventional Conforming	$104,070,952	$60,840,127
FHA/VA	33,690,730	17,686,473
Non Agency	7,417,895	4,595,068

Total mortgage loan origination volume	$145,179,577	$83,121,668
Portfolio metrics
Average loan amount	$262	$220
Weighted average loan-to-value ratio	75.65%	75.70%
Weighted average credit score	740	731
Weighted average loan rate	4.02%	4.65%
Percentage of loans sold
To GSEs and government	90.86%	91.18%
To other counterparties	9.14%	8.82%
Servicing-retained	96.11%	95.70%
Servicing-released	3.89%	4.30%
Net rate lock volume(1)	$152,183,984	$81,510,865
Gain on sale margin(2)	3.19%	3.55%

(1)
Net rate lock volume includes the UPB of loans subject to IRLCs, net of the pull-through factor as described in the "—Description of Certain Components of Financial Data" section above.

(2)
Gain on sale margin is a ratio of gain on sale of loans, net to the net rate lock volume for the period as described above. Gain on sale of loans, net includes the net gain on sale of loans, fair value of originated MSRs, fair value adjustment gain on loans held for sale and IRLCs, and revaluation loss from forward commitments economically hedging loans held for sale and IRLCs. This metric is a measure of profitability for our on-going mortgage business and therefore excludes revenues from other Rocket Companies and reverse mortgage activity. See the table above for each of the components of gain on sale of loans, net.

        Gain on sale of loans, net was $4,911.3 million for the year ended December 31, 2019, an increase of $1,983.4 million, or 67.7%, as compared with $2,927.9 million for the year ended

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

December 31, 2018. The increase in gain on sale of loans, net was primarily driven by increases in mortgage loan origination volume of $62.1 billion, or 74.7%. These were partially offset by a decrease in gain on sale margin to 3.19% in 2019 compared to 3.55% due to a shift in the mix of our business due to growth in the Partner Network segment. See "—Summary results by segment for the years ended December 31, 2019, 2018 and 2017" below for additional detail.

        Net gain on sales of loans increased $1,484.9 million, or 83.7%, to $3,259.5 million in 2019 compared to $1,774.7 million in 2018. This was driven by increased mortgage loan origination volume noted above.

        The fair value of MSRs originated was $1,771.7 million for the year ended December 31, 2019, an increase of $812.5 million, or 84.7%, as compared with $959.2 million during the year ended December 31, 2018. The increase was primarily due to an increase funded loan volume noted above.

        Gain on sale of loans, net also includes unrealized gains and losses from the fair value changes in mortgage loans held for sale and IRLCs as well as realized and unrealized gains and losses from forward commitments used to hedge the loans held for sale and IRLCs. The net loss from these fair value changes was $121.7 million for the year ended December 31, 2019, compared to a net gain of $201.5 million for the year ended December 31, 2018 driven by changes in interest rates and loan volume.

Loan servicing (loss) income

        For the periods presented, loan servicing (loss) income consisted of the following:

	Year Ended December 31,
($ in thousands)	2019	2018
Retained servicing fee	$910,870	$790,106
Subservicing income	8,186	6,676
Ancillary income	31,165	23,588

Servicing fee income	950,221	820,370
Change in valuation model inputs or assumptions	(784,401)	326,637
Change in fair value of MSR hedge	(5,500)	—

Collection / realization of cash flows	(806,730)	(555,360)

Change in fair value of MSRs	(1,596,631)	(228,723)

Loan servicing (loss) income, net	$(646,410)	$591,647

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

	Year Ended December 31,
($ in thousands)	2019	2018
MSR UPB of loans serviced	$311,718,188	$297,558,369
Number of MSR loans serviced	1,698,938	1,647,313
UPB of loans subserviced and temporarily serviced	$26,921,093	$17,177,213
Number of loans subserviced and temporarily serviced	103,305	78,704
Total serviced UPB	$338,639,281	$314,735,582
Total loans serviced	1,802,243	1,726,017
MSR fair value	$2,874,972	$3,180,530
MSR delinquency count (60+) as % of total	1.01%	0.74%
Weighted average credit score	730	731
Weighted average LTV	76%	76%
Weighted average loan rate	4.09%	4.12%
Weighted average service fee	0.307%	0.283%

        Loan servicing loss, net was $646.4 million for the year ended December 31, 2019, which compares to loan servicing income of $591.6 million for the year ended December 31, 2018. The decrease was driven primarily by a reduction in fair market value of MSRs of $1,596.6 million in 2019 as compared to a reduction in fair market value of MSRs of $228.7 million in 2018. See discussion below on change in MSR fair value for additional discussion. This was partially offset by an increase in retained servicing fee revenue in 2019 of $120.8 million, or 15.3%, driven by a higher weighted average service fee, which increased from 0.283% to 0.307%, and an increase in the overall size of the retained servicing portfolio, which increased to $311.7 billion from $297.6 billion. During 2019, our newly originated MSRs had a higher weighted average service fee as market conditions were such that we retained a higher level of excess servicing resulting in the increase noted above. We originate the vast majority of our MSR portfolio and did not purchase any MSRs during 2019 and 2018. Both purchased MSRs and subservicing revenues are not material sources of servicing fee income.

        The change in MSR fair value was a net loss of $1,596.6 million for the year ended December 31, 2019, as compared with a net loss of $228.7 million for the year ended December 31, 2018. The change in fair value during 2019 included $806.7 million of loss due to collection/realization of cash flows and a decrease in fair value due to change in valuation assumptions of $784.4 million primarily driven by an increase in prepayment speeds from 10.8% at December 31, 2018 to 14.5% at December 31, 2019. The prepayment speed valuation assumption represents the annual rate at which serviced clients are estimated to repay their UPB. The decrease in fair value during 2018 included $555.4 million of due to collection/realization of cash flows, partially offset by an increase in fair value due to changes in valuation model inputs or assumptions of $326.6 million primarily driven by a decrease in prepayment speeds from 11.9% at December 31, 2017 to 10.8% at December 31, 2018. To determine our discount rate assumption, we consider a wide range of factors including industry surveys on what market participants are using for discount rates, advice from third party valuation experts, and current market conditions. Based on consideration of these factors, our discount rate assumption was lower at December 31, 2019 as compared to December 31, 2018.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Interest income, net

        The components of interest income, net for the periods presented were as follows:

	Year Ended December 31,
($ in thousands)	2019	2018
Interest income	$250,750	$200,927
Interest expense on funding facilities	134,916	99,325

Interest income, net	$115,834	$101,602

        Interest income, net was $115.8 million for the year ended December 31, 2019, an increase of $14.2 million, or 14%, as compared to $101.6 million for the year ended December 31, 2018. The increase was driven by increased interest income due to higher production volume and partially offset by increased interest expense on funding facilities which was also driven by higher production volume.

Other income

        Other income increased $150.8 million, or 25.6%, to $739.2 million for the year ended December 31, 2019 as compared to $588.4 million for the year ended December 31, 2018. The increase was driven by revenues generated from title insurance services, property valuation and settlement services due to the increase in origination volume noted above during 2019.

Expenses

        Expenses for the periods presented were as follows:

	Year Ended December 31,
($ in thousands)	2019	2018
Salaries, commissions and team member benefits	$2,082,058	$1,703,197
General and administrative expenses	683,116	591,372
Marketing and advertising expenses	905,000	878,027
Interest and amortization expense on non-funding debt	136,853	130,022
Other expenses	420,485	294,314

Total expenses	$4,227,512	$3,596,932

        Total expenses were $4,227.5 million for the year ended December 31, 2019, an increase of $630.6 million or 17.5%, as compared with $3,596.9 million for the year ended December 31, 2018. This was driven primarily by increases in salaries, commissions and team member benefits, general and administrative expenses, and other expenses as described below.

        Salaries, commissions and team member benefits were $2,082.1 million for the year ended December 31, 2019, an increase of $378.9 million, or 22.2%, as compared with $1,703.2 million for the year ended December 31, 2018. The increase was primarily due to variable compensation related to increased production as well as an increase in team members in production roles to support our growth.

        General, selling and administrative expenses were $683.1 million for the year ended December 31, 2019, an increase of $91.7 million, or 15.5%, as compared with $591.4 million for the year ended December 31, 2018. The increase was driven primarily by increased loan processing expenses due to higher origination volumes and expenses associated with a resolution with the Department of Justice in 2019.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        Other expenses were $420.5 million for the year ended December 31, 2019, an increase of $126.2 million, or 42.9%, as compared with $294.3 million for the year ended December 31, 2018. The increase was driven primarily by an increase in payoff interest expense, expenses incurred from the sale of MSRs, and increase in expenses incurred to support the higher level of title insurance services, property valuation and settlement services due to the increased origination volumes noted above.

Results of Operations for the Years Ended December 31, 2018 and 2017

Summary of Operations

	Year Ended December 31,
Condensed Statement of Operations Data ($ in thousands)	2018	2017
Revenue
Gain on sale of loans, net	$2,927,888	$3,379,196
Servicing fee income	820,370	696,639
Change in fair value of MSRs	(228,723)	(569,391)
Interest income, net	101,602	56,609
Other income	588,412	586,829

Total revenue, net	4,209,549	4,149,882
Expenses
Salaries, commissions and team member benefits	1,703,197	1,686,811
General and administrative expenses	591,372	540,640
Marketing and advertising expenses	878,027	787,844
Interest and amortization expense on non-funding debt	130,022	77,967
Other expenses	294,314	285,911

Total expenses	3,596,932	3,379,173

Net income	$612,617	$770,709
Net loss (income) attributable to noncontrolling interest	272	(8)

Net income attributable to Rocket Companies	$612,889	$770,701

        Net income was $612.6 million for the year ended December 31, 2018, a decrease of $158.1 million, or 20.5%, as compared to $770.7 million for the year ended December 31, 2017. The decrease was primarily the result of lower gain on sale of loans, net of $451.3 million and higher expenses of $217.8 million primarily due to higher marketing and advertising expenses of $90.2 million, and an increase in interest and amortization expense on non-funding debt of $52.1 million. These items were partially offset by an increase in loan servicing fee income of $123.7 million and a change in MSR value during 2018 of $340.7 million due to rising interest rate conditions that occurred during 2018.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Gain on sale of loans, net

        The components of gain on sale of loans for the periods presented were as follows:

	Year Ended December 31,
($ in thousands)	2018	2017
Net gain on sale of loans(1)	$1,774,659	$2,675,619
Fair value of originated MSRs	959,172	813,085
Provision for investor reserves	(7,419)	(1,297)
Fair value adjustment gain on loans held for sale and IRLCs	(7,297)	38,123
Revaluation loss from forward commitments economically hedging loans held for sale and IRLCs	208,773	(146,334)

Gain on sale of loans, net	$2,927,888	$3,379,196

(1)
Net gain on sale of loans represents the premium received in excess of the UPB, and loan level price adjustments charged by investors upon sale of the loans sold into the secondary market, plus net origination fees.

        The table below provides details of the characteristics of our mortgage loan production for each of the periods presented:

	Year Ended December 31,
($ in thousands) Loan origination volume by type	2018	2017
Conventional Conforming	$60,840,127	$59,682,164
FHA/VA	17,686,473	20,139,490
Non Agency	4,595,068	5,719,704
Total mortgage loan origination volume	$83,121,668	$85,541,358
Portfolio metrics
Average loan amount	$220	$208
Weighted average loan-to-value ratio	75.70%	75.29%
Weighted average credit score	731	731
Weighted average loan rate	4.65%	4.06%
Percentage of loans sold
To GSEs and government	91.18%	92.02%
To other counterparties	8.82%	7.98%
Servicing-retained	95.70%	95.60%
Servicing-released	4.30%	4.40%
Net rate lock volume(1)	$81,510,865	$83,624,940
Gain on sale margin(2)	3.55%	3.97%

(1)
Net rate lock volume includes the UPB of loans subject to IRLCs, net of the pull-through factor as described in the section "—Description of Certain Components of Financial Data" above.

(2)
Gain on sale margin is a ratio of gain on sale of loans, net to the net rate lock volume for the period as described above. Gain on sale of loans, net includes the net gain on sale of loans, fair value of originated MSRs, fair value adjustment gain on loans held for sale and IRLCs, and revaluation loss from forward commitments economically hedging loans held for sale and IRLCs. This metric is a measure of profitability for our on-going mortgage business and therefore excludes revenues from other Rocket

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

  Companies and reverse mortgage activity. See the table above for each of the components of gain on sale of loans, net.

        Gain on sale of loans, net was $2,927.9 million for the year ended December 31, 2018, a decrease of $451.3 million, or 13.4%, as compared with $3,379.2 million for the year ended December 31, 2017. Loan origination volume decreased $2.4 billion, or 2.8%, to $83.1 billion for the year ended December 31, 2018 from $85.5 billion for the year ended December 31, 2017. Gain on sale of loans, net was also impacted by a reduction in gain on sale margin to 3.55% in 2018 compared to 3.97% in 2017 due to a shift in the mix of our business due to growth in the Partner Network segment. For a discussion of our business segment results, see "—Summary results by segment for the years ended December 31, 2019, 2018 and 2017" and "Note 16, Segments" of the combined financial statements included elsewhere in this prospectus.

        Net gain on sales of loans decreased $901.0 million, or 33.7%, to $1,774.7 million in 2018 compared to $2,675.6 million in 2017. The decrease was driven by the reduction in rate lock volume as noted above. The decrease was partially offset by an increase in the average servicing fee retained for MSRs originated in 2018 as compared to 2017.

        The fair value of MSRs originated was $959.2 million for the year ended December 31, 2018, an increase of $146.1 million, or 18.0%, as compared with $813.1 million during the year ended December 31, 2017. The increase was primarily due to an increase in the average servicing fee retained for MSRs originated in 2018 as compared to 2017.

        Gain on sale of loans, net also includes unrealized gains and losses from the fair value changes in mortgage loans held for sale and IRLCs as well as realized and unrealized gains and losses from forward commitments used to hedge the loans held for sale and IRLCs. The net gain from these fair value changes was $201.5 million for the year ended December 31, 2018, and increase of $309.7 million, compared to a net loss of $108.2 million for the year ended December 31, 2017 driven primarily by changes in interest rates.

Loan servicing (loss) income

        For the periods presented, loan servicing (loss) income consisted of the following:

	Year Ended December 31,
($ in thousands)	2018	2017
Retained servicing fee	$790,106	$671,445
Subservicing income	6,676	7,166
Ancillary income	23,588	18,028

Servicing fee income	820,370	696,639
Change in valuation model inputs or assumptions	326,637	(81,337)
Collection / realization of cash flows	(555,360)	(488,054)

Change in fair value of MSRs	(228,723)	(569,391)

Loan servicing income, net	$591,647	$127,248

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

	Year Ended December 31,
($ in thousands)	2018	2017
MSR UPB of loans serviced	$297,558,369	$259,894,836
Number of MSR loans serviced	1,647,313	1,455,373
UPB of loans subserviced and temporarily serviced	$17,177,213	$19,164,855
Number of loans subserviced and temporarily serviced	78,704	91,127
Total serviced UPB	$314,735,582	$279,059,691
Total loans serviced	1,726,017	1,546,500
MSR fair value	$3,180,530	$2,450,081
MSR delinquency count (60+) as % of total	0.74%	1.47%
Weighted average credit score	731	732
Weighted average LTV	76%	76%
Weighted average note rate	4.12%	3.95%
Weighted average service fee	0.283%	0.277%

        Loan servicing income, net increased $464.4 million, or 365.0%, to $591.6 million for the year ended December 31, 2018, which compares to loan servicing income, net of $127.2 million for the year ended December 31, 2017. The increase was driven primarily by a reduction in fair market value of MSRs of $228.7 million in 2018 as compared to a reduction in fair market value of MSRs of $569.4 million in 2017. See change in MSR fair value discussion below for further detail. In addition, retained servicing fee revenue increased $118.7 million in 2018 as compared to 2017 as described below, to $790.1 million in 2018 from $671.4 million in 2017 driven by a higher weighted average service fee, which increased from 0.277% in 2017 to 0.283% in 2018, and in increase in the overall size of the retained servicing portfolio, which increased from $259.9 billion at December 31, 2017 to $297.6 billion at December 31, 2018.

        The change in MSR fair value was a net loss of $228.7 million for the year ended December 31, 2018, as compared with a net loss of $569.4 million for the year ended December 31, 2017. The change in fair value during 2018 included $555.4 million of loss due to collection/realization of cash flows, partially offset by an increase in fair value due to change in valuation assumptions of $326.6 million primarily driven by a decrease in prepayment speeds from 11.9% at December 31, 2017 to 10.8% at December 31, 2018. The change in fair value during 2017 included $488.1 million of due to collection/realization of cash flows and a decrease in fair value due to changes in valuation model inputs or assumptions of $81.3 million primarily driven by an increase in prepayment speeds from 11.0% at December 31, 2016 to 11.9% at December 31, 2017.

Interest income, net

        The components of interest income, net for the periods presented were as follows:

	Year Ended December 31,
Condensed Statement of Operations Data ($ in thousands)	2018	2017
Interest income	$200,927	$159,581
Interest expense on funding facilities	99,325	102,972

Interest income, net	$101,602	$56,609

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        Interest income, net was $101.6 million for the year ended December 31, 2018, an increase of $45.0 million, or 79.5%, as compared to $56.6 million for the year ended December 31, 2017. Interest income increased $41.3 million, or 25.9% to $200.9 million in 2018 from $159.6 million in 2017 as the interest rate environment was higher in 2018 as compared to 2017. Interest expense on funding facilities decreased $3.7 million, or 3.5% to $99.3 million in 2018 as compared to $103.0 million in 2017. The decrease in interest expense was driven by an increase in self-funding, which reduced funding levels on funding facilities and was partially offset by the rising interest rate environment in 2018 noted above.

Expenses

	Year Ended December 31,
($ in thousands)	2018	2017
Salaries, commissions and team member benefits	$1,703,197	$1,686,811
General and administrative expenses	591,372	540,640
Marketing and advertising expenses	878,027	787,844
Interest and amortization expense on non-funding-debt	130,022	77,967
Other expenses	294,314	285,911

Total expenses	$3,596,932	$3,379,173

        Expenses for the periods presented were as follows:

        Total expenses were $3,596.9 million for the year ended December 31, 2018, an increase of $217.7 million or 6.4%, as compared with $3,379.2 million for the year ended December 31, 2017. This was driven primarily by increases in marketing and advertising expenses, and interest and amortization expense on non-funding debt as described below.

        Marketing and advertising expenses were $878.0 million for the year ended December 31, 2018, an increase of $90.2 million, or 11.4%, as compared to $787.8 million for the year ended December 31, 2017. Many factors impact the overall effectiveness and magnitude of our marketing and advertising spend. Market conditions impact the relative cost of performance marketing and general economic conditions as well as the interest rate environment impact the level of consumer interest. During 2018, we increased our level of investment in performance marketing and brand spend, including a Super Bowl commercial in February 2018 and increased levels of brand sponsorship spend during the year to drive increased consumer awareness.

        Interest and amortization expense on non-funding debt was $130.0 million for the year ended December 31, 2018, an increase of $52.1 million, or 66.8%, as compared with $78.0 million for the year ended December 31, 2017. The increase in 2018 was driven by the full 12 months of interest expense related to the 5.250% Senior Notes that were issued in December 2017, compared to one month of expense in 2017.

Summary results by segment for the three months ended March 31, 2020 and 2019 and the years ended December 31, 2019, 2018 and 2017

        Our operations are organized by distinct marketing channels which promote client acquisition into our ecosystem and include two reportable segments: Direct to Consumer and Partner Network. In the Direct to Consumer segment, we directly interact with clients and potential clients using various performance marketing channels. Servicing activities are viewed as an extension of the client experience with the primary objective of establishing and maintaining positive, regular touchpoints with our clients, which positions us to recapture the clients' next refinance or purchase mortgage

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

transaction. Consequently, we view servicing as an integral component of the Direct to Consumer segment.

        In the Partner Network segment, we are focused on aligning our brand with other high-quality consumer-focused influencers and marketing partnerships who utilize our platform to provide their clients mortgage solutions with a superior client experience.

        We measure the performance of the segments primarily on a contribution margin basis. Contribution margin is intended to measure the direct profitability of each segment and is calculated as Adjusted Revenue less directly attributable expenses. Adjusted Revenue is a non-GAAP financial measure described above. Directly attributable expenses include salaries, commissions and team member benefits, general and administrative expenses and other expenses, such as direct servicing costs and origination costs. For segments, we measure gain on sale margin of funded loans and refer to this metric as 'funded loan gain on sale margin.' A loan is considered funded, when it is sold to investors on the secondary market. Funded loan margin represents revenues on loans that have been funded divided by the funded UPB amount. Funded loan gain on sale margin is used specifically in the context of measuring the gain on sale margins of our Direct to Consumer and Partner Network segments. Funded loan gain on sale margin is an important metric in evaluating the revenue generating performance of our segments as it allows us to measure this metric at a segment level with a high degree of precision. By contrast, 'gain on sale margin', which we use outside of the segment discussion, measures the gain on sale revenue generation of our combined mortgage business. See below for overview and discussion of segment results for the three months ended March 31, 2020 and 2019 and the years ended December 31, 2019, 2018 and 2017. For additional discussion, see Note 12, Segments of the interim condensed combined financial statements and Note 16, Segments of the annual combined financial statements included elsewhere in this prospectus.

Direct to Consumer Results

	Three Months March 31,		Year Ended December 31,
($ in thousands)	2020	2019	2019	2018	2017
Funded Loan Volume	$31,691,113	$14,456,801	$88,939,029	$68,110,405	$71,093,437
Funded Loan Gain on Sale Margin	4.69%	4.06%	4.45%	4.13%	4.41%
Revenue
Gain on sale	$1,468,949	$665,774	$4,318,930	$2,660,452	$3,109,063
Interest income	47,311	34,400	170,249	155,305	132,104
Interest expense on funding facilities	(25,385)	(17,222)	(91,650)	(76,830)	(85,956)
Service fee income	255,990	223,343	946,557	818,085	695,713
Changes in fair value of MSRs	(991,252)	(475,176)	(1,596,631)	(228,723)	(569,391)
Other income	145,023	76,718	443,290	344,230	395,883

Total Revenue	900,636	507,837	4,190,745	3,672,519	3,677,416
Decrease (increase) in MSRs due to valuation assumptions (net of hedges)	743,327	320,979	789,901	(326,637)	81,337

Adjusted Revenue	$1,643,963	$828,816	$4,980,646	$3,345,882	$3,758,753
Less: Directly Attributable Expenses(1)	780,621	544,289	2,571,121	2,209,487	2,197,983

Contribution Margin	$863,342	$284,527	$2,409,525	$1,136,395	$1,560,770

(1)
Direct expenses attributable to operating segments exclude corporate overhead, depreciation and amortization, and interest and amortization expense on non-funding debt.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        For the three months ended March 31, 2020, Direct to Consumer Adjusted Revenue increased $815.1 million, or 98.4% to $1,644.0 million from $828.8 million for the three months ended March 31, 2019. The increase was driven by growth in Direct to Consumer mortgage originations resulting in an increase in gain on sale revenue of $803.2 million, or 120.6%, in 2020. On a funded loan basis, the Direct to Consumer segment generated $31.7 billion in 2020, an increase of $17.2 billion, or 119.2% as compared to 2019. In addition, funded loan gain on sale margin was 4.69% in 2020 as compared to 4.06% in 2019, driven primarily by capacity constraints in the industry which led to margin expansion during 2020 as compared to 2019. The increase in adjusted revenue also reflects an increase in other income of $68.3 million, or 89.0%, related primarily to revenues generated from title insurance services, property valuation and settlement services from increased origination levels. Revenues from title insurance services, property valuation and settlement services are generated by Amrock. In addition, service fee income increased $32.6 million, or 14.6%, due to an increase in the servicing portfolio during 2019. These increases were partially offset by an increase in collection/realization of servicing cash flows in 2020 as compared to 2019. Collection/realization of servicing cash flows is reflected in the changes in fair value of MSRs line item in the table above.

        For the three months ended March 31, 2020, Direct to Consumer Attributable Expenses increased $236.3 million, or 43.4%, to $780.6 million in 2020 compared to $544.3 million in 2019. The increase was primarily due to an increase in variable compensation and an increase in team members in production roles needed to support growth. The increase in also reflects greater loan processing costs due to higher origination volumes and an increase in expenses incurred to support the higher level of title insurance services, valuation and settlement services due to the increased origination volumes noted above, as well as an increase payoff interest expense, and costs incurred during in connection with the MSR sales.

        For the three months ended March 31, 2020, Direct to Consumer Contribution Margin increased $578.8 million, or 203.4%, to $863.3 million compared to $284.5 million for the three months ended March 31, 2019. The increase in Contribution Margin was driven primarily by the increase in Direct to Consumer originations and higher funded loan gain on sale margin noted above.

        For the year ended December 31, 2019, Direct to Consumer Adjusted Revenue increased $1,634.8 million, or 48.9% to $4,980.6 million from $3,345.9 million for the year ended December 31, 2018. The increase was driven by growth in Direct to Consumer mortgage originations resulting in an increase in gain on sale revenue of $1,658.5 million, or 62.3%, in 2019. On a funded loan basis, the Direct to Consumer segment generated $88.9 billion in 2019, an increase of $20.8 billion, or 30.6% as compared to 2018. In addition, funded loan gain on sale margin was 4.45% in 2019 as compared to 4.13% in 2018, driven primarily by more favorable market conditions in 2019 as compared to 2018. The increase in adjusted revenue also reflects an increase in other income of $99.1 million, or 28.8%, related primarily to revenues generated from title insurance services, property valuation and settlement services from increased origination levels and an increase in service fee income of $128.5 million, or 15.7%, due to an increase in the servicing portfolio during 2019. These increases were partially offset by an increase in collection/realization of servicing cash flows in 2019 as compared to 2018. Collection/realization of servicing cash flows is reflected in the changes in fair value of MSRs line item in the table above.

        For the year ended December 31, 2019, Direct to Consumer Directly Attributable Expenses increased $361.6 million, or 16.4%, to $2,571.1 million in 2019 compared to $2,209.5 million in 2018. The increase was primarily due to an increase in variable compensation and an increase in team members in production roles needed to support growth. The increase in also reflects greater loan processing costs due to higher origination volumes and an increase in expenses incurred to support the higher level of title insurance services, property valuation and settlement services due to

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

the increased origination volumes noted above, as well as an increase in marketing and advertising expenses, payoff interest expense, costs incurred during in connection with the MSR sales.

        For the year ended December 31, 2019, Direct to Consumer Contribution Margin increased $1,273.1 million, or 112.0%, to $2,409.5 million in 2019 compared to $1,136.4 million in 2018. The increase in Contribution Margin was driven primarily by the increase in Direct to Consumer originations and higher funded loan gain on sale margin noted above.

        For the year ended December 31, 2018, Direct to Consumer Adjusted Revenue decreased $412.9 million, or 11.0% to $3,345.9 million from $3,758.8 million for the year ended December 31, 2017. The decrease was driven by reduced Direct to Consumer mortgage originations resulting in a decrease in gain on sale revenue of $448.6 million, or 14.4%, in 2018. On a funded loan basis, the Direct to Consumer segment generated $68.1 billion in 2018, a decrease of $3.0 billion, or 4.2%, as compared to 2017. In addition, funded loan gain on sale margin was 4.13% in 2018 as compared to 4.41% in 2017, driven primarily by less favorable market conditions in 2018 as compared to 2017. The decrease in adjusted revenue also reflects a decrease in other income of $51.7 million, or 13.0%, related primarily to a reduction in title insurance services, property valuation and settlement services due to decreased origination levels. The decrease in adjusted revenue was partially offset by an increase in service fee income of $122.4 million, or 17.6%, due to an increase in the servicing portfolio during 2018. In addition, the fair value of MSRs decreased $228.7 million in 2018, compared to a decrease of $569.4 million in 2017. The lower decrease in 2018 was driven by a rising interest rate environment in 2018.

        For the year ended December 31, 2018, Direct to Consumer Contribution Margin decreased $424.4 million, or 27.2%, to $1,136.4 million in 2018 compared to $1,560.8 million in 2017. The decrease in contribution margin was driven primarily by the lower Direct to Consumer originations and decrease in funded loan gain on sale margin noted above.

Partner Network Results

	Three Months March 31,		Year Ended December 31,
($ in thousands)	2020	2019	2019	2018	2017
Funded Loan Volume	$19,332,091	$5,439,398	$46,737,407	$17,894,112	$13,256,331
Funded Loan Gain on Sale Margin	0.79%	0.74%	0.77%	1.21%	1.57%
Revenue
Gain on sale	345,330	50,126	538,421	224,151	211,861
Interest income	25,571	12,036	76,829	44,024	25,949
Interest expense on funding facilities	(13,720)	(6,026)	(41,359)	(21,779)	(16,884)
Other income	19,609	6,579	22,423	4,662	2,937

Total Revenue	376,790	62,715	596,314	251,058	223,863
Decrease (increase) in MSRs due to valuation assumptions (net of hedges)	—	—	—	—	—

Adjusted Revenue	376,790	62,715	596,314	251,058	223,863
Less: Directly Attributable Expenses	91,944	42,988	245,282	125,232	108,755

Total Contribution Margin	284,846	19,727	351,032	125,826	115,108

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        For the three months ended March 31, 2020, Partner Network Adjusted Revenue increased $314.1 million, or 500.8% to $376.8 million from $62.7 million for the three months ended March 31, 2019. The increase was driven by growth in Partner Network mortgage originations resulting in an increase in gain on sale revenue of $295.2 million, or 588.9%, in 2020. On a funded loan basis, the Partner Network segment generated $19.3 billion in 2020, an increase of $13.9 billion, or 255.4% as compared to 2019. In addition, funded loan gain on sale margin was 0.79% in 2020 as compared to 0.74% in 2019, driven primarily by more favorable market conditions in 2020 as compared to 2019.

        For the three months ended March 31, 2020, Partner Network Attributable Expenses increased $49.0 million, or 113.9%, to $91.9 million in 2020 compared to $43.0 million in 2019. The increase was primarily due to an increase in variable compensation and an increase in team members in production roles needed to support growth.

        For the three months ended March 31, 2020, Partner Network Contribution Margin increased $265.1 million, or 1,343.9%, to $284.8 million, compared to $19.7 million for the three months ended March 31, 2019. The increase in Contribution Margin was driven primarily by the increase in Partner Network originations and higher funded loan gain on sale margin noted above.

        For the year ended December 31, 2019 Partner Network Adjusted Revenue increased $345.3 million, or 137.5% to $596.3 million from $251.1 million for the year ended December 31, 2018. The increase was driven by growth in Partner Network mortgage originations resulting in an increase in gain on sale revenue of $314.3 million, or 140.2%, in 2019. On a funded loan basis, the Partner Network segment generated $46.7 billion in 2019, an increase of $28.8 billion, or 161.2% as compared to 2018, driven primarily by efforts to grow market share in this segment during 2019. This increase was partially offset by a decrease in funded loan gain on sale margin to 0.77% in 2019 as compared to 1.21% in 2018, driven primarily by efforts to grow market share in this segment during 2019.

        For the year ended December 31, 2019, Partner Network Directly Attributable Expenses increased $120.1 million, or 95.9%, to $245.3 million in 2019 compared to $125.2 million in 2018. The increase was primarily due to an increase in variable compensation and an increase in team members in production roles to support the growth. The increase also reflects higher loan processing costs due to higher origination volumes.

        For the year ended December 31, 2019 Partner Network Contribution Margin increased $225.2 million, or 179.0%, to $351.0 million in 2019 compared to $125.8 million in 2018. The increase in contribution margin was driven primarily by the increase in Partner Network originations noted above.

        For the year ended December 31, 2018 Partner Network total revenue increased $27.2 million, or 12.1% to $251.1 million from $223.9 million for the year ended December 31, 2017. The increase was driven by growth in Partner Network mortgage originations resulting in an increase in gain on sale revenue of $12.3 million, or 5.8%, in 2018. On a funded loan basis, the Partner Network segment generated $17.9 billion in 2018, an increase of $4.6 billion, or 35.0%, as compared to 2017. In addition, funded loan gain on sale margin was 1.21% in 2018 as compared to 1.57% in 2017, driven primarily by less favorable market conditions in 2018 as compared to 2017.

        For the year ended December 31, 2018 Partner Network Contribution Margin increased $10.7 million, or 9.3%, to $125.8 million in 2018 compared to $115.1 million in 2017. The increase in contribution margin was driven primarily by the increase in Partner Network originations noted above.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Liquidity and Capital Resources

        Historically, our primary sources of liquidity have included:

  •
  borrowings, including under our loan funding facilities and other secured and unsecured financing facilities;

  •
  cash flow from our operations, including:

  •
  sale of whole loans into the secondary market;

  •
  loan origination fees;

  •
  servicing fee income; and

  •
  interest income on loans held for sale; and

  •
  cash and marketable securities on hand.

        Historically, our primary uses of funds have included:

  •
  origination of loans;

  •
  payment of interest expense;

  •
  prepayment of debt;

  •
  payment of operating expenses; and

  •
  distributions to RHI, including those to fund distributions for payment of taxes by its ultimate shareholders.

        We are also subject to contingencies which may have a significant impact on the use of our cash.

        In order to originate and aggregate loans for sale into the secondary market, we use our own working capital and borrow or obtain money on a short-term basis primarily through committed and uncommitted loan funding facilities that it has established with large global banks.

        Our loan funding facilities are primarily in the form of master repurchase agreements. We also have loan funding facilities directly with the GSEs. Loans financed under these facilities are generally financed at approximately 97% to 98% of the principal balance of the loan (although certain types of loans are financed at lower percentages of the principal balance of the loan), which requires us to fund the balance from cash generated from its operations. Once closed, the underlying residential mortgage loan that is held for sale is pledged as collateral for the borrowing or advance that was made under these loan funding facilities. In most cases, the loans will remain in one of the loan funding facilities for only a short time, generally less than one month, until the loans are pooled and sold. During the time the loans are held for sale, we earn interest income from the borrower on the underlying mortgage loan. This income is partially offset by the interest and fees we have to pay under the loan funding facilities.

        When we sell a pool of loans in the secondary market, the proceeds received from the sale of the loans are used to pay back the amounts we owe on the loan funding facilities. We rely on the cash generated from the sale of loans to fund future loans and repay borrowings under our loan funding facilities. Delays or failures to sell loans in the secondary market could have an adverse effect on our liquidity position.

        As discussed in Note 5, Borrowings, of the interim condensed combined financial statements included elsewhere in this prospectus, as of March 31, 2020, we had 14 different loan funding facilities in different amounts and with various maturities together with the 5.250% Senior Notes due

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

2028 and the 5.750% Senior Notes due 2025. At March 31, 2020, the aggregate available amount under our loan facilities was $18.3 billion, with combined outstanding balances of $12.7 billion and unutilized capacity of $5.6 billion.

        The amount of financing actually advanced on each individual loan under our loan funding facilities, as determined by agreed upon advance rates, may be less than the stated advance rate depending, in part, on the market value of the mortgage loans securing the financings. Each of our loan funding facilities allows the bank providing the funds to evaluate the market value of the loans that are serving as collateral for the borrowings or advances being made. If the bank determines that the value of the collateral has decreased, the bank can require us to provide additional collateral or reduce the amount outstanding with respect to those loans (e.g., initiate a margin call). Our inability or unwillingness to satisfy the request could result in the termination of the facilities and possible default under our other loan funding facilities. In addition, a large unanticipated margin call could have a material adverse effect on our liquidity.

        The amount owed and outstanding on our loan funding facilities fluctuates significantly based on our origination volume, the amount of time it takes us to sell the loans it originates, and the amount of loans being self-funded with cash. We may from time to time use surplus cash to "buy-down" the effective interest rate of certain loan funding facilities or to self-fund a portion of our loan originations. As of March 31, 2020, $240.2 million of our cash was used to buy-down our funding facilities and self-fund, $6.0 million of which are buy-down funds that are included in cash on the balance sheet and $234.2 million of which is self-funding that reduces cash on the balance sheet. We have the ability to withdraw the $6.0 million at any time, unless a margin call has been made or a default has occurred under the relevant facilities. We have the right to transfer $234.2 million of self-funded loans on to a warehouse line or early buy out line with a government agency, provided that such loans meet the eligibility criteria to be placed on such warehouse line or early buy out line and no default or margin call has been made on such line, the loans are further subject to any required haircuts, and are subject to its ability to borrow additional funds under the facility.

        Our loan funding facilities, MSR facility and unsecured lines of credit also generally require us to comply with certain operating and financial covenants and the availability of funds under these facilities is subject to, among other conditions, our continued compliance with these covenants. These financial covenants include, but are not limited to, maintaining (1) a certain minimum tangible net worth, (2) minimum liquidity, (3) a maximum ratio of total liabilities or total debt to tangible net worth and (4) pre-tax net income requirements. A breach of these covenants can result in an event of default under these facilities and as such allows the lenders to pursue certain remedies. In addition, each of these facilities, as well as our unsecured lines of credit, includes cross default or cross acceleration provisions that could result in all facilities terminating if an event of default or acceleration of maturity occurs under any facility. We were in compliance with all covenants as of March 31, 2020, December 31, 2019 and December 31, 2018.

        Our $175.0 million unsecured line of credit also requires us to maintain minimum unencumbered and unrestricted cash and marketable securities. We were in compliance with this covenant as of March 31, 2020, December 31, 2019 and December 31, 2018.

March 31, 2020 compared to March 31, 2019

Cash and cash equivalents

        Our cash and cash equivalents were $2,250.6 million at March 31, 2020, an increase of $2,101.6 million, or 1,409.7%, compared to $149.1 million at March 31, 2019. The increase in the cash and cash equivalents balance was impacted by earnings for the period adjusted for non-cash items, the increase in net borrowings on funding facilities to fund the increase in mortgage loans

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

held for sale, $810.0 million of proceeds from borrowings on our line of credit with RHI and $639.2 million of proceeds from MSR sales.

Shareholder's equity

        Shareholder's equity was $3,649.4 million as of March 31, 2020, an increase of $1,372.0 million, or 60.2%, as compared to $2,277.5 million as of March 31, 2019. The change was primarily the result of net income of $1,289.0 million and stock-based compensation of $60.3 million.

March 31, 2020 compared to December 31, 2019

Cash and cash equivalents

        Our cash and cash equivalents were $2,250.6 million at March 31, 2020, an increase of $899.7 million, or 66.6%, compared to $1,351.0 million at December 31, 2019. The increase in the cash and cash equivalents balance was impacted by earnings for the period adjusted for non-cash items, $810.0 million of proceeds from borrowings on our line of credit with RHI and $177.2 million of proceeds from MSR sales. These increases were partially offset by a decrease in net borrowings on funding facilities to fund mortgage loans held for sale.

Shareholder's equity

        Shareholder's equity was $3,649.4 million as of March 31, 2020, an increase of $146.5 million, or 4.2%, as compared to $3,502.9 million as of December 31, 2019. The change was primarily the result of net income of $97.3 million and stock-based compensation of $29.1 million.

December 31, 2019 compared to December 31, 2018

Cash and cash equivalents

        Our cash and cash equivalents were $1,351.0 million at December 31, 2019, an increase of $297.1 million, or 28.2%, compared to $1,053.9 million at December 31, 2018. The increase in the cash and cash equivalents balance was impacted by earnings for the period adjusted for non-cash items, the increase in net borrowings on funding facilities to fund the increase in mortgage loans held for sale, and $462.0 million of proceeds from MSR sales, partially offset by net transfers to RHI of $210.9 million.

Shareholder's equity

        Shareholder's equity was $3,502.9 million as of December 31, 2019, an increase of $722.0 million, or 26.0%, as compared to $2,780.9 million as of December 31, 2018. The change was primarily the result of net income of $892.4 million and was partially offset by net transfers to parent of $210.9 million.

December 31, 2018 compared to December 31, 2017

Cash and cash equivalents

        Our cash and cash equivalents were $1,053.9 million at December 31, 2018 compared to $1,417.8 million at December 31, 2017. The decrease in the cash and cash equivalents balance was primarily driven by net payments of funding facilities of $1,044.2 million and net transfers to our parent of $706.9 million and was partially offset by earnings for the period adjusted for non-cash items.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Shareholder's equity

        Shareholder's equity was $2,780.9 million as of December 31, 2018, a decrease of $55.9 million, or 2.0%, as compared to $2,836,8 million as of December 31, 2017. The decrease was the primarily the result net transfers to our parent of $706.9 million, partially offset by net income of $612.6 million.

Contractual Obligations, Commercial Commitments, and Other Contingencies

        The following table sets forth certain of our contractual obligations as of December 31, 2019. See Notes 6, Borrowings, and 13, Commitments, Contingencies, and Guarantees, of the notes to the annual combined financial statements included elsewhere in this prospectus for further discussion of contractual obligations, commercial commitments, and other contingencies, including legal contingencies. There were no material changes outside the ordinary course of business to our outstanding contractual obligations as of March 31, 2020 from amounts previously disclosed as of December 31, 2019.

	Payments Due by Period (As of December 31, 2019)
($ in thousands) Contractual Obligations	Less than 1 year	2 - 3 years	4 - 5 Years	More than 5 years
Operating Lease Commitments	$71,371	$124,658	$62,724	$106,994
Cleveland Cavaliers Naming Rights Contract	$8,406	$17,321	$18,020	$92,161
Trademark License Agreement(1)	$7,500	$15,000	$15,000	$—
Senior Notes	$—	$—	$—	$2,260,000

Total	$87,277	$156,979	$95,744	$2,459,155

(1)
We expect to pay Intuit the maximum annual amount of $7.5 million each year under this agreement. We have entered into an agreement with Intuit that, among other things, gives Quicken Loans full ownership of the "Quicken Loans" brand in 2022 in exchange for certain agreements, subject to the satisfaction of certain conditions.

Repurchase and indemnification obligations

        In the ordinary course of business, we are exposed to liability under representations and warranties made to purchasers of mortgage loans. Under certain circumstances, we may be required to repurchase mortgage loans, or indemnify the purchaser of such loans for losses incurred, if there has been a breach of representations or warranties, or if the borrower defaults on the loan payments within a contractually defined period (early payment default). Additionally, in certain instances we are contractually obligated to refund to the purchaser certain premiums paid to us on the sale if the mortgagor prepays the loan within a specified period of time, specified in our loan sale agreements. See Note 13, Commitments, Contingencies, and Guarantees of the notes to the annual combined financial statements included elsewhere in this prospectus.

Interest rate lock commitments, loan sale and forward commitments

        In the normal course of business we are party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit to borrowers at either fixed or floating interest rates. IRLCs are binding agreements to lend to a client at a specified interest rate within a specified period of time as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses which may require payment of a fee. As many of the commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. In addition, we have

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

contracts to sell mortgage loans into the secondary market at specified future dates (commitments to sell loans), and forward commitments to sell MBS at specified future dates and interest rates.

        Following is a summary of the notional amounts of commitments:

	March 31, 2020	December 31, 2019
	(Dollars in thousands)
Interest rate lock commitments—fixed rate	$28,551,276	$20,577,282
Interest rate lock commitments—variable rate	$2,264,826	$974,693
Commitments to sell loans	$3,418,099	$4,992,432
Forward commitments to sell mortgage-backed securities	$29,040,384	$24,647,275
Forward commitments to purchase mortgage-backed securities	$6,885,000	$1,990,000

Off Balance Sheet Arrangements

        As of March 31, 2020, we guaranteed the debt of another related party totaling $15 million, consisting of three separate guarantees of $5 million each. As of March 31, 2019, we did not record a liability on the interim condensed combined balance sheets for these guarantees because it was not probable that we would be required to make payments under these guarantees. See "Certain Relationships and Related Party Transactions—Transactions with RHI and other Affiliates—Guarantees."

        For further discussion, see Notes 5, Borrowings, and 10, Commitments, Contingencies, and Guarantees, of the notes to the condensed combined financial statements included elsewhere in this prospectus.

Distributions

        As part of the reorganization transactions, the Rocket Companies will make a cash distribution to RHI in an aggregate amount of $              million. We refer to this distribution as the "Special Distribution."

Three Months ended March 31, 2020

        During the three months ended March 31, 2020, we had net transfers from RHI, our parent, of $21.9 million. During the three months ended March 31, 2019, we had net transfers of $212.8 million to, or for the benefit of, RHI, inclusive of both tax and discretionary equity distributions. Except for tax distributions, these distributions are at the discretion of our board of directors.

Year Ended December 31, 2019

        During the year ended December 31, 2019, we had net transfers of $210.9 million to, or for the benefit of, RHI, our parent. During the year ended December 31, 2018, we had net transfers of $706.9 million to, or for the benefit of, RHI, inclusive of both tax and discretionary equity distributions. Except for tax distributions, these distributions are at the discretion of our board of directors.

Year Ended December 31, 2018

        During the year ended December 31, 2018, we had net transfers of $706.9 million to, or for the benefit of, RHI, inclusive of both tax and discretionary equity distributions. During the year ended

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

December 31, 2017, we had net transfers of $474.3 million to, or for the benefit of, RHI. Except for tax distributions, these distributions are at the discretion of our board of directors.

New Accounting Pronouncements Not Yet Effective

        See Note 1, Business, Basis of Presentation, and Accounting Policies of the notes to the condensed combined financial statements and the annual combined financial statements included elsewhere in this prospectus for details of recently issued accounting pronouncements and their expected impact on our combined financial statements.

Quantitative and Qualitative Disclosures About Market Risk

        In the normal course of business, we are subject to a variety of risks which can affect our operations and profitability. We broadly define these areas of risk as interest rate, credit risk, counterparty risk, and risk related to the COVID-19 pandemic.

Interest rate risk

        We are subject to interest rate risk which may impact our origination volume and associated revenue, MSR valuations, IRLCs and mortgage loans held for sale valuations, and the net interest margin derived from our funding facilities. The fair value of MSRs are driven primarily by interest rates, which impact the likelihood of loan prepayments and refinancing. In periods of rising interest rates, the fair value of the MSRs generally increases as prepayments decrease, and therefore the estimated life of the MSRs and related expected cash flows increase. In a declining interest rate environment, the fair value of MSRs generally decreases as prepayments increase and therefore the estimated life of the MSRs and related cash flows decrease. Because origination volumes tend to increase in declining interest rate environments and decrease in increasing rate environments, we believe that servicing provides a natural hedge to our origination business through the natural counter-cyclicality of servicing and mortgaging originations. We actively manage our MSR portfolio and from time to time identify assets for sale that do not meet our MSR strategy. We use forward loan purchase commitments to economically hedge the risk of potential changes in the value of MSR assets that have been identified for sale and mitigate interest rate risk for this portion of the MSR portfolio.

        Our IRLCs and mortgage loans held for sale are exposed to interest rate volatility. During the origination, pooling, and delivery process, this pipeline value rises and falls with changes in interest rates. To mitigate this exposure, we employ a hedge strategy designed to minimize basis risk and maximize effectiveness. Basis risk in this case is the risk that the hedged instrument's price does not move in parallel with the increase or decrease in the market price of the hedged financial instrument. Because substantially all of its production is deliverable to Fannie Mae, Freddie Mac, and Ginnie Mae, we utilize forward agency or Ginnie Mae To Be Announced ("TBA") securities as its primary hedge instrument to mitigate the basis risk associated with U.S. Treasury futures, Eurodollar futures or other non-mortgage instruments. By fixing the future sale price, we reduce our exposure to changes in mortgage values between interest rate lock and sale. Our non-agency, non-Ginnie Mae production is hedged with a combination of TBAs and whole loan forward commitments. To mitigate the TBA basis risk, we look to sell most of its non-agency, non-Ginnie Mae production forward to its various buyers.

        Interest rate risk also occurs in periods where changes in short-term interest rates result in mortgage loans being originated with terms that provide a smaller interest rate spread above the financing terms of our loan funding facilities, which can negatively impact its net interest income.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Credit risk

        We are subject to credit risk, which is the risk of default that results from a borrower's inability or unwillingness to make contractually required mortgage payments. Generally, all loans sold into the secondary market are sold without recourse. For such loans, our credit risk is limited to repurchase obligations due to fraud or origination defects. For loans that were repurchased or not sold in the secondary market, we are subject to credit risk to the extent a borrower defaults and the proceeds upon ultimate foreclosure and liquidation of the property are insufficient to cover the amount of the mortgage plus expenses incurred. We believe that this risk is mitigated through the implementation of stringent underwriting standards, strong fraud detection tools, and technology designed to comply with applicable laws and our standards. In addition, we believe that this risk is mitigated through the quality of our loan portfolio. For the three months ended March 31, 2020, our clients' weighted average credit score was 747 and its approximate average loan size was $277,000 with a weighted average loan-to-value ratio of approximately 73%.

Counterparty risk

        We are subject to risk that arises from its financing facilities and interest rate risk hedging activities. These activities generally involve an exchange of obligations with unaffiliated banks or companies, referred to in such transactions as "counterparties." If a counterparty were to default, we could potentially be exposed to financial loss if such counterparty were unable to meet its obligations to us. We manage this risk by selecting only counterparties that we believe to be financially strong, spreading the risk among many such counterparties, placing contractual limits on the amount of unsecured credit extended to any single counterparty, and entering into netting agreements with the counterparties as appropriate.

        In accordance with Treasury Market Practices Group's recommendation, we execute Securities Industry and Financial Markets Association trading agreements with all material trading partners. Each such agreement provides for an exchange of margin money should either party's exposure exceed a predetermined contractual limit. Such margin requirements limit our overall counterparty exposure. The master netting agreements contain a legal right to offset amounts due to and from the same counterparty. Derivative assets in the combined balance sheets represent derivative contracts in a gain position net of loss positions with the same counterparty and, therefore, also represent our maximum counterparty credit risk. We incurred no losses due to nonperformance by any of its counterparties during the first quarter of 2020, 2019 and 2018.

        Also, in the case of our financing facilities, we are subject to risk if the counterparty chooses not to renew a borrowing agreement and we are unable to obtain financing to originate mortgage loans. With our financing facilities, we seek to mitigate this risk by ensuring that it has sufficient borrowing capacity with a variety of well-established counterparties to meet its funding needs.

Risk related to the COVID-19 pandemic

        The COVID-19 pandemic has had, and continues to have, a significant impact on the national economy and the communities in which we operate. While the pandemic's effect on the macroeconomic environment operate has yet to be fully determined and could continue for months or years, we expect that the pandemic and governmental programs created as a response to the pandemic, will affect the core aspects of our business, including the origination of mortgages, our servicing operations, our liquidity and our employees. Such effects, if they continue for a prolonged period, may have a material adverse effect on our business and results of operation. For additional discussion on these risks please refer to "Risk Factors—Risks Related to Our Business—The COVID-19 pandemic poses unique challenges to our business and the effects of the pandemic could

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

adversely impact our ability to originate mortgages, our servicing operations, our liquidity and our employees" included elsewhere in this prospectus.

Critical Accounting Policies

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We have identified certain accounting policies as being critical because they require us to make difficult, subjective or complex judgments about matters that are uncertain. We believe that the judgment, estimates and assumptions used in the preparation of our combined financial statements are appropriate given the factual circumstances at the time. However, actual results could differ and the use of other assumptions or estimates could result in material differences in our results of operations or financial condition. Our critical accounting policies and estimates are discussed below and relate to fair value measurements, particularly those determined to be Level 2 and Level 3 as discussed in Note 2, Fair Value Measurements, of the annual combined financial statements included elsewhere in this prospectus.

Mortgage loans held for sale

        We have elected to record mortgage loans held for sale at fair value. Included in mortgage loans held for sale are loans originated as held for sale that are expected to be sold into the secondary market and loans that have been previously sold and repurchased from investors that management intends to resell into the secondary market, which are all recorded at fair value.

        The fair value of loans held for sale that trade in active secondary markets is estimated using Level 2 measurements derived from observable market data, including market prices of securities backed by similar mortgage loans adjusted for certain factors to approximate the fair value of a whole mortgage loan, including the value attributable to mortgage servicing and credit risk. Loans held for sale for which there is little to no observable trading activity of similar instruments are valued using Level 3 measurements based upon dealer price quotations which typically results in credit spreads (i.e., purchase price discounts). Changes in fair value of mortgage loans held for sale are included in gain on sale of loans in the annual combined statements of income.

        Changes in economic or other relevant conditions could cause our assumptions with respect to market prices of securities backed by similar mortgage loans to be different than our estimates. Increases in the market yields of similar mortgage loans result in a lower mortgage loans held for sale fair value.

Mortgage servicing rights

        We have elected to record MSRs at fair value. MSRs are recognized as a component of the gain on sale of loans when loans are sold and the associated servicing rights are retained.

        Subsequent changes in fair value of MSRs due to the collection and realization of cash flows and changes in model inputs and assumptions are recognized in current period earnings and included as a separate line item in the combined statements of income. Fair value is determined on a monthly basis using a valuation model that calculates the present value of estimated future net servicing fee income. The model uses estimates of prepayment speeds, discount rate, cost to service, escrow account earnings, contractual servicing fee income, and ancillary income and late fees, among others. These estimates are supported by market and economic data collected from various outside sources. On a quarterly basis we obtain an independent third-party valuation to

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

corroborate the value estimated by our internal model. All of our MSRs are classified as a Level 3 asset.

        Changes in economic and other relevant conditions could cause our assumptions, such as with respect to the prepayment speeds, to be different than our estimates. The key assumptions used to estimate the fair value of MSRs are prepayment speeds and the discount rate. Increases in prepayment speeds generally have an adverse effect on the value of MSRs as the underlying loans prepay faster, which causes accelerated MSR amortization. Increases in the discount rate result in a lower MSR value and decreases in the discount rate result in a higher MSR value. See Note 3, Mortgage Servicing Rights of the notes in the combined financial statements included elsewhere in this prospectus for an illustration of the hypothetical effect on the fair value of the MSRs using various unfavorable variations of the expected levels of the assumed discount rate and prepayment speeds used in valuing MSRs.

Derivative financial instruments

        We enter into IRLCs, forward commitments to sell mortgage loans, and forward commitments to purchase mortgage loans which are considered derivative financial instruments. Our derivative financial instruments are accounted for as free-standing derivatives and are included in the combined balance sheets at fair value. Changes in the fair value of the IRLCs and forward commitments to sell mortgage loans derivative instruments are recognized in current period earnings and are included in gain on sale of loans in the combined statements of income. Forward commitments to purchase mortgage loans are recognized in current period earnings and are included as a component of servicing fee income.

        Commitments to fund residential mortgage loans with our potential borrowers are a binding agreement to lend funds to these potential borrowers at a specified interest rate within a specified period of time. The fair value of IRLCs is derived from the fair value of similar mortgage loans or bonds, which is based on observable market data. Changes to the fair value of IRLCs are recognized based on changes in interest rates, changes in the probability that the commitment will be exercised (pull through factor), and the passage of time. The expected net future cash flows related to the associated servicing of the loan are included in the fair value measurement of IRLCs. Given the unobservable nature of the pull through factor, IRLCs are classified as Level 3.

        Outstanding IRLCs and mortgage loans held for sale not yet committed to trade expose us to the risk that the price of the mortgage loans held and mortgage loans underlying the commitments might decline due to increases in mortgage interest rates during the life of the commitment. To protect against this risk, we use forward loan sale commitments to economically hedge the risk of potential changes in the value of the loans. MSR assets (including the MSR value associated with outstanding IRLCs) that have been identified to be sold expose us to the risk that the price of MSRs might decline due to decreases in mortgage interest rates prior to the sale of these assets. To protect against this risk, we use forward loan purchase commitments to economically hedge the risk of potential changes in the value of the MSR assets that have been identified for sale. We expect that the changes in fair value of the forward commitments will either substantially or partially offset the changes in fair value of the IRLCs, uncommitted mortgage loans held for sale, and MSR assets that we intend to sell. Our forward commitments are valued based on quoted prices for similar assets in an active market with inputs that are observable and are classified as Level 2 assets and liabilities.

        Changes in economic or other relevant conditions could cause our assumptions with respect to forward commitments to be different than our estimates. Decreases in the market yields of mortgage loans result in a lower fair value for forward commitments to sell mortgage loans and increases in market yields of mortgage loans result in lower fair value for forward commitments to purchase mortgage loans.

We are *obsessed* with helping our clients achieve the *American dream* of homeownership & financial freedom.

CHASE
Quicken Loans
CHASE
ERNST & YOUNG
ROASTING PLANT

Our culture drives *everything* we do

ROCKET
Companies, Inc.

Our ISMs: The ideals we live by that drive our culture.

1. Always raising our level of awareness.
2. The inches we need are everywhere around us.
3. Responding with a sense of urgency is the ante to play.
4. Every client. Every time. No exceptions. No excuses.
5. Obsessed with finding a better way.
6. Yes before no.
7. Ignore the noise.
8. It's not about WHO is right; it's about WHAT is right.
9. We are the "they".
10. Take the roast out of the oven.
11. You'll see it when you believe it.
12. We'll figure it out.
13. Every second counts.
14. Numbers and money follow; they don't lead.
15. A penny saved is a penny.
16. We eat our own dog food.
17. Simplicity is genius.
18. Innovation is rewarded. Execution is worshipped.
19. Do the right thing.

We love our communities

$200 mm

directly contributed to community organizations and programming

$17.8 bn

statewide economic impact

400 k

volunteer hours in Detroit

725 k

volunteer hours nationwide

1996
Mortgage in a box
1998
An idea to take the business online
1999
Launch of Rockloans.com
2004
Established scalable processes
2010
Headquarters moved to Detroit
2012
Agility and Scalability demonstrated with HARP
2016
Launch of Rocket Mortgage Online Platform
2017
First E-Closing
2018
Launch of Rocket Homes
2019
Launch of Rocket Professional

It works

10
CONSECUTIVE
YEARS
2010 - 2019

Primary Mortgage
Origination

6
CONSECUTIVE
YEARS
2014 - 2019

Primary Mortgage
Servicing

Highest in
Customer Satisfaction in the U.S.

– J.D. POWER

ROCKET Companies, Inc.

Home Financing

ROCKET Mortgage by Quicken Loans

Mortgage originator and servicer which provides clients with an end-to-end digital mortgage experience

AMROCK

Streamlining the real estate experience for lenders, property owners, and real estate professionals nationwide

LENDESK

Software company specializing in a Point of Sale system for Canadian mortgage brokers

EDISON FINANCIAL

De novo digital mortgage broker in Canada

Home Sale/Search

ROCKET Homes

Seamless, fully-integrated home buying and selling experience via a real estate agent network and home search site

FOR SALE BY OWNER

Empowering sellers and buyers with the resources they need to sell or buy properties directly

Auto Purchase

ROCKET Auto

Platform to assist companies with closing used car sales using a centralized process

Personal Financing

ROCKET Loans

Digital personal lending business focused on unsecured loans

Client Services

ROCK CONNECTIONS

Sales and support organization for Rocket and third party organizations that makes interactions between brands and consumers more effective core digital media

LowerMyBills

Marketing platform that generates client leads for Rocket brands and third parties

The Traditional Home-Buying Experience

TRADITIONAL LENDERS	ROCKET
One person does everything *(Loan processor)*	100+ specialized roles
6-12 months of training for processor	Shorter training time for all roles
50-60 max pipeline size	Scalable pipeline size
No prioritization	Controlled prioritization for all roles
Traditional paper forms	Electronic documents
Manual workflow	Automated workflow

Leading Fintech platform with

$ 1 TRILLION

in loan volume since inception

ROCKET
Companies, Inc.

$1+ tn
2020 YTD
$500+ bn
2016
$250+ bn
2012
$100+ bn
2008
$50+ bn
2005
$10+ bn
2000
$1+ bn
1993
$100+ m
1988
1985
1990
1995
2000
2005
2010
2015
2020

~$5.6 tn
Market Opportunity
$3.9 tn
Flagship Home Platform
$958 bn
Product Extention
$680 bn
Geographic Expansion
ROCKET
Companies, Inc.

Rocket's Numbers:

$145 bn 2019 closed loan origination volume	**15 years** average leadership tenure	**74** 2019 NPS score
$5 bn investment in marketing	**$5.1 bn** 2019 total revenue, net	**75%** 2018–2019 YoY origination growth
33 day 2019 average turn time	**8 days** to fund a loan	**20,000** team members
95% agency and government backed loans	**3.5x** industry average refinance retention rate	**76%** 2019 refinance retention rate

ROCKET
Companies, Inc.

Reaching all 50 states

5,000
mortgage professionals

$1.8 bn
average application volume per day

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

BUSINESS

COMPANY OVERVIEW

        We are a Detroit-based company obsessed with helping our clients achieve the American dream of home ownership and financial freedom. We are committed to providing an industry-leading client experience powered by our award-winning culture and innovative technologies. We believe our widely recognized "Rocket" brand is synonymous with providing simple, fast, and trusted digital solutions for complex personal transactions.

        Since our inception in 1985, we have consistently demonstrated our ability to launch new consumer experiences, scale and automate operations, and extend our proprietary technologies to partners. Our flagship business, Rocket Mortgage, is the industry leader, having provided more than $1 trillion in home loans since inception while growing our market share by 109% during that period from 4.4% to 9.2%. We have also expanded into complementary industries, such as real estate services, personal lending, and auto sales. In each of these gigantic and fragmented markets, we seek to gain share and drive profitable growth by reinventing the client experience.

        Dan Gilbert, our founder and Chairman, purposefully created a strong cultural foundation of core principles, or "ISMs", as a cultural operating system to guide decision-making by all of our team members. At the heart of the ISMs is a simple, yet powerful, concept: "Love our team members. Love our clients." Our team members put the ISMs into action every day. The result is an empowered and passionate team aligned in a common mission. This has led FORTUNE magazine to name us to their list of "100 Best Companies to Work For" for 16 consecutive years.

        Our launch of the Rocket Mortgage online platform in 2015 revolutionized the mortgage process as the first end-to-end digital experience, leveraging decades of technology investment and innovation. Rocket Mortgage is the simplest and most convenient way to get a mortgage. This digital solution utilizes automated data retrieval and advanced underwriting technology to deliver fast, tailored solutions to the palm of a client's hand. Our Rocket Mortgage app, which clients use to apply for a mortgage, interact with our team members, upload documents, e-sign documents, receive statements, and complete monthly payments, has a 4.9-star rating on the Apple App Store.

        Rocket Mortgage technology extends well beyond the app, seamlessly serving clients and client-facing team members across the entire front-end user experience. Rocket Mortgage technology also facilitates the origination, underwriting, closing, and servicing process in a manner designed to sustain positive ongoing client relationships. We have also built proprietary sales technology that allows us to more effectively connect with and win potential clients. Building off this technology, we developed Rock Connections, our sales and support organization, which supports both Rocket Mortgage and several other external partners.

        Rocket Mortgage offers clients speed and simplicity backed by industry-leading automation created through our proprietary software platform and centralized operations. Traditionally, a single processor sequentially performs most loan origination functions. Our process separates these functions to create specialization among team members, automates key steps and prioritizes workflow. Our technology provides our client specialists visibility into the loan process and enables our loans to close faster and more efficiently than industry averages. In 2019, we closed 6.7 loans per month per average production team member, compared to the industry average of 2.3 according to the Mortgage Bankers Association. In 2020, our year to date average has grown to 8.3 loans per month. The result is an unmatched client experience that has earned us recognition as #1 for Mortgage Origination by J.D. Power for the past 10 years—every year we have been eligible for the award.

        We believe our national Rocket brand establishes a competitive advantage that is difficult to replicate. In our industry, we are the only company of scale with significant digital-first brand

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

recognition, with marketing investment of over $5 billion since our inception and over $900 million for the year ending December 31, 2019. Our in-house marketing agency has a long history of creating bold and visible events and campaigns, including the Quicken Loans Carrier Classic in 2011—a NCAA Men's Basketball game that raised proceeds for military charities and was attended on Veterans Day by President Obama; the Quicken Loans Billion Dollar Bracket for the NCAA Men's Basketball Tournament in 2014, in collaboration with Warren Buffett; the annual Rocket Mortgage Classic—the first ever PGA TOUR event in Detroit; and recently a prominent Super Bowl Squares and our latest Super Bowl ad, featuring actor Jason Momoa, was ranked the fifth best Super Bowl ad by USA Today's Ad Meter.

        We also reach potential clients through highly targeted marketing strategies. Our scale and data analytics provide distinct advantages in the efficiency of our marketing initiatives. We utilize data gathered from inquiries, applications and ongoing client relationships to optimize digital performance marketing to reach the right clients with the right solutions. Continuing our growth in digital marketing, in 2017 we acquired Core Digital Media, a top social media and display advertiser. Our specialized marketing capabilities allowed us to generate inquiries from more than 20 million potential clients in 2019.

        In 2010, we made the strategic decision to invest in loan servicing. Servicing the loans that we originate provides us with an opportunity to build long-term relationships and continually impress our clients with a seamless experience. We employ the same client-centric culture and technology cultivated in our origination business towards our servicing effort. The result is a differentiated servicing experience focused on client service with positive, regular touchpoints and a better understanding of our clients' future needs. As a result of our operational excellence, in 2019 we achieved overall client retention levels of 63%, and refinancing retention levels of 76%, which is approximately 3.5 times higher than the industry average of 22%. In 2020, our year to date average has grown to nearly 75% overall client retention. Additionally, we have been recognized as #1 for Mortgage Servicing by J.D. Power for the past six years—every year we have been eligible for the award.

        Our growth potential is significant. The U.S. residential mortgage market remains highly fragmented. As the largest retail mortgage originator according to Inside Mortgage Finance, we serve 9.2% of an over $2.0 trillion annual market. As adoption of online mortgages increases, we expect to drive further market share growth. Of the clients that applied using our online platform or app, 75% are first-time homeowners and/or Millennials. As a result, we expect our growth to accelerate. As these groups mature and continue to demand a more digital experience, we anticipate that their previous positive experiences with Rocket Mortgage will result in repeat business and further growth of our Company.

        One of our strategic priorities is to grow partnerships with other preeminent companies and professionals whose clients benefit from our solutions. We continue to expand our network of high-quality influencers, which include mortgage professionals in the Quicken Loans Mortgage Services (QLMS) network and             ,              and             agents. In addition, we have marketing partnerships with Fortune 500 companies such as                           ,                            and                            . Our partners rely on our trusted brand and technology to deliver the Rocket experience to their clients. To support this effort, we leverage our Rocket Mortgage technology to develop Rocket Professional, our proprietary platform that enables our partners to offer our best mortgage options to their clients and provide real-time management of loan applications.

        Our ecosystem of businesses we have incubated and organically grown also creates substantial growth opportunities. Rocket Homes, our proprietary home search platform and real estate agent referral network, helps match Rocket Mortgage clients with highly rated agents, and the coordinated home buying experience improves the certainty of closing. Rocket Homes participated in more than

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

30,000 real estate transactions in 2019. Rocket Loans, our prime personal loan business, underwrote approximately 25,000 closed loans in 2019 (a year-over-year increase of over 30%). Rocket Auto, our auto sales business that was previously part of Rock Connections, facilitated nearly 20,000 used car sales in 2019, its second year of operation. We believe our success in the United States can be leveraged in the Canadian mortgage market, a market of approximately $761 billion CAD of annual mortgage originations, and have invested in Lendesk and Edison Financial, two Canadian mortgage business startups.

        We have demonstrated a track record of creating value through profitable growth with a capital-light business model. For the year ended December 31, 2019, our total revenue, net was $5.1 billion and net income attributable to Rocket Companies was $893.8 million, representing a 22% and 46% growth from the prior year, respectively. Over the same time period, Adjusted Revenue was $5.9 billion, Adjusted Net Income was $1.3 billion, and Adjusted EBITDA was $1.9 billion. For reconciliation of these non-GAAP measures to their most comparable U.S. GAAP measures, see "Summary Historical and Pro Forma Condensed Combined Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

OUR BUSINESSES

        We operate an ecosystem of businesses driven by a commitment to provide an industry-leading client experience. We leverage our award-winning culture and technologies, along with our brand, data and scale, to provide a suite of services related to the homeownership experience and other personal financial transactions. Rocket Mortgage is at the center of this ecosystem and with our exceptional growth in this business, we have paved the way for disrupting large and fragmented industries. We continue to drive significant growth and profitability in each of our businesses while also extending the symbiotic relationship within our ecosystem of companies.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Company Milestones and Origination History ($ in billions)

Rocket Mortgage

        Rocket Mortgage is an industry leader with a widely recognized and valuable brand in the sector. We serve clients in all 50 states and originated over $145 billion in residential mortgage loans in 2019 and $51.7 billion in the three months ended March 31, 2020. The power of our platform comes from the combination of our innovative technologies and passionate team members. This produces a superior client experience and underpins our growth and market share gains. We have reengineered the mortgage process from the ground up, adding automation at nearly every step. Our brand recognition, national scale and targeted marketing support the efficient acquisition of new clients. Combined with our scale and unique operating model, this has allowed us to grow more quickly and operate efficiently. These attributes have also supported our rapid expansion into partnership channels, which we refer to as our "Partner Network," where we are providing mortgage professionals and other consumer-facing organizations with a superior experience for their clients.

        Our obsession with the client experience, powered by our seamless and efficient digital solutions, has supported our product development since we first pioneered online mortgage lending over two decades ago. Our launch of Rocket Mortgage in 2015 revolutionized the mortgage process with the first end-to-end digital and on-demand mortgage experience. As TechCrunch's headline read the day we introduced Rocket Mortgage—this was the "mortgage industry's iPhone moment." Rocket Mortgage has wide adoption with over 200,000 users daily in 2019.

        Our clients can apply for mortgage loans by submitting an application through our Rocket Mortgage app or website. Rocket Mortgage provides clients real-time quotes and access to mortgage calculators to help them choose the most appropriate solutions to support their financial goals. Clients can leverage our easy-to-use mobile application or website to communicate with our licensed mortgage professionals and client experience team members throughout the mortgage origination process and after the loan closes in our servicing process. This platform is particularly popular with Millennials and first-time home buyers with 75% of potential clients who access the platform coming from these two demographics.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        Our clients can also apply for a loan by speaking with one of our almost 5,000 licensed mortgage professionals. Our mortgage banking team provides tailored mortgage options based on our understanding of each client's situation and financial goals as well as expert advice at every stage of the process.

        Behind Rocket Mortgage's intuitive client interface, we have built a centralized, paperless platform that enhances efficiency, scalability and quality control. Over the past 35 years, we have invested significantly in transforming the mortgage origination process. We have achieved this by breaking an archaic, linear and manual process into a series of smaller steps that can be automated and processed in parallel. Documents and data are imported into our proprietary system and are reviewed, processed and analyzed based on a set of predetermined, rules-based work-flows. We use specialized sub-groups of operations team members who are dedicated solely to particular tasks in the process, which significantly reduces the risk for underwriting errors or fraud. We are also able to train our team members on a few specific tasks within this process, increasing their productivity and reducing onboarding time.

        The efficiency of our proprietary technology and process is evident in how a majority of our loans close within approximately 32 days from our receipt of client documents compared to approximately 43 days on average for the industry. In addition to being faster than the industry, we are also more efficient due to our investment in technology and unique workflow processes. In 2019, we closed 6.7 loans per month per average production team member, compared to the industry average of 2.3 according to the Mortgage Bankers Association. In 2019, our average grew to 8.3. As we are obsessed with finding a better way for our clients, we have made and continue to make investments focused on improving our processes to further increase efficiency.

Loans per Production Team Member (in 2019)

Source: Ellie Mae, Inc.

        With our proprietary technology and superior client experience we continue to take market share from our competitors. We have grown to become the nation's largest retail mortgage originator according to Inside Mortgage Finance, with 9.2% total market share for the quarter ended March 31,

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

2020, up from 1.3% total market share in 2009. The following chart depicts Rocket Mortgage's growing market share in total originations:

Rocket Mortgage Market Share ($ in billions)

Segments

        Our operations are organized by distinct marketing channels which promote client acquisition into our ecosystem and include two segments: Direct to Consumer and Partner Network.

        Rocket Mortgage's origination volumes shown above are impacted by fluctuations in the residential mortgage market due to general economic conditions including the mix of purchase versus refinance volumes in the market. However, as demonstrated above, we have a track record of growing market share in different economic environments. For instance, in 2017 and 2018 when refinancing volumes were decreasing due to higher interest rates and lower refinance activity that was not fully offset by purchase activity, we were still able to leverage our platform and continue to grow our market share.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Direct to Consumer and Partner Network Originations Volume ($ in billions)

Direct to Consumer Segment

        In the Direct to Consumer segment, we directly interact with clients and potential clients using various performance marketing channels. Servicing activities are viewed as an extension of the client experience with the primary objective being to establish and maintain positive, regular touchpoints with our clients, which positions us to recapture the clients' next refinance or purchase mortgage transaction. Consequently, we view servicing as an integral component of the Direct to Consumer segment.

        Revenues in the Direct to Consumer segment are generated primarily from the gain on sale of loans, which includes loan origination fees, revenues from sales of loans into the secondary market, as well as the fair value of originated MSRs and hedging gains and losses. Loan servicing income consists of the contractual fees earned for servicing loans and other ancillary servicing fees, as well as changes in the fair value of MSRs due to changes in valuation assumptions and realization of cash flows.

Partner Network

        Our reputation for superior client service along with our widely recognized brand have led to growing partnerships with well-known consumer focused organizations and other mortgage professionals who leverage our platform and scale to provide mortgage solutions to their clients.

        Our two primary types of partnerships are marketing and influencer partnerships. Our marketing partnerships consist of well-known consumer-focused companies that find value in our award-winning client experience and want to offer their clients mortgage solutions with our trusted, widely recognized brand. These partnerships include                           , among others. These organizations connect their clients directly to us through marketing channels and a referral process. Our influencer partnerships are typically with companies that employ licensed mortgage professionals that find value in our client experience, technology and efficient mortgage process. In some cases, mortgages are not their primary offering. These partnerships include                            as well as other individual mortgage professionals.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        Our marketing and influencer partnerships both provide us access to clients that we might not otherwise reach in the Direct to Consumer segment. The marketing partnerships generally include a marketing services agreement, which includes a fee paid by us for the fair value of the marketing activity and/or an additional client benefit. The influencer partnerships generally include compensation for the licensed mortgage professionals who collect the loan documents and related mortgage application. The marketing and influencer partnerships have lower client acquisition costs compared to the Direct to Consumer segment and as a result have an attractive contribution margin.

        With our ability to seamlessly connect with partner organizations, we provide end-to-end mortgage fulfilment services to our partners.

        As clients grow increasingly comfortable with digital mortgage origination, we believe we will be able to continue to grow our market share. Also, as clients come to expect a more seamless mortgage origination process with faster turn times, we believe in our ability to consistently meet evolving client demands. Additionally, with continuous investments in our technology and growth in the number of influencer and marketing partnerships, we expect to continue to grow our partner-related origination volume.

        Revenues in the Partner Network segment are generated primarily from the gain on sale of loans, which includes loan origination fees, revenues from sales of loans into the secondary market, as well as the fair value of originated MSRs and hedging gains and losses. Additionally, there are no performance marketing costs associated with this segment.

Servicing

        The following chart represents the total number of servicing clients we have had for the periods shown:

Number of Servicing Clients (in millions)

        Rocket Mortgage is also an award-winning mortgage servicer. Servicing the loans that we originate provides us with an opportunity to build long-term relationships and continually deliver a seamless experience to our clients. We employ our same client-centric culture and technology cultivated through our origination business towards the servicing of loans. The result is a

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

differentiated servicing experience focused on client service with positive, regular touchpoints and a better understanding of our clients' future needs.

        As servicer, we are responsible for the processing of our clients' monthly mortgage payments, managing escrow accounts and reporting loan and pool information to investors. We are in direct contact with our servicing clients on a recurring monthly basis. We utilize these touchpoints and financial data to identify opportunities to provide additional solutions to continue to help our clients meet their financial goals. This helps us generate leads for the other products and services within our ecosystem whereby we can directly market to our clients. We receive an ongoing fee revenue for servicing these loans. For the year ended December 31, 2019, servicing fee revenues were $950 million.

        We utilize the same Rocket Mortgage technology to deliver a digital, seamless client experience in servicing, specifically designed around the needs and expectations of our clients. Through Rocket Mortgage, clients can view their loan information and activity, obtain insight into their home value and equity, and obtain personalized videos that simplify complex topics such as escrow changes utilizing the clients' actual loan information and figures. Clients can also make payments via the Rocket Mortgage app. As of March 31, 2020, we have nearly 700 team members focused on servicing including approximately 200 client experience team members who are available six days a week, Monday through Saturday, to answer clients' questions live via phone and chat services.

        Our strong data analytics capabilities allow us to monitor our servicing portfolio to identify the needs of our clients and make informed refinancing offers in real time. As a result, the majority of our clients who refinance choose to work with us again, as measured by our retention rate—calculated as the total unpaid principal balance ("UPB") of our clients that originate a new mortgage with us in a given period divided by total UPB of the clients that paid off their existing mortgage and originated a new mortgage. This calculation excludes clients where we are contractually prohibited from or for other business reasons have chosen not to actively market to such clients. In 2019 we achieved overall client retention levels of 63%, and refinancing retention levels of 76%, which is approximately 3.5 times higher than the industry average of 22%.

        Since the beginning of 2014, we have retained servicing on 92% of our loan originations and are now a top 10 servicer by UPB, with $343.6 billion as of March 31, 2020. Our origination activities create a continual source of servicing volume, which eliminates pressures of supply-and-demand pricing competition for purchasing servicing portfolios on the open market. For those clients we decide not to keep in our servicing book, we monetize the value of the servicing asset at the same time the loan is sold into the secondary market or at a later date through MSR sales.

        As a testament to our underwriting quality, we experience delinquency rates in our servicing portfolio that are much lower than the industry average. The percentage of UPB of mortgages that are 60 or more days delinquent in payments ("60+ delinquency rate") was 0.92% as of March 31, 2020, compared to over 3.3% for the industry according to the Black Knight Mortgage Monitor report. We believe our lower than industry average delinquency rates are driven by both our commitment to high quality originations and our focus on taking care of our clients and helping them find solutions when experiencing financial stress.

Amrock

        Amrock is a leading national provider of title insurance services, property valuations and settlement services. This business complements our mortgage origination platform by providing services that enhance our ability to close loans as efficiently as possible. Our technology helps to streamline and clarify the real estate experience across the appraisal, title and closing process which further enables the speed of our platform. In 2019 our average loan closed within approximately 32 days or less after the Company's receipt of client documents. Nexsys Technologies LLC

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

("Nexsys") provides further efficiency and enhances the client experience with e-close technology. We believe these seamless and personalized services differentiate Amrock from competitors and inspire client loyalty and referrals.

        The majority of Rocket Mortgage's loan programs require a property appraisal that is prepared by a licensed and/or certified appraiser. Amrock maintains a nationwide network of independent appraisers as well as internal appraisers and support teams to manage the ordering, fulfillment, logistics and tracking of appraisals. Amrock uses various technologies to aid in the review of appraisal assignments and values to detect fraud and/or errors.

        Amrock's gross revenue, before eliminations, was $197.9 million and $97.8 million for the three months ended March 31, 2020 and 2019, respectively, and $558.6 million, $407.1 million, and $480.8 million for the years ending 2019, 2018 and 2017, respectively.

Core Digital Media

        Core Digital Media is an online marketing and lead generation service provider in the mortgage, insurance and education sectors. Core Digital Media is a generator, buyer and seller of leads for third parties and for Rocket Mortgage. Core Digital Media owns and operates several marketing platforms, including "LowerMyBills.com," that connect clients with providers of home loans, auto loans, personal loans, and auto, life and home insurance. Acquired in 2017, Core Digital Media has become an important component of our performance marketing strategy. Core Digital Media enables growth for our broader ecosystem by offering unique insight into the lead generation market and allows us to introduce innovative marketing programs designed to increase the conversion rates for online leads.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        Core Digital Media generated over six million client leads for mortgage and other industries in 2019. Core Digital Media's unique ability to consistently generate high quality leads, coupled with Rocket Mortgage's superior client experience, has driven higher conversion rates and has aided our market share growth in Rocket Mortgage. We also leverage Core Digital Media's capabilities in cross-marketing our products and services to clients across our ecosystem.

        Core Digital Media's gross revenue, before eliminations, was $60.5 million and $56.7 million for the three months ended March 31, 2020 and 2019, respectively, and $237.2 million, $205.0 million, and $95.3 million for the years ending 2019, 2018 and 2017, respectively.

Rocket Homes

        Rocket Homes is a digital platform creating a seamless, integrated home buying and selling experience for clients nationwide. Through Rocket Homes, prospective clients can search for homes online, find a real estate agent or seamlessly connect to Rocket Mortgage to seek financing for their homes.

        Rocket Homes manages a partner network of more than 15,000 real estate agents and has assisted over 500,000 clients with their home buying and selling needs. All of our partner agents are pre-screened to ensure they can demonstrate exceptional client service, knowledge and experience in their local communities. Real estate agents choose to work with Rocket Homes because they can leverage our brand and client acquisition engine, receiving quality leads for clients looking to purchase or sell a home in their area.

        Rocket Mortgage, Rocket Homes and our partner agents have a symbiotic relationship, as referrals are more likely to lead to a mortgage and real estate transaction, increasing profitability for each party. We earn a commission on real estate transactions we refer to our network of real estate agents. Rocket Homes enables our broader ecosystem's growth by improving the quality of experience for our clients and by increasing the conversion rate for Rocket Mortgage.

        We unveiled a new Rocket Homes website in 2018, rockethomes.com, which features powerful home search functionality. Along with traditional data like the number of rooms, square footage and price, the Rocket Homes website also provides neighborhood information including market trends, housing supply and the level of demand for housing in the specific areas consumers are looking to buy or sell in. The home search feature is currently available in 17 states and is continuing to be rolled out nationwide.

        We also own ForSaleByOwner.com, a leading online marketplace exclusively focused on clients that would like to run the process of selling their homes without enlisting help from a real estate agent. When people sell their homes, they often are looking to buy another home. ForSaleByOwner.com allows us to connect with these sellers earlier in the cycle of their transaction, provide value-added services for the sale of their home and introduce them to financing solutions with Rocket Mortgage should they look to purchase a new home. Additionally, should our clients decide they need the expertise of a real estate agent, we can leverage the Rocket Homes partner network to connect them to a highly qualified professional.

        Rocket Homes gross revenue, before eliminations, was $8.8 million and $7.5 million for the three months ended March 31, 2020 and 2019, respectively, and $43.1 million, $35.6 million and $33.5 million for the years ending 2019, 2018 and 2017, respectively.

Rocket Loans

        Rocket Loans is an asset-light, online-based personal loans business that focuses on high quality, prime borrowers. Clients are able to apply for a loan online, be approved in minutes and receive same day funding. This is enabled through a proprietary technology stack which includes

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

underwriting loans in accordance with credit criteria that are agreed upon with third-party investors who are funding and acquiring these loans. Rocket Loans will sometimes act as an investor, usually when launching new products. Outside of these held loans, Rocket Loans does not retain any ongoing credit risk for the originated loans. Rocket Loans also performs loan servicing activities as a sub-servicer for all of the loans originated. The company receives origination fees and transaction fees from the investors for the work the company performs.

        Rocket Loans also provides technology as a white label solution to other loan providers, by modifying or creating technology to meet clients' specifications. Rocket Loans receives fees on a fixed and/or variable basis for this work. Rocket Loans gross revenue, before eliminations, was $4.7 million and $4.3 million for the three months ended March 31, 2020 and 2019, respectively, and $24.8 million, $17.5 million and $8.8 million for the years ending December 31, 2019, 2018 and 2017, respectively.

Rock Connections

        Rock Connections is a sales and support platform specializing in inbound and outbound contact center services. We offer additional services like appointment setting and scheduling, prequalifying prospective clients, lead generation, lead and efficiency consulting, and providing proactive solution oriented reporting and analytics. We leverage technology and data to strategically target and connect with the prospective clients that are most likely to transact—improving conversion rates and providing a greater return on marketing investments. Additionally, we supplement our superior targeting with sales support from team members who have gone through our industry-leading training processes. Our team members have developed considerable skill in cultivating relationships with our clients and assisting them through the initial buying decisions.

        Rock Connections seeks to strengthen brand reputations and drive value for the businesses it represents. Our ability to facilitate product sales through our Rock Connections contact center business has supported our consistent growth in the mortgage business and has fueled our early success in Rocket Auto. Rock Connections team members provide significant support to our bankers in the Rocket Mortgage business by handling clients' initial queries, collecting appropriate information and providing a warm hand-off to bankers at the appropriate stage to ensure best quality service to clients.

        Inclusive of Rocket Auto, Rock Connections' gross revenue, before eliminations, was $30.7 million and $33.6 million for the three months ended March 31, 2020 and 2019, respectively, and $114.1 million, $109.2 million and $74.7 million for the years ending 2019, 2018 and 2017, respectively.

Rocket Auto

        Rocket Auto provides centralized and remote car sales support to national car rental and online car purchasing platforms with substantial inventories. The business earns fee revenue based on the volume of car sales as well as the sale of additional ancillary products and services such as auto financing. We do not own or maintain an inventory of cars. Rocket Auto capitalizes on the sales expertise we have built with our trained client representatives and sales force in Rock Connections. Using the same training principles and similar workflow technology as other businesses in our ecosystem, we are able to efficiently sell cars on behalf of our clients. While we currently only utilize leads generated by our partners (a car rental provider and an online car purchase platform) to facilitate car sales, we believe we can leverage the data science and client targeting expertise we have built in Rock Connections to generate more effective and efficient leads, accelerating growth and improving the performance of Rocket Auto. Despite starting the business just two years ago, we facilitated nearly 20,000 car sales for the twelve months ended December 31, 2019.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Lendesk and Edison Financial

        Lendesk and Edison Financial mark Rocket's first international expansion. Both businesses leverage our core strengths of proprietary technology and obsession with the client experience to bring a better home-buying experience to our new clients in Canada.

        Lendesk is a loan origination platform that provides a point of sale system for mortgage professionals and a loan origination system for private lenders. Lendesk launched its proprietary, direct-to-lender, mortgage application network, Spotlight, in October 2018, to transform what was once a complicated process, involving multiple touchpoints and channels of communication, into one streamlined mortgage origination process. By serving as the single point of contact for brokers to submit, and lenders to approve mortgage applications and assuring all paperwork is completed efficiently and accurately, we believe Lendesk is helping close the costly communication and workflow gap that was plaguing the industry.

        Edison Financial is a digital mortgage firm that will use Lendesk's Spotlight as its lender submission platform of choice, leveraging the system's modern application programming interfaces and industry-leading technology as its core platform to help in providing service that is unmatched in Canada today.

MARKET OPPORTUNITY

We are at the center of the largest consumer asset class in the United States

        Rocket Mortgage is the leader in the largest consumer lending market in the United States, with approximately $10.7 trillion of residential mortgage debt outstanding as of December 31, 2019 according to the Mortgage Bankers Association. Furthermore, there were approximately 37.9 million homeowners who had a mortgage as of in 2019, with the number of homeowners increasing by approximately 1.4 million on average annually since 2014. In 2019, annual origination volume reached $2.1 trillion, with average volume over the last five years totaling $1.8 trillion. Since 2014, the total number of homeowners with a mortgage has increased by over 7 million and total mortgage origination volume has increased at a compound annual growth ("CAGR") rate of 10.4%. The Mortgage Bankers Association expects the strong trends in origination volume to continue, forecasting approximately $2.7 and $2.1 trillion of residential originations in 2020 and 2021, respectively.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        The chart below represents total U.S. mortgage originations for one-to-four family properties and total number of homeowners with a mortgage for the periods indicated:

U.S. Mortgage Originations ($ in trillions, Homeowners in millions)

Source: Euromonitor Economies and Consumers Annual Data, Mortage Bankers Association (as of May 15, 2020).

        For a discussion of the risk to our business due to influences beyond our control, including home value, unemployment, macro-economic and U.S. residential real estate market conditions, see "Risk Factors—Risks Related to Our Business—The COVID-19 pandemic poses unique challenges to our business and the effects of the pandemic could adversely impact our ability to originate mortgages, our servicing operations, our liquidity and our employees" and "Risk Factors—Risks Related to Our Business" generally.

The mortgage industry is highly fragmented

        Despite its large size, the mortgage industry is highly fragmented. The top five retail mortgage originators accounted for only 17.3% of total retail originations in 2019, a significant decline from the 62.4% market share held by the top five retail mortgage originators in 2009. This decline is largely the result of the combination of changes in bank capital rules after the 2009 financial crisis that have made mortgages a significantly less profitable business line for the largest banks, while negative client experiences during the financial crisis led to a loss of trust in large financial institutions, driving clients to increasingly look towards non-bank originators for their mortgage needs. Today, the low combined market share of the top market participants directly contrasts with trends in many other consumer-facing industries, where market leaders typically command a higher combined market share. For example, the market share of the top five largest credit card companies by total portfolio size was 61% as of December 31, 2019, private student lenders by loans outstanding was 58% as of December 31, 2019, asset managers by total AUM was 88% as of June 1, 2020 and auto lenders by total loans outstanding was 31% as of December 31, 2018.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        The chart below illustrates the market share of the top five companies in each of the industries included below:

Market Share of Two Largest Players

Source: IMF, Nilson, MeasureOne, Bigwheels, Willis Towers Watson, Insurance Information Institute.

        The underlying fragmentation in the mortgage market is driven largely by the prevalence of the traditional brick-and-mortar retail branch model. The traditional retail model is built around the individual loan officer and is heavily reliant on the relationships they have with local real estate agents and other intermediaries. Due to this individualized approach, firms have not invested in improving outdated processes and technologies or creating a scalable platform. The dependence on individual parties in the traditional model de-emphasizes the importance of the platform, which has resulted in a highly labor-intensive loan application process characterized by low operating leverage, making it difficult to grow without hiring additional personnel. The end result has been a densely populated, fragmented market in which lenders lack the centralized platform and operational efficiencies needed to capture market share at scale.

        Additionally, strict regulatory and licensing requirements have made it difficult for independent mortgage originators to build national scale and capture additional market share. The uneven nature of state regulation and the considerable number of licenses required create a high barrier to entry.

Consumers increasingly expect a higher level of service and technology-driven user experiences

        With continuous digital transformation and ever-increasing use of technology across sectors, consumers have come to expect seamless, intuitive and technology-driven digital experiences in their day-to-day lives for transactions both large and small. Consumers increasingly desire to have access to speed and simplicity at their fingertips, even for their most complex financial transactions. Additionally, Millennials heavily value a digital process and instant gratification, and expect complete transparency over their financial transactions, with the ability to track and understand the process at every step. This provides a significant opportunity for those companies that can improve user experiences while also delivering transparency and certainty.

        Our superior client experience is evidenced by our net promoter score (NPS) score of 74, a measure of consumer satisfaction, as compared to the average NPS of 16 for the mortgage origination industry according to J.D. Power.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        Net Promoter Score or "NPS" refers to a internal measure used to gauge client satisfaction based on the following question: "On a scale of one to 10, with one representing not at all likely and 10 representing extremely likely, how likely are you to recommend Quicken Loans to a friend or family member in need of a mortgage?" Responses of nine or 10 are considered "promoters," responses of seven or eight are considered neutral or "passives," and responses of six or less are considered "detractors." The score is calculated by subtracting the percentage of detractors from the percentage of promoters. Our score is based on a survey of over 463,000 responses given between January 2017 and February 2020.

The home buying experience is positioned for disruptive change

        The traditional home buying experience remains subject to opaque processes that benefit industry insiders more than they benefit consumers. The process currently involves outdated, inefficient, paper-based practices and systems that can be the source of significant frustration for the home buyer. Consumers have expressed dissatisfaction with the complexities of the current process: NerdWallet conducted a "Home Buyer Reality Report" in which 42% of U.S. home buyers surveyed described the overall experience as having been stressful, with 32% and 21% describing the process as having been complicated and intimidating, respectively.

        The following depicts some of the key parties and processes involved in the traditional home buying experience:

        Furthermore, the traditional mortgage application process requires manual interactions and a complex series of data-intensive transactions. These transactions involve carefully filing and cataloging thousands of pages of documents from over a dozen entities, using incompatible systems and disjointed databases. The lack of communication between the different parties requires home buyers to replicate the submission of data and paperwork to several vendors. Additionally, a lack of access to data and limited transparency throughout the process curbs home buyer choice, emphasizing the home buyers' reliance on the real estate agent during all steps of the process. These factors have resulted in a 43-day industry average time to close in 2019.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        The multiple disconnected processes involved in buying a home could be streamlined by advances in technology and processes. These markets require innovation from a market leader who can bring together the primary services of mortgage and real estate brokerages with other ancillary work streams into one seamless workflow.

OUR STRENGTHS

Culture

Our "ISMs"

        We define our culture through 19 ISMs. Dan Gilbert, our founder and Chairman, created the ISMs as the guiding principles and philosophy for our team members. The ISMs are more than catchy phrases; they are the operating system that acts as the blueprint for all our decision-making and builds the foundation of our culture.

        Each of our approximately 20,000 team members is empowered to apply the ISMs in all aspects of their work and life. The ISMs define our culture and how we conduct business, and this combination of an empowered team with a common, well-defined mission provides us with a significant strategic advantage in the market.

Always Raising Our Level of Awareness

        "Our future, growth, innovation and success starts with the thousands of eyeballs of our team members."

        Everything starts with awareness. We challenge our team members to be alert and observant, really listening to and understanding the needs of our clients, and to deliver actionable innovations that improve the client experience and process. Our culture asks not only for ideas, but also drives

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

for execution. The result is a group of empowered professionals creating unrivaled experiences for our clients.

        We were pioneers in centralizing and digitizing the mortgage experience. We were also one of the first in our industry to recognize the changing client demands and use the internet to deliver fast and simple mortgages, from this initial idea to our modern solutions like Rocket Mortgage and Rocket Professional, our proprietary platform. The awareness and hyper-focus of our team members drives these innovative solutions and our success.

Every Client. Every Time. No Exceptions. No Excuses

        "Every client means 100% of our clients all of the time, not most of the time."

        We value our clients and serve them with an unmatched sense of urgency and importance. We maintain a policy that every client will receive a callback within 24 hours. Our clients have acknowledged the positive experience they have with us in our closed client surveys, with approximately 94% recommending us. Our superior client experience is evidenced by our net promoter score (NPS) score of 74, a measure of client satisfaction, as compared to the average NPS of 16 for the mortgage origination industry according to J.D. Power. Our award-winning client experience has resulted in other world-class consumer-facing organizations, such as                           , seeking to partner with us.

Obsessed with Finding a Better Way

        "Finding a better way is not something we do on the side or when we get the time. Rather, it's a key priority for every one of our team members."

        We empower our team members to create the processes and programs that will continue to drive our growth. Team members know their opinion is not only welcome but expected, from providing input on how to improve our existing business to pitching a completely new company idea.

        Our obsession with finding a better way is amplified through our constant improvement "Mousetrap Team," and our platform for new ideas "The Cheese Factory." Mousetrap Team members are tasked with closely examining each step of the borrowing process to make it more efficient. Major successes from this team include the development of proprietary technology that prioritizes each step of the loan process based on a client's propensity to close and the development of a texting platform that allows clients to communicate directly with their mortgage banker, reducing delays due to response times. The Cheese Factory and its internal "Pitch Day" competition, both encourage and reward team members for bringing forward ideas.

        Our Product Strategy team continues carrying that momentum, analyzing consumer trends and best practices, and then delivering products under the Rocket umbrella that meet the emerging and future needs of our clients. This team has demonstrated its ability to translate our Company's mission and goals into client-focused solutions and experiences. Recognizing the market opportunity to extend our Rocket Mortgage technology and process to our Partner Network, this team successfully led the development and launch of our partner platform Rocket Professional. Combining business and technical savvy, our strategists revolutionize the way we interact with consumers on our never-ending mission to find a better way for everything we do.

We Are the They

        "There is no 'they.' We are the 'they.' One team. United. All in the mission together. No corporate barriers. No boundaries. Just open doors, open minds and an open culture rooted in trust."

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        Our organization emphasizes cooperation, respect and teamwork and minimizes hierarchy and bureaucracy, all to achieve better client results. Our team members and leaders, across our ecosystem, are all aligned towards the common goal of helping our clients and providing an amazing client experience. We recruit, train and develop our team members to all align to this philosophy. We do so with the contributions of our robustly staffed training team that focuses on the development and growth of team members. The group has been recognized by Training Magazine as part of the "Training Top 125" for excellence in training and development.

        Our unity extends beyond the walls of our organization to the communities we call home. Our "for more than profit" approach includes positively impacting our communities through creating jobs and reinvesting dollars and time into our cities. From education and housing stability initiatives to entrepreneurship programs, our team members are at the forefront of growth—both in our business and the communities in which they live, work, and play.

Technology, Data and Automation Innovation

        We have built a fully integrated technology platform that we have implemented across our ecosystem to provide a seamless and efficient experience for our team members, clients and partners. We have found that the most powerful approach to improving the client experience is to identify the pain points in the process and create scalable technology-driven solutions for each one.

        Our leadership and over 2,500 technology team members focus on technology along three axes. First, we leverage advanced algorithms and decision trees along with intuitive front-end design to provide an exceptional client interface and service. Second, we use technology and analytics to automate as many steps of our operations as possible to increase our team members' productivity, minimize process lags and errors, and ultimately drive significant improvement in client outcomes on a massive scale. Third, we develop our technology with a view to offer it to external partners in a seamless manner, enabling further growth of our ecosystem.

        We have strategically developed our technology in modules to facilitate agile enhancements. This enables us to effectively scale during market expansion, efficiently onboard partners, and grow into new client segments and channels, with less time and investment than our competitors.

        Additionally, our cutting-edge technology systems are powered by a significant amount of data. In 2019, we had interactions with over 20 million prospective clients. We have long-term mortgage servicing relationships with over 1.87 million client loans. We maintain 220 million unique consumer records and 150 million unique real estate records. Our technology and data science teams are proficient in leveraging this rich data to streamline the client experience, to improve the efficacy of our marketing campaigns, and to offer products and services suited to each client's specific circumstance. We generated $40 billion in application volume from AI/machine learning in 2019.

Rocket's History of Innovation

        We modernized the mortgage origination process through our proprietary data and technology. By breaking the process into discrete steps and leveraging our artificial intelligence and machine learning capabilities, we standardized and automated an otherwise labor-intensive process. This has allowed us to increase efficiency, accuracy and scalability to propel us to continue to gain market share.

        With the introduction of our first web-based mortgage solution in 1999, we started our pursuit of the digital transformation of the mortgage business. Today, we have created a robust proprietary end-to-end technology platform. This platform has differentiated us from competitors by offering a purpose-built solution for each step of the life of a mortgage loan and systemizing the consistent improvement to the mortgage process.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        We hold U.S. patents and U.S. patent applications on critical intellectual property, which allows our automated systems to digitally integrate with third-parties, such as financial institutions and credit bureaus, to mitigate identity fraud and independently verify client data (e.g., income, assets and employment). This improves loan quality which allows us to maintain low delinquency rates.

Automation

        At the core of our platform is an advanced engine that enables the modeling, modification and management of complex loan processes and business rules. We have turned the complicated and regulatory-heavy process into a series of client-friendly questions and requests. We closely monitor the performance of any new initiatives with tangible data and metrics, including days to close, team member efficiency and client satisfaction.

        This process partitioning has allowed us to identify many areas that could be automated. These automated processes produce true objectivity and greatly reduce human error. Our system has been designed to integrate across business functions allowing them to collaborate harmoniously within our secure environment. Our system accomplishes this automation by continuously monitoring in-progress loans and leveraging our proprietary, data-driven, decision engine to recommend the most efficient task for each team member.

RocketLogic

        The next evolution of our mortgage process is RocketLogic. RocketLogic is an automated underwriting product developed internally. This product will overhaul the way we originate loans, from application to closing. RocketLogic leverages data and asks dynamic questions, resulting in client's closing their mortgage faster and with greater accuracy. This will continue to drive efficiency for our team members and bring certainty to our clients.

Data Analytics

        We have access to client financial information and needs which allows us to more effectively understand and market to our clients. Both through lead acquisition and servicing, we aggregate this information on current and potential clients. For example, knowing the details of a client's existing mortgage allows us to execute a real-time marketing campaign to targeted clients when mortgage rates drop. We also have the ability to predict based on a number of factors including age and time in home, when a family may be looking to buy a new home and will potentially need a purchase mortgage.

        The scale and design of our model allows us to gather insights into and improve the client experience through measuring and recording each step in the process. We track, test and refine every step of the client journey and our users' experience. This allows us to intelligently manage our funnel of potential clients, drive conversion and continuously identify areas of potential improvement. Our scale has enabled us to experiment with various approaches to these tasks and constantly tune our strategies for user satisfaction.

Versatility and Scalability

        We have thoughtfully developed our technology infrastructure in modules to enable agile enhancements and ensure flexibility to deploy this technology to a variety of partners. Our infrastructure allows us to act swiftly and stay ahead of regulatory changes and more quickly introduce new products and services, without the need for expensive overhauls or disruptive interventions. With advanced analytics tools, we are often able to foresee potential issues before they arise, further supporting uninterrupted client experience, business growth and operational efficiency.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        Our software is designed with scalability in mind to manage a large quantity of loans. On average, we currently process more than 6,200 client applications each day, and over 8,100 applications are started each day via our website, mobile app and mobile web. The versatility and scalability of our technology provide a solid foundation for our continued growth. Our technology platform is capable of scaling to more than double our current volume, with plans to reach $500 billion of available annual capacity by the end of 2020.

New Technology Solutions for Partners

        We built Rocket Professional, a business-to-business ("B2B") application, to enable our partners to leverage the existing Rocket Mortgage infrastructure to provide a similar experience to their clients. Rocket Professional allows financial professionals to offer our best mortgage options to their clients and provides visibility into the origination processes from their mobile devices. The simplicity of our technology enables us to quickly and seamlessly onboard additional partners, without significant incremental investment.

Data Security and Safeguards

        We employ various in-house and third-party technologies and network administration policies that are designed to protect our computer network and the privacy of our clients' and team members' information from external threats and malicious attacks.

        We believe that the technologies and network security plan we have adopted is appropriate to the size, complexity and scope of services we provide, as well as the nature of the information that we handle. We have a team of professionals dedicated to network and information security who monitor security systems, evaluate the effectiveness of technologies against known risks and adjust systems accordingly. In addition, we periodically have network security evaluated by outside firms specializing in network security to identify and remove any potential vulnerabilities.

        Our infrastructure components, including our data center, telecommunications equipment, network equipment and servers, are under maintenance agreements and are constantly monitored. Furthermore, we execute regular hardware refresh plans to prevent key systems from becoming an obstacle to growth or a liability. We also have two redundant data centers and a data bunker supporting business operations.

Rocket Technology Team

        Our innovation is attributable to our over 2,500 dedicated technology team members, who we empower to create the processes that will continue to drive our growth into the future. Our technology team members participate in "hack weeks" once per quarter, during which team members can step away from day-to-day work to focus on building new solutions for our products. This culture of innovation has led Computerworld magazine to name us the "Best Place to Work in IT (Large)" for five consecutive years.

Digital First Brand and Marketing

        Our investment in the Rocket brand has made it nationally recognized as a simple, fast and easy digital solution for clients and partners. We invest in a range of targeted marketing campaigns that leverage our brand to acquire new clients and position our brand as the technology-driven solution for consumers. As the majority of home and mortgage searches now begin online, brand recognition offers a key competitive advantage when consumers search for a mortgage lender.

        We have over 250 experienced marketing team members in our in-house advertising agency focused on every aspect of the client lifecycle. We create and execute innovative marketing strategies to identify and reach target audiences, engage with interested clients and promote the

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

client experience. We also rely on our Core Digital Media business to generate additional leads. Our team manages a large annual marketing and advertising budget. Since our inception, we have invested over $5 billion in marketing, including over $900 million for the year ended December 31, 2019.

Marketing Channels

        Our marketing strategy has resulted in a successful 35-year track record of generating business returns in a variety of rate and economic environments. The marketing group spans multifunctional, multimedia, in-house marketing, advertising and media-buy teams. We market our services and loan programs and procure leads through several channels. We constantly test and evaluate marketing efforts, response rates and media techniques to reach prospective clients and optimize the return on marketing investments. This research has allowed us to build a proprietary engine and approach that creates significant value for our franchise.

        Currently, the main channels through which we market our services and loan programs are:

  •
  Internet Media:  We market through paid and organic web search engines, online web ads and other online directories. Our Core Digital Media business creates innovative online client lead generation programs to increase consumer response and conversion.

  •
  Relationship Marketing:  We develop client loyalty and referral programs, tailored e-mail and direct mail marketing campaigns, real estate and relocation company relationships, and data mining practices through information service providers.

  •
  Third-Party Home Loan Referral Networks and Online Lead Aggregators:  We work with a wide range of networks and aggregators who connect us with potential clients.

  •
  Broadcast Media Advertising:  We utilize direct response radio, television, print and outdoor advertisements.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

  •
  New Media Advertising:  We participate on several social media and internet applications, including Facebook, Instagram, Twitter, YouTube, Yahoo Answers and mobile phone apps.

  •
  Earned Media:  We make unpaid placements in print and broadcast on the housing market and benefit from media coverage of our sponsorships of sports events and leagues and community initiatives.

  •
  Partner Network:  We work with our influencer and marketing partners to make targeted offers to relevant portions of their client base.

Client Leads by Year (in millions)

        A combination of the efficiencies from our proprietary technologies, our specialized marketing teams, and the growth in our servicing portfolio and our partner network have led to an increase in conversion of client leads to closed loans. This increase in conversion has allowed us to continue to grow our mortgage origination volume without increasing the number of client leads at the same rate.

        We utilize proprietary technologies and algorithms to make the most of each contact and lead received from a prospective client. These technologies allow us to route all calls and inquiries, along with any available data we have regarding the prospective client, to a mortgage banker who is available at any one of our locations. We have a marketing team that is specifically dedicated to allocating these leads to the most appropriate banker based on the information received and the workflow of bankers within the system. Once routed, the lead is prioritized and monitored to ensure mortgage bankers respond promptly. These technologies have increased our success in connecting with clients and finding the best solution to fit their needs.

        We have marketing teams dedicated to each marketing channel that can promote a lead program or campaign. This allows us to efficiently generate and manage traffic to our website and calls to our web-centers.

        The robust data we generate through our servicing business enables us to make informed offers to clients who could benefit from a more cost-effective mortgage via a refinancing or a new home purchase client who in addition to a mortgage can also benefit from a personal loan from Rocket Loans. Our data science team incubates and monitors potential leads until a data trigger determines the optimal time to connect.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Brand Investment

        Our national Rocket brand is a competitive advantage that is extremely difficult to replicate. In our industry, we are the only company with significant digital-first brand recognition. Since our inception, we have invested over $5 billion in marketing, including over $900 million for the year ended December 31, 2019. Our in-house marketing agency has a long history of creating bold and visible events and campaigns, including the Quicken Loans Carrier Classic in 2011—a NCAA Men's Basketball game that raised proceeds for military charities and was attended on Veterans Day by President Obama; the Quicken Loans Billion Dollar Bracket for the NCAA Men's Basketball Tournament in 2014, in collaboration with Warren Buffett; the annual Rocket Mortgage Classic—the first ever PGA TOUR event in Detroit; and recently a prominent Super Bowl Squares campaign and our latest Super Bowl ad, featuring actor Jason Momoa, was ranked the fifth best Super Bowl ad by USA Today's Ad Meter.

Superior Economic Model

Mortgage Origination Fees and Profitability

        Our mortgage origination business primarily generates revenue and cash flow from the gain on sale of loans, net. The gain on sale of loans, net includes all components related to the origination and sale of mortgage loans, including:

  (1)
  net gain on sale of loans, which represents the premium received in excess of the loan principal amount and certain fees charged by investors upon sale of loans into the secondary market;

  (2)
  loan origination fees (credits), points and certain costs;

  (3)
  provision for or benefit from investor reserves;

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

  (4)
  the change in fair value of IRLCs and loans held for sale;

  (5)
  the gain or loss on forward commitments hedging loans held for sale and IRLCs; and

  (6)
  the fair value of originated MSRs.

        Interest income, net is a small component of our revenues ($116 million in 2019) because we take very little credit risk as we hold loans on our balance sheet for a very short period of time before selling them in the capital markets. Interest income, net is the difference between interest received from our clients on the loans we originate before we sell them in the secondary market and the interest we pay on our loan funding facilities.

        Relative to some consumer-driven technology industries with loss-leading products, we price to be profitable on the first transaction. Any subsequent product or service that we are able to sell to a client, including a mortgage refinancing in the future, are designed to produce a higher marginal profit.

        Gain on sale revenues can vary across products and channels based on the specifics of that channel.

        For example, our Direct to Consumer segment provides us with higher gain on sale margins, on average, than our other channels. However, the Direct to Consumer channel requires a higher amount of operating expenses through a significant investment in brand marketing and client acquisition.

        In contrast, our Partner Network segment produces lower gain on sale margins. However, client acquisition cost are also lower and incremental overhead costs are minimal. For this reason, we achieve significant operating leverage from our Partner Network and see this segment as a key part of our growth engine.

        A mortgage which is originated from our servicing book has lower client acquisition costs compared to a mortgage originated in the Direct to Consumer segment. This is why we see our servicing book and related recapture originations as a key strategy for continued growth and profitability.

Mortgage Servicing Fees

        We also generate significant fees from servicing our clients' loans. For every mortgage that we service, we receive a contractual set of recurring cash flows for the life of the loan, primarily those which are part of a securitization by the GSEs or Ginnie Mae. Additionally, we earn ancillary revenue such as late fees and modification incentives on the loans we service. Subservicing revenue is primarily based on contractual per loan fees. Servicing produces a significant amount of fee income, with total servicing fee income of $950 million for the year ended December 31, 2019.

        Because cash flows depend on the balances of outstanding mortgages, the value of our MSR fee income fluctuates based on the size of our servicing portfolio and other model inputs. Additionally, if a client repays a mortgage, our servicing portfolio decreases, which reduces our revenues. We believe our two principal sources of revenue, mortgage loan originations and mortgage loan servicing, contribute to a stable business profile by creating a natural hedge against changes in the interest rate environment. As interest rates rise and the likelihood of refinancing decreases, MSRs generally increase in value which helps to offset any decline in origination volumes. As interest rates decline and the likelihood of refinancing increases, origination volumes tend to increase which helps to offset the decline in MSR value caused by the higher probability of loan prepayment. In addition, our sizeable origination platform helps us to grow our servicing portfolio by retaining the MSRs on new loan volume and thus replenish our MSRs during periods of high prepayments.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Other Fee Income

        The majority of other Rocket businesses strictly generate revenues from fees we receive for providing services to our clients or partners. Rocket Loans generates fees in a similar fashion to our mortgage business, receiving an origination fee, an investor fee from the end buyer, and an ongoing servicing fee. We also earn fees from real estate agent referrals to Rocket Homes and from facilitating auto sales for Rocket Auto. Core Digital Media receives fees from the generation and sale of client leads in the mortgage and other industries.

Lower Acquisition and Operating Costs

        Our platform and technology create a significant financial advantage for client acquisition. Our investments in our brand and performance marketing allow us to have significant leverage. We lower our average client acquisition costs through our sophisticated marketing capabilities which create an ability to convert a higher number of our leads into applications.

        Once a loan has moved into application status, our automated operations deliver an advantage in both cost of processing and quality. We have fewer manual touchpoints which reduce the cost to process the loan. As our loans are processed more quickly, the ability for loans to fall out due to competition, rate changes, or other errors is reduced. This provides us higher certainty to close which allows us to better amortize upfront costs.

Operating Leverage

        The automation and efficiency we have created results in significant operating leverage. We are able to scale quickly and efficiently which allows us to grow both volume and per unit profitability when the market expands.

        Our operating margin and leverage also helps us control profitability when market volumes are lower. We have automated much of the processing of a loan and therefore have lower fixed and marginal costs on a per unit basis. For example, in 2018 when many mortgage companies were producing net losses, we were able to remain profitable.

Cash Flow Generation

        We generate significant cash flow from our business both through our cash gain on sale for mortgages and the cash fees which we recognize for servicing as well as in our other fee income producing businesses.

Investing for the Long-Term

        As a result of our long-term focus, we continue to invest for the future. From our original decision to start an online direct channel to the continued investment to build scale, we are always focused on investing for the future. Due to the reduced volatility mentioned above, we are able to invest in building operating scale throughout economic cycles. We recognize that increasing capacity through automation and innovation when others are shrinking their business allows us to capture more upside when market volumes increase.

Profitability from Growth

        We believe we are well positioned to continue to grow our share in the mortgage origination market. As the nation's largest retail mortgage lender according to Inside Mortgage Finance, we have a current market share of 9.2%. Our technology and centralized platform, along with our tremendous operating leverage, afford us the unique ability to rapidly scale and to continue to take share from the remaining 90.8% of the mortgage market.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        Growth in our core mortgage business comes at attractive margins. Each additional unit that we add to our platform lowers the average cost and increases our operating margin. Because of this, we have focused on growing our retail channel through significant investments in brand marketing and lead generation.

        Additionally, we view our partnerships as producing this same impact. Every partnership allows us to leverage our industry-leading brand and technology to offer more products and services to our partners' clients. This produces greater scale and, through our operating leverage, higher profits.

        Our other businesses benefit from the ecosystem we have built around our mortgage business. We have lower startup costs as client acquisition costs are significantly lower than for new entrants. Additionally we have marketing, call center, origination, servicing and capital markets functions that can all be relied upon to develop a new offering. This decreases the risk of new offerings through lower upfront costs and allows the products to move more quickly to standalone profitability.

Capital-Light Business Model and Limited Credit Exposure

        Our business model is capital light. We originate mortgage loans to aggregate in pools that are either sold to the GSEs or to investors in the secondary mortgage market. We hold our loans on our balance sheet for an average of 18 days in 2019 and as few as eight days during 2020. Since our counterparties are primarily the GSEs as well as other diversified sets of investors, we do not need to hold significant capital to grow our origination business. We have minimal exposure to credit risk from loans that may default. These mortgages are 92% conforming, which means they satisfy the underwriting criteria of the GSEs which enforces standards on credit score, loan to value, and ability to repay, among other factors. Our primary credit risk comes from errors in underwriting, which, because of controls introduced by our automated processes, are greatly reduced.

        We do not have direct credit exposure to the servicing portfolio since we do not own the underlying loans that are being serviced. We do not have direct credit exposure in our other businesses.

        Rocket Loans is similarly capital light. We underwrite loans in accordance with credit criteria that are agreed upon with third-party investors. The loans underwritten by Rocket Loans are originated for third-party investors and we do not retain any ongoing credit risk for the originated loans. Our Rocket Auto business only facilitates sales of used automobiles on behalf of third parties and does not hold any inventory.

        The largest ongoing balance sheet asset is our mortgage servicing rights asset, which is the capitalized value of the future fees we are projected to receive from our servicing portfolio. Because of our high retention rate, this asset represents our future origination pipeline. We view holding onto this asset as a strategic priority.

Capital Markets Capabilities

        We have an experienced Capital Markets team consisting of over 400 team members who actively manage the pooling and selling of loans into the secondary market, as well as all risk mitigation involved in the securitization process. The Capital Markets team leverages proprietary data collection to maximize pull-through rate visibility and establish an efficient market rate hedging program, which helps protect our balance sheet from adverse rate movements.

        Innovation and execution drive the capital markets team. The team actively works to simplify investor guidelines and streamline processes to improve the client experience. For example, the capital markets team introduced an innovative loan program titled the YOURgage, allowing our clients to pick any loan term, from eight to 30 years.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        The capital markets team employs various economic hedging strategies to mitigate the interest rate and the anticipated loan refinancing probability or "pull-through risk" inherent in such mortgage assets. These hedge instruments involve elements of interest rate and counterparty risk.

        The strength and strategic importance of our capital markets team is demonstrated through sustained performance and results. The capital markets team has been instrumental to our ability to maintain consistent sale margins despite changing market environments.

Diversified Funding Base and Strong Liquidity Profile

        We have historically maintained liquidity that is designed to allow us to fund our loan origination business, manage our day-to-day operations and protect us against foreseeable market risks. Our sources of liquidity include loan funding facilities, two MSR facilities, two unsecured lines of credit, an early buy out facility, as well as cash on hand.

        As of March 31, 2020, we had $16.25 billion of loan funding capacity with nine different counterparties, of which $11.4 billion was outstanding. Of the loan funding capacity, $10.75 billion is warehouse financing with large, geographically diverse lenders, and the remaining is early funding facilities. Over 47.8% of our facilities have original maturity dates of two years or longer, which reduces the risk of refinancing. We also have access to $2.1 billion of liquidity through five other financing facilities and have established access to the debt capital markets through the issuance of two senior unsecured bonds.

Highly Scalable and Adaptable Platform

        As the only truly national Direct to Consumer brand and platform with a digital application, we have the unique ability to target a large client base across all 50 states over the internet and through our centralized loan processing centers. Operating from centralized facilities gives us greater control over the client experience and allows us to take advantage of economies of scale, reducing our processing costs. This centralized structure and scalable platform also allows us to quickly adapt to market changes.

        Our size, loan volume and technologies allow us to utilize specialized sub-groups of operations team members who are dedicated solely to certain sub-sets of tasks and areas of concern. Our dedicated teams focus on areas such as underwriting, client communication, acquisition of vendor documents, quality assurance, and closing. Specialization of each of the steps in the loan origination process has allowed us to create experts in each task, allowing them to quickly identify potential issues or rely on their expertise to solve problems.

        We have dozens of individual tasks with controlled work prioritization, resulting in shorter training time for new team members. We can quickly ramp up operational capacity with this specialized approach, instead of relying on lengthy training periods for new team members to perform all the duties of a traditional processor. This approach is a true differentiator, allowing us to quickly scale the workforce to match demand and the size of the pipeline.

        We believe that our platform provides the capacity to close a substantially higher amount of loans per month based on current resources without significant investment in infrastructure. This centralized structure and scalable platform also allows Rocket Mortgage to quickly adapt to the evolving regulatory environment and market changes. We believe that significant barriers to entry exist in the mortgage industry due to the changing and heightened regulatory environment.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        Our scale, together with our high-quality, geographically diverse originations and efficient platform, allows our experienced capital markets team to achieve superior secondary market execution. The capital markets team aggregates pools of loans to obtain the best pricing for sales into the market. At the same time, the capital markets team uses proprietary technologies in addition to outside information services to hedge interest rate positions until loans are sold. Over the last decade we have generated consistently strong margins which we believe are attributable to the high-quality loans generated from our business model and our experienced capital markets team.

Team Member Experience

        Our culture creates an environment where team members know their opinions are valued and curiosity is encouraged. This collaborative atmosphere empowers our team members and keeps them engaged, making us stronger, faster, and more innovative as a company. Internal surveys show approximately 95% of our team members believe the work they do contributes to the success of our Company.

        Our high-quality workplace culture creates significant opportunities to attract and retain talent. We encourage our team members to build a long-term career within our Company and focus on a common mission. Our commitment to the cities where we live, work, and play, attracts team members who are similarly focused on building a strong community, further benefitting our cultural identity.

        In addition to the recognition we received from FORTUNE magazine, our operations in Phoenix, Cleveland and Charlotte have been recognized as top workplaces in 2019 in local business publications. Of our approximately 20,000 team members, approximately 1,500 team members have been with us for over 10 years.

Strong, Collaborative Senior Leadership Team

        Our senior leadership team's vision has reshaped the mortgage landscape and fueled our substantial growth while consistently reinforcing our culture. This long-tenured team has been with us for an average of 24 years. Dan Gilbert, our founder and Chairman, has provided us with steady leadership during our entire 35-year history and served as Chief Executive Officer from 1985 until 2002. Jay Farner is our current Chief Executive Officer and has been with us for 24 years. Bob Walters is our President and Chief Operating Officer and has been with us for 23 years. Julie Booth is our Chief Financial Officer and has been with us for 16 years. Angelo Vitale is our General Counsel and Secretary and has been with us for 23 years. This team has led us through a variety of housing and economic cycles, and has found ways to take advantage of broader industry disruption to continue our growth and success.

        We are focused on developing and promoting talent from within, which has enabled us to develop both the current team of senior leaders as well as the next generation of leaders. Prior to becoming Chief Executive Officer, Jay Farner served as our President and Chief Marketing Officer and Vice President of Web Mortgage Banking before that. In these roles, Jay personally led the building of Rocket Mortgage and brand strategy as well as online performance marketing and the creation of the centralized banking teams. Prior to becoming President and Chief Operating Officer, Bob Walters served as our Chief Economist and Executive Vice President leading Capital Markets and Servicing. In these roles, Bob oversaw the teams responsible for developing our capital markets capabilities, launching servicing and transforming our client experience and operations teams. Prior to becoming Chief Financial Officer, Julie Booth served as our Vice President, Finance and initiated the creation and development of the Treasury, Procurement, and Internal Audit functions over the years. Angelo Vitale has served as Chief Executive Officer of our subsidiary Rock Central and as our Executive Vice President, General Counsel and Secretary. In these positions, Angelo has been

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

responsible for our legal functions, including regulatory compliance, commercial real estate leasing and enterprise risk management.

Culture of zero-defects and regulatory compliance

        We seek to implement a culture of compliance and we pride ourselves in doing the right thing. We have a strong regulatory compliance function and have the organizational and technological flexibility to swiftly comply with changing regulations. We place strong emphasis on credit quality. Throughout the loan process, we use third-party data that is pulled directly into our system to verify income, assets, employment and other client information. For example, we validate client income against tax information reported to the U.S. Internal Revenue Service. Furthermore, our rules-based loan origination platform is consistent across all offices and is designed to prevent mortgage bankers from approving exceptions to lending criteria, helping to ensure that we remain disciplined with respect to credit.

        Our loan process mitigates the risk for underwriting fraud as it is handled by multiple specialists rather than a single underwriter. Each loan goes through multiple specialized teams as part of the operations process, providing quality assurance and multiple reviews from underwriting through closing. This process allows us to protect against fraud and errors without delaying the overall time from application to close. Additionally, unlike the more traditional loan officer compensation model that is based on number of mortgage approvals, the Rocket Mortgage compensation model rewards our team members for the number of loan applications processed. We believe the focus of our compensation model on applications, rather than approvals, better aligns economic incentives with compliance and regulatory requirements.

        We experience delinquency rates in our servicing portfolio that are much lower than the industry average, with the percentage of UPB of mortgages that are 60 days or more delinquent in payments of 0.92% as of March 31, 2020. Rocket Mortgage's FHA Compare Ratio of 51% as of March 31, 2020, is the lowest FHA Compare Ratio of the top 20 mortgage originators by FHA closed loan volume during that period. The FHA Compare Ratio is calculated by the FHA and represents the default rate of a single lender compared to the default rate in the FHA's total mortgage portfolio. This robust loan process also reduces potential liability under our representations and warranties to purchasers of our loans in the secondary market.

OUR GROWTH

Track Record of Scaling Our Platform

        We have significant experience drawing on our competitive strengths to expand our business. We continuously evaluate various initiatives to enhance the client experience by identifying and offering new products and services that will benefit our clients. We are guided by the long-term potential of our initiatives and we ensure that our platform is able to scale with a high degree of operating leverage. Additionally, our leading national brand and access to millions of current and prospective clients allows us to reduce the time and investment required to identify opportunities to scale our businesses.

        We made the decision to shift from a branch-based model to a digital-first, centralized model beginning in the late 1990s. Our objective was to develop a centralized platform that seamlessly scaled with increasing demand without having to linearly increase our team members or increase our processing times. Over the last two decades, we have demonstrated our ability to scale our business while significantly improving client outcomes. The scalability of the Rocket Mortgage platform is evidenced by our record setting $145 billion of closed mortgage loan originations in the year ended December 31, 2019 and our position as the nation's largest retail mortgage originator according to Inside Mortgage Finance for the last nine consecutive quarters.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        The following chart represents Rocket Mortgage's total origination volume for the periods shown:

Total Originations Volume ($ in billions)

        We also have a track record of successfully adapting to the changing macro-economic and regulatory environments and scaling rapidly to take advantage of new opportunities. As an example, when the Federal Housing Finance Agency expanded the Home Affordable Refinance Program ("HARP") in late 2011 in response to the financial crisis, we were able to leverage our scalable technology platform to expand our capacity swiftly to take advantage of the increased refinancing volume, while still managing workflow and maintaining our standard processing times. We reached a peak origination volume of $77 billion in 2013, representing a 166% increase over the $29 billion of originations we recorded in 2011.

        Recognizing a new opportunity in the market, we have recently placed emphasis on expanding our partner network which has enabled us to rapidly build market share. By offering the benefits of our industry leading platform to our external partners, we have formed long-term relationships with influencers and marketing partners that have supported our growth and created additional scale. To date, our partners have provided $189 billion in cumulative originations as of March 31, 2020. We offer our partner network an elevated experience consisting of powerful products, resources and technology. We ensure our partners have access to our advanced Rocket Professional technology. Our strong product lineup and competitive pricing enhances our partners' value proposition by delivering speed and certainty to close to their clients.

        Another example of our success in launching and scaling a business is our mortgage servicing offering. In 2010, we made the strategic decision to begin retaining servicing on the majority of our loan originations. We now service loans for over 1.87 million client loans and $343.6 billion of UPB. We have built a servicing business that looks to "Love, Protect and Amaze" our clients while maintaining efficient operations. In 2019 we achieved overall client retention levels of 63%, and refinancing retention levels of 76%, which is approximately 3.5 times higher than the industry average of 22%. We have also been recognized with six consecutive J.D. Power awards for excellence in mortgage servicing, winning the award in each year we have been eligible to participate.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        The following chart represents Rocket Mortgage's total servicing UPB (including owned and subserviced) for the periods shown:

Total Serviced UPB ($ in billions)

OUR GROWTH STRATEGIES

Expand Our Leading Mortgage Market Share

        We are well positioned to continue to grow our market share and capture opportunities in the mortgage market. As the nation's largest retail mortgage originator according to Inside Mortgage Finance, we are the scaled leader in the U.S. mortgage industry with market share of 9.2%. With origination volume in the industry expected to total approximately $2.7 and $2.1 trillion in 2020 and 2021, respectively, we believe our centralized platform and technology afford us the unique ability to rapidly and efficiently scale to continue to take market share from our competitors.

        We will continue to invest significantly in our brand, technical capabilities and enhancing the client experience, which we expect will support a considerable increase in our market share of the mortgage origination and servicing industry. Our superior client experience is evidenced by our Net Promoter Score of 74, a measure of client satisfaction, as compared to that of the industry, 16, demonstrating our strong client relationships.

        As the leading technology-focused mortgage originator, we believe we are uniquely positioned to take advantage of consumers shifting to the use of digital channels. Home buyers have come to expect the convenience of accessing real-time market information and financial services from the internet and their smart devices and have become accustomed to on-demand services as the standard method of interacting with service providers. Consumers are increasingly moving toward a digital-first relationship with their financial services providers and have come to expect a seamless client experience, with flawless execution at much faster speeds than with traditional models. We believe our significant investment in our technology platform and team members over the last two decades has given us the infrastructure required to capitalize on these trends.

        We believe that the shift towards the digital channel will lead to a more concentrated industry, with industry leaders taking advantage of their economies of scale and brand. We expect the market over time will more closely resemble other large consumer-focused industries with a handful of major

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

players capturing significant market share. As the number of consumers seeking a mortgage through digital platforms continues to increase, we expect to leverage our scale and brand to win these clients by providing a top-notch client experience and the fastest time to closing.

        Speed is critical in the mortgage approval process. We have already accelerated the speed to close for many of our clients, which is enabled by our centralized operations and the unique way we have split the mortgage origination workflow into a series of discrete, parallel steps, improving efficiencies and limiting unnecessary bottlenecks.

Market Demographics Will Drive Growth

        Millennial homeownership rates, at approximately 32% today, significantly lag the rates of Generation X and the Baby Boomer generation. There are approximately 67.5 million Millennials between the ages of 20 and 34, representing the potential for an increase in demand over the next few years.

Source: U.S. Census Bureau.

        While Millennial homeownership is low today, it remains a top priority among approximately 70% of Millennials, indicating the potential for a substantial increase in home purchases is on the horizon as they continue to build wealth and also benefit from the expected intergenerational wealth transfer from the Baby Boomer generation. Additionally, Millennials' demand for tech-savvy services is expected to grow.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

RocketMortgage.com Site Visits (in millions)

        We monitor RocketMortgage.com site visits as a measure of client interest and have seen an increasing trend in the number of visits. This measure is an indicator of the effectiveness of our marketing strategies, however it does not have a direct correlation to originations or revenues. This measure is calculated by a third party service that monitors website activity.

Our Partner Network Will Generate Significant Growth

        We expect our Partner Network segment to support further growth. We have aligned our brand with other high-quality consumer-focused organizations, which will provide us with a differentiated client acquisition channel that our competitors cannot replicate. We have formed relationships with influencers who utilize our platform with their clients, such as                  , and marketing partners who refer their clients directly to us such as             ,             and             . We have a robust pipeline of potential partners that we are working to onboard in 2020 and beyond. Our technology infrastructure is designed to plug-and-play, which allows us to seamlessly onboard partners and begin originations in a short time period.

Leveraging the Rocket Ecosystem

        We have significant experience in drawing on our competitive strengths to expand our business. A key differentiator of Rocket is our historical investment and focus on our technology and data platform. This purpose built platform has given us the infrastructure required to capitalize on long-term growth trends and be on the forefront of innovation in consumer finance. Together, our brand and our technology and data platform drive success across all Rocket products. We leverage the ecosystem's infrastructure to innovate and grow products that address consumer needs, while efficiently using platform resources and learnings to drive our return on investment.

        Currently, our data and technology platform enables us to offer seamless loan application and management experience, which strengthen our relationship with clients and build brand awareness. In turn, we use our deep client relationships and the strength of our brand to build more convenient mortgage solutions and innovative new products across the consumer finance spectrum. Empowered by our culture, our team is passionate and aligned to bring the best client experience and work

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

environment to the Rocket ecosystem. We are committed to growing our core market in mortgage but also poised to take advantage of new growth vectors enabling our expansion.

        Our additional Rocket offerings are summarized as follows:

  •
  Rocket Homes:  The real estate agent referral process enables us to collect a portion of the transaction commission and increases our likelihood on converting on the mortgage origination. Our proprietary Rocket Homes search page launched in 2018 and currently operates in 17 states. The site experienced over 180,000 unique monthly visits in 2019 and is poised to disrupt the U.S. real estate point of sale market, which has approximately $100 billion of annual sales. The technology behind Rocket Homes provides users with direct access to Multiple Listing Service (MLS) systems, which were once exclusively available to licensed real estate brokers, and gives users access to our network of 15,000+ real estate agents.

  •
  Rocket Loans:  We are positioning our Rocket Loans offering to disrupt the U.S. unsecured lending market, of which personal loans is a growing portion. The personal unsecured lending market in the United States has approximately $162 billion of outstanding balances, which have grown at a 16% CAGR since 2016. Leveraging our advanced data analytics, we now offer personal and contractor loans. The rapid adoption of this product offering is largely due to its ability to approve borrowers quickly and efficiently, using our proprietary algorithms. In the future, we plan to monetize this technology via potential licensing agreements with other vendors who rely on rapid approvals to run their businesses.

  •
  Rocket Auto:  Our entrance into the U.S. consumer auto sales market in 2017 has allowed us to reach beyond real estate and personal finance, and tap into a more diversified client base. The consumer auto sales market in the United States had approximately 40.8 million in used auto sales in the twelve months ending September 30, 2019. The sales capabilities in our Rock Connections business has fueled our early success in auto sales units, with Rocket Auto facilitating approximately 20,000 used auto sales in 2019. Through Rocket Auto, we provide our partners who own large auto inventories with an outlet to sell vehicles by generating leads and facilitating vehicle finance and insurance sales.

  •
  Lendesk and Edison:  We have invested in two mortgage business startups in Canada, as we believe our success in the U.S. can be leveraged in the Canadian mortgage market, a market of approximately $761 billion CAD of annual mortgage originations.

        Each of these businesses benefits from its relationship with Rocket Mortgage and in many cases Rocket Mortgage also benefits from these relationships. For example, our experience has shown that a relationship with a Rocket Homes' partner agent significantly increases the likelihood that we will close a Rocket Mortgage loan. Similarly, we have found that a significant number of personal loan leads from Rocket Loans have turned into mortgage-refinance transactions once we are able to spend time with the clients to understand their needs better.

Growth Vectors Enabling Expansion

        We plan to leverage our current strengths to fuel further expansion. We will continue to drive growth through fully capturing the cross-selling opportunities within our ecosystem, investing in key relationships with strategic partners, driving our domestic brand name recognition internationally and continuing opportunistic acquisitions.

        Cross-sell:    Through our online servicing portal we engage with our clients on a monthly basis, which helps us drive efficient and cross-channel leads for our other products. As existing Rocket Mortgage clients log on to make monthly payments, check balances and utilize our other services, we are able to market customized Rocket Loans and Rocket Homes offers directly to them. This

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

connectivity, provided by our mortgage platform, is a differentiated way that we guide existing clients toward our other product lines. We believe that our clients' trust in and appreciation for the Rocket brand will continue to drive leads to other innovative products in the Rocket ecosystem.

        International expansion:    In addition to leveraging our mortgage platform, we also believe there are several opportunities for geographic expansion that would allow us to apply our institutional knowledge and infrastructure to provide a better client experience in geographies outside of the United States. For example, in Canada where loan origination technology is less prevalent than in the United States, our Lendesk business is currently addressing the incumbents' inability to provide similar technology-focused solutions.

        Strategic growth through acquisition:    We stay opportunistic and rigorously evaluate inorganic growth opportunities with strategic merit. In 2017, we acquired LowerMyBills and OpenHouse. In 2018, we acquired ForSaleByOwner, in 2019, we invested in Lendesk and in 2020, we invested in Edison Financial. Through highly strategic acquisitions, we are able to enter new markets with scale, and onboard technology solutions that can unlock incremental value by integrating with the Rocket ecosystem.

CLIENTS

        The majority of the loans we originate are sold to the GSEs and government agencies. In each of the three months ended March 31, 2020 and 2019 and in each of the years ended December 31, 2019, 2018 and 2017, we sold more than 91% of our loans to GSEs and government agencies. Since our counterparties are primarily the GSEs as well as other diversified sets of investors, we do not need to hold significant capital to grow our origination business. Additionally, we service all loans we sell to the GSEs. We believe that the quality and breadth of our sales of loans to the GSEs is a strong testament to our underwriting process and high quality mortgages.

GOVERNMENT REGULATIONS AFFECTING LOAN ORIGINATIONS AND SERVICING

        We operate in a heavily regulated industry that is highly focused on consumer protection. The financial crisis in general, and the related tumult in the residential mortgage market in particular, placed our industry under increased regulatory and public scrutiny and resulted in stricter and more comprehensive regulation of our business. Statutes, regulations and practices that have been in place for many years may be changed, and new laws have been, and may continue to be, introduced in order to address real and perceived problems in our industry. These laws and how they are interpreted continue to evolve.

        This extensive regulatory framework we are subject to includes Canadian, U.S. federal, state and local laws, regulations and rules. Governmental authorities and various Canadian, U.S. federal and state agencies have broad oversight and supervisory authority over our business.

        We continue to work diligently to assess and understand the implications of the regulatory environment in which we operate and the regulatory changes that we are facing. We devote substantial resources to regulatory compliance, including operational and system costs, while at the same time striving to meet the needs and expectations of our clients.

Licensing, Supervision and Enforcement

        Because we are not a depository institution, we must comply with state licensing requirements to conduct our business. Similar licensing laws apply to us in Canada. We incur significant ongoing costs to comply with these licensing requirements.

        To conduct our residential mortgage operations in the United States, we are licensed in all 50 states and the District of Columbia. As required by state law, we have additional licenses to enable

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

us to act as a loan servicer, mortgage broker, real estate brokerage, conduct lead generation activities, and operate our personal loan platform that facilitates loans in 47 states and the District of Columbia. Generally speaking, the licensing process includes the submission of an application to the state agency, a character and fitness review of key individuals and an administrative review of our business operations.

        Under the Secure and Fair Enforcement for Mortgage Licensing Act of 2008 ("the SAFE Act"), all states have laws that require mortgage loan originators employed by non-depository institutions to be individually licensed to offer mortgage loan products. These licensing requirements require individual loan originators to register in a nationwide mortgage licensing system, submit application and background information to state regulators for a character and fitness review, submit to a criminal background check, complete a minimum of 20 hours of pre-licensing education, complete an annual minimum of eight hours of continuing education and successfully complete an examination. Upon issuance of a license, we become subject to regulatory oversight, supervision and enforcement activity to determine compliance with applicable law.

        Under the Dodd-Frank Act, the CFPB was established in 2011 to ensure, among other things, that consumers receive clear and accurate disclosures regarding financial products and to protect consumers from hidden fees and unfair, deceptive or abusive acts or practices. The CFPB's jurisdiction includes those persons originating, brokering or servicing residential mortgage loans and those persons performing loan modification or foreclosure relief services in connection with such loans. It also extends to our other lines of business. The CFPB has broad supervisory and enforcement powers with regard to non-depository institutions, such as us, that engage in the origination and servicing of home loans and personal loans. The CFPB has conducted routine examinations of our business and will conduct future examinations.

        As part of its enforcement authority, the CFPB can order, among other things, rescission or reformation of contracts, the refund of moneys or the return of real property, restitution, disgorgement or compensation for unjust enrichment, the payment of damages or other monetary relief, public notifications regarding violations, remediation of practices, external compliance monitoring and civil money penalties. The CFPB has been active in investigations and enforcement actions and has issued large civil money penalties since its inception to parties the CFPB determines violated the laws and regulations it enforces.

        We are also supervised by regulatory agencies under Canadian and U.S. state law. From time to time, we receive examination requests that require us to provide records, documents and information relating to our business operations. State attorneys general, state licensing regulators, and state and local consumer protection offices have authority to investigate consumer complaints and to commence investigations and other formal and informal proceedings regarding our operations and activities. In addition, the GSEs and the FHFA, Ginnie Mae, FTC, HUD, various investors, non-agency securitization trustees and others are subject us to periodic reviews and audits. This broad and extensive supervisory and enforcement oversight will continue to occur in the future.

Canadian, U.S. Federal, State and Local Laws and Regulations

        As a highly regulated business, the regulatory and legal requirements we face can change and may even become more restrictive. In turn, this could make our compliance responsibilities more complex, expensive or otherwise restrict our ability to conduct our business as it is now conducted or projected to be conducted. We are also subject to judicial and administrative decisions that impose requirements and restrictions on our business.

        This extensive regulatory framework to which we are subject affects, among other things:

  •
  our real estate brokerage activities;

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

  •
  our marketing and advertising activities;

  •
  the loan application process and disclosures;

  •
  the use and handling of our clients' credit information and the reporting of credit information;

  •
  the use and handling of our clients' public and non-public personal information;

  •
  the manner in which home appraisals are obtained;

  •
  our underwriting activities and credit determinations;

  •
  the manner in which we close loans and the related disclosures;

  •
  our clients' rights of rescission;

  •
  the funding of our loans;

  •
  how we service our loans and escrow administration;

  •
  the terms and conditions under which we must offer client loss mitigation programs for our servicing clients;

  •
  our collection, foreclosure, repossession and claims-handling procedures in the event of a default;

  •
  our collection and reporting of loan data regarding our clients;

  •
  the precautions against money-laundering and doing business with suspected terrorists that we have to take;

  •
  the establishment of maximum interest rates, finance charges and other charges or fees that we may charge or pay; and

  •
  secured transactions.

        Numerous U.S. federal regulatory consumer protection laws impact our business, including but not limited to:

  •
  RESPA and Regulation X, which (1) require certain disclosures to be made to the borrower at application, as to the lender's good faith estimate of loan origination costs, and at closing with respect to the real estate settlement statement, (2) apply to certain loan servicing practices including escrow accounts, client complaints, servicing transfers, lender-placed insurance, error resolution and loss mitigation, and (3) prohibit giving or accepting any fee, kickback or a thing of a thing of value for the referral of real estate settlement services;

  •
  TILA, including HOEPA, and Regulation Z, which regulate mortgage loan origination activities, require certain disclosures be made to borrowers throughout the loan process regarding terms of mortgage financing, provide for a three-day right to rescind some transactions, regulate certain higher-priced and high-cost mortgages, require lenders to make a reasonable and good faith determination that consumers have the ability to repay the loan, mandate home ownership counseling for mortgage applicants, impose restrictions on loan originator compensation, and apply to certain loan servicing practices, TILA and Regulation Z also apply to our personal loan product requiring certain disclosures to borrowers regarding the terms and conditions of their loan. For most mortgage loans the time of application and time of loan closing disclosure requirements for RESPA and TILA have been combined into integrated disclosures under the TRID rule;

  •
  Regulation N, which prohibits certain unfair and deceptive acts and practices related to mortgage advertising;

  •
  certain provisions of the Dodd-Frank Act, including the Consumer Financial Protection Act, which, among other things prohibit unfair, deceptive or abusive acts or practices;

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

  •
  the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act, and Regulation V, which regulate the use and reporting of information related to the credit history of consumers, require disclosures to consumers regarding the use of credit report information in certain credit decisions and require lenders to undertake remedial actions if there is a breach in the lender's data security;

  •
  the Equal Credit Opportunity Act and Regulation B, which prohibit discrimination on the basis of age, race and certain other characteristics in the extension of credit and require certain disclosures to applicants for credit;

  •
  the Homeowners Protection Act, which requires certain disclosures and the cancellation or termination of mortgage insurance once certain equity levels are reached;

  •
  the Home Mortgage Disclosure Act and Regulation C, which require reporting of loan origination data, including the number of loan applications taken, approved, denied and withdrawn;

  •
  the Fair Housing Act, which prohibits discrimination in housing on the basis of race, sex, national origin, and certain other characteristics;

  •
  the Fair Debt Collection Practices Act, which regulates the timing and content of third-party debt collection communications;

  •
  the Gramm-Leach-Bliley Act, which requires initial and periodic communication with consumers on privacy matters and the maintenance of privacy regarding certain consumer data in our possession;

  •
  the Bank Secrecy Act and related regulations from the Office of Foreign Assets Control and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act ("USA PATRIOT Act"), which impose certain due diligence and recordkeeping requirements on lenders to detect and block money-laundering that could support terrorist or other illegal activities;

  •
  the SAFE Act, which imposes state licensing requirements on mortgage loan originators;

  •
  the Military Lending Act ("MLA"), which restricts, among other things, the interest rate and other terms that can be offered to active military personnel and their dependents on most types of consumer credit, requires certain disclosures and prohibits certain terms, such as mandatory arbitration if a dispute arises concerning the consumer credit product;

  •
  the Servicemembers Civil Relief Act, which provides financial protections for eligible service members;

  •
  the Federal Trade Commission Act, the FTC Credit Practices Rules and the FTC Telemarketing Sales Rule, which prohibit unfair or deceptive acts or practices and certain related practices;

  •
  the Telephone Consumer Protection Act, which restricts telephone and text solicitations and communications and the use of automatic telephone equipment;

  •
  the Electronic Signatures in Global and National Commerce Act ("ESIGN") and similar state laws, particularly the Uniform Electronic Transactions Act ("UETA"), which require businesses that use electronic records or signatures in consumer transactions and provide required disclosures to consumers electronically, to obtain the consumer's consent to receive information electronically;

  •
  the Electronic Fund Transfer Act of 1978 ("EFTA") and Regulation E, which protect consumers engaging in electronic fund transfers;

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

  •
  the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 and the FTC's rules promulgated pursuant to such Act (together, "CAN-SPAM Act"), which establish requirements for certain "commercial messages" and "transactional or relationship messages" transmitted via email; and

  •
  the Bankruptcy Code and bankruptcy injunctions and stays, which can restrict collection of debts.

        We are also subject to a variety of regulatory and contractual obligations imposed by credit owners, insurers and guarantors of the loans we originate or facilitate and/or service. This includes, but is not limited to, Fannie Mae, Freddie Mac, Ginnie Mae, FHFA and the FHA, and are also subject to the requirements of the HARP program in which we participate.

The CFPB and Dodd-Frank Act

        The CFPB directly and significantly influences the regulation of residential mortgage loan originations and servicing. The CFPB has rulemaking authority with respect to many of the federal consumer protection laws applicable to mortgage lenders and servicers, including TILA, RESPA and the Fair Debt Collection Practices Act. The CFPB has been active and continues to amend rules and regulations within its purview. In August 2017, the CFPB adopted rules regarding mortgage servicing practices that require modifications and enhancements to our mortgage-servicing processes and systems. In October 2015, the CFPB issued a rule, effective in January 2018, amending Regulation C of the Home Mortgage Disclosure Act ("HMDA"), which will greatly expanded the scope of data required to be collected and reported for every loan application, and in August 2017, the CFPB amended the rule to add several new reporting requirements and clarify other existing requirements. These new requirements for gathering and submitting large amounts of data regarding loan applications to regulators and the public is complex. Thus, any inadvertent errors in our gathering or reporting the data could result in fines or penalties being levied by the CFPB or other regulators against us. We anticipate future rulemaking from the CFPB. The CFPB has indicated that it plans to propose changes to the October 2015 rule that amended Regulation C, and that it plans to address the new reporting requirements that the CFPB added using its discretionary authority under HMDA. The CFPB has indicated that it plans to issue a proposal in July 2020. We cannot predict what final actions the CFPB will take regarding Regulation C.

        In addition to the more recent actions described above, the CFPB's rulemaking and enforcement activities have included:

  •
  Issuance of guidelines on sending examiners to banks and other institutions that service and/or originate mortgages to assess whether consumers' interests are protected. The CFPB has conducted examinations of our business pursuant to these guidelines and will continue to conduct examinations;

  •
  Adoption of regulations regarding ability to repay and qualified mortgage standards that require a creditor to make a reasonable and good faith determination before originating a mortgage loan that the prospective borrower has the reasonable ability to repay the loan according to its terms. The standards also establish several types of qualified mortgages that provide the creditor with a safe harbor or a presumption of compliance with the ability to repay / qualified mortgage standards. The standard qualified mortgage requires borrowers to have a debt-to-income ratio that does not exceed 43%. For purposes of the ability to repay and qualified mortgage standards, HUD, the VA and the USDA have issued rules defining which loans insured or guaranteed under each agency's programs are qualified mortgages. The CFPB included in the ability to repay and qualified mortgage standards a temporary qualified mortgage for loans that are eligible for sale to Fannie Mae or Freddie Mac, commonly referred to as the QM Patch. Many mortgage loans, including mortgage loans originated by our Company, are made pursuant to the QM Patch. The QM Patch is scheduled

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

    to expire on January 10, 2021, or sooner if Fannie Mae or Freddie Mac exit the conservatorship of the FHFA. The CFPB has indicated that it plans to propose an amendment to the ability to repay/qualified mortgage standards to provide for a short term extension of the expiration date for the GSE temporary qualified mortgage, and that it does not intend to make the GSE temporary qualified mortgage permanent. In February 2020, CFPB Director Kathleen Kraninger stated publicly that the CFPB plans to propose an amendment to the ability to repay standards to replace the standard qualified mortgage that is based on a maximum 43% debt-to-income ratio of the borrower with another construct, such as a pricing threshold. Director Kraninger stated that the CFPB is working to issue a proposed rule by May 2020, although the CFPB has not yet issued this proposal. We cannot predict what final actions the CFPB will take regarding these matters. Not knowing the final actions that the CFPB will take creates uncertainty and the final actions may affect our business;

  •
  Adoption of certain amendments to Regulation Z's HOEPA provisions that expanded the scope of HOEPA to include open-end credit, redefined "points and fees" for the purposes of determining whether a loan is a high-cost mortgage subject to the substantive and disclosure requirements of HOEPA, and the addition a new prong to the definition of a high-cost mortgage relating to prepayment penalties that may be charged in connection with a residential mortgage loan;

  •
  An amendment to Regulation B to implement additional requirements under the Equal Credit Opportunity Act with respect to the provision of valuations, including appraisals and automated valuation models, to consumers in connection with applications for residential mortgage loans;

  •
  Implementation of new loan disclosure requirements under the TRID rule to combine and amend certain disclosures required under TILA and RESPA, which significantly changed consumer facing disclosure rules and added certain waiting periods to allow consumers time to shop for and consider the loan terms after receiving the required disclosures; and

  •
  Amendments to Regulation Z and Regulation X to adopt certain mortgage servicing standards set forth by the Dodd-Frank Act and other issues identified by the CFPB, including amendments to rules governing the scope, timing, content and format of disclosures to consumers regarding the interest rate adjustments of their variable-rate transactions and the establishment of certain requirements relating to billing statements, payment crediting and the provision of payoff statements.

        The Company expects that its business will remain subject to extensive regulation and supervision. Future regulatory changes may result in an increase in our regulatory compliance burden and associated costs and place restrictions on our origination and servicing operations.

        Our reverse mortgage business is also subject to a number of federal and state laws and regulations, and there have been substantial amendments to applicable federal laws, regulations and administrative guidance. The FHA has amended or clarified requirements related to HECMs through a series of issuances, including several Mortgagee Letters in 2014 and 2015. These requirements relate to advertising, restrictions on loan provisions, limitations on payment methods, new underwriting requirements, revised principal limits, revised financial assessment and property charge requirements, and the treatment of non-borrowing spouses. The FHA's guidance includes changes to both origination and servicing requirements.

        Since 2013, HUD has required that all HECM lenders must perform a new financial assessment on all prospective HECM borrowers to ensure they have the capacity and willingness to meet their financial obligations and the terms of the reverse mortgage. In addition, these rules require borrowers to set aside a portion of the loan proceeds they receive at closing (or withhold a portion of monthly loan disbursements) for the payment of property taxes and homeowners insurance based

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

on the results of the financial assessment. Key components of the financial assessment include a credit history and property charge payment history analysis, a cash flow/residual income analysis, and an analysis of compensating factors and extenuating circumstances to determine if the applicant is eligible for a HECM loan. Our reverse mortgage business is also subject to state statutory and regulatory requirements including, but not limited to, licensing requirements, required disclosures and permissible fees. The FHA has continued to issue additional guidance aimed at strengthening the HECM program. Most recently, the FHA issued a Mortgagee Letter changing initial and annual mortgage insurance premium rates and the principal limit factors for all HECMs.

Telephone Consumer Protection Act and the Telemarketing Sales Rule

        The Telephone Consumer Protection Act (the "TCPA"), Telemarketing Sales Rules and related laws and regulations govern, among other things, communications via telephone and text and the use of automatic telephone dialing systems ("ATDS") and artificial and prerecorded voices. The FCC and the FTC have responsibility for regulating various aspects of these laws. The TCPA requires us to adhere to "do-not-call" registry requirements which, in part, mandate we maintain and regularly update lists of consumers who have chosen not to be called and restrict calls to consumers who are on a state or national do-not-call list. Many states have similar consumer protection laws regulating telemarketing. These laws limit our ability to communicate with consumers and reduce the effectiveness of our marketing programs. The TCPA does not distinguish between voice and data, and as such, SMS/MMS messages are also "calls" for the purpose of TCPA obligations and restrictions.

        The TCPA provides that it is "unlawful for any person within the United States, or any person outside the United States if the recipient is within the United States ... to make any call (other than a call made for emergency purposes or made with the prior express consent of the called party) using any ATDS or an artificial or prerecorded voice ... to any telephone number assigned to a ... cellular telephone service... or any service for which the called party is charged for the call." In 2013, the FCC adopted new rules stating that the party making the call must obtain "prior express written consent" from the called party with respect to any communication covered by the TCPA that was made after October 16, 2013, which introduces an advertisement or that constitutes telemarketing. These requirements are significantly more rigorous and detailed than the requirements for prior express consent in other contexts. The TCPA provides a private right of action under which a plaintiff, including a plaintiff in a class action, may recover actual monetary loss or $500 for each call or text made in violation of the prohibitions on calls made using an "artificial or pre-recorded voice" or ATDS. A court may treble the amount of damages upon a finding of a "willful or knowing" violation. There is no statutory cap on maximum aggregate exposure (although some courts have applied in TCPA class actions constitutional limits on excessive penalties). An action may be brought by the FCC, a state attorney general, an individual, or a class of individuals. Like other companies that rely on telephone and text communications, we are regularly subject to putative, class action suits alleging violations of the TCPA. To date, no such class has been certified. If in the future we are found to have violated the TCPA, the amount of damages and potential liability could be extensive and adversely impact our business. Accordingly, were such a class certified or if we are unable to successfully defend such a suit, as we have in the past, then TCPA damages could have a material adverse effect on our results of operations and financial condition. For a discussion of current putative class actions under the TCPA, see "Business—Legal and Regulatory Proceedings."

State Laws

        In addition to applicable federal laws and regulations governing our operations, our ability to originate and service loans in any particular state is subject to that state's laws, regulations and licensing requirements, which may differ from the laws, regulations and licensing requirements of other states. State laws often include fee limitations and disclosure and other requirements. Many

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

states have adopted regulations that prohibit various forms of "predatory" lending and place obligations on lenders to substantiate that a client will derive a tangible benefit from the proposed home financing transaction and/or have the ability to repay the loan. These laws have required most lenders to devote considerable resources to building and maintaining automated systems to perform loan-by-loan analysis of points, fees and other factors set forth in the laws, which often vary depending on the location of the mortgaged property. Many of these laws are vague and subject to differing interpretation, which exposes the Company to some risks.

        The number and complexity of these laws, and vagaries in their interpretations, present compliance and litigation risks from inadvertent error and omissions which we may not be able to eliminate from the Company's operation or activities. The laws, regulations and rules described above are subject to legislative, administrative and judicial interpretation, and some of these laws and regulations have been infrequently interpreted or only recently enacted. Infrequent interpretations of these laws and regulations or an insignificant number of interpretations of recently-enacted laws and regulations can result in ambiguity with respect to permitted conduct under these laws and regulations. Any ambiguity under the laws and regulations to which we are subject may lead to regulatory investigations or enforcement actions and private causes of action, such as class-action lawsuits, with respect to our compliance with applicable laws and regulations.

        On January 1, 2020, the California Consumer Privacy Act ("CCPA") took effect, directly impacting our California business operations and indirectly impacting our operations nationwide. Generally speaking, the CCPA provides consumers with new privacy rights such as the right to request deletion of their data, the right to receive data on record for them, and the right to know what categories of data (generally) are maintained about them. It also mandates new disclosures prior to, and at, the point of data collection and increases the privacy and security obligations of entities handling certain personal information of such consumers. The CCPA allows consumers to submit verifiable consumer requests regarding their personal information and requires our business to implement procedures to comply with such requests. The California Attorney General issued, and subsequently updated, proposed regulations to further define and clarify the CCPA. The impact of this law and its corresponding regulations, future enforcement activity and potential liability is unknown. Several two additional states have enacted similar laws to the CCPA and we expect more states to follow.

        Our centralized real estate brokerage and referral model is subject to numerous state laws that are continuously changing, including laws related to real estate brokerage; mobile- and internet-based businesses; data privacy, advertising, and consumer protection laws. These laws are continuing to evolve, can be costly to comply with, require significant management attention, and could subject us to civil claims, enforcement actions, fines, or other remedies, including revocation of licenses and suspension of business operations. It is often unclear as to how such laws and regulations affect us based the fact that those laws and regulations were created for traditional real estate brokerages and our business model is unlike traditional brokerages. We are also subject to contractual obligations and restrictions on the use and display of the real estate related data we receive from the MLS. Without this data our real estate search portal would not be able to operate.

        Our Rocket Loans business relies on a business relationship with Cross River Bank, a New Jersey state chartered bank. The personal loans we make available are originated by Cross River Bank. Because Cross River Bank is an FDIC-insured bank, the interest rates on these loans are governed nationwide by Section 27 of the Federal Deposit Insurance Act, without regard to more restrictive state usury laws. Section 27 authorizes a state bank to charge interest at the rate allowed by the law of the state where it is located, which in New Jersey is 30% per annum on loans to individuals. This relationship subjects our business operations to extensive oversight by Cross River Bank and the FDIC.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

INTELLECTUAL PROPERTY

        We use a combination of proprietary and third-party intellectual property, all of which we believe maintain and enhance our competitive position and protect our products. Such intellectual property includes owned or licensed patents, patent applications, trademarks, and trademark applications.

        Quicken Loans has an exclusive, royalty-bearing, perpetual trademark license agreement with Intuit that allows Quicken Loans to use the "Quicken Loans" name and trademark in the United States. This agreement requires annual royalty payments based upon the income from the sale of loans generated under the Quicken Loans brand through the QuickenLoans.com website or Quicken Loans' web or call centers. Total licensing fees were $7.5 million for each of the twelve months ended December 31, 2017, 2018 and 2019, which is the maximum annual amount payable under the agreement. The license agreement is terminable by Intuit in various circumstances, including if Quicken Loans commits a material breach of the agreement (e.g., for failure to materially use the "Quicken Loans" name and trademark), undergoes certain changes of control, or in certain circumstances where wrongdoing or alleged wrongdoing by Quicken Loans or any controlling person could have a material adverse effect on Intuit. We have entered into an agreement with Intuit that, among other things, gives Quicken Loans full ownership of the "Quicken Loans" brand in 2022 in exchange for certain agreements, subject to the satisfaction of certain conditions.

        We enter into confidentiality, intellectual property invention assignment and/or non-competition and non-solicitation agreements or restrictions with our employees, independent contractors and business partners, and we strictly control access to and distribution of our intellectual property.

CYCLICALITY AND SEASONALITY

        The demand for loan originations is affected by consumer demand for home loans and the market for buying, selling, financing and/or re-financing residential and commercial real estate, which in turn, is affected by the national economy, regional trends, property valuations, interest rates, and socio-economic trends and by state and federal regulations and programs which may encourage/accelerate or discourage/slow-down certain real estate trends. Our business is generally subject to seasonal trends with activity generally decreasing during the winter months, especially home purchase loans and related services. Our lowest revenue and net income levels during the year have historically been in the first quarter, but this is not indicative of future results.

EMPLOYEES

        We currently have approximately 20,000 team members all of whom are based in the United States. None of our employees are members of any labor union or subject to any collective bargaining agreement and we have never experienced any business interruption as a result of any labor dispute.

PROPERTIES

        We currently operate through a network of over seven corporate offices, three client support locations and five call centers, located throughout the United States, the majority of which are leased.

        Our headquarters and principal executive offices are located at 1050 Woodward Avenue, Detroit, Michigan 48226. At this location, we lease office space totaling approximately 454,755 square feet from an affiliate of RHI. See "Certain Relationships and Related Party Transactions—Transactions with RHI and other Affiliates—Real Estate Transactions." The lease for our offices at 1050 Woodward Avenue expires on December 31, 2028 unless terminated earlier under certain circumstances specified in our leases.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        We believe that our facilities are in good operating condition and adequately meet our current needs, and that additional or alternative space to support future use and expansion will be available on reasonable commercial terms.

LEGAL AND REGULATORY PROCEEDINGS

        As a group of organizations that provide, among other things, consumer residential mortgage lending and servicing, consumer unsecured installment loans and loan servicing, residential real estate brokerage services, and online marketing and consumer acquisition services, we operate within highly regulated industries on a federal, state and local level. The Company is routinely subject to various examinations and legal and administrative proceedings in the normal and ordinary course of business. This can include, on occasion, investigations, subpoenas, enforcement actions involving the CFPB or FTC, state regulatory agencies and attorney generals and putative or certified class actions involving private litigants. These proceedings are generally based on allegations that we did not comply with obligations under various state or federal laws, rules and/or regulations with respect to: the marketing, origination, servicing and collection of residential mortgage loans; the marketing, origination and servicing and collection of unsecured consumer installment loans; consumer protection laws; employment laws; securities laws; various contracts; and other laws. Periodically, we assess our potential liabilities and contingencies in connection with outstanding and threatened legal and administrative proceedings, utilizing the latest information available. Lawsuits and proceedings against us may include putative class claims for statutory damages as well as claims for actual damages, punitive damages and equitable remedies.

West Virginia Class Action Lawsuit

        Two of our subsidiaries, Quicken Loans and Amrock, are defending against a certified class action lawsuit originally filed in the U.S. District Court for the Northern District of West Virginia (Alig et al. v. Quicken Loans et al., Case Nos. 12-cv-114 and 12-cv-115) and which is currently on appeal to the U.S. Court of Appeals for the Fourth Circuit (appeal No. 19-1059). The Aligs' lawsuit alleged that Quicken Loans and Amrock violated West Virginia state law by unconscionably inducing them (and a class of other West Virginians who received loans through Quicken Loans and appraisals through Amrock) into loans by including the borrowers' own estimated home values on appraisal order forms. The judge has ruled in favor of the plaintiffs on liability and the case is currently on appeal to the U.S. Court of Appeals for the Fourth Circuit. Quicken Loans and Amrock believe an unfavorable outcome to be reasonably possible but not probable based on rulings by the court, advice of counsel, their respective defenses, and other developments, with an aggregate possible range of loss to be between zero and $15 million.

TCPA Class Action Lawsuits

        Quicken Loans is also defending itself against five TCPA putative class action lawsuits—(1) Mattson et al. v. Quicken Loans Inc., U.S. District Court for the District of Oregon, Case No. 18- cv-00989; (2) Hill and Hyde et al. v. Quicken Loans Inc., U.S. District Court for the Central District of California, Case No. 19-cv-00163; (3) Lopez et al. v. Quicken Loans Inc., U.S. District Court for the Eastern District of Michigan, Case No. 19-cv-13340; (4) Winters et al. v. Quicken Loans Inc., U.S. District Court for the District of Arizona, Case No. 20-cv-00112; and (5) Woods et al. v. Quicken Loans Inc., U.S. District Court for the Northern District of Alabama, Case No. 20-cv-00640. The plaintiffs in these matters allege, among other things, that Quicken Loans contacted them without the requisite consent. Quicken Loans denies the allegations in these cases and intends to vigorously defend itself. In Mattson et al. v. Quicken Loans Inc., the Magistrate Judge issued a Report and Recommendation granting Quicken Loans's motion for summary judgment, absolving Quicken Loans of liability on all claims. The Report and Recommendation issued by the Magistrate Judge is still pending a decision by the District Judge. In each of the other TCPA matters referenced above,

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Quicken Loans either has filed a dispositive motion or intends to do so in the future which, if granted, would result in a complete dismissal of the lawsuit.

HouseCanary Texas Lawsuit

        Amrock Inc. ('Amrock'), formerly known as Title Source, Inc. is currently involved in civil litigation related to a business dispute between Amrock and HouseCanary, Inc. ('HouseCanary'). The lawsuit was filed on April 12, 2016, by Amrock—Title Source, Inc. v. HouseCanary, Inc., No. 2016-CI-06300 (37th Civil District Court, San Antonio, Texas)—and included claims against HouseCanary for breach of contract and fraudulent inducement stemming from a contract between Amrock and HouseCanary whereby HouseCanary was obligated to provide Amrock with appraisal and valuation software and services. HouseCanary filed counterclaims against Amrock for, among other things, breach of contract, fraud, and misappropriation of trade secrets. On March 14, 2018, following trial of the claims in the lawsuit, a Bexar County, Texas, jury awarded $706.2 million in favor of HouseCanary and rejected Amrocks' claims against HouseCanary. The district court entered judgment in favor of HouseCanary and against Amrock for an aggregate of $739.6 million (consisting of $235.4 million in actual damages; $470.8 million in punitive damages; $28.9 million in prejudgment interest; and $4.5 million in attorney fees). On appeal (No. 04-19-00044-CV, Fourth Court of Appeals, San Antonio, Texas), the court of appeals affirmed judgment of no-cause on Amrock's claim for breach of contract, but reversed judgment on HouseCanary's claims for misappropriation of trade secrets and fraud and remanded the case for a new trial on HouseCanary's misappropriation of trade secrets and fraud claims. It is possible that one (or both) of the parties could seek additional appellate review of the court of appeals' decision. The outcome of this matter remains uncertain, and the ultimate resolution of the litigation may be several years in the future. If the case is tried again, Amrock intends to present new evidence, including evidence revealed by whistleblowers who came forward with evidence that undermined HouseCanary's claims after the conclusion of the original trial, and to vigorously defend against this case and any subsequent actions.

HouseCanary Federal Lawsuit

        Quicken Loans, One Reverse Mortgage, LLC, and Rocket Homes Real Estate LLC (f/k/a In House Realty LLC) are defending themselves in an action captioned HouseCanary, Inc. v. Quicken Loans Inc., One Reverse Mortgage, LLC and In-House Realty LLC, U.S. District Court for the Western District of Texas, Case No. 5:18-cv-00519. The plaintiff in this action alleges misappropriation of trade secrets and breach of a contract to which none of the defendants was a signatory. The case is stayed pending resolution of defendants' motion to dismiss.

        There are no recorded reserves related to potential damages in connection with any of the above legal proceedings, as any potential loss is not currently probable and reasonably estimable under U.S. GAAP. The ultimate outcome of these or other actions or proceedings, including any monetary awards against one or more of the Rocket Companies, is uncertain and there can be no assurance as to the amount of any such potential awards. The Rocket Companies will incur defense costs and other expenses in connection with the lawsuits. Additionally, lawsuits of this type may divert management's efforts and attention may be diverted from ordinary business operations. Plus, if a judgment for money that exceeds specified thresholds is rendered against a Rocket Company or Rocket Companies and it or they fail to timely pay, discharge, bond or obtain a stay of execution of such judgment, it is possible that one or more of the Rocket Companies could be deemed in default of their loan funding facilities and other agreements governing indebtedness. If the final resolution of any such litigation is unfavorable in one or more of these actions, it could have a material adverse effect on a Rocket Company's or the Rocket Companies' business, liquidity, financial condition, cash flows and results of operations.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT

        The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Daniel Gilbert	58	Chairman of the Board of Directors
Jay Farner	47	Chief Executive Officer and Director
Robert Walters	55	President and Chief Operating Officer
Julie Booth	51	Chief Financial Officer and Treasurer
Angelo Vitale	61	General Counsel and Secretary
Jennifer Gilbert	51	Director
Matthew Rizik	65	Director

        The following are brief biographies describing the backgrounds of the executive officers and directors of the Company.

Daniel Gilbert

        Dan Gilbert is the Chairman of the board of directors of the Issuer, a position he has held since                      2020. Dan is the founder of Quicken Loans, where he has been the Chairman of the board of directors since 1985. He also served as the Chief Executive Officer of Quicken Loans from 1985 to 2002. Dan is the majority owner of RHI, and the Chairman of its board of directors, a position he has held since 2002. Dan is also the majority owner of the NBA Cleveland Cavaliers basketball team and the operator of the Rocket Mortgage Fieldhouse in Cleveland, Ohio. Furthermore, he is the Chairman of Rock Ventures, which, through affiliates controlled by Dan, has invested and committed billions to acquiring and developing more than 100 properties, including new construction of ground up developments in downtown Detroit and Cleveland, totaling more than 18 million square feet in Detroit's downtown urban core. In February 2016, Dan co-founded Detroit-based StockX, the world's first "stock market of things," combining the visible, liquid, anonymous, and transparent benefits of a stock market with the online consumer secondary market. Dan serves on the boards of the Cleveland Clinic and the Children's Tumor Foundation. In 2015, Dan and Jennifer Gilbert established the Gilbert Family Foundation and in 2017, formed NF Forward to fund cutting-edge research dedicated to finding a cure for neurofibromatosis (NF). Dan earned his bachelor's degree from Michigan State University and his law degree from Wayne State University. We believe Dan is qualified to serve as a member of our board of directors due to his significant business leadership, investment and financial experience, as well as his role as a founder of the Company.

Jay Farner

        Jay Farner is the Chief Executive Officer and a Director of the Issuer. Jay has held these positions since                      2020. Prior to that, Jay has been with Quicken Loans since 1996, and as a senior leader since 1999. Immediately prior to his promotion to CEO of Quicken Loans in 2017, Jay served as President and Chief Marketing Officer of Quicken Loans. Jay also serves as Chief Executive Officer and Director of RHI and certain of its affiliates, see "Risk Factors—Risks Related to Our Organization and Structure—We will share our Chief Executive Officer and certain directors with RHI, our Chief Executive Officer will not devote his full time and attention to our affairs, and the overlap may give rise to conflicts." Jay serves as a board member of Detroit Labs, LLC, Community Solutions, StockX, Bedrock Manufacturing, the Metropolitan Detroit YMCA, Bizdom Fund and Rocket Giving Fund. Jay earned a bachelor's degree in finance from Michigan State University. We believe Jay is qualified to serve as a member of our board of directors due to his significant leadership experience within the Company over the past 20 years.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Robert Walters

        Bob Walters is the President and Chief Operating Officer of the Issuer. Bob has held these positions since                      2020. In these positions, Bob oversees the day-to-day operations of the business, focusing on strategic planning and leveraging synergies among various operational teams at the Company. Most recently, Bob has served as President and Chief Operating Officer of Quicken Loans since 2017. Previously, Bob served as Chief Economist and Executive Vice President of Quicken Loans overseeing the Capital Markets and Servicing operations. Bob has been instrumental in leading the teams that manage interest rate risk management, trading and product development. Bob joined Rock Financial in 1997 after holding positions at both the National Bank of Detroit and DMR Financial Services. Bob earned his master's degree in business administration from the University of Michigan and his undergraduate degree in finance from Oakland University.

Julie Booth

        Julie Booth is the Chief Financial Officer and Treasurer of the Issuer. Julie has held these positions since                      2020. Julie has been with Quicken Loans since 2003, leading its accounting and finance teams as Chief Financial Officer since 2005. She is responsible for the accounting, finance, treasury, tax, procurement, and internal audit functions. Prior to joining Quicken Loans, she was a senior manager with Ernst & Young LLP in Detroit, where she had 13 years of experience serving banking and mortgage banking clients in the assurance practice. She currently serves as a board member for Make-A-Wish Michigan and previously served as Chair for the Mortgage Bankers Association financial management committee. Julie earned a bachelor's degree in accounting from the University of Michigan and is a Certified Public Accountant.

Angelo Vitale

        Angelo Vitale is the General Counsel and Secretary of the Issuer. Angelo has held this position since             . Since early 2020, Angelo has been the Chief Executive Officer of our subsidiary Rock Central. Angelo was with Quicken Loans from 1997 through early 2020, leading its legal, audit and risk teams as Executive Vice President, General Counsel and Corporate Secretary since 2014. In that role, he was responsible for all legal functions, including regulatory compliance, commercial real estate leasing and enterprise risk management. Prior to joining Quicken Loans, Angelo was Senior Counsel for 12 years with another national mortgage servicing company. He began his legal career as an associate with a mid-size Detroit law firm specializing in the defense of personal injury litigation. Angelo earned a bachelor's degree (summa cum laude) from the University of Detroit Mercy and a J.D. degree from Wayne State University School of Law. He serves on the board of trustees of University of Detroit Mercy.

Jennifer Gilbert

        Jennifer Gilbert is a Director of the Issuer, a position she has held since             . Jennifer is the wife of Dan Gilbert. Jennifer has been a director of RHI since 2019, see "Risk Factors—Risks Related to Our Organization and Structure—We will share our Chief Executive Officer and certain directors with RHI, our Chief Executive Officer will not devote his full time and attention to our affairs, and the overlap may give rise to conflicts." Jennifer founded Amber Engine in 2015, a Detroit-based home furnishings services and solutions technology company. Amber Engine's mission is to provide the most accurate, complete and timely record of product data for the $275 billion home furnishings industry through its easy-to-use, flexible and affordable cloud-based SaaS solutions. Prior to Amber Engine, Jennifer founded Doodle Home, a digital platform for residential interior designers. Doodle Home was sold to Dering Hall in 2015. In 2013, Jennifer co-founded dPOP, a full-service commercial interior design studio located in the heart of Detroit, dedicated to creating inspiring workplaces for culture-driven organizations. Jennifer is active with a number of nonprofits focused on the arts and finding a cure for neurofibromatosis. She is President of NF Forward and serves as

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Chair of the Board of Governors of the Cranbrook Academy of Art and Art Museum, and as a board member for the Detroit Institute of Art. Jennifer also founded the Detroit Art Collection to beautify and inspire public spaces and structures in downtown Detroit with sculptural and mixed media works from local artists, galleries and dealers. Jennifer earned her bachelor's degree in interior design from Michigan State University. We believe Jennifer is qualified to serve as a member of our board of directors due to her significant business and leadership experience.

Matthew Rizik

        Matthew Rizik is a Director of the Issuer, a position he has held since             . Matthew is also a Director of RHI, see "Risk Factors—Risks Related to Our Organization and Structure—We will share our Chief Executive Officer and certain directors with RHI, our Chief Executive Officer will not devote his full time and attention to our affairs, and the overlap may give rise to conflicts." Matthew joined RHI in 2012 as the Chief Tax Officer. Prior to joining RHI, Matthew was a tax partner with PricewaterhouseCoopers LLP in Detroit, where he had over 31 years of experience serving banking and mortgage banking clients. Matthew currently serves as a board member of the Motown Museum Legacy Council, City Year, Gilbert Family Foundation and NF Forward. Matthew earned a bachelor's degree in accounting and a master's degree in business administration from Michigan State University. We believe Matthew is qualified to serve as a member of our board of directors due to his significant accounting and tax experience in the mortgage industry.

Controlled Company

        We intend to apply to list the shares of our Class A common stock offered in this offering on the Exchange. As RHI will continue to control more than 50% of our combined voting power upon the completion of this offering, we will be considered a "controlled company" for the purposes of the Exchange's rules and corporate governance standards. As a "controlled company," we will be permitted to, and we intend to, elect not to comply with certain corporate governance requirements, including (1) those that would otherwise require our board of directors to have a majority of independent directors, (2) those that would require that we establish a compensation committee composed entirely of independent directors and (3) those that would require we have a nominating and corporate governance committee comprised entirely of independent directors, or otherwise ensure that the nominees for directors are determined or recommended to our board of directors by the independent members of our board of directors.

Director Independence

        As allowed under the applicable rules and regulations of the SEC and the Exchange, we intend to appoint at least one independent director to our board of directors prior to the closing of this offering, a second independent director within 90 days after the closing of this offering and a third independent director within a year after the closing of this offering. These directors will be "independent directors" as such term is defined by the applicable rules and regulations of the Exchange.

Board Composition

        Upon the consummation of the offering, our board of directors will consist of six directors. In accordance with our certificate of incorporation and bylaws, the number of directors on our board of directors will be determined from time to time by the board of directors.

        Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Vacancies and newly created directorships on the board of directors may be filled at any time by the remaining directors or our stockholders, provided that, when the RHI Parties beneficially owns less than a majority of the combined voting power of our common stock, vacancies on our board of directors, whether resulting from an increase in the

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

number of directors or the death, removal or resignation of a director, will be filled only by our board of directors and not by stockholders.

        Until the RHI Parties beneficially own less than a majority of the combined voting power of common stock, our certificate of incorporation will provide that any director may be removed with or without cause by the affirmative vote of a majority of our outstanding shares of common stock. After the RHI Parties beneficially own less than a majority of the combined voting power of the common stock, our certificate of incorporation will provide that any director may only be removed with cause by the affirmative vote of holders of 75% of the combined voting power of our outstanding common stock eligible to vote in the election of directors, voting together as a single class. At any meeting of the board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

        Our certificate of incorporation will provide that the board of directors will be divided into three classes of directors, with staggered three-year terms, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the board of directors. In connection with this offering,         and         will be designated as Class I directors,          and         will be designated as Class II directors, and         and         will be designated as Class III directors.

Board Committees

        Following the completion of this offering, the board committees will include an audit committee, a compensation committee and a nominating and corporate governance committee. In addition, we intend to avail ourselves of the "controlled company" exception under the rules of the Exchange which exempts us from certain requirements, including the requirements that we have a majority of independent directors on our board of directors and that we have compensation and nominating and corporate governance committees composed entirely of independent directors. We will, however, remain subject to the requirement that we have an audit committee composed entirely of independent members by the end of the transition period for companies listing in connection with an initial public offering.

        If at any time we cease to be a "controlled company" under the rules of the Exchange, the board of directors will take all action necessary to comply with the applicable rules of the Exchange, including appointing a majority of independent directors to the board of directors and establishing certain committees composed entirely of independent directors, subject to a permitted "phase-in" period.

Audit Committee

        Our audit committee assists the board in monitoring the audit of our financial statements, our independent auditors' qualifications and independence, the performance of our audit function and independent auditors and our compliance with legal and regulatory requirements. The audit committee has direct responsibility for the appointment, compensation, retention (including termination) and oversight of our independent auditors, and our independent auditors report directly to the audit committee. The audit committee will also review and approve related party transactions as required by the rules of the Exchange.

        Upon the completion of this offering,             ,             and         are expected to be the members of our audit committee. The board of directors has determined that         qualifies as an "audit committee financial expert" as such term is defined under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") and that each of         and         are "independent" for purposes of Rule 10A-3 of the Exchange Act and under the listing standards of the Exchange. Accordingly, we are relying on the phase-in provisions of Rule 10A-3 of the

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Exchange Act and the Exchange transition rules applicable to companies completing an initial public offering, and we plan to have an audit committee comprised solely of independent directors that are independent for purposes of serving on an audit committee within one year of our listing. We believe that the functioning of our audit committee complies with the applicable requirements of the SEC and the Exchange.

Compensation Committee

        Our compensation committee reviews and recommends policies relating to compensation and benefits of our directors and employees and is responsible for approving the compensation of our Chief Executive Officer. Our compensation committee will also administer the issuance of awards under our 2020 Management Incentive Plan.

        Upon the completion of this offering,             ,              and             are expected to be the members of our compensation committee. Because we will be a "controlled company" under the rules of the Exchange, our compensation committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the compensation committee accordingly in order to comply with such rules.

Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee recommends that the board of directors select candidates for election to our board of directors, develops and recommends to the board of directors corporate governance guidelines that are applicable to us and oversees board of director and management evaluations.

        Upon the completion of this offering,             ,              and             are expected to be the members of our nominating and corporate governance committee. Because we will be a "controlled company" under the rules of the Exchange, our nominating and corporate governance committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the nominating and corporate governance committee accordingly in order to comply with such rules.

Code of Business Conduct and Ethics

        Upon consummation of this offering, our board of directors will adopt a code of business conduct and ethics that will apply to all of our directors, officers and employees and is intended to comply with the relevant listing requirements for a code of conduct as well as qualify as a "code of ethics" as defined by the rules of the SEC. The code of business conduct and ethics will contain general guidelines for conducting our business consistent with the highest standards of business ethics. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, and our directors, on our website at ir.rocketcompanies.com. Following the consummation of this offering, the code of business conduct and ethics will be available on our website.

Board Leadership Structure and Board's Role in Risk Oversight

        The board of directors has an oversight role, as a whole and also at the committee level, in overseeing management of the Company's risks. The board of directors regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. Following the completion of this offering, the compensation committee will be responsible for overseeing the management of risks relating to employee compensation plans and arrangements and the audit committee will oversee the management of financial risks. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors will be regularly informed through committee reports about such risks.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

        This Compensation Discussion and Analysis ("CD&A") provides information regarding the executive compensation programs for the individuals we currently expect to serve as our Chief Executive Officer, Chief Financial Officer and the other executive officers who we expect to designate upon completion of this offering (the "named executive officers"):

Name	Title
Jay Farner	Chief Executive Officer
Julie Booth	Chief Financial Officer and Treasurer
Robert Walters	President and Chief Operating Officer
Angelo Vitale	General Counsel and Secretary

        As a newly formed company immediately prior to this offering, we did not have executive officers for fiscal year 2019. Rather, our named executive officers for fiscal year 2019 were officers of our parent, Rock Holdings Inc. ("RHI") and/or Quicken Loans Inc. ("Quicken Loans"), one of our key operating subsidiaries. Our business operated as part of RHI prior to this offering, and the compensation elements, decisions and objectives for fiscal year 2019 were determined by RHI, which are described below. During 2019, our named executive officers performed roles for both our business and other RHI entities and affiliates. Accordingly, the compensation described in this CD&A and reported in the accompanying tables represents the 2019 compensation for services by our named executive officers to our business, as reflected in our audited financial statements.

        Following this offering, Julie Booth, Bob Walters and Angelo Vitale will devote their full time business efforts to our business and Julie and Bob will no longer be officers of RHI. Although Jay Farner will continue to be an executive officer and have duties to RHI following the offering, he will devote a majority of his time to our business.

        In compliance with SEC rules, the information described herein is largely historical but we expect to adopt a public company compensation structure for our executive officers following the completion of this offering. We expect that a newly formed Compensation Committee will work with management to develop and maintain a compensation framework following this offering that is appropriate and competitive for a public company, and will establish executive compensation objectives and programs that are appropriate for executive officers of a public company.

Compensation Objectives and Philosophy

        The objective of the executive compensation and benefits program is to establish and maintain a competitive total compensation program that will attract, motivate, and retain the qualified and skilled talent necessary for our continued success. The RHI compensation structure is designed to give executives equity stakes, motivate our named executive officers to achieve or exceed discretionary objectives and reward them for their achievements when those objectives are met.

        The overall level of total compensation for our named executive officers as described herein is intended to be reasonable and competitive, taking into account factors such as the individual's experience, performance, duties and scope of responsibilities, prior contributions and future potential contributions to our business. RHI's compensation plans are designed to align with business strategies, taking into account external market conditions and internal equity issues. With these principles in mind, RHI structured its compensation program to offer competitive total pay packages that it believes enables it to retain and motivate executives with the requisite skill and knowledge

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

and to ensure the stability of its management team, which is vital to the success of its and our business.

Setting Executive Compensation in 2019

        Prior to this offering, compensation for Jay Farner was determined by Dan Gilbert, Chairman of the Board of Directors of RHI, and compensation for our other named executive officers was determined by Jay following consultation with Dan. In setting an individual named executive officer's compensation package, Dan considered the nature of the position, the scope of associated responsibilities, the individual's knowledge, experience and skills as well as overall contributions. RHI did not engage in any benchmarking and did not engage any external consultants in setting pay for the named executive officers in fiscal year 2019.

        Historically, compensation for the named executive officers emphasized equity compensation over other elements of cash compensation because RHI believes that its compensation objectives are better achieved through a straightforward compensation program focused on achievement of long-term value creation and growth.

        In connection with this offering, we have engaged Korn Ferry to advise on compensation, equity ownership and compensation structures for fiscal year 2020 and after.

Key Elements of Executive Compensation Program

        The elements of the executive compensation program that applied to our named executive officers prior to this offering were base salary, discretionary cash bonuses, equity-based compensation in the form of restricted stock units of RHI, as well as, certain employee benefits. Brief descriptions of each principal element of the executive compensation program are summarized in the following table and described in more detail below.

Overview

Compensation Element	Brief Description	Objectives
Base Salary	Fixed compensation that reflects the talent, skills and competencies of the individual	Provide a competitive, fixed level of cash compensation to attract and retain talented and skilled executives
Discretionary Cash Bonus	Discretionary variable cash compensation earned based on an assessment of individual performance	Retain and motivate executives by supporting a culture where employees are rewarded for superior individual performance
Restricted Stock Units	Equity-linked compensation with respect to RHI common stock, which vests based on continued service	Awards assist in retaining executives and are designed to drive our long-term strategic business objectives and increase investor value over the long-term
Employee Benefits and Perquisites	Participation in all broad-based employee health and welfare programs and retirement plans	Aid in retention of key executives in a highly competitive market for talent by providing an overall competitive benefits package

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Base Salary

        Base salaries are established at levels that are intended to provide a stable level of minimum compensation to each named executive officer that are commensurate with each named executive officer's role, experience and duties.

        The fiscal year 2019 base salaries of our named executive officers for services to our business as reflected in our audited financial statements are set forth in the table below.

Name	Fiscal Year 2019 Base Salary
Jay Farner	$650,000
Julie Booth	$350,000
Robert Walters	$255,000
Angelo Vitale	$300,000

Cash Bonuses

        There are no target bonus awards with pre-set performance goals that were required to be met for fiscal year 2019. Rather, Jay Farner determines bonuses for the named executive officers other than himself, and Jay's bonus, to the extent applicable, is determined by Dan Gilbert, in each case, after taking into account a qualitative assessment of individual performance. To the extent applicable, the discretionary cash bonuses reward financial performance and individual performance in the context of RHI's growing and dynamic business. In fiscal year 2019, only Julie Booth and Angelo Vitale received a discretionary cash bonus for services in 2019. Jay received a bonus in fiscal year 2019 that was applied to satisfy withholding taxes payable upon the vesting and settlement of his restricted stock units. In addition, all team members, including the named executive officers, received a $600 company-wide bonus in recognition of outstanding company performance in fiscal year 2019. Because we had no definite annual bonus targets, the cash bonuses paid to Jay, Julie, Bob and Angelo appear in the "Bonus" column of the "Summary Compensation Table." Following this offering, our Compensation Committee will review and approve the amount of any bonuses annually in order to make sure they continue to be effective at rewarding performance and retaining our executives.

RHI Equity Plan

        Our named executive officers did not receive any equity grants in 2019, but had received equity grants in prior years.

        RHI established the Rock Holdings Inc. 2015 Equity Compensation Plan (the "Equity Plan") as a platform to grant equity awards to its key employees, including our named executive officers. Our named executive officers and other senior leadership team members, have historically been granted awards of restricted stock units under the Equity Plan which are settled in shares of RHI common stock following each vesting date.

        On December 22, 2017, each of the named executive officers received a restricted stock unit award under the Equity Plan, which generally vests over a four year period subject to the executive officers' continued employment through each applicable vesting date, provided that, in the case of Jay Farner, continued employment is not required if his employment was terminated other than due to his resignation or death.

        The Equity Plan also provides for a limited, one-time put right if the participant is terminated due to death or disability, without cause from a Rock Entity (defined below) or his or her voluntary

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

resignation at a time when the participant's age and years of service are at least 75 (a "qualifying termination"). Subject to certain limitations, a participant may request within ninety days of a qualifying termination (or, in the case of death, one year), that RHI repurchase all or some of the participant's vested RHI common stock acquired under the Equity Plan. Any proceeds from the exercise of the put right is paid over four years, with 20% of the proceeds paid on the closing date of the repurchase and the remaining 80% paid in equal installments on each of the first four anniversaries of the closing date. Under the Equity Plan, a "Rock Entity" means, RHI and any other corporation or other entity which is both (A) directly or indirectly wholly-owned by RHI and (B) treated as a disregarded entity for federal income tax purposes.

        Upon the consummation of a change in control of RHI, any then unvested RHI restricted stock unit awards will become 100% vested, subject to the named executive officer's continued employment through such date, provided that, in the case of Jay Farner, continued employment is not required if his employment is terminated other than due to his resignation or death. For purposes of the RHI restricted stock unit awards, a "change in control" generally means (i) the sale of all or substantially all of the assets of the Rock Entities, determined on a consolidated basis, (2) the sale of more than 50% of the common shares of RHI or (iii) a merger, reorganization or similar transaction involving RHI where less than 50% of the equity interest in the resulting entity is held by the beneficial owners of RHI prior to the transaction. As of December 31, 2019, the dollar value of the acceleration of RHI restricted stock unit awards held by our named executive officers are the values set forth below in the "Outstanding RHI Equity Awards at Fiscal Year End" table, and in the case of Jay, an additional amount to satisfy the withholding taxes owed in connection with such vesting as discussed in the footnotes to the "Summary Compensation Table."

        In determining the size of the restricted stock unit awards granted to our named executive officers in 2017, Jay Farner and Dan Gilbert took into account the named executive officer's level of responsibility within RHI and potential to improve the long-term, overall value of the business.

        In the future, we plan to continue to use long-term incentives as a component of our named executive officer's compensation by granting shares of our Class A common stock, restricted stock units and/or options to purchase shares of our Class A common stock.

Employee Benefits and Perquisites

        We provide a number of benefit plans to all eligible team members, including our named executive officers. These benefits include programs such as medical, dental, life insurance, business travel accident insurance, short- and long-term disability coverage and a 401(k) defined contribution plan.

        While perquisites help to provide our named executive officers a benefit with a high perceived value at a relatively low cost, we do not generally view perquisites as a material component of our executive compensation program. Among the perquisites we provide, certain of our named executive officers receive coordination support related to tax preparation services, bring guests when traveling on business-related trips, bring guests to a variety of business and social events and may participate in an executive physician program. For fiscal year 2019, the aggregate value of all perquisites provided to each of the named executives officers was less than $10,000. In the future, we may provide additional or different perquisites or other personal benefits in limited circumstances, such as where we believe doing so is appropriate to assist an executive in the performance of his or her duties, to make our named executive officers more efficient and effective and for recruitment, motivation and/or retention purposes.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Looking Ahead: Post-IPO Compensation Program Features

IPO Equity Grants

        In connection with this offering, we intend to grant approximately             restricted stock units and             stock options under the 2020 Omnibus Incentive Plan (a description of which is provided below) to certain directors, employees and other service providers in connection with this offering, including the named executive officers. In particular, it is anticipated that our named executive officers will, in the aggregate, receive new equity awards of             Class A common stock, with Jay, Julie, Bob and Angelo receiving             restricted stock units, respectively, and             stock options, respectively. The restricted stock units granted to the named executive officers will vest in four equal installments of 25% on each of the first four anniversaries of the date of grant, and the stock options granted to the named executive officers will vest as to 25% on the first anniversary of the date of grant and monthly thereafter over the next 36 months, subject in all cases to continued employment on the applicable vesting date.

Tax Considerations

        For income tax purposes, public companies may not deduct any portion of compensation that is in excess of $1 million paid in a taxable year to certain "covered employees," including our named executive officers, under Section 162(m) of the Code. Even if Section 162(m) of the Code were to apply to compensation paid to our named executive officers, our board of directors believes that it should not be constrained by the requirements of Section 162(m) of the Code if those requirements would impair flexibility in compensating our named executive officers in a manner that can best promote our corporate objectives. We intend to continue to compensate our executive officers in a manner consistent with the best interests of our stockholders and reserve the right to award compensation that may not be deductible under Section 162(m) where the Company believes it is appropriate to do so.

        Section 409A of the Code requires that "nonqualified deferred compensation" be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities, penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including our named executive officers, so that they are either exempt from, or satisfy the requirements of, Section 409A.

Risk Analysis

        Prior to the offering we will have reviewed our employee compensation policies, plans and practices to determine if they create incentives or encourage behavior that is reasonably likely to have a material adverse effect on the Company and we believe that there are no unmitigated risks created by our compensation policies, plans and practices that create incentives or encourage behavior that is reasonably likely to have a material adverse effect on us.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Summary Compensation Table

        The following table shows the compensation earned by our named executive officers for the fiscal year ending December 31, 2019 for services to our business, as reflected in our audited financial statements.

Name and Principal Position	Year	Salary($)	Bonus($)		All Other Compensation ($)(2)	Total ($)
Jay Farner
Chief Executive Officer	2019	650,000	11,075,567	(1)	2,500	11,728,067
Julie Booth
Chief Financial Officer & Treasurer	2019	350,000	100,600	(1)	2,500	453,100
Robert Walters
President & Chief Operating Officer	2019	255,000	600	(1)	2,500	258,100
Angelo Vitale
General Counsel & Secretary	2019	300,000	100,600	(1)	2,500	403,100

(1)
The amounts set forth in this column represent (i) for Jay Farner, $11,074,967 paid in the form of a cash payment he used to satisfy the withholding taxes owed in connection with the vesting and settlement of a restricted stock unit award, and a company-wide performance bonus of $600, (ii) for each of Julie Booth and Angelo Vitale, a discretionary bonus of $100,000 and a company-wide performance bonus of $600, and (iii) for Bob Walters a company-wide performance bonus of $600.

(2)
The amount reported in this column represents matching contributions to their 401(k) plan accounts.

Grants of Plan-Based Awards for Fiscal Year 2019

        No grants of plan-based awards were made to our named executive officers in fiscal year 2019.

Narrative Disclosure to Summary Compensation Table

        As discussed above in the CD&A, Jay Farner's salary and bonus in proportion to his total compensation reflects RHI's emphasis on variable compensation, rather than base salary, in its compensation program.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Outstanding RHI Equity Awards at 2019 Fiscal Year End

        The following table provides information about the outstanding RHI equity awards held by our named executive officers as of December 31, 2019 attributable to services to our business, as reflected in our audited financial statements.

Name	Grant Date	Number of Shares That Have Not Vested (#)(1)	Market Value of Shares That Have Not Vested ($)(2)
Jay Farner
RHI Restricted Stock Units	12/22/2017	155,000	35,650,000
Julie Booth
RHI Restricted Stock Units	12/22/2017	10,000	2,300,000
Robert Walters
RHI Restricted Stock Units	12/22/2017	76,040	17,489,200
Angelo Vitale
RHI Restricted Stock Units	12/22/2017	3,000	690,000

(1)
As of December 31, 2019, the RHI restricted stock units reported in this column were scheduled to vest in equal installments on each of October 31, 2020 and October 31, 2021, subject to continued employment through each such date, provided that, in Jay Farner's case, continued employment is not required if his employment was terminated other than due to his resignation or death. In February of 2020, the 77,500, 5,000, 38,020 and 1,500 RHI restricted stock units scheduled to vest on October 31, 2020 for Jay, Julie, Bob and Angelo, respectively, became immediately vested, and in May of 2020, the 77,500, 5,000, 38,020 and 1,500 RHI restricted stock units scheduled to vest on October 31, 2021 for Jay, Julie, Bob and Angelo, respectively, became immediately vested.

(2)
As of December 31, 2019, there was no public market for the equity awards, and thus the market values reflected in the table above are based on a valuation performed by a third-party firm to estimate the fair market value of RHI utilizing a discounted cash flow methodology with adjustments for certain assets and liabilities and other relevant discounts.

Stock Vested During Fiscal Year 2019

        The following table sets forth information regarding the restricted stock units of RHI attributable to services to our business, as reflected in our audited financial statements, that vested during fiscal year 2019 for each of the named executive officers.

Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Jay Farner	77,500	13,640,000
Julie Booth	5,000	880,000
Robert Walters	38,020	6,691,520
Angelo Vitale	1,500	264,000

(1)
On October 31, 2019 (i.e., the vesting date for the awards set forth above) there was no public market for the equity awards, and thus the market values reflected in the table above are based on a valuation performed by a third-party firm to estimate the

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

  fair market value of RHI utilizing a discounted cash flow methodology with adjustments for certain assets and liabilities and other relevant discounts.

Retirement Benefits

        RHI sponsors a 401(k) plan, which is a U.S. tax-qualified retirement plan offered to all eligible employees, including our named executive officers, that permits eligible employees to elect to defer a portion of their compensation on a pre-tax basis. We do not maintain any defined benefit pension plans or any nonqualified deferred compensation plans.

Potential Payments upon Termination of Employment or Change in Control of the Company

        None of our named executive officers are entitled to any payments upon a termination of employment or upon a change in control of the Company.

Compensation of our Directors

        Prior to the formation of the Company we did not have a board of directors. In connection with the consummation of this offering, we will implement a policy pursuant to which each non-employee director will receive an annual director fee of $             as well as an annual restricted stock unit award with a grant date value of $             which will vest in full on the date of our annual shareholder meeting immediately following the date of grant, subject to the non-employee director continuing in service through such meeting date. In addition, each director will be reimbursed for out-of-pocket expenses in connection with their services.

2020 Omnibus Incentive Plan

        Our board of directors and stockholders plan to adopt the Rocket Companies, Inc. 2020 Omnibus Incentive Plan (the "2020 Omnibus Incentive Plan") to become effective upon the consummation of this offering. The following is a summary of certain terms and conditions of the 2020 Omnibus Incentive Plan. This summary is qualified in its entirety by reference to the 2020 Omnibus Incentive Plan attached as an exhibit to the registration statement of which this prospectus forms a part. You are encouraged to read the full 2020 Omnibus Incentive Plan.

        Administration.    Our board of directors (or subcommittee thereof) will administer the 2020 Omnibus Incentive Plan. The board of directors will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the 2020 Omnibus Incentive Plan and to adopt, alter and repeal rules, guidelines and practices relating to the 2020 Omnibus Incentive Plan. The board of directors will have full discretion to administer and interpret the 2020 Omnibus Incentive Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

        Eligibility.    Any current or prospective employees, directors, officers, consultants or advisors of the Company or its affiliates who are selected by the board of directors will be eligible for awards under the 2020 Omnibus Incentive Plan. Except as otherwise required by applicable law or regulation or stock exchange rules, the board of directors will have the sole and complete authority to determine who will be granted an award under the 2020 Omnibus Incentive Plan.

        Number of Shares Authorized.    The 2020 Omnibus Incentive Plan provides for an aggregate of             shares of our Class A common stock. In addition, the number of shares of our Class A common stock reserved for issuance under the 2020 Omnibus Incentive Plan will automatically increase on                           , commencing on                            , 2021 and ending on (and including)                   , 2030, in an amount equal to % of the total number of shares of our Class A common

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

stock outstanding as of             before the date of each automatic increase, or a lesser number of shares determined by our board of directors. No more than             shares of our Class A common stock may be issued with respect to incentive stock options under the 2020 Omnibus Incentive Plan. The maximum grant date fair value of cash and equity awards that may be awarded to a non-employee director under the 2020 Omnibus Incentive Plan during any one fiscal year, taken together with any cash fees paid to such non-employee director during such fiscal year, will be $             . Shares of our Class A common stock subject to awards are generally unavailable for future grant. If any award granted under the 2020 Omnibus Incentive Plan expires, terminates, is canceled or forfeited without being settled or exercised, or if a stock appreciation right is settled in cash or otherwise without the issuance of shares, shares of our Class A common stock subject to such award will again be made available for future grants. In addition, if any shares are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes owed, such shares will again be available for grants under the 2020 Omnibus Incentive Plan.

        Change in Capitalization.    If there is a change in our capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our Class A common stock or other relevant change in capitalization or applicable law or circumstances, such that the board of directors determines that an adjustment to the terms of the 2020 Omnibus Incentive Plan (or awards thereunder) is necessary or appropriate, then the board of directors may make adjustments in a manner that it deems equitable. Such adjustments may be to the number of shares reserved for issuance under the 2020 Omnibus Incentive Plan, the number of shares covered by awards then outstanding under the 2020 Omnibus Incentive Plan, the limitations on awards under the 2020 Omnibus Incentive Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

        Awards Available for Grant.    The board of directors may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units, other stock-based awards, performance compensation awards (including cash bonus awards), other cash-based awards or any combination of the foregoing. Awards may be granted under the 2020 Omnibus Incentive Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines (which are referred to herein as "Substitute Awards").

        Stock Options.    The board of directors will be authorized to grant options to purchase shares of our Class A common stock that are either "qualified," meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or "non-qualified," meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the 2020 Omnibus Incentive Plan shall be non-qualified unless the applicable award agreement expressly states that the option is intended to be an "incentive stock option." Options granted under the 2020 Omnibus Incentive Plan will be subject to the terms and conditions established by the board of directors. Under the terms of the 2020 Omnibus Incentive Plan, the exercise price of the options will not be less than the fair market value of our Class A common stock at the time of grant (except with respect to Substitute Awards). Options granted under the 2020 Omnibus Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the board of directors and specified in the applicable award agreement. The maximum term of an option granted under the 2020 Omnibus Incentive Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder), provided that, if the term of a non-qualified option would expire at a time when trading in the shares of our Class A common stock is prohibited by the Company's insider trading policy, the option's term shall be automatically extended until the 30th day following the expiration of such prohibition (as long as such extension shall not violate Section 409A of the Code).

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Payment in respect of the exercise of an option may be made in cash, by check, by cash equivalent and/or shares of our Class A common stock valued at the fair market value at the time the option is exercised (provided that such shares are not subject to any pledge or other security interest), or by such other method as the board of directors may permit in its sole discretion, including: (i) in other property having a fair market value equal to the exercise price and all applicable required withholding taxes, (ii) if there is a public market for the shares of our Class A common stock at such time, by means of a broker-assisted cashless exercise mechanism or (iii) by means of a "net exercise" procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes. Any fractional shares of Class A common stock will be settled in cash.

        Stock Appreciation Rights.    The board of directors will be authorized to award SARs under the 2020 Omnibus Incentive Plan. SARs will be subject to the terms and conditions established by the board of directors. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the 2020 Omnibus Incentive Plan may include SARs, and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs, including with respect to vesting and expiration. Except as otherwise provided by the board of directors (in the case of Substitute Awards or SARs granted in tandem with previously granted options), the strike price per share of our Class A common stock for each SAR shall not be less than 100% of the fair market value of such share, determined as of the date of grant. The remaining terms of the SARs shall be established by the board of directors and reflected in the award agreement.

        Restricted Stock.    The board of directors will be authorized to grant restricted stock under the 2020 Omnibus Incentive Plan, which will be subject to the terms and conditions established by the board of directors. Restricted stock is Class A common stock that generally is non-transferable and is subject to other restrictions determined by the board of directors for a specified period. Any accumulated dividends will be payable at the same time as the underlying restricted stock vests.

        Restricted Stock Unit Awards.    The board of directors will be authorized to award restricted stock unit awards, which will be subject to the terms and conditions established by the board of directors. A restricted stock unit award, once vested, may be settled in common shares equal to the number of units earned, or in cash equal to the fair market value of the number of vested shares, at the election of the board of directors. Restricted stock units may be settled at the expiration of the period over which the units are to be earned or at a later date selected by the board of directors. To the extent provided in an award agreement, the holder of outstanding restricted stock units shall be entitled to be credited with dividend equivalent payments upon the payment by us of dividends on shares of our Class A common stock, either in cash or (at the sole discretion of the board of directors), in shares of our Class A common stock having a fair market value equal to the amount of such dividends, and interest may, at the sole discretion of the board of directors, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the board of directors, which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time as the underlying restricted stock units are settled.

        Other Stock-Based Awards.    The board of directors will be authorized to grant awards of unrestricted shares of our Class A common stock, rights to receive grants of awards at a future date or other awards denominated in shares of our Class A common stock under such terms and conditions as the board of directors may determine and as set forth in the applicable award agreement.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        Nontransferability.    Each award may be exercised during the participant's lifetime by the participant or, if permissible under applicable law, by the participant's guardian or legal representative. No award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution unless the board of directors permits the award to be transferred to a permitted transferee (as defined in the 2020 Omnibus Incentive Plan).

        Amendment.    The 2020 Omnibus Incentive Plan will have a term of ten years. Our board of directors may amend, suspend or terminate the 2020 Omnibus Incentive Plan at any time, subject to stockholder approval if necessary to comply with any tax, or other applicable regulatory requirement. No amendment, suspension or termination will materially and adversely affect the rights of any participant or recipient of any award without the consent of the participant or recipient.

        The board of directors may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award theretofore granted or the associated award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any option theretofore granted will not to that extent be effective without the consent of the affected participant, holder or beneficiary; and provided further that, without stockholder approval, (i) no amendment or modification may reduce the option price of any option or the strike price of any SAR, (ii) the board of directors may not cancel any outstanding option and replace it with a new option (with a lower exercise price) or cancel any SAR and replace it with a new SAR (with a lower strike price) or other award or cash in a manner that would be treated as a repricing (for compensation disclosure or accounting purposes) and (iii) the board of directors may not take any other action considered a repricing for purposes of the stockholder approval rules of the applicable securities exchange on which our common shares are listed. However, stockholder approval is not required with respect to clauses (i), (ii), or (iii) above with respect to certain adjustments on changes in capitalization. In addition, none of the requirements described in the preceding clauses (i), (ii), and (iii) can be amended without the approval of our stockholders.

        Clawback/Forfeiture.    Awards may be subject to clawback or forfeiture to the extent required by applicable law (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and/or the rules and regulations of the New York Stock Exchange or other applicable securities exchange, or if so required pursuant to a written policy adopted by the Company or the provisions of an award agreement.

U.S. Federal Income Tax Consequences

        The following is a general summary of the material U.S. federal income tax consequences of the grant and exercise and vesting of awards under the 2020 Omnibus Incentive Plan and the disposition of shares acquired pursuant to the exercise or settlement of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. This summary assumes that all awards described in the summary are exempt from, or comply with, the requirement of Section 409A of the Code. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        Stock Options.    The Code requires that, for treatment of an option as an incentive stock option, shares of our Class A common stock acquired through the exercise of an incentive stock option cannot be disposed of before the later of (i) two years from the date of grant of the option, or (ii) one year from the date of exercise. Holders of incentive stock options will generally incur no federal income tax liability at the time of grant or upon exercise of those options. However, the spread at exercise will be an "item of tax preference," which may give rise to "alternative minimum tax" liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the incentive stock option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an incentive stock option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an incentive stock option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the incentive stock option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes. No income will be realized by a participant upon grant of an option that does not qualify as an incentive stock option (a "non-qualified stock option"). Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise and the participant's tax basis will equal the sum of the compensation income recognized and the exercise price. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. In the event of a sale of shares received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term gain or loss if the holding period for such shares is more than one year.

        SARs.    No income will be realized by a participant upon grant of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

        Restricted Stock.    A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. If the election is made, the participant will not be allowed a deduction for amounts

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

subsequently required to be returned to us. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act.) We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

        Restricted Stock Units.    A participant will not be subject to tax upon the grant of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

PRINCIPAL STOCKHOLDERS

        The following table sets forth the beneficial ownership of our Class A common stock and Class B common stock by:

  •
  each person, or group of affiliated persons, who we know to beneficially own more than 5% of any class or series of our capital stock;

  •
  each of our named executive officers;

  •
  each of our directors; and

  •
  all of our executive officers and directors as a group.

        The numbers of shares of Class A common stock and Class B common stock beneficially owned, percentages of beneficial ownership and percentages of combined voting power before and after this offering that are set forth below are based on the number of shares and Holdings Units to be issued and outstanding prior to and after this offering, in each case, after giving effect to the reorganization transactions. See "Organizational Structure." In addition, the percentage ownership assumes no purchase of our Class A common stock through the directed share program.

        The amounts and percentages of Class A common stock and Class B common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

        Unless otherwise indicated, the address for each beneficial owner listed below is: 1050 Woodward Avenue, Detroit, MI 48226.

        The following table assumes the underwriters' option to purchase additional shares is not exercised.

	Class A Common Stock Beneficially Owned (on a fully exchanged and converted basis)(1)(2)				Class B Common Stock Beneficially Owned (on a fully exchanged and converted basis)(1)(3)
Combined Voting Power(4)
									Before this Offering	After this Offering
	Before this Offering		After this Offering		Before this Offering		After this Offering
Name and Address of Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Percentage	Percentage
5% Equityholders
Rock Holdings Inc.(5)
Directors and Named Executive Officers
Daniel Gilbert(6)
Jennifer Gilbert	—	—			—	—	—	—	*
Matthew Rizik	—	—			—	—	—	—	*
Jay Farner	—	—			—	—	—	—	*
Robert Walters	—	—			—	—	—	—	*
Julie Booth	—	—			—	—	—	—	*
Angelo Vitale	—	—			—	—	—	—	*
All directors and executive officers as a group (7 persons)

*
Less than 1%.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        The following table assumes the underwriters' option to purchase additional shares is exercised in full.

Combined Voting Power(4)
	Class A Common Stock Beneficially Owned (on a fully exchanged and converted basis)(1)(2)				Class B Common Stock Beneficially Owned (on a fully exchanged and converted basis)(1)(3)
									Before this Offering	After this Offering
	Before this Offering		After this Offering		Before this Offering		After this Offering
Name and Address of Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Percentage	Percentage
5% Equityholders
Rock Holdings Inc.(5)
Directors and Named Executive Officers
Daniel Gilbert(6)
Jennifer Gilbert	—	—			—	—	—	—	*
Matthew Rizik	—	—			—	—	—	—	*
Jay Farner	—	—			—	—	—	—	*
Robert Walters	—	—			—	—	—	—	*
Julie Booth	—	—			—	—	—	—	*
Angelo Vitale	—	—			—	—	—	—	*
All directors and executive officers as a group (7 persons)

*
Less than 1%.

(1)
Each holder of Class B common stock and Class D common stock is entitled to 10 votes per share and each holder of Class A common stock and Class C common stock is entitled to one vote per share on all matters submitted to our stockholders for a vote. Our Class C common stock and Class D common stock do not have any of the economic rights (including rights to dividends and distributions upon liquidation) associated with our Class A common stock and Class B common stock. Each share of our Class B common stock and Class D common stock, as applicable, will automatically convert into one share of Class A common stock or Class C common stock, as applicable, (a) immediately prior to any sale or other transfer of such share by a holder of such share, subject to certain limited exceptions, such as transfers to permitted transferees, or (b) if the RHI Parties own less than 5% of our issued and outstanding common stock. See "Description of Capital Stock."

(2)
The numbers of shares of Class A common stock beneficially owned and percentages of beneficial ownership set forth in the table assume that (a) all Holdings Units (together with the corresponding shares of Class D common stock) have been exchanged for shares of Class B common stock and (b) all shares of Class B common stock have been converted into shares of Class A common stock.

(3)
The numbers of shares of Class B common stock beneficially owned and percentages of beneficial ownership set forth in the table assume that all Holdings Units (together with the corresponding shares of Class D common stock) have been exchanged for shares of Class B common stock on a one-for-one basis.

(4)
Percentage of voting power represents voting power with respect to all shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock voting together as a single class. See "Description of Capital Stock."

(5)
RHI holds                  Holdings Units and an equal number of shares of Class D common stock. RHI has the right at any time to (a) exchange any Holdings Units (together with a corresponding number of shares of Class D common stock) for, at our option (as the sole managing member of Holdings), (i) shares of our Class B common stock on a one-for-one basis or (ii) cash (based on the market price of our Class A common stock) and (b) convert shares of Class D common stock into a shares of Class B common stock on a one-for-one basis. See "Description of Capital Stock."

(6)
Dan Gilbert holds             Holdings Units and an equal number of shares of Class D common stock. Dan Gilbert has the right at any time to (a) exchange any Holdings Units (together with a corresponding number of shares of Class D common stock) for, at our option (as the sole managing member of Holdings), (i) shares of our Class B common stock on a one-for-one basis or (ii) cash (based on the market price of our Class A common stock) and (b) convert shares of Class D common stock into a shares of Class B common stock on a one-for-one basis. See "Description of Capital Stock." Additionally, Dan Gilbert is the majority shareholder of RHI and has voting and dispositive control, and beneficial ownership, with respect to the shares of our common stock held of record by RHI.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Rock Holdings Inc.

        RHI, our principal stockholder, is the controlling majority stockholder of several other businesses, including a technology services provider (Detroit Labs) and the preeminent online dictionary (Dictionary.com). Our executive officers and directors who are affiliated with RHI own common equity interests in RHI. Dan Gilbert, our founder and Chairman, is the majority stockholder of RHI and serves as the chairman of RHI's board of directors.

        Prior to the consummation of this offering, certain of our directors and executive officers also served as directors and/or officers of RHI and its subsidiaries. Among our executive officers, prior to the consummation of this offering, Jay Farner, Bob Walters and Julie Booth served as Chief Executive Officer, President and Chief Financial Officer, respectively, of RHI, and also held positions at certain of its subsidiaries. Upon consummation of this offering, Bob and Julie will cease being officers of RHI and its subsidiaries (other than our Company and its subsidiaries).

        Following the consummation of this offering, Jay Farner, our Chief Executive Officer and one of our directors, will continue to serve as the Chief Executive Officer and director of RHI. Among our other directors, Dan Gilbert, our founder and Chairman, Jennifer Gilbert and Matthew Rizik will continue to serve as directors of RHI and certain of our other affiliates. Additionally, Matthew will continue to serve as an officer of RHI and certain of its subsidiaries.

        In addition to RHI, Dan is the majority or controlling shareholder of a number of other entities with which we have historically entered into transactions and agreements, including the NBA's Cleveland Cavaliers, the real estate investment firm Bedrock and the unicorn online startup StockX. For more information on Dan, see "Management."

Reorganization Agreement

        In connection with the reorganization transactions, we will enter into a reorganization agreement and related agreements with RHI and Dan Gilbert, which will effect the reorganization transactions. See "Organizational Structure" for more information. As part of the reorganization transactions, Holdings will issue             Holdings Units to RHI and             Holdings Units to Dan Gilbert.

Purchases from Equityholders

        Immediately following this offering, we will use the entire aggregate $              million of the net proceeds from this offering to repurchase             Holdings Units and the corresponding shares of Class D common stock from RHI. We do not intend to use any proceeds from this offering to acquire any Holdings Units and shares of Class D common stock from Dan Gilbert.

Limited Liability Company Agreement of RKT Holdings, LLC

        In connection with the reorganization transactions, the Issuer, Holdings, RHI and Dan Gilbert will enter into the Amended and Restated RKT Holdings, LLC Agreement (the "Holdings LLC Agreement"). Following the reorganization transactions, and in accordance with the terms of the Holdings LLC Agreement, we will operate our business through Holdings and its subsidiaries. Pursuant to the terms of the Holdings LLC Agreement, so long as affiliates of RHI and its related parties continue to own any Holdings Units, shares of our Class A common stock or securities exchangeable or convertible into shares of our Class A common stock, we will not, without the prior written consent of such holders, engage in any business activity other than the management and ownership of Holdings and its subsidiaries or own any assets other than securities of Holdings and its subsidiaries and/or any cash or other property or assets distributed by or otherwise received from Holdings and its subsidiaries, unless we determine in good faith that such actions or ownership are

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

in the best interest of Holdings. As the sole managing member of Holdings, we will have control over all of the affairs and decision making of Holdings. As such, through our officers and directors, we will be responsible for all operational and administrative decisions of Holdings and the day-to-day management of Holdings' business. We will fund any dividends to our stockholders by causing Holdings to make distributions to its equityholders, RHI, Dan Gilbert and us, subject to the limitations imposed by our debt documents. See "Dividend Policy."

        The holders of Holdings Units will generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of Holdings. Net profits and net losses of Holdings will generally be allocated to its members pro rata in accordance with the percentages of their respective ownership of Holdings Units, though certain non-pro rata adjustments will be made to reflect tax depreciation, amortization and other allocations. The Holdings LLC Agreement will provide for cash distributions to the holders of Holdings Units for purposes of funding their tax obligations in respect of the taxable income of Holdings that is allocated to them. Generally, these tax distributions will be computed based on Holdings' estimate of the net taxable income of Holdings allocable per Holdings Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the non-deductibility of certain expenses and the character of our income).

        The Holdings LLC Agreement will provide that, except as otherwise determined by us, if at any time we issue a share of our Class A common stock or Class B common stock, other than pursuant to an issuance and distribution to holders of shares of our common stock of rights to purchase our equity securities under a "poison pill" or similar stockholders rights plan or pursuant to an employee benefit plan, the net proceeds received by us with respect to such share, if any, shall be concurrently invested in Holdings (unless such shares were issued by us solely to fund (i) our ongoing operations or pay our expenses or other obligations or (ii) the purchase Holdings Units from a member of Holdings (in which cash such net proceeds shall instead be transferred to the selling member as consideration for such purchase)) and Holdings shall issue to us Holdings Units. Similarly, except as otherwise determined by us, Holdings will not issue any additional Holdings Units to us unless we issue or sell an equal number of shares of our Class A common stock or Class B common stock. Conversely, if at any time any shares of our Class A common stock or Class B common stock are redeemed, repurchased or otherwise acquired, Holdings will redeem, repurchase or otherwise acquire an equal number of Holdings Units held by us, upon the same terms and for the same price per security, as the shares of our Class A common stock or Class B common stock are redeemed, repurchased or otherwise acquired. In addition, Holdings will not effect any subdivision (by any unit split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of the Holdings Units unless it is accompanied by substantively identical subdivision or combination, as applicable, of each class of our common stock, and we will not effect any subdivision or combination of any class of our common stock unless it is accompanied by a substantively identical subdivision or combination, as applicable, of the Holdings Units.

        Subject to certain exceptions, Holdings will indemnify all of its members, and their officers and other related parties, against all losses or expenses arising from claims or other legal proceedings in which such person (in its capacity as such) may be involved or become subject to in connection with Holdings' business or affairs or the Holdings LLC Agreement or any related document.

        Holdings may be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) as determined by us. Upon dissolution, Holdings will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including creditors who are members or affiliates of members) in satisfaction of all of Holdings' liabilities (whether by payment or by making reasonable provision for payment of such liabilities,

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

including the setting up of any reasonably necessary reserves) and (b) second, to its members in proportion to their Holdings Units (after giving effect to any obligations of Holdings to make tax distributions).

Exchange Agreement

        At the closing of this offering, we will enter into an Exchange Agreement (the "Exchange Agreement") with RHI and Dan Gilbert, pursuant to which each of RHI and Dan Gilbert (or certain transferees thereof) will have the right to exchange its Holdings Units (along with corresponding shares of our Class D common stock or Class C common stock), for, at our option (as the sole managing member of Holdings), (i) shares of our Class B common stock or Class A common stock, as applicable, on a one-for-one basis or (ii) cash (based on the market price of our Class A common stock or, if applicable, the price of our Class A common stock sold to the public in an underwritten offering), subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

        The Exchange Agreement provides that, in the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A common stock is proposed by us or our stockholders and approved by our board of directors or is otherwise consented to or approved by our board of directors, RHI and Dan Gilbert will be permitted to participate in such offer by delivery of a notice of exchange that is effective immediately prior to the consummation of such offer. In the case of any such offer proposed by us, we are obligated to use our reasonable best efforts to enable and permit RHI and Dan Gilbert to participate in such offer to the same extent or on an economically equivalent basis as the holders of shares of our Class A common stock without discrimination. In addition, we are obligated to use our reasonable best efforts to ensure that RHI and Dan Gilbert may participate in each such offer without being required to exchange Holdings Units and corresponding shares of our Class D common stock. The Exchange Agreement further provides that RHI and Dan Gilbert are not required to participate in any such offer that would be tax-free to holders of shares of our Class A common stock without their prior consent.

        The Exchange Agreement also sets forth certain information rights granted to RHI and specifies that we will not amend the provisions of our certificate of incorporation renouncing corporate opportunities without the consent of RHI for so long as RHI holds any Holdings Units. See "Risk Factors—Risk Related to Our Organization and Structure—Our certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities" and "Description of Capital Stock—Corporate Opportunity."

Registration Rights Agreement

        Prior to the consummation of this offering, we intend to enter into a registration rights agreement with RHI and Dan Gilbert (the "Registration Rights Agreement"), pursuant to which each of RHI and Dan Gilbert will be entitled to demand the registration of the sale of certain or all of our Class A common stock that it beneficially owns. Among other things, under the terms of the Registration Rights Agreement:

  •
  if we propose to file certain types of registration statements under the Securities Act with respect to an offering of equity securities, we will be required to use our reasonable best efforts to offer RHI and Dan Gilbert, if any, the opportunity to register the sale of all or part of its shares on the terms and conditions set forth in the Registration Rights Agreement (customarily known as "piggyback rights"); and

  •
  Each of RHI and Dan Gilbert has the right, subject to certain conditions and exceptions, to request that we file (i) registration statements with the SEC for one or more underwritten offerings of all or part of our shares of Class A common stock that it beneficially owns and/or

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

    (ii) a shelf registration statement that includes all or part of our shares of Class A common stock that it beneficially owns as soon as we become eligible to register the sale of our securities on Form S-3 under the Securities Act, and we are required to cause any such registration statements to be filed with the SEC, and to become effective, as promptly as reasonably practicable.

All expenses of registration under the Registration Rights Agreement, including the legal fees of one counsel retained by or on behalf of RHI and Dan Gilbert, will be paid by us.

        The registration rights granted in the Registration Rights Agreement are subject to customary restrictions such as minimums, blackout periods and, if a registration is underwritten, any limitations on the number of shares to be included in the underwritten offering as reasonably advised by the managing underwriter. The Registration Rights Agreement also contains customary indemnification and contribution provisions. The Registration Rights Agreement is governed by New York law.

Tax Receivable Agreement

        The purchase of Holdings Units (along with corresponding shares of our Class D common stock) from RHI using the net proceeds from this offering, future exchanges by RHI or Dan Gilbert (or its transferees or other assignees) of Holdings Units and corresponding shares of Class D common stock or Class C common stock for shares of our Class B common stock or Class A common stock, and future purchases of Holdings Units (along with the corresponding shares of our Class D common stock or Class C common stock) from RHI or Dan Gilbert (or its transferees or other assignees) are expected to produce favorable tax attributes for us. These tax attributes would not be available to us in the absence of those transactions. Both the existing and anticipated tax basis adjustments are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

        We intend to enter into a tax receivable agreement with RHI and Dan Gilbert that will provide for the payment by us to RHI and Dan Gilbert (or their transferees of Holdings Units or other assignees) of 90% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize (computed using simplifying assumptions to address the impact of state and local taxes) as a result of (i) certain increases in our allocable share of the tax basis in Holdings' assets resulting from (a) the purchases of Holdings Units (along with the corresponding shares of our Class D common stock or Class C common stock) from RHI and Dan Gilbert (or their transferees or other assignees) using the net proceeds from this offering or in any future offering, (b) exchanges by RHI and Dan Gilbert (or their transferees or other assignees) of Holdings Units (along with the corresponding shares of our Class D common stock or Class C common stock) for cash or shares of our Class B common stock or Class A common stock, as applicable, or (c) payments under the tax receivable agreements; (ii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreement and (iii) disproportionate allocations (if any) of tax benefits to Holdings as a result of section 704(c) of the Code that relate to the reorganization transactions. The tax receivable agreement will make certain simplifying assumptions regarding the determination of the cash savings that we realize or are deemed to realize from the covered tax attributes, which may result in payments pursuant to the tax receivable agreement in excess of those that would result if such assumptions were not made.

        The actual tax benefit, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including, among others, the timing of exchanges by or purchases from RHI and Dan Gilbert, the price of our Class A common stock at the time of the exchanges or purchases, the extent to which such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

applicable and the portion of our payments under the tax receivable agreement constituting imputed interest.

        Future payments under the tax receivable agreement could be substantial. Assuming that all Holdings Units are exchanged for cash or Class B common stock at the time of the offering and that we will have sufficient taxable income to utilize all of the tax attributes covered by the tax receivable agreement when they are first available to be utilized under applicable law, we estimate that payments to RHI and Dan Gilbert under the tax receivable agreement would aggregate to approximately $              million over the next 20 years and for yearly payments over that time to range between approximately $              million to $              million per year, based on an assumed public offering price of $             (the highpoint of the estimated public offering price range set forth on the cover page of this prospectus). The payments under the tax receivable agreement are not conditioned upon RHI's or Dan Gilbert's continued ownership of us.

        In addition, RHI and Dan Gilbert (or its transferees or other assignees) will not reimburse us for any payments previously made if any covered tax benefits are subsequently disallowed, except that any excess payments made to RHI and Dan Gilbert (or such holder's transferees or assignees) will be netted against future payments that would otherwise be made under the tax receivable agreement with RHI and Dan Gilbert, if any, after our determination of such excess. We could make payments to RHI and Dan Gilbert under the tax receivable agreement that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity.

        In addition, the tax receivable agreement will provide that in the case of a change in control of the Company or a material breach of our obligations under the tax receivable agreement, we will be required to make a payment to RHI and Dan Gilbert in an amount equal to the present value of future payments (calculated using a discount rate equal to the lesser of 6.50% or LIBOR plus 100 basis points, which may differ from our, or a potential acquirer's, then-current cost of capital) under the tax receivable agreement, which payment would be based on certain assumptions, including those relating to our future taxable income. For additional discussion of LIBOR, see "—Risks Related to Our Business—We are exposed to volatility in LIBOR, which can result in higher than market interest rates and may have a detrimental effect on our business." In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our, or a potential acquirer's, liquidity and could have the effect of delaying, deferring, modifying or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. These provisions of the tax receivable agreement may result in situations where RHI and Dan Gilbert have interests that differ from or are in addition to those of our other stockholders. In addition, we could be required to make payments under the tax receivable agreement that are substantial, significantly in advance of any potential actual realization of such further tax benefits, and in excess of our, or a potential acquirer's, actual cash savings in income tax.

        Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments made under the tax receivable agreement. For example, the earlier disposition of assets following an exchange or purchase of Holdings Units and the corresponding Class D common stock or Class C common stock may accelerate payments under the tax receivable agreement and increase the present value of such payments, and the disposition of assets before such an exchange or purchase may increase the tax liability of RHI and Dan Gilbert without giving rise to any rights to receive payments under the tax receivable agreement. Such effects may result in differences or conflicts of interest between the interests of RHI and Dan Gilbert and the interests of other stockholders.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        Finally, because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreement is dependent on the ability of our subsidiaries to make distributions to us. Our debt agreements restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the tax receivable agreement. To the extent that we are unable to make payments under the tax receivable agreement as a result of restrictions in our debt agreements, such payments will be deferred and will accrue interest until paid, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.

Indemnification Agreements

        We expect to enter into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Transactions with RHI and other Related Parties

        Prior to this offering, our business was wholly-owned by RHI. From time to time, we have entered into various transactions and agreements with RHI, its subsidiaries, certain other affiliates of Dan Gilbert, our founder and Chairman, and certain other affiliates of our director Jennifer Gilbert. In doing so, we have enhanced our operations by looking at, and taking advantage of, opportunities not only with third parties but also with our affiliated entities. We intend to continue taking advantage of such opportunities with RHI and other affiliates of Dan Gilbert and Jennifer Gilbert after the consummation of this offering in accordance with our Related Person Transaction Policy (see "—Policies and Procedures for Related Party Transactions").

Services Provided by our Company to Affiliates

        We have entered into transactions and agreements to provide certain support services to RHI, its subsidiaries and certain other affiliates of Dan Gilbert and Jennifer Gilbert, including Bedrock Management Services LLC ("Bedrock"), StockX LLC and Cavaliers Operating Company LLC at fees that reflect the cost of services provided by us plus, in certain circumstances, a reasonable margin. These services primarily include technology services (e.g., infrastructure, platform interface, data and server support), information security services and support, human resources services (e.g., providing skilled recruiters and recruiting support, payroll and benefits administration and support), legal services (e.g., support and advice on transactional matters, employment law, and litigation), data governance and analytics, advisory services (e.g., strategic consulting, tax services and advice, and security services), the procurement of goods, services and materials, including vendor engagement and risk management (e.g., technology development and data acquisition services), accounting and finance services (e.g., providing accounting and financial reporting services), marketing services, and telemarketing services (collectively, the "Provided Services"). We intend to continue providing the Provided Services after the completion of this offering. Fees for the Provided Services amounted to $3.2 million, $13.4 million, $7.1 million and $4.6 million in the three months ended March 31, 2020 and the years ended December 31, 2019, 2018 and 2017, respectively.

        We also charge the recipient of the Provided Services for all documented out-of-pocket third-party costs and expenses we incur for such services. In the three months ended March 31, 2020 and the years ended December 31, 2019, 2018 and 2017, we charged $13.9 million, $35.5 million, $37.9 million and $51.7 million respectively, for such costs and expenses. Out of these pass-through costs, a substantial majority relates to payroll and benefits payments we administered on behalf of our affiliates. In the middle of 2018, we updated the process of administering payroll and benefits, resulting in a decrease of such pass-through costs in subsequent periods. In connection with certain

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Provided Services, we sold a receivable due to us from one of our affiliates to RHI on December 31, 2019 for $3.7 million.

Services Acquired by our Company from Affiliates

        We have entered into transactions and agreements to receive certain services from certain subsidiaries of RHI and affiliates of Dan Gilbert and Jennifer Gilbert, including Rock Ventures LLC, Detroit Labs LLC, Sift LLC, Rock Security LLC, dPOP LLC, and Bedrock at fees that reflect the cost of services acquired by us plus, in certain circumstances, a reasonable margin. These services primarily include consultant services, data protection services, data source support and technical support services, physical security services, professional services to assist customers in customizing software, discovery analytics and data strategy services, optical wave services, business consulting, design and process improvement consulting services, underwriting services, and catering and event services (the "Received Services"). We intend to continue receiving the Received Services after the completion of this offering. In connection with the Received Services, we paid fees and out-of-pocket costs and expenses incurred by the service providers for such services in an amount of $14.2 million, $46.1 million, $45.1 million and $37.8 million in the three months ended March 31, 2020 and the years ended December 31, 2019, 2018 and 2017, respectively.

Services Acquired from Amrock Title Insurance Company and Acquisition Agreement

        Our subsidiary Amrock is party to an agreement to receive certain title insurance services from Amrock Title Insurance Company, including insurance underwriting services.

        Prior to the completion of this offering, we will enter into an acquisition agreement with RHI and its direct subsidiary Amrock Holdings Inc. pursuant to which we will acquire Amrock Title Insurance Company, an entity through which RHI conducts its title insurance underwriting business, for total aggregate consideration of $14.4 million that will consist of              Holdings Units and             shares of Class D common stock of RHI (assuming an initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)). The consummation of this acquisition is subject to customary closing conditions, including the receipt of regulatory approvals. We expect this acquisition will close in the fourth quarter of 2020.

Real Estate Transactions

        Certain of our subsidiaries, including Quicken Loans and RockLoans Marketplace LLC, are parties to lease agreements for certain of our offices, including our headquarters in Detroit, with various affiliates of Bedrock and other affiliates of Dan Gilbert. The lease agreements have terms ranging between three and 15 years. Under each agreement, our subsidiaries are required to pay specified rent, as well as common area maintenance fees, costs for office services (e.g. for consumed electricity) and property maintenance costs. Additionally, we paid for the renovation and expansion of certain of the properties subject to these agreements. During the three months ended March 31, 2020 and the years ended December 31, 2019, 2018 and 2017, we made cash payments totaling $21.8 million, $74.7 million, $79.1 million and $84.7 million, respectively, for these properties. Upon renewal, any lease will be approved by our audit committee (see "—Policies and Procedures for Related Party Transactions").

        In addition to the parking spaces we obtain under our lease agreements, we also acquire additional parking rights from Bedrock or through an agent of Bedrock at properties owned by Bedrock. During the three months ended March 31, 2020 and the years ended December 31, 2019, 2018 and 2017, we made cash payments totaling $5.0 million, $19.1 million, $21.9 million and

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

$20.0 million, respectively, for these additional parking rights. We recoup certain of these amounts from of our affiliates whose employees use the parking spaces.

        We also sublease office space and data center operations to certain of our affiliates, including Rock Ventures LLC and StockX LLC. The agreements have terms ranging from three to 11 years. Under each agreement, the relevant counterparty is required to pay us a specified amount of rent. During the three months ended March 31, 2020 and the years ended December 31, 2019, 2018 and 2017, we charged the certain affiliates $609,850, $1.8 million, $1.2 million and $1.0 million, respectively, under these agreements, which reflect the cost of the underlying leases.

Naming Rights Agreement for Rocket Mortgage Field House

        On July 1, 2017, we entered into an agreement with Cleveland Cavaliers Holdings, LLC and certain of its affiliates (collectively, the "Cavaliers"), to obtain the naming rights for a professional sports arena. The agreement terminates in 2034. Dan Gilbert is the majority owner of the Cavaliers. The agreement obligates the Cavaliers to place signage on and in the arena in agreed-upon locations and provides for advertising spots on radio and television broadcasts as well as certain other advertising benefits. We paid the Cavaliers $2.1 million, $8.3 million, $14.1 million and nil in the three months ended March 31, 2020 and the years ended December 31, 2019, 2018 and 2017 under this agreement.

Guarantees

        Quicken Loans has provided a guaranty for three rental agreements entered into by affiliates of Dan Gilbert which relate to the cafeteria, gym and daycare facilities at 1000 Woodward Avenue in Detroit. Quicken Loans is obligated to pay for up to 50% of the basic rental and operating expenses under each of these agreements if the tenant does not make such payments. If these guarantees were required to be paid, Quicken Loans may be required to fund up to $5.0 million per guarantee. We have not, however, recorded a liability for these guarantees because we believe that it is not probable that we would be required to make any payments thereunder.

        Quicken Loans has entered into a Master Commercial Card Agreement with JPMorgan Chase Bank, N.A. ("JPM") pursuant to which Quicken Loans and its affiliates may use cards issued by JPM. Quicken Loans is responsible as a primary obligor for all obligations of these affiliates under this agreement. At March 31, 2020 and December 31, 2019, 2018 and 2017, the amounts due by those affiliates under this agreement was $176,266, $93,256, $216,470 and $338,335, respectively.

Charitable Donations

        In the three months ended March 31, 2020 and the years ended December 31, 2019, 2018 and 2017, we paid nil, $5.3 million, $7.5 million and $27.8 million, respectively, to Quicken Loans Community Fund LLC, an affiliate of Dan Gilbert, which used these amounts to fund its operations, make donations to charitable entities and make other investments in the communities in which we operate. In the year ended December 31, 2018, RHI reimbursed Quicken Loans $13.8 million for funds previously paid by Quicken Loans to Quicken Loans Community Fund LLC in 2017 and 2018.

Loans to Affiliates

        In the past, we have made loans to certain affiliates. As of December 31, 2019, the principal amount owed was $58.4 million. These loans are described in more detail in the paragraphs below. We intend to repay the note to Zup Ventures LLC described below in full for $885,428 in June 2020. In December 2019 and March 2020, we sold the remaining loans to affiliates described below to RHI and RHI Opportunities ("RHI Opportunities"), as applicable, for an aggregate amount equal to $64.3 million.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        In January 2017, Dan Gilbert issued a promissory note to Quicken Loans for a principal amount of $56.0 million, representing advances and accrued interest. This promissory note, as amended, matures on December 31, 2020. At December 31, 2019, 2018 and 2017, the principal amounts due under this promissory note were $57.5 million, $56.0 million and $56.0 million. Interest accrues on the principal amount of this promissory note at an annual interest rate of 2.5% (2.38% in 2019 and 2018, and 1.76% in 2017) and is due and payable on the maturity date of the note. In the years ended December 31, 2019, 2018 and 2017, the total amount of interest earned was approximately $1.4 million $1.2 million and $1.0 million, respectively. There were no advances or repayments under this promissory note. In March 2020, Quicken Loans sold this promissory note to RHI Opportunities LLC, a subsidiary of RHI, for an amount of $59.7 million.

        In December 2012, Zup Ventures LLC, an affiliate of Dan Gilbert, issued a promissory note to Amrock for a principal amount of $824,293. This promissory note matures on December 28, 2042. As of March 31, 2020 and December 31, 2019, 2018 and 2017, the principal amount due under this promissory note was $824,293. Interest accrues on the principal amount of this promissory note at an annual interest rate of 1.0% and is due and payable on the maturity date of the note. During the three months ended March 31, 2020 and years ended December 31, 2019, 2018 and 2017, the total amount of interest earned was $2,061, $8,243, $8,243, and $8,243, respectively. There were no advances or repayments under this promissory note. We intend to repay this note in full for $885,428 in June 2020.

        In September and October 2015, Pickles Investments LLC, an affiliate of Dan Gilbert, issued three promissory notes to Quicken Loans for an aggregate principal amount of $127,793. The notes mature in March and April 2020. At December 31, 2019, 2018 and 2017, the aggregate principal amount due under these promissory notes was $131,618, $127,793, and $127,793, respectively. Interest accrues on the principal amount of these promissory notes at an annual interest rate of 2.00%, and is due and payable on the maturity date of the notes. In the years ended December 31, 2019, 2018 and 2017, the total amount of interest earned was $2,751, $2,549, and $2,598, respectively. There were no advances or repayments under these promissory notes. In March 2020, Quicken Loans sold these promissory notes to RHI Opportunities for an aggregate amount of $139,343.

        In September 2014 and April 2015, Fathead LLC, an affiliate of Dan Gilbert, issued two promissory notes to Quicken Loans for a principal amount of approximately $1.9 million and $2.0 million, respectively. At December 31, 2019, 2018 and 2017, the principal amounts due under these promissory notes were nil, $3.9 million and $3.9 million, respectively. Interest accrues on the principal amount of these promissory notes at an annual interest rate of 2.69% and 4.00%, respectively, and is due and payable on the maturity date of the note. In the years ended December 31, 2019, 2018 and 2017, the total amount of interest earned was $21,105, $126,468 and $144,527, respectively. There were no advances or repayments under these promissory notes. In December 2019, Quicken Loans sold these two promissory notes to RHI for an aggregate amount of $4.4 million.

Loans from Affiliates

Nexsys Promissory Note

        On December 31, 2019, one of our subsidiaries, Nexsys Technologies LLC ("Nexsys"), issued a promissory note to Quicken Loans for a principal amount of approximately $1.5 million. In March 2020, Quicken Loans sold this promissory note to RHI Opportunities, an affiliate of Dan Gilbert, for an aggregate amount of $1.5 million. This promissory note matures on June 30, 2021. At March 31, 2020, the principal amount due under this promissory note was $1.5 million. Interest accrues on the

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

principal amount of this promissory note at an annual interest rate of 5.0% and is due and payable on the maturity date of the note.

RHI/QL Line of Credit

        RHI and Quicken Loans are parties to an agreement for an uncommitted unsecured line of credit, dated June 9, 2017, as amended on December 24, 2019 (as amended, the "RHI/QL Line of Credit"), which provides for financing from RHI to Quicken Loans of up to $1.0 billion. The RHI/QL Line of Credit matures on November 1, 2024. Historically, Quicken Loans has periodically borrowed funds under the RHI/QL Line of Credit to repay other indebtedness that accrued interest at a higher rate. In its discretion, RHI may determine not to advance funds for any reason.

        Borrowings under the RHI/QL Line of Credit bear interest at a rate per annum of one-month LIBOR (as quoted in the Wall Street Journal) plus 1.25%. One-month LIBOR ranged from 0.61% to 2.52% during the quarter ending March 31, 2020 and the years ended December 31, 2019, 2018 and 2017. Prior to the consummation of this offering, we intend to amend the RHI/QL Line of Credit to provide for a successor interest rate benchmark to LIBOR. The negative covenants of the RHI/QL Line of Credit restrict the ability of Quicken Loans to incur debt and create liens on certain assets. Additionally, if as of the last day of any fiscal quarter either Quicken Loans' adjusted tangible net worth is less than $500.0 million or its cash and cash equivalents are less than $100.0 million, then its consolidated net income before taxes must be at least $1 for that quarter. The RHI/QL Line of Credit also contains customary events of default.

        At March 31, 2020 and December 31, 2019, 2018 and 2017, the amounts due to RHI pursuant to the RHI/QL Line of Credit were $600 million, nil, nil and nil, respectively. In the quarter ending March 31, 2020 and the years ended December 31, 2019, 2018 and 2017, the total amount of interest under the RHI/QL Line of Credit was $511,651, $3.6 million, nil and nil, respectively. In the three months ended March 31, 2020 and the years ended December 31, 2019, 2018 and 2017, the largest amount outstanding under the RHI/QL Line of Credit was $600.0 million, $250.0 million, nil and nil, respectively. In the three months ended March 31, 2020 and the years ended December 31, 2019, 2018 and 2017, Quicken Loans repaid an aggregate of nil, $503.6 million, nil and nil, respectively under the RHI/QL Line of Credit.

RHIO/RLO Line of Credit

        RHI Opportunities and RockLoans Opportunities LLC, one of our subsidiaries ("RockLoans Opportunities"), are parties to an agreement for a perpetual uncommitted unsecured line of credit, dated January 10, 2019 (the "RHIO/RLO Line of Credit"), which provides for financing from RHI Opportunities to RockLoans Opportunities of up to $10.0 million. The RHIO/RLO Line of Credit is perpetual. In its discretion, RHI Opportunities may determine not to advance funds for any reason.

        Borrowings under the RHIO/RLO Line of Credit bear interest at a rate per annum of 5%. The principal amount of all borrowings is payable in full on demand by RHI Opportunities. The negative covenants of the RHIO/RLO Line of Credit restrict the ability of RockLoans Opportunities to incur debt in excess of $500,000 and to create liens on certain assets other than liens securing permitted debt.

        At March 31, 2020 and December 31, 2019, the amount due to RHI Opportunities pursuant to the RHIO/RLO Line of Credit was $9.5 million and $10.0 million, respectively. In the three months ended March 31, 2020 and the year ended December 31, 2019, the total amount of interest under the RHIO/RLO Line of Credit was $124,603 and $258,055, respectively. In the three months ended March 31, 2020 and the year ended December 31, 2019, the largest amount outstanding under the RHIO/RLO Line of Credit was $10 million and $10 million. In the three months ended March 31,

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

2020 and the year ended December 31, 2019, RockLoans Opportunities repaid an aggregate of $124,167 and $217,222 under the RHIO/RLO Line of Credit, respectively.

RHIO/RC Line of Credit

        We expect that RHI Opportunities and Rock Central LLC, one of our subsidiaries ("Rock Central"), will enter into an agreement for an uncommitted, unsecured revolving line of credit (as amended, the "RHIO/RC Line of Credit"), which will provide for financing from RHI Opportunities to Rock Central of up to $50 million. The RHIO/RC Line of Credit will mature in 2025. Rock Central intends to use the RHIO/RC Line of Credit for general working capital needs. In its discretion, RHIO may determine not to advance funds for any reason.

        Borrowings under the RHIO/RC Line of Credit will bear interest at a rate per annum of one month LIBOR (as quoted in the Wall Street Journal) plus 1.25%. The negative covenants of the RHIO/RC Line of Credit will restrict the ability of Rock Central to incur debt and create liens on certain assets. The RHI/QL Line of Credit will also contain customary events of default.

Other Transactions

        We have historically entered into secondment agreements with Bedrock pursuant to which we have provided Bedrock with personnel necessary to perform its operations. In the years ended December 31, 2019, 2018 and 2017, we charged $651,434, $200,364 and nil for the use of our employees under these secondment agreements, which amounts reflect the cost of our employees.

        Affiliates of Dan Gilbert own or owned the Shinola Hotel in Detroit, the Ritz-Carlton in Cleveland, Greektown Casino Hotel in Detroit, the Madison Theatre Building in Detroit and the watch manufacturer Shinola Detroit. From time to time, we buy products and services from these companies in the ordinary course of our business. The amounts involved in such transactions for the three months ended March 31, 2020 and the years ended December 31, 2019, 2018 and 2017 were $727,013, $9.2 million, $2.5 million and $2.5 million, respectively.

        We are a party to a sponsorship and promotional partner agreement with 100 Thieves, LLC, a League of Legends team that is an affiliate of Dan Gilbert. Pursuant to this agreement, the team granted us a license to use certain of their marks on our promotional materials. In the three months ended March 31, 2020 and the years ended December 31, 2019, 2018 and 2017, we paid $24,000, $1.5 million, $1.1 million and nil, respectively, under this agreement.

        Two immediate family members of our directors are regular, full-time employees of the Company and have average annual compensation, including base salary, bonus and company-paid benefits, of approximately $330,921.

        In July 2019, we acquired the Rocket HQ App/Website and Rocket Account adapter from Rocket HQ LLC, an affiliate of Dan Gilbert, for approximately $3.6 million.

        In 2018, we paid $1.0 million to RHI in satisfaction of amounts payable in connection with the acquisition of LMB Mortgage Services, Inc., LMB Insurance Services, Inc. and CPL Assets, LLC.

        In 2017, we sold our interest in Detroit Labs LLC, an affiliate of Dan Gilbert, to RHI for $9.5 million.

        In 2017, we wrote off a $429,410 receivable, which related to a startup investment we made in an affiliate of Dan Gilbert that did not subsequently proceed beyond the startup phase.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Policies and Procedures for Related Party Transactions

        Upon the consummation of this offering, we will adopt a written Related Person Transaction Policy (the "policy"), which will set forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our audit committee. In accordance with the policy, our audit committee will have overall responsibility for the implementation of, and compliance with, the policy.

        For purposes of the policy, a "related person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A "related person transaction" does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors or our compensation committee.

        The policy will require that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted for consideration (a) to our audit committee at its next meeting, (b) if not practicable or desirable to wait until the next audit committee meeting, to the chair of the audit committee, or (c) to a different group of independent directors as determined by the board of directors of the Company.

        Under the policy, our audit committee may approve only those related person transactions that are in, or not inconsistent with, our best interests and the best interests of our stockholders. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or is completed (including any transaction that was not considered a related person transaction at the time it was entered into, but subsequently is), the transaction will be submitted to the audit committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

        The policy will also provide that the audit committee review certain previously approved or ratified related person transactions that are ongoing, and have (i) a remaining term of more than six months or (ii) remaining amounts involved in excess of $120,000, to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CAPITAL STOCK

Capital Stock

        In connection with the reorganization transactions, we expect to amend and restate our certificate of incorporation so that our authorized capital stock will consist of                  shares of Class A common stock, par value $0.0001 per share,                   shares of Class B common stock, par value $0.0001 per share,                   shares of Class C common stock, par value $0.0001 per share,                   shares of Class D common stock, par value $0.0001 per share, and                  shares of preferred stock, par value $0.0001 per share.

        Immediately following the reorganization transactions, we will have no holders of record of our Class A common stock, no holders of record of our Class B common stock, no holders of record of our Class C common stock, one holder of record of our Class D common stock and no holders of record of our preferred stock. Immediately following the reorganization transactions, of the authorized shares of our capital stock, no shares of our Class A common stock will be issued and outstanding, no shares of our Class B common stock will be issued and outstanding, no shares of our Class C common stock will be issued and outstanding,                  shares of our Class D common stock will be issued and outstanding and no shares of our preferred stock will be issued and outstanding. In addition, we expect to issue equity awards under the 2020 Management Incentive Plan in connection with this offering with respect to an aggregate amount of                           shares of Class A common stock. See "Executive Compensation—Looking Ahead: Post-IPO Compensation Program Features."

        After the consummation of this offering and the application of the net proceeds from this offering, we expect to have                  shares of our Class A common stock issued and outstanding (or                  shares if the underwriters' option to purchase additional shares is exercised in full), no shares of our Class B common stock issued and outstanding, no shares of our Class C common stock issued and outstanding,                  shares of our Class D common stock issued and outstanding (or                  shares if the underwriters' option to purchase additional shares is exercised in full and giving effect to the use of the net proceeds therefrom) and no shares of our preferred stock issued and outstanding.

Common Stock

Voting

        The holders of our Class A common stock, Class B common stock, Class C common stock and Class D common stock will vote together as a single class on all matters submitted to stockholders for their vote or approval, except (i) as required by applicable law or (ii) any amendment (including by merger, consolidation, reorganization or similar event) to our certificate of incorporation that would affect the rights of the Class A common stock and the Class C common stock in a manner that is disproportionately adverse as compared to the Class B common stock or Class D common stock, or vice versa, in which case the holders of Class A common stock and Class C common stock or the holders of Class B common stock and Class D common stock, as applicable, shall vote together as a class.

        Subject to the next sentence, holders of our Class A common stock and Class C common stock are entitled to one vote on all matters submitted to stockholders for their vote or approval. Holders of our Class B common stock and Class D common stock are entitled to 10 votes on all matters submitted to stockholders for their vote or approval. At any time when the aggregate voting power of the outstanding common stock or preferred stock beneficially owned by RHI or any entity disregarded as separate from RHI for U.S. federal income tax purposes (the "RHI Securities") would be equal to or greater than 79% of the total voting power of our outstanding stock, the number of

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

votes per share of each RHI Security shall be reduced such that the aggregate voting power of all of the RHI Securities is equal to 79%.

        Upon the completion of this offering, RHI will control 79% of the combined voting power of our common stock as a result of its ownership of shares of our Class D common stock. Accordingly, RHI will control our business policies and affairs and can control any action requiring the general approval of our stockholders, including the election of our board or directors, the adoption of amendments to our certificate of incorporation and bylaws and the approval of any merger or sale of substantially all of our assets. RHI will continue to have such control as long as it owns at least 10% of our issued and outstanding common stock. This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change of control of the Company and may make some transactions more difficult or impossible without the support of RHI, even if such events are in the best interests of minority stockholders.

Dividends

        The holders of Class A common stock and Class B common stock are entitled to receive dividends when, as and if declared by our board of directors out of legally available funds. Under our certificate of incorporation, dividends may not be declared or paid in respect of Class B common stock unless they are declared or paid in the same amount and same type of cash or property (or combination thereof) in respect of Class A common stock, and vice versa. With respect to stock dividends, holders of Class B common stock must receive Class B common stock while holders of Class A common stock must receive Class A common stock.

        The holders of our Class C common stock and Class D common stock will not have any right to receive dividends other than dividends consisting of shares of our (i) Class C common stock, paid proportionally with respect to each outstanding share of our Class C common stock, and (ii) Class D common stock, paid proportionally with respect to each outstanding share of our Class D common stock, in each case in connection with stock dividends.

Merger, Consolidation, Tender or Exchange Offer

        The holders of Class B common stock and Class D common stock will not be entitled to receive economic consideration for their shares in excess of that payable to the holders of Class A common stock and Class C common stock, respectively, in the event of a merger, consolidation or other business combination requiring the approval of our stockholders or a tender or exchange offer to acquire any shares of our common stock. However, in any such event involving consideration in the form of securities, the holders of Class B common stock and Class D common stock will be entitled to receive securities that have no more than 10 times the voting power of any securities distributed to the holders of Class A common stock and Class C common stock.

Liquidation or Dissolution

        Upon our liquidation or dissolution, the holders of our Class A common stock and Class B common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Other than their par value, the holders of our Class C common stock and Class D common stock will not have any right to receive a distribution upon a liquidation or dissolution of the Company.

Conversion, Transferability and Exchange

        Our certificate of incorporation will provide that each share of our Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock, and

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

each share of our Class D common stock is convertible at any time, at the option of the holder, into one share of Class C common stock. Our certificate of incorporation will further provide that each share of our Class B common stock will automatically convert into one share of Class A common stock, and each share of our Class D common stock will automatically convert into one share of our Class C common stock, immediately prior to any transfer of such share except for certain transfers described in our certificate of incorporation, including (i) transfers to or among the direct or indirect equityholders of RHI (the "Rock Equityholders"), (ii) transfers following which the Class B common stock or Class D common stock continues to be held by RHI or a permitted transferee and, in each case, the Rock Equityholders or the direct or indirect equityholders of such permitted transferee immediately prior to such transfer or transfers continue to hold a majority of the beneficial interests of RHI or such permitted transferee, as applicable, following such transfer or transfers, (iii) transfers to family members, trusts solely for the benefit of RHI, any Rock Equityholder or permitted transferee or their respective family members and other tax and estate planning vehicles, (iv) transfers to partnerships, corporations, and other entities controlled by, or a majority of which is beneficially owned by, RHI, any Rock Equityholder or permitted transferee, their respective family members or other permitted entities, (v) certain transfers to charitable trusts or organizations that are exempt from taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, (vi) transfers to an individual mandated under a qualified domestic relations order or (vii) transfers to a legal or personal representative in the event of the death or disability. In addition, each share of our Class B common stock will automatically convert into one share of Class A common stock, and each share of our Class D common stock will automatically convert into one share of our Class C common stock if RHI, the Rock Equityholders and their permitted transferees own less than 10% of the aggregate number of shares of our issued and outstanding common stock. Shares of our Class A common stock and Class C common stock are not subject to any conversion right. Additionally, except as set forth above, the Class B common stock and the Class D common stock will not be automatically converted into Class A common stock or Class C common stock, respectively, at a certain specified time.

        Among other exceptions described in our certificate of incorporation, the RHI Parties will be permitted to pledge shares of Class D common stock and/or Class B common stock that they hold from time to time without causing an automatic conversion to Class C common stock or Class A common stock, as applicable, provided that any pledged shares are not transferred to or registered in the name of the pledgee.

        Subject to the terms of the Exchange Agreement, RHI may exchange its Holdings Units, together with a corresponding number of shares of our Class D common stock or Class C common stock for, at our option (as the sole managing member of Holdings), (i) shares of our Class B or Class A common stock, as applicable, on a one-for-one basis or (ii) cash (based on the market price of our Class A common stock). Upon exchange, each share of our Class D common stock or Class C common stock so exchanged will be cancelled.

Other Provisions

        None of the Class A common stock, Class B common stock, Class C common stock or Class D common stock has any pre-emptive or other subscription rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock, Class B common stock, Class C common stock or Class D common stock.

        At such time as no Holdings Units remain exchangeable for shares of our Class B common stock, our Class D common stock will be cancelled.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Preferred Stock

        After the consummation of this offering, we will be authorized to issue up to                  shares of preferred stock. Our board of directors will be authorized, subject to limitations prescribed by Delaware law and our certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors also will be authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of the holders of our Class A common stock, Class B common stock, Class C common stock and Class D common stock, which could have a negative impact on the market price of our Class A common stock. We have no current plan to issue any shares of preferred stock following the consummation of this offering.

Corporate Opportunity

        Our certificate of incorporation will provide that none of the RHI Affiliated Entities nor any officer, director, member, partner or employee of any RHI Affiliated Entity (each, an "RHI Party") will have any duty to refrain from engaging in the same or similar business activities or lines of business, doing business with any of our clients or suppliers or employing or otherwise engaging or soliciting for employment any of our directors, officers or employees, and none of our directors or officers shall be liable to us or to any of our subsidiaries or stockholders for breach of any fiduciary or other duty under statutory or common law, as a director or officer or controlling stockholder or otherwise, by reason of any such activities, or for the presentation or direction to, or participation in, any such activities by any RHI Party.

        In our certificate of incorporation, to the fullest extent permitted by applicable law, we renounce any interest or expectancy that we have in any business opportunity, transaction, or other matter in which any RHI Party participates or desires or seeks to participate in, even if the opportunity is one that we might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. To the fullest extent permitted by applicable law, each such RHI Party has no duty to communicate or offer such business opportunity to us and is not liable to us or any of our stockholders for breach of any fiduciary or other duty under statutory or common law, as a director or officer or controlling stockholder, or otherwise, by reason of the fact that such RHI Party pursues or acquires such business opportunity, directs such business opportunity to another person, or fails to present such business opportunity, or information regarding such business opportunity, to us.

        The Exchange Agreement specifies that we will not amend the provisions of our certificate of incorporation renouncing corporate opportunities without the consent of RHI for so long as RHI holds any Holdings Units. See "Certain Relationships and Related Party Transactions—Exchange Agreement."

        Notwithstanding the foregoing, our certificate of incorporation does not renounce any interest or expectancy we may have in any business opportunity, transaction or other matter that is offered to an RHI Party who is one of our directors or officers and who is offered such opportunity solely in his or her capacity as one of our directors or officers, as reasonably determined by such RHI Party.

        See "Risk Factors—Risk Related to Our Organization and Structure—Our certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities."

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Certain Certificate of Incorporation, Bylaw and Statutory Provisions

        The provisions of our certificate of incorporation and bylaws and of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of Class A common stock.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws

        Our certificate of incorporation and bylaws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by our board of directors.

        These provisions include:

        Dual Class Capital Structure.    Our certificate of incorporation will provide for a dual class common stock structure, which will provide RHI with the ability to control the outcome of matters requiring stockholder approval, even if it beneficially owns significantly less than a majority of the shares of our outstanding common stock, including the election of directors and significant corporate transactions, such as a merger or sale of substantially all of our assets.

        Classified Board.    Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors. Our board of directors will initially have six members. At any meeting of the board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

        Removal of directors.    Our certificate of incorporation will provide that until the RHI Parties beneficially own less than a majority of the combined voting power of our common stock, any director may be removed with or without cause by the affirmative vote of a majority of our outstanding shares of common stock. After the RHI Parties cease to beneficially own a majority of the combined voting power of the common stock, our certificate of incorporation will provide that any director may only be removed with cause by the affirmative vote of holders of 75% of the combined voting power of our outstanding common stock eligible to vote in the election of directors, voting together as a single class.

        Vacancies.    Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Vacancies and newly created directorships on the board of directors may be filled at any time by the remaining directors or our stockholders, provided that, after the RHI Parties cease to beneficially own a majority of the combined voting power of our common stock, vacancies on our board of directors, whether resulting from an increase in the number of directors or the death, removal or resignation of a director, will be filled only by our board of directors and not by stockholders.

        Amendments to Certificate of Incorporation and Bylaws.    The DGCL generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless either a corporation's certificate of incorporation or bylaws require a greater percentage. Our certificate of

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

incorporation and bylaws will provide that, after the RHI Parties cease to beneficially own a majority of the combined voting power of our common stock, the affirmative vote of holders of 75% of the combined voting power of our outstanding common stock eligible to vote in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal our bylaws or specified provisions of our certificate of incorporation, including those relating to the classified board, actions by written consent of stockholders, calling of special meetings of stockholders, business combinations and these vote requirements to amend our certificate of incorporation and bylaws. This requirement of a super-majority vote to approve certain amendments to our certificate of incorporation and bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

        Special Meetings of Stockholders.    Our certificate of incorporation and bylaws will also provide that, subject to any special rights of the holders of any series of preferred stock, special meetings of the stockholders can only be called by the chairman of the board or the chief executive officer, or by the board of directors. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.

        Action by Written Consent.    Our certificate of incorporation will provide that stockholder action can be taken by written consent in lieu of a meeting; provided that after the RHI Parties cease to beneficially own a majority of the combined voting power of our common stock, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

        Advance Notice Procedures.    Our bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given us timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the bylaws will not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

        Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to applicable Exchange rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

        Business Combinations with Interested Stockholders.    Our certificate of incorporation will provide that we will not be subject to Section 203 of the DGCL, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, unless the business combination is approved in a prescribed manner. An interested stockholder includes a person, individually or together with any other interested stockholder, who within the last three years has owned 15% or more of our voting stock. Accordingly, we will not be subject to any anti-takeover effects of Section 203. Nevertheless, our certificate of incorporation will include a provision that restricts us from engaging in any business

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

combination with an interested stockholder for three years following the date that person becomes an interested stockholder. Such restrictions, however, shall not apply to any business combination between RHI, any direct or indirect equityholder of RHI or any person that acquires (other than in connection with a registered public offering) our voting stock from RHI or any of its affiliates or successors or any "group," or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act and who is designated in writing by RHI as an "RHI Transferee," on the one hand, and us, on the other.

        Headquarters in Detroit.    Our certificate of incorporation will provide that we shall not transfer our corporate headquarters outside of Detroit, Michigan unless we have received the affirmative vote of holders of 75% of the combined voting power of our outstanding common stock.

Directors' Liability; Indemnification of Directors and Officers

        Our bylaws will limit the liability of our directors to the fullest extent permitted by the DGCL and will provide that we will provide them with customary indemnification and advancement rights. We expect to enter into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification and advancement rights in connection with their service to us or on our behalf.

Choice of Forum

        Our certificate of incorporation will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or stockholders to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our certificate of incorporation or our bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Third Judicial Circuit, Wayne County, Michigan (or, if the Third Judicial Circuit, Wayne County, Michigan lacks jurisdiction over such action or proceeding, then another state court of the State of Michigan or, if no state court of the State of Michigan has jurisdiction, then the United States District Court for the Eastern District of Michigan) or the Court of Chancery of the State of Delaware (or if the Court of Chancery of the State of Delaware lacks jurisdiction, any other state court of the State of Delaware, or if no state of the State of Delaware has jurisdiction, the federal district court for the District of Delaware), unless we consent in writing to the selection of an alternative forum. Additionally, our certificate of incorporation will state that the foregoing provision will not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. See "Risk Factors-Risks Related to this Offering and our Class A Common Stock—The provision of our certificate of incorporation requiring exclusive forum in certain courts in the State of Michigan or the State of Delaware or the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers."

Transfer Agent and Registrar

        The transfer agent and registrar for our Class A common stock is Computershare Trust Company N.A.

Securities Exchange

        We intend to list our Class A common stock on             under the symbol "RKT".

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate. See "Risk Factors—Risks Related to this Offering and our Class A Common Stock—Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress the price of our Class A common stock."

Sale of Restricted Shares

        Upon the consummation of this offering, we will have             shares of Class A common stock (or             shares if the underwriters exercise their option to purchase additional shares in full) outstanding, excluding             shares of Class A common stock underlying outstanding             . All of these shares will be freely tradable without further restriction under the Securities Act, except any shares held by our affiliates. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. Upon the completion of this offering, approximately              of our outstanding shares of Class A common stock (or             shares if the underwriters' exercise their option to purchase additional shares in full) will be deemed "restricted securities," as that term is defined under Rule 144, and would also be subject to the "lock-up" period noted below.

        In addition, upon the consummation of the offering, RHI and Dan Gilbert will own an aggregate of             Holdings Units and             shares of our Class D common stock (or             Holdings Units and             shares of Class D common stock if the underwriters' exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom). Pursuant to the terms of the Exchange Agreement, each of RHI and Dan Gilbert could from time to time exchange its Holdings Units and corresponding shares of Class D common stock for, at our option (as the sole managing member of Holdings), (i) shares of our Class B common stock, on a one-for-one basis or (ii) cash (based on the market price of our Class A common stock). Shares of our Class A common stock issuable to RHI and Dan Gilbert upon conversion of shares of Class B common stock would be considered "restricted securities," as that term is defined under Rule 144 and would also be subject to the "lock-up" period noted below.

        Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 under the Securities Act, which is summarized below, or any other applicable exemption under the Securities Act, or pursuant to a registration statement that is effective under the Securities Act. Immediately following the consummation of this offering, the holders of approximately             shares of our Class A common stock (or             shares if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom) (on an assumed as-exchanged basis) will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter "lock-up" period pursuant to the holding period, volume and other restrictions of Rule 144. The representatives of the underwriters are entitled to waive these lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Lock-up Agreements

        We, RHI and all of our directors and executive officers have agreed not to sell any Class A common stock or securities convertible into or exercisable or exchangeable for shares of Class A common stock (including Holdings Units) for a period of 180 days from the date of this prospectus, subject to certain exceptions. Please see "Underwriting" for a description of these lock-up provisions. During the lock-up period, we may grant options to purchase shares of Class A common stock and issue shares of Class A common stock upon the exercise of outstanding options under our 2020 Management Incentive Plan, and we may issue or sell Class A common stock in connection with an acquisition or business combination (subject to a specified maximum amount) as long as the acquirer of such Class A common stock agrees in writing to be bound by the obligations and restrictions of our lock-up agreement. The representatives of the underwriters, in their sole discretion, may at any time release all or any portion of the shares from the restrictions in such agreements.

        Immediately following the consummation of this offering, stockholders subject to lock-up agreements will hold             shares of our Class A common stock (assuming all Holdings Units and corresponding shares of our Class C common stock or Class D common stock are exchanged for shares of our Class A common stock or Class B common stock, as applicable, and the conversion of all Class B common stock into Class A common stock), representing approximately         % of our then-outstanding shares of Class A common stock (or             shares of Class A common stock, representing approximately         % of our then-outstanding shares of Class A common stock, if the underwriters exercise their option to purchase additional shares in full and giving effect to the use of the net proceeds therefrom).

Rule 144

        In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the six months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

        A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported by the Exchange during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us (which requires that we are current in our periodic reports under the Exchange Act).

Rule 701

        In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

        We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under the 2020 Management Incentive Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.
Registration Rights

        After this offering, and subject to the lock-up agreements, each of RHI and Dan Gilbert will be entitled to certain rights with respect to the registration of its shares of our Class A common stock under the Securities Act. For more information, see "Certain Relationships and Related Party Transactions—Registration Rights Agreement." After such registration, these shares of our Class A common stock will become freely tradable without restriction under the Securities Act.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a discussion of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our common stock by Non-U.S. Holders (as defined below) that purchase our common stock pursuant to this offering and hold such common stock as a capital asset (generally, for investment). For purposes of this discussion, a Non-U.S. Holder is a beneficial owner of our common stock that is treated as:

  •
  a non-resident individual, as determined for U.S. federal income tax purposes;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of a jurisdiction other than the United States or any state or political subdivision thereof;

  •
  an estate, other than an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, other than a trust that (i) is subject to the primary supervision of a court within the United States and that has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        For purposes of this discussion, a Non-U.S. Holder does not include a partnership or other pass-through entity (including for this purpose any entity that is treated as a partnership or other pass-through entity for U.S. federal income tax purposes). If a partnership or other pass-through entity is a beneficial owner of our common stock, the tax treatment of a partner (or other owner) will generally depend upon the status of the partner (or other owner) and the activities of the entity. If you are a partner (or other owner) of a partnership or other pass-through entity that acquires our common stock, you are urged to consult your tax advisor regarding the tax consequences of acquiring, owning and disposing of our common stock.

        This discussion is not a complete analysis or listing of all of the possible tax consequences of acquiring, owning and disposing of our common stock and does not address all tax considerations that might be relevant to a Non-U.S. Holder in light of its particular circumstances or to Non-U.S. Holders that may be subject to special treatment under U.S. federal tax laws (including, without limitation, banks, insurance companies, dealers in securities, foreign governments, certain former citizens or residents of the United States, passive foreign investment companies, controlled foreign companies, tax-exempt organizations, holders required to conform the timing of income accruals to financial statements pursuant to section 451 of the Code, holders that elect to mark their securities to market or holders who hold our common stock as part of a straddle, hedge or other integrated transaction). Furthermore, this summary does not address gift or estate tax consequences, the net investment income tax, the alternative minimum tax, any other U.S. federal tax laws other than U.S. federal income tax laws, or tax consequences under any state, local or foreign laws.

        The following discussion is based upon the Code, existing and proposed U.S. Treasury regulations promulgated thereunder, U.S. judicial decisions and administrative pronouncements, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below.

        Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local and applicable non-U.S. tax laws of the acquisition, ownership and disposition of our common stock.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Distributions

        As discussed above under "Dividend Policy," we do not currently anticipate paying any dividends or other distributions on our common stock in the foreseeable future. If we make distributions of cash or property in respect of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Except as described below under "—U.S. Trade or Business Income," a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of the Non-U.S. Holder's tax basis in shares of our common stock, and thereafter will be treated as capital gain (which will be treated in the manner described below under "—Sale, Exchange or Other Taxable Disposition of our Common Stock"). However, except to the extent that we elect (or the paying agent or other intermediary through which a Non-U.S. Holder holds our common stock elects) otherwise, we (or the intermediary) must generally withhold on the entire distribution, in which case the Non-U.S. Holder would be entitled to a refund from the IRS for the withholding tax on the portion of the distribution that exceeded our current and accumulated earnings and profits.

        In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable form (or, in each case, an appropriate successor form) certifying such Non-U.S. Holder's entitlement to benefits under the treaty. If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, the Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisors regarding possible entitlement to benefits under an income tax treaty.

        Dividend income that is effectively connected with the conduct of a trade or business within the United States by a Non-U.S. Holder will be taxed in the manner described in "—U.S. Trade or Business Income" below.

Sale, Exchange or Other Taxable Disposition of Our Common Stock

        Except as described below under "—Information Reporting and Backup Withholding Tax," a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other disposition of our common stock unless:

  •
  the gain is effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Holder, in which case, such gain will be taxed as described in "—U.S. Trade or Business Income," below;

  •
  the Non-U.S. Holder is an individual who is present in the U.S. for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case the Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources (provided that such Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses); or

  •
  we are or have been a "U.S. real property holding corporation" (a "USRPHC") as defined under section 897 of the Code at any time during the period (the "applicable period") that is the shorter of the five-year period ending on the date of the disposition of our common stock and the Non-U.S. Holder's holding period for our common stock, in which case, subject to the

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

    Publicly Traded Exception (discussed below), such gain will be subject to U.S. federal income tax in the same manner as U.S. trade or business income.

        In general, a corporation is a USRPHC if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If it is determined that we are a USRPHC, gain realized by a Non-U.S. Holder on a sale, exchange or other disposition of our common stock will not be subject to tax as U.S. trade or business income under section 897 of the Code if such Non-U.S. Holder's holdings (direct and indirect) at all times during the applicable period constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market during such period (the "Publicly Traded Exception"). Although there can be no assurances in this regard, we believe we have not been and are not currently a USRPHC, and do not anticipate being a USRPHC in the future.

U.S. Trade or Business Income

        For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our common stock will be considered to be "U.S. trade or business income" if (A) (i) such income or gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder and (ii) if the Non-U.S. Holder is eligible for the benefits of an income tax treaty with the United States, such income or gain is attributable to a permanent establishment (or, in the case of an individual, a fixed base) that the Non-U.S. Holder maintains in the United States or (B) other than with respect to dividend income, we are or have been a USRPHC at any time during the applicable period (subject to the Publicly Traded Exception discussed under "—Sale, Exchange or Other Taxable Disposition of our Common Stock"). Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided certain certification and disclosure requirements are satisfied, including providing a properly executed IRS Form W-8ECI or other applicable form (or, in each case, an appropriate successor form)); instead, such income is subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (in the same manner as a U.S. person). Any U.S. trade or business income received by a non-U.S. corporation pursuant to (A) above may also be subject to a "branch profits tax" at a 30% rate or at a lower rate prescribed by an applicable income tax treaty.

Information Reporting and Backup Withholding Tax

        We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax or that is exempt from such withholding pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to a Non-U.S. Holder of our common stock will generally be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or, in each case, an appropriate successor form) or otherwise establishes an exemption and the applicable withholding agent does not have actual knowledge or reason to know that the shareholder is a U.S. person or that the conditions of such other exemption are not, in fact, satisfied.

        The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and possible backup withholding unless the shareholder certifies as to such shareholder's non-U.S. status under penalties of perjury or otherwise establishes an exemption and the broker does not have actual knowledge or reason to know that the shareholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of our common stock to or

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the U.S. (a "U.S. related financial intermediary"). In the case of the payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related financial intermediary, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the beneficial owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Holders of our common stock are urged to consult their tax advisor on the application of information reporting and backup withholding in light of their particular circumstances.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a shareholder will be refunded by the IRS or credited against such shareholder's U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

FATCA

        Provisions of the Code commonly known as the Foreign Account Tax Compliance Act, or FATCA, generally impose a U.S. federal withholding tax at a rate of 30% on payments of dividends on our common stock paid to a non-U.S. entity unless: (i) if the non-U.S. entity is a "foreign financial institution," such non-U.S. entity undertakes certain due diligence, reporting, withholding and certification obligations; (ii) if the non-U.S. entity is not a "foreign financial institution," such non-U.S. entity identifies any "substantial" owner (generally, any specified U.S. person who owns, directly or indirectly, more than a specified percentage of such entity); or (iii) the non-U.S. entity is otherwise exempt under FATCA.

        Withholding under FATCA generally applies to payments of dividends on our common stock. Proposed Treasury regulations, which taxpayers may rely upon until final regulations are issued, eliminate withholding on payments of gross proceeds. Under certain circumstances, a non-U.S. Holder may be eligible for refunds or credits of the tax, and a Non-U.S. Holder might be required to file a U.S. federal income tax return to claim such refunds or credits. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. Holders are urged to consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

UNDERWRITING

        The Company and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.                  ,                  and                   are the representatives of the underwriters.

Underwriters	Number of Shares

Total

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        The underwriters have an option to buy up to an additional                  shares of Class A common stock from the Company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase                  additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        The Company and its officers, directors, and holders of substantially all of the Company's common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock (including Holdings Units) during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. The lock-up agreements are subject to specified exceptions.

        The restrictions described in the paragraph above relating to the officers, directors, and our stockholders do not apply, subject in certain cases to various conditions (including no filing requirements (other than certain filings on Form 5) and the transfer of the lock-up restrictions), to:

  •
  transfers as a bona fide gift or gifts, or charitable contributions;

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

  •
  transfers to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party;

  •
  transfers to any beneficiary of or estate of a beneficiary of the lock-up party pursuant to a trust, will or other testamentary document or applicable laws of descent;

  •
  transfers by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement;

  •
  transfers in transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the public offering;

  •
  transfers by (A) the exercise of stock options solely with cash granted pursuant to equity incentive plans described herein, and the receipt by the lock-up party from us of shares of common stock upon such exercise; (B) transfers of shares of common stock to us upon the "net" or "cashless" exercise of stock options or other equity awards granted pursuant to equity incentive plans described in this prospectus; (C) forfeitures of shares of common stock to us to satisfy tax withholding requirements of the lock-up party or us upon the vesting, during the lock-up period, of equity based awards granted under equity incentive plans or pursuant to other stock purchase arrangements, in each case described in this prospectus;

  •
  transfers of shares of common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all of our stockholders' capital stock after the consummation of this offering, involving a change of control of us, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the lock-up party's shares of common stock shall remain subject to the provisions of the lock-up agreement; or

  •
  the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock; provided that such plan does not provide for the transfer of common stock during the lock-up period.

        See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

        Prior to the offering, there has been no public market for the shares of Class A common stock. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        We intend to apply to list our Class A common stock on                  the Exchange under the symbol "RKT."

        In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional shares for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

purchase additional shares pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of the Company's Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of the Company's Class A common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company's Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Exchange, in the over-the-counter market or otherwise.

        We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $              million. We have also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the offering in an amount up to $             .

        We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments. Certain affiliates of the underwriters provide several funding facilities to our subsidiaries and purchase personal loans originated on the Rocket Loans platform.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Directed Share Program

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to         % of the Class A common stock to certain persons associated with us. The sales will be made at our direction by         through a directed share program. Each person buying shares of our Class A common stock through the directed share program will be subject to a 180-day lock-up period with respect to such shares. If these persons purchase reserved common stock, it will reduce the number of shares of Class A common stock available for sale to the general public. Any reserved shares of Class A common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the shares reserved for the directed share program.

European Economic Area and United Kingdom

        In relation to each Member State of the European Economic Area and the United Kingdom (each a "Relevant State"), no shares of common stock (the "Shares") have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that it may make an offer to the public in that Relevant State of any Shares at any time under the following exemptions under the Prospectus Regulation:

  (a)
  to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

  (b)
  to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the Shares shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

        For the purposes of this provision, the expression an "offer to the public" in relation to the Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression "Prospectus Regulation" means Regulation (EU) 2017/1129.

United Kingdom

        Each underwriter severally represents, warrants and agrees that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA)) in connection with the issue or sale of the Shares in circumstances in which Section 21(1) of FSMA does not apply to the Issuer; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Canada

        The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

        The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) ("Companies (Winding Up and Miscellaneous Provisions) Ordinance") or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) ("Securities and Futures Ordinance"), or (ii) to "professional investors" as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA")) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person that is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation's securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore ("Regulation 32").

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

        The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

        Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass on the validity of the Class A common stock offered by this prospectus for us. Davis Polk & Wardwell LLP, New York, New York will pass upon certain legal matters in connection with the offering for the underwriters.

EXPERTS

        The combined financial statements of the Combined Businesses at December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 with respect to the Class A common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our Class A common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to herein are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit. You can read the registration statement at the SEC's website at www.sec.gov.

        After we have completed this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our website once this offering is completed. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC's website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Condensed Combined Financial Statements

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Condensed Combined Balance Sheets

(Dollars in Thousands)

	March 31, 2020	December 31, 2019
	(unaudited)
Assets
Cash and cash equivalents	$2,250,627	$1,350,972
Restricted cash	64,976	61,154
Mortgage loans held for sale, at fair value	12,843,384	13,275,735
Interest rate lock commitments ("IRLCs"), at fair value	1,214,865	508,135
Mortgage servicing rights ("MSRs"), at fair value	2,170,638	2,874,972
MSRs collateral for financing liability, at fair value	79,446	205,108
Notes receivable and due from affiliates	23,288	89,946
Property and equipment, net of accumulated depreciation and amortization of $443,947 and $428,540, respectively	179,111	176,446
Lease right-of-use assets	269,543	278,921
Forward commitments, at fair value	217,210	3,838
Loans subject to repurchase right from Ginnie Mae	671,916	752,442
Other assets	1,333,915	499,658

Total assets	$21,318,919	$20,077,327

Liabilities and equity
Liabilities:
Funding facilities	$11,423,124	$12,041,878
Other financing facilities and debt:
Lines of credit	975,000	165,000
Senior Notes, net	2,234,756	2,233,791
Early buy out facility	287,122	196,247
MSRs financing liability, at fair value	73,837	189,987
Accounts payable	234,608	157,295
Lease liabilities	302,271	314,353
Forward commitments, at fair value	1,023,938	43,794
Investor reserves	55,667	54,387
Notes payable and due to affiliates	51,727	35,082
Loans subject to repurchase right from Ginnie Mae	671,916	752,442
Other liabilities	335,534	390,149

Total liabilities	17,669,500	16,574,405
Equity:
Net parent investment	3,646,753	3,498,065
Accumulated other comprehensive loss	(1,590)	(151)
Noncontrolling interest	4,256	5,008

Total equity	3,649,419	3,502,922

Total liabilities and equity	$21,318,919	$20,077,327

See accompanying notes to the condensed combined financial statements.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Condensed Combined Statements of Income and Comprehensive Income

(Dollars in Thousands)
(Unaudited)

	Three Months Ended March 31,
	2020	2019
Income:
Revenue
Gain on sale of loans:
Gain on sale of loans excluding fair value of MSRs, net	$1,286,690	$430,574
Fair value of originated MSRs	535,419	296,672

Gain on sale of loans, net	1,822,109	727,246
Loan servicing loss:
Servicing fee income	257,093	224,606
Change in fair value of MSRs	(991,252)	(475,701)

Loan servicing loss, net	(734,159)	(251,095)
Interest income (expense):
Interest income	74,042	47,052
Interest expense on funding facilities	(39,459)	(23,613)

Interest income, net	34,583	23,439
Other income	244,302	132,182

Total revenue, net	1,366,835	631,772
Expenses
Salaries, commissions and team member benefits	683,450	457,778
General and administrative expenses	193,566	165,839
Marketing and advertising expenses	217,992	208,897
Depreciation and amortization	16,115	18,105
Interest and amortization expense on non-funding debt	33,107	33,082
Other expenses	124,589	48,420

Total expenses	1,268,819	932,121

Income (loss) before income taxes	98,016	(300,349)
(Provision for) benefit from income taxes	(736)	1,004

Net income (loss)	97,280	(299,345)
Net loss attributable to noncontrolling interest	441	327

Net income (loss) attributable to Rocket Companies	$97,721	$(299,018)

Comprehensive income:
Net income (loss) attributable to Rocket Companies	$97,721	$(299,018)
Other comprehensive (loss) income	$(1,439)	154

Comprehensive income (loss) attributable to Rocket Companies	$96,282	$(298,864)

See accompanying notes to the condensed combined financial statements.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Condensed Combined Statements of Changes in Equity

(Dollars in Thousands)
(Unaudited)

	Net Parent Investment	Accumulated Other Comprehensive (Loss) Income	Total Noncontrolling Interest	Total Equity
Balance, December 31, 2018	$2,775,594	$(868)	$6,170	$2,780,896
Net loss	(299,018)	—	(327)	(299,345)
Other comprehensive income	—	154	35	189
Net transfers to Parent	(212,777)	—	—	(212,777)
Stock-based compensation, net	8,488	—	18	8,506

Balance, March 31, 2019	$2,272,287	$(714)	$5,896	$2,277,469
Balance, December 31, 2019	$3,498,065	$(151)	$5,008	$3,502,922
Net income (loss)	97,721	—	(441)	97,280
Other comprehensive loss	—	(1,439)	(320)	(1,759)
Net transfers from Parent	21,918	—	—	21,918
Stock-based compensation, net	29,049	—	9	29,058

Balance, March 31, 2020	$3,646,753	$(1,590)	$4,256	$3,649,419

See accompanying notes to the condensed combined financial statements.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Condensed Combined Statements of Cash Flows

(Dollars in Thousands)
(Unaudited)

	Three Months Ended March 31,
	2020	2019
Operating activities
Net income (loss)	$97,280	($299,345)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	16,115	18,105
Provision for investor reserves	1,577	493
Increase in fair value of mortgage loans held for sale	(221,725)	(28,469)
Origination of mortgage servicing rights	(535,419)	(296,672)
Change in fair value of MSRs	1,053,461	475,701
Gain on sale of loans excluding fair value of other financials instruments, net	(1,188,793)	(310,011)
Disbursements of mortgage loans held for sale	(50,418,371)	(21,617,466)
Proceeds from sale of loans held for sale	52,261,240	20,412,291
Stock-based compensation expense	29,058	8,506
Change in assets and liabilities:
Interest rate lock commitments	(706,730)	(126,442)
Forward commitments assets	(213,372)	522
Due from affiliates	7,027	(5,283)
Other assets	(820,461)	(119,788)
Accounts payable	77,313	50,970
Due to affiliates	15,612	10,746
Forward commitments liabilities	980,144	33,332
Premium recapture and indemnification losses paid	(297)	(791)
Other liabilities	(53,649)	(49,039)

Total adjustments	282,730	(1,543,295)

Net cash provided by (used in) operating activities	380,010	(1,842,640)
Investing activities
Proceeds from sale of MSRs	167,662	—
Net decrease (increase) in notes receivable from affiliates	59,632	(278)
Decrease (increase) in mortgage loans held for investment	2,130	(3,065)
Purchase and other additions of property and equipment, net of disposals	(18,782)	(8,816)

Net cash provided by (used in) investing activities	210,642	(12,159)

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Condensed Combined Statements of Cash Flows (Continued)

(Dollars in Thousands)
(Unaudited)

	Three Months Ended March 31,
	2020	2019
Financing activities
Net (payments) borrowings on funding facilities	(618,754)	1,172,528
Net borrowings on lines of credit	810,000	—
Net borrowings (payments) on early buy out facility	90,875	(11,340)
Net borrowings notes payable from unconsolidated affiliates	1,033	2,000
Proceeds from MSRs financing liability	9,513	—
Net transfers to (from) Parent	21,918	(212,777)

Net cash provided by financing activities	314,585	950,411
Effects of exchange rate changes on cash and cash equivalents	(1,760)	189

Net increase (decrease) in cash and cash equivalents and restricted cash	903,477	(904,199)
Cash and cash equivalents and restricted cash, beginning of year	1,412,126	1,101,167

Cash and cash equivalents and restricted cash, end of period	$2,315,603	$196,968

Non-cash activities
Loans transferred to other real estate owned	$383	$1,299
Supplemental disclosures
Cash paid for interest on related party borrowings	$630	$—

See accompanying notes to the condensed combined financial statements.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements

(Dollars in Thousands)
(Unaudited)

1. Business, Basis of Presentation, and Accounting Policies

        The accompanying condensed combined financial statements include all of the assets, liabilities and results of operations of twelve subsidiaries of Rock Holdings Inc. ("Rock Holdings", "RHI"), which are Quicken Loans Inc., EFB Holdings Inc. ("Edison Financial"), Lendesk Canada Holdings Inc., LMB HoldCo LLC ("Core Digital Media"), RCRA Holdings LLC ("Rock Connections" and "Rocket Auto"), RockTech Canada Inc., Rock Central LLC, Rocket Homes Real Estate LLC ("Rocket Homes"), RockLoans Holdings LLC ("Rocket Loans"), Amrock Inc. ("Amrock"), Nexsys Technologies LLC ("Nexsys"), and Woodward Capital Management LLC, (collectively, the "Combined Businesses", "Rocket Companies", "we", "us", "our", the "Company").

Basis of Presentation

        The Combined Businesses have historically operated as part of RHI and not as a stand-alone entity. The condensed combined financial statements represent the results of operations, financial position, cash flows and changes in equity of the combined subsidiaries of RHI mentioned above, prepared on a stand-alone basis and have been derived from the consolidated financial statements and accounting records of RHI. All revenues and expenses as well as assets and liabilities that are either legally attributable to us or directly associated with our business activities are included in the condensed combined financial statements. Net parent investment represents RHI's interest in the recorded net assets of the Company. All significant transactions between the Company and RHI have been included in the accompanying condensed combined financial statements and are reflected in the accompanying Condensed Combined Statements of Changes in Equity as "Net transfers to/from parent" and in the accompanying Condensed Combined Balance Sheets within "Net parent investment."

        All significant intercompany transactions and accounts between the businesses comprising the Company have been eliminated in the accompanying condensed combined financial statements. Our condensed combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Our Condensed Combined Statements of Income and Comprehensive Income include an allocation of executive management compensation for services provided to RHI and its subsidiaries. We believe the assumptions underlying the condensed combined financial statements, including the assumptions regarding allocation of expenses from RHI are reasonable. The executive management compensation expense has been allocated based on time incurred for services provided to the Combined Businesses. Total costs allocated to us for these services were $41,737 and $10,699 for the three months ended March 31, 2020 and 2019, respectively, and were included in salaries, commissions and team member benefits in our Condensed Combined Statements of Income and Comprehensive Income.

        All transactions and accounts between RHI and the Company have a history of settlement or are expected to be settled for cash, and are reflected as related party transactions. For further details of the Company's related party transactions refer to Note 6, Transactions with Related Parties.

        The condensed combined financial statements may not include all of the expenses that would have been incurred had we been a stand-alone company during the periods presented and may not

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements (Continued)

(Dollars in Thousands)
(Unaudited)

1. Business, Basis of Presentation, and Accounting Policies (Continued)

reflect our condensed combined results of operations, financial position and cash flows had we been a stand-alone company during the periods presented. The amount of actual expenses that would have been incurred if we had operated as a stand-alone company would depend on a number of factors, including our chosen organizational structure, strategic decisions made in various areas, including information technology and infrastructure. We also may incur additional costs associated with being a stand-alone, publicly listed company that were not included in the expense allocations and, therefore, would result in additional costs that are not reflected in our historical statements of income and comprehensive income, balance sheets and cash flows.

        Our condensed combined financial statements are unaudited and presented in U.S. dollars. They have been prepared in accordance with U.S. GAAP pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Our Condensed Combined Balance Sheet as of December 31, 2019 has been derived from our audited combined financial statements at that date. Our condensed combined financial statements should be read in conjunction with our combined financial statements and notes thereto for the year ended December 31, 2019, which include a complete set of footnote disclosures, including our significant accounting policies. In our opinion, these condensed combined financial statements include all normal and recurring adjustments considered necessary for a fair statement of our results of operations, financial position and cash flows for the periods presented. However, our results of operations for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year or for any other future period.

Management Estimates

        The preparation of condensed combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the condensed combined financial statements and the reported amounts of revenues and expenses during the reporting period. Although management is not currently aware of any factors that would significantly change its estimates and assumptions, actual results may differ from these estimates.

Subsequent Events

        In preparing these condensed combined financial statements, the Company evaluated events and transactions for potential recognition or disclosure through June 22, 2020, the date these condensed combined financial statements were available to be issued. Refer to Note 5, Borrowings for disclosures on changes to the Company's debt agreements and to Note 10, Commitments, Contingencies, and Guarantees regarding litigation matters pertaining to the HouseCanary suit that occurred subsequent to March 31, 2020.

        In April 2020, Quicken Loans LLC converted its corporate structure to an LLC and changed its name from Quicken Loans Inc. to Quicken Loans, LLC.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements (Continued)

(Dollars in Thousands)
(Unaudited)

1. Business, Basis of Presentation, and Accounting Policies (Continued)

        On May 15, 2020, RHI modified the vesting condition for RSUs granted in 2017 and 2019. For the 2017 grants it accelerated the tranche previously due to vest on October 31, 2021 and for the 2019 grants it accelerated the tranche previously due to vest on October 31, 2020. This modification will result in accelerated expense of $38,371 for 198,020 RSUs in the second quarter of 2020.

        Subsequent to March 31, 2020, cash distributions were made in the total amount of $318,390.

        At the time of issuance of this report, the direct and indirect impacts that the COVID-19 pandemic and recent market volatility may have on the Company's financial statements are uncertain. The Company cannot reasonably estimate the magnitude of the impact these events may ultimately have on its results of operations, liquidity or financial position. However, management of the Company is unaware of any known adverse material risk or event that should be recognized in the financial statements at this time.

Revenue Recognition

        The following revenue streams fall within the scope of ASC Topic 606—Revenue from Contracts with Customers and are disaggregated hereunder:

          Core Digital Media lead generation revenue—Online consumer acquisition revenue, net of intercompany eliminations, was $7,560 and $9,497 for the three months ended March 31, 2020 and 2019, respectively.

          Professional service fees—Professional service fee revenues were $1,835 and $1,604 for the three months ended March 31, 2020 and 2019, respectively, and were rendered entirely to related parties.

          Rocket Homes real estate network referral fees—Real estate network referral fees were $7,988 and $6,783 for the three months ended March 31, 2020 and 2019, respectively.

          Rock Connections contact center revenue—The Company recognizes contact center revenue for communication services including client support and sales. Consideration received includes a fixed base fee and/or a variable contingent fee. The fixed base fee is recognized ratably over the period of performance, as the performance obligation is considered to be satisfied equally throughout the service period. The variable contingent fee related to car sales is constrained until the sale of the car is completed. Contact center revenue was $7,341 and $4,489 for the three months ended March 31, 2020 and 2019, respectively.

          Amrock closing fees—Closing fees were $73,486 and $33,264 for the three months ended March 31, 2020 and 2019, respectively.

          Amrock appraisal revenue, net—Appraisal revenue, net was $17,619 and $18,052 for the three months ended March 31, 2020 and 2019, respectively.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements (Continued)

(Dollars in Thousands)
(Unaudited)

1. Business, Basis of Presentation, and Accounting Policies (Continued)

Cash, Cash Equivalents and Restricted Cash

        Restricted cash as of March 31, 2020 and 2019 consisted of cash on deposit for a repurchase facility and client application deposits, title premiums collected from insureds that are due to the underwritten insurance company and a $25,000 bond.

	Three Months Ended March 31,
	2020	2019
Cash and cash equivalents	$2,250,627	$149,073
Restricted cash	64,976	47,895

Total cash, cash equivalents, and restricted cash in the statement of cash flows	$2,315,603	$196,968

Derivative Financial Instruments

        The Company enters into interest rate lock commitments ("IRLCs"), forward commitments to sell mortgage loans and forward commitments to purchase loans, which are considered derivative financial instruments. These items are accounted for as free-standing derivatives and are included in the condensed combined balance sheets at fair value. The Company treats all of its derivative instruments as economic hedges; therefore, none of its derivative instruments qualify for designation as accounting hedges. Changes in the fair value of the IRLCs and forward commitments to sell mortgage loans are recorded in current period earnings and are included in gain on sale of loans, net in the Condensed Combined Statements of Income and Comprehensive Income. Forward commitments to purchase mortgage loans are recognized in current period earnings and are included in gain on sale of loans in the Condensed Combined Statements of Income and Comprehensive Income.

        The Company enters into IRLCs to fund residential mortgage loans with its potential borrowers. These commitments are binding agreements to lend funds to these potential borrowers at specified interest rates within specified periods of time.

        The fair value of IRLCs is derived from the fair value of similar mortgage loans or bonds, which is based on observable market data. Changes to the fair value of IRLCs are recognized based on changes in interest rates, changes in the probability that the commitment will be exercised, and the passage of time. The expected net future cash flows related to the associated servicing of the loan are included in the fair value measurement of rate locks.

        IRLCs and uncommitted mortgage loans held for sale expose the Company to the risk that the value of the mortgage loans held and mortgage loans underlying the commitments may decline due to increases in mortgage interest rates during the life of the commitments. To protect against this risk, the Company uses forward loan sale commitments to economically hedge the risk of potential changes in the value of the loans. These derivative instruments are recorded at fair value. The Company expects that the changes in fair value of these derivative financial instruments will either fully or partially offset the changes in fair value of the IRLCs and uncommitted mortgage loans held

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements (Continued)

(Dollars in Thousands)
(Unaudited)

1. Business, Basis of Presentation, and Accounting Policies (Continued)

for sale. The changes in the fair value of these derivatives are recorded in gain on sale of loans, net.

        MSR assets (including the MSR value associated with outstanding IRLCs) that the Company plans to sell expose the Company to the risk that the value of the MSR asset may decline due to decreases in mortgage interest rates prior to the sale of these assets. To protect against this risk, the Company uses forward loan purchase commitments to economically hedge the risk of potential changes in the value of MSR assets that have been identified for sale. These derivative instruments are recorded at fair value. The Company expects that the changes in fair value of these derivative financial instruments will either fully or partially offset the changes in fair value of the MSR assets the Company intends to sell. The changes in fair value of these derivatives are recorded in the change in fair value of MSRs, net.

        Forward commitments include to be announced ("TBA") mortgage backed securities that have been aggregated at the counterparty level for presentation and disclosure purposes. Counterparty agreements contain a legal right to offset amounts due to and from the same counterparty under legally enforceable master netting agreements to settle with the same counterparty, on a net basis, as well as the right to obtain cash collateral. Forward commitments also include commitments to sell loans to counterparties and to purchase loans from counterparties at determined prices. Refer to Note 9, Derivative Financial Instruments for further information.

Recently Adopted Accounting Pronouncements

        In June 2016, the FASB issued Accounting Standard Update ("ASU") No. 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which introduced an expected credit loss model for the impairment of financial assets, measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information an entity must consider in developing its expected credit loss estimate for assets measures at amortized cost. On January 1, 2020, the Company adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendments to the initial guidance under ASU 2018-19, ASU 2019-04 and ASU 2019-05 (collectively, "Topic 326") with no material impact to our combined financial position, results of operations or cash flows.

        Based upon management's scoping analysis, the Company determined that money market funds, notes and other receivables, and Ginnie Mae early buyout loans are within the scope of ASU 2016-13. For the Ginnie Mae early buyout loans, the Company determined that the guarantee from the Federal Housing Administration ("FHA") or Veterans Affairs ("VA") limits the Company's exposure to potential credit-related losses to an immaterial amount. For other assets, primarily money market funds, the Company determined that these are short-term in nature (less than one year) and of high credit quality, and the estimated credit-related losses over the life of these receivables are also immaterial. For each of the aforementioned financial instruments carried at amortized cost, the Company enhanced its processes to consider and include the requirements of ASU 2016-13, as applicable, into the determination of credit-related losses.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements (Continued)

(Dollars in Thousands)
(Unaudited)

1. Business, Basis of Presentation, and Accounting Policies (Continued)

        In March 2020, the FASB issued ASU No. 2020-03, Codification Improvements to Financial Instruments ("ASU 2020-03"). ASU 2020-03 improves and clarifies various financial instruments topics to increase shareholder awareness and make the standards easier to understand and apply by eliminating inconsistencies and providing clarifications. The Company adopted ASU 2020-03 upon issuance, with no material effect on our combined financial position, results of operations or cash flows.

Accounting Standards Issued but Not Yet Adopted

        In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments to Topic 740 include the removal of certain exceptions to the general principles of ASC 740 in such areas as intraperiod tax allocation, year to date losses in interim periods and deferred tax liabilities related to outside basis differences. Amendments also include simplification in other areas such as interim recognition of enactment of tax laws or rate changes and accounting for a franchise tax (or similar tax) that is partially based on income. This standard will be effective for the Company on January 1, 2021. Early adoption is permitted in any interim or annual period, with any adjustments reflected as of the beginning of the fiscal year of adoption. If an entity chooses to early adopt, it must adopt all changes as a result of the ASU. The Company is currently evaluating the potential impact that the adoption of this ASU will have on the combined financial statements and related disclosures.

        In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. Subject to meeting certain criteria, the new guidance provides optional expedients and exceptions to applying contract modification accounting under existing U.S. GAAP, to address the expected phase out of the London Inter-bank Offered Rate ("LIBOR") by the end of 2021. This guidance is effective upon issuance and allows application to contract changes as early as January 1, 2020. The Company is in the process of reviewing its funding facilities and financing facilities that utilize LIBOR as the reference rate and is currently evaluating the potential impact that the adoption of this ASU will have on the combined financial statements and related disclosures.

2. Fair Value Measurements

        Fair value is the price that would be received if an asset were sold or the price that would be paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. Required disclosures include classification of fair value measurements within a three-level hierarchy (Level 1, Level 2, and Level 3). Classification of a fair value measurement within the hierarchy is dependent on the classification and significance of the inputs used to determine the fair value measurement. Observable inputs are those that are observed, implied from, or corroborated with externally available market information. Unobservable inputs represent the Company's estimates of market participants' assumptions.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements (Continued)

(Dollars in Thousands)
(Unaudited)

2. Fair Value Measurements (Continued)

        Fair value measurements are classified in the following manner:

        Level 1—Valuation is based on quoted prices in active markets for identical assets or liabilities at the measurement date.

        Level 2—Valuation is based on either observable prices for identical assets or liabilities in inactive markets, observable prices for similar assets or liabilities, or other inputs that are derived directly from, or through correlation to, observable market data at the measurement date.

        Level 3—Valuation is based on the Company's internal models using assumptions at the measurement date that a market participant would use.

        In determining fair value measurement, the Company uses observable inputs whenever possible. The level of a fair value measurement within the hierarchy is dependent on the lowest level of input that has a significant impact on the measurement as a whole. If quoted market prices are available at the measurement date or are available for similar instruments, such prices are used in the measurements. If observable market data is not available at the measurement date, judgment is required to measure fair value.

        The following is a description of measurement techniques for items recorded at fair value on a recurring basis. There were no material items recorded at fair value on a nonrecurring basis as of March 31, 2020 or December 31, 2019.

        Mortgage loans held for sale:    Loans held for sale that trade in active secondary markets are valued using Level 2 measurements derived from observable market data, including market prices of securities backed by similar mortgage loans adjusted for certain factors to approximate the fair value of a whole mortgage loan, including the value attributable to mortgage servicing and credit risk. Loans held for sale for which there is little to no observable trading activity of similar instruments are valued using Level 3 measurements based upon dealer price quotes.

        IRLCs:    The fair value of IRLCs is based on current market prices of securities backed by similar mortgage loans (as determined above under mortgage loans held for sale), net of costs to close the loans, subject to the estimated loan funding probability, or "pull-through factor". Given the significant and unobservable nature of the pull-through factor, IRLCs are classified as Level 3.

        MSRs:    The fair value of MSRs (including MSRs collateral for financing liability and MSRs financing liability) is determined using a valuation model that calculates the present value of estimated net future cash flows. The model includes estimates of prepayment speeds, discount rate, cost to service, float earnings, contractual servicing fee income, and ancillary income among others. These fair value measurements are classified as Level 3.

        Forward commitments:    The Company's forward commitments are valued based on quoted prices for similar assets in an active market with inputs that are observable and are classified within Level 2 of the valuation hierarchy.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements (Continued)

(Dollars in Thousands)
(Unaudited)

2. Fair Value Measurements (Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

        The table below shows a summary of financial statement items that are measured at estimated fair value on a recurring basis, including assets measured under the fair value option. There were no material transfers of assets or liabilities recorded at fair value on a recurring basis between Levels 1, 2 or 3 during the three months ended March 31, 2020 or the year ended December 31, 2019.

	Level 1	Level 2	Level 3	Total
Balance at March 31, 2020
Assets:
Mortgage loans held for sale	$—	$12,425,294	$418,090	$12,843,384
IRLCs	—	—	1,214,865	1,214,865
MSRs	—	—	2,170,638	2,170,638
MSRs collateral for financing liability(1)	—	—	79,446	79,446
Forward commitments	—	217,210	—	217,210

Total assets	$—	$12,642,504	$3,883,039	$16,525,543
Liabilities:
Forward commitments	$—	$1,023,938	$—	$1,023,938
MSRs financing liability(1)	—	—	73,837	73,837

Total liabilities	$—	$1,023,938	$73,837	$1,097,775
Balance at December 31, 2019
Assets:
Mortgage loans held for sale	$—	$12,966,942	$308,793	$13,275,735
IRLCs	—	—	508,135	508,135
MSRs	—	—	2,874,972	2,874,972
MSRs collateral for financing liability(1)			205,108	205,108
Forward commitments	—	3,838	—	3,838

Total assets	$—	$12,970,780	$3,897,008	$16,867,788
Liabilities:
Forward commitments	$—	$43,794	$—	$43,794
MSRs financing liability(1)	—	—	189,987	189,987

Total liabilities	$—	$43,794	$189,987	$233,781

(1)
Refer to Note 3, Mortgage Servicing Rights for further information regarding both the MSRs collateral for financing liability and MSRs financing liability.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements (Continued)

(Dollars in Thousands)
(Unaudited)

2. Fair Value Measurements (Continued)

        The following tables present the quantitative information about recurring Level 3 fair value financial instruments and the fair value measurements as of:

	March 31, 2020	December 31, 2019
Unobservable Input	Range (Weighted Average)	Range (Weighted Average)
Mortgage loans held for sale
Dealer pricing	68% - 102% (97%)	75% - 103% (98%)
IRLCs
Loan funding probability	0% - 100% (74%)	0% - 100% (72%)
MSRs, MSRs collateral for financing liability, and MSRs financing liability
Discount rate	9.5% - 12.0% (10.0%)	9.5% - 12.0% (10.0%)
Conditional prepayment rate	9.8% - 49.9% (19.7%)	7.4% - 44.5% (14.5%)

        The table below presents a reconciliation of Level 3 assets measured at fair value on a recurring basis for the three months ended March 31, 2020 and 2019. Mortgage servicing rights (including MSRs collateral for financing liability and MSRs financing liability) are also classified as a Level 3 asset measured at fair value on a recurring basis and its reconciliation is found in Note 3, Mortgage Servicing Rights.

	Loans Held for Sale	IRLCs
Balance at December 31, 2019	$308,793	$508,135
Transfers in(1)	540,859	—
Transfers out/principal reductions(1)	(425,369)	—
Net transfers and revaluation gains	—	706,730
Total gains included in net income	(6,193)	—

Balance at March 31, 2020	$418,090	$1,214,865

Balance at December 31, 2018	$194,752	$245,663
Transfers in(1)	152,924	—
Transfers out/principal reductions(1)	(181,869)	—
Net transfers and revaluation gains	—	126,442
Total gains included in net income	1,139	—

Balance at March 31, 2019	$166,946	$372,105

(1)
Transfers in represent loans repurchased from investors or loans originated for which an active market currently does not exist. Transfers out primarily represent loans sold to third parties and loans paid in full.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements (Continued)

(Dollars in Thousands)
(Unaudited)

2. Fair Value Measurements (Continued)

Fair Value Option

        The following is the estimated fair value and unpaid principal balance ("UPB") of mortgage loans held for sale that have contractual principal amounts and for which the Company has elected the fair value option. The fair value option was elected for mortgage loans held for sale as the Company believes fair value best reflects their expected future economic performance:

	Fair Value	Principal Amount Due Upon Maturity	Difference(1)
Balance at March 31, 2020	$12,843,384	$12,275,067	$568,317
Balance at December 31, 2019	$13,275,735	$12,929,143	$346,592

(1)
Represents the amount of gains included in Gain on sale of loans, net due to changes in fair value of items accounted for using the fair value option.

        Disclosures of the fair value of certain financial instruments are required when it is practical to estimate the value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.

        The following table presents the carrying amounts and estimated fair value of financial liabilities that are not recorded at fair value on a recurring or non-recurring basis. This table excludes cash and cash equivalents, restricted cash, warehouse borrowings, and line of credit borrowing facilities as these financial instruments are highly liquid or short-term in nature and as a result, their carrying amounts approximate fair value:

	March 31, 2020		December 31, 2019
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Senior Notes, due 5/1/2025	$1,241,440	$1,105,365	$1,241,012	$1,297,250
Senior Notes, due 1/15/2028	$993,316	$983,589	$992,779	$1,046,683

        The fair value of Senior Notes, was calculated using the observable bond price at March 31, 2020 and December 31, 2019, respectively. The Senior Notes are classified as Level 2 in the fair value hierarchy.

3. Mortgage Servicing Rights

        Mortgage servicing rights are recognized as assets on the Condensed Combined Balance Sheet when loans are sold and the associated servicing rights are retained. The Company maintains one class of MSR asset and has elected the fair value option. These MSRs are recorded at fair value, which is determined using a valuation model that calculates the present value of estimated future net servicing fee income. The model includes estimates of prepayment speeds, discount rate, cost to service, float earnings, contractual servicing fee income, and ancillary income and late fees, among others. These estimates are supported by market and economic data collected from various outside sources.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements (Continued)

(Dollars in Thousands)
(Unaudited)

3. Mortgage Servicing Rights (Continued)

        During 2019, the Company began using derivatives to economically hedge the risk of changes in the fair value of certain MSRs measured at fair value. The changes in the fair value of derivatives that serve to mitigate certain risks associated with the certain MSRs are recoded in current period earnings.

        The following table summarizes changes to the MSR assets for the three months ended:

	March 31,
	2020	2019
Fair value, beginning of period	$2,874,972	$3,180,530
MSRs originated	535,419	296,672
MSRs sales	(186,292)	—
Changes in fair value:
Due to changes in valuation model inputs or assumptions(1)	(805,536)	(320,979)
Due to collection/realization of cash flows	(247,925)	(154,722)

Total changes in fair value	(1,053,461)	(475,701)

Fair value, end of period	$2,170,638	$3,001,501

(1)
Reflects changes in assumptions including discount rates and prepayment speed assumptions, mostly due to changes in market interest rates. Does not include the change in fair value of derivatives that economically hedge MSRs identified for sale.

        The total UPB of mortgage loans serviced, excluding subserviced loans, at March 31, 2020 and December 31, 2019 was $319,111,177 and $311,718,188, respectively. The portfolio primarily consists of high quality performing agency and government (FHA and VA) loans. As of March 31, 2020, delinquent loans (defined as 60-plus days past-due) were 0.92% of our total portfolio.

        During the third quarter of 2019, the Company sold MSRs with a book value of approximately $340,000 relating to certain single-family mortgage loans. Based on the contract terms, the sale of those MSRs did not qualify for sale accounting treatment under U.S. GAAP. As a result, the Company is required to retain the MSRs asset (i.e., MSRs collateral for financing liability) and the MSRs liability (i.e., MSRs financing liability) on the balance sheet until certain contractual provisions lapse in June 2020. These MSRs will continue to be reported on the balance sheet at fair value using a valuation methodology consistent with the Company's method for valuing MSRs until those contractual provisions lapse. Furthermore, the net change in fair market value ("FMV") of the MSRs asset and liability from this sale is captured within loan servicing (loss) income, net in the Condensed Combined Statements of Income and Comprehensive Income. During the first quarter of 2020, the Company had $116,150 of unrealized gains relating to the MSRs liability and an offsetting $116,150 of unrealized losses relating to the MSRs asset. Additionally, terms of the agreement require quarterly adjustments to the sales price for changes in prepayment rates at the time of sale for a period of one year. Depending on these prepayment speeds the Company may either receive or pay additional funds from this transaction. Furthermore, in the first quarter of 2020, the Company

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements (Continued)

(Dollars in Thousands)
(Unaudited)

3. Mortgage Servicing Rights (Continued)

also sold MSRs with a book value of approximately $186,000 relating to certain single-family mortgage loans, which qualified for sale accounting treatment under U.S. GAAP.

        The following is a summary of the weighted average discount rate and prepayment speed assumptions used to determine the fair value of MSRs as well as the expected life of the loans in the servicing portfolio:

	March 31, 2020	December 31, 2019
Discount rate	10.0%	10.0%
Prepayment speeds	19.7%	14.5%
Life (in years)	4.13	5.33

        The key assumptions used to estimate the fair value of MSRs are prepayment speeds and the discount rate. Increases in prepayment speeds generally have an adverse effect on the value of MSRs as the underlying loans prepay faster. In a declining interest rate environment, the fair value of MSRs generally decreases as prepayments increase and therefore, the estimated life of the MSRs and related cash flows decrease. Decreases in prepayment speeds generally have a positive effect on the value of MSRs as the underlying loans prepay less frequently. In a rising interest rate environment, the fair value of MSRs generally increases as prepayments decrease and therefore, the estimated life of the MSRs and related cash flows increase. Increases in the discount rate result in a lower MSR value and decreases in the discount rate result in a higher MSR value. MSR uncertainties are hypothetical and do not always have a direct correlation with each assumption. Changes in one assumption may result in changes to another assumption, which might magnify or counteract the uncertainties.

        The following table stresses the discount rate and prepayment speeds at two different data points:

	Discount Rate		Prepayment Speeds
	100 BPS Adverse Change	200 BPS Adverse Change	10% Adverse Change	20% Adverse Change
March 31, 2020
Mortgage servicing rights	$(68,001)	$(131,506)	$(149,317)	$(260,884)
December 31, 2019
Mortgage servicing rights	$(101,495)	$(195,894)	$(133,039)	$(259,346)

4. Mortgage Loans Held for Sale

        The Company sells substantially all of its originated mortgage loans into the secondary market. The Company may retain the right to service some of these loans upon sale through ownership of

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements (Continued)

(Dollars in Thousands)
(Unaudited)

4. Mortgage Loans Held for Sale (Continued)

servicing rights. A reconciliation of the changes in mortgage loans held for sale to the amounts presented on the Combined Statements of Cash Flows is below:

	Three Months Ended March 31,
	2020	2019
Balance at the beginning of period	$13,275,735	$5,784,812
Disbursements of mortgage loans held for sale	50,418,371	21,617,466
Proceeds from sales of mortgage loans held for sale(1)	(52,257,635)	(20,409,641)
Gain on sale of mortgage loans excluding fair value of other financial instruments, net(2)	1,185,188	307,360
Increase in fair value of mortgage loans held for sale	221,725	28,469

Balance at the end of period	$12,843,384	$7,328,466

(1)
The proceeds from sales of loans held for sale on the Combined Statements of Cash Flows includes amounts related to the sale of consumer loans.

(2)
The gain on sale of loans excluding fair value of other financials instruments, net on on the Combined Statements of Cash Flows includes amounts related to the sale of consumer loans. Excludes fair value adjustments for the fair value of mortgage loans held for sale, MSR fair value, interest rate lock commitments, forward commitments, and provisions for investor reserves.

Credit Risk

        The Company is subject to credit risk associated with mortgage loans that it purchases and originates during the period of time prior to the sale of these loans. The Company considers credit risk associated with these loans to be insignificant as it holds the loans for a short period of time, which is, on average, approximately 20 days from the date of borrowing, and the market for these loans continues to be highly liquid. The Company is also subject to credit risk associated with mortgage loans it has repurchased as a result of breaches of representations and warranties during the period of time between repurchase and resale.

5. Borrowings

        The Company maintains several funding facilities and other non-funding debt as shown in the tables below. Interest rates are based on one-month LIBOR (some have a floor) plus a spread, except for the $175,000 unsecured line of credit and the Senior Notes. The interest rate for each advance on the $175,000 unsecured line of credit is variable and is based on a margin over either a fixed one, two, or three-month LIBOR or a floating daily or 30 day LIBOR, or the lender's prime rate, at the option of the Company. The commitment fee charged by lenders for each of the facilities is an annual fee and is calculated based on the committed line amount multiplied by a negotiated rate. The fee at rate ranges from 0% to 0.50% among the facilities except for the Senior Notes. The Company is required to maintain certain covenants, including minimum tangible net worth, minimum

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements (Continued)

(Dollars in Thousands)
(Unaudited)

5. Borrowings (Continued)

liquidity, maximum total debt or liabilities to net worth ratio, pretax net income requirements, and other customary debt covenants, as defined in the agreements. The Company was in compliance with all covenants as of March 31, 2020.

        The amount owed and outstanding on the Company's loan funding facilities fluctuates greatly based on its origination volume, the amount of time it takes the Company to sell the loans it originates, and the Company's ability to use the cash to self-fund loans. In addition to self-funding, the Company may from time to time use surplus cash to "buy-down" the effective interest rate of certain loan funding facilities or to self-fund a portion of our loan originations. As of March 31, 2020, $240,238 of the Company's cash was used to buy-down our funding facilities and self-fund, $6,000 of which are buy-down funds that are included in cash on the balance sheet and $234,238 of which is self-funding that reduces cash on the balance sheet. The Company has the right to withdraw the $6,000 at any time, unless a margin call has been made or a default has occurred under the relevant facilities. The Company has the right to transfer the $234,238 of self-funded loans on to a warehouse line or the early buy out line, provided that such loans meet the eligibility criteria to be placed on such warehouse line or the early buy out line and no default or margin call has been made on such line, the loans are further subject to any required haircuts, and are subject to its ability to borrow additional funds under the facility. A large, unanticipated margin call could have a material adverse effect on the Company's liquidity.

        The terms of the Senior Notes restrict our ability and the ability of our subsidiary guarantors among other things to: (i) incur additional debt or issue preferred stock; (ii) pay dividends or make distributions in respect of capital stock; (iii) purchase or redeem capital stock; (iv) make investments or other restricted payments; (v) sell assets; (vii) enter into transactions with affiliates; (viii) effect a consolidation or merger, taken as a whole; and (ix) designate our subsidiaries as unrestricted subsidiaries, unless certain conditions are met, as defined in the agreements.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements (Continued)

(Dollars in Thousands)
(Unaudited)

5. Borrowings (Continued)

Funding Facilities

Facility Type(12)	Collateral	Maturity	Line Amount	Committed Line Amount	Outstanding Balance March 31, 2020	Outstanding Balance December 31, 2019
MRA funding:
1) Master Repurchase Agreement(1)(10)	Mortgage loans held for sale(9)	10/22/2021	$2,000,000	$100,000	$394,444	$835,302
2) Master Repurchase Agreement(2)(10)	Mortgage loans held for sale(9)	12/3/2020	$1,500,000	$500,000	1,443,067	$1,390,839
3) Master Repurchase Agreement(3)(10)	Mortgage loans held for sale(9)	4/23/2021	$2,750,000	$1,000,000	2,477,486	$2,622,070
4) Master Repurchase Agreement(4)(10)	Mortgage loans held for sale(9)	9/16/2020	$1,000,000	$850,000	913,073	$875,617
5) Master Repurchase Agreement(10)	Mortgage loans held for sale(9)	4/22/2021	$1,500,000	$500,000	1,208,217	$2,063,099
6) Master Repurchase Agreement(5)(10)	Mortgage loans held for sale(9)	9/5/2022	$1,000,000	$750,000	899,786	965,903
7) Master Repurchase Agreement(6)(10)	Mortgage loans held for sale(9)	10/15/2020	$1,000,000	$650,000	778,540	773,822

			$10,750,000	$4,350,000	8,114,613	9,526,652
Early Funding:
8) Early Funding Facility(7)(11)	Mortgage loans held for sale(9)	See disclosure below	$4,000,000	—	3,060,510	2,022,179
9) Early Funding Facility(8)(11)	Mortgage loans held for sale(9)	See disclosure below	$1,500,000	—	248,001	493,047

			$5,500,000	—	3,308,511	2,515,226

Total			$16,250,000	$4,350,000	$11,423,124	$12,041,878

(1)
Subsequent to March 31, 2020 this facility was amended such that the outstanding balance on the line cannot be above $1,500,000 on the last day of each month.

(2)
Subsequent to March 31, 2020, this facility was amended to temporarily increase the total line amount to $1,750,000 with $500,000 committed until June 30, 2020. Subsequent to June 30, 2020, the facility will

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements (Continued)

(Dollars in Thousands)
(Unaudited)

5. Borrowings (Continued)

  drop to $1,500,000 with $500,000 committed until October 1, 2020. Subsequent to October 1, 2020 the facility will drop to $1,000,000 with $500,000 committed.

(3)
Subsequent to March 31, 2020, this facility was amended to temporarily increase the total line amount to $3,250,000 with $1,000,000 committed until June 30, 2020. Subsequent to June 30, 2020, the facility will drop to $2,750,000 with $1,000,000 committed. The facility was extended to April 22, 2022.

(4)
Subsequent to March 31, 2020, this facility was amended to temporarily increase the total line amount to $1,500,000. This facility is separated into three tranches. The first tranche has an overall line size of $500,000 with $500,000 committed, maturing August 10, 2020. The second tranche has an overall line size of $720,000 with $600,000 committed, maturing September 16, 2020. The third tranche has an overall line size of $280,000 with $250,000 committed, maturing October 22, 2020. These three tranches are subject to the same provisions under this facility except the date of maturity.

(5)
Subsequent to March 31, 2020, this facility was amended to temporarily increase the total line amount to $1,500,000 with $1,500,000 committed until July 27, 2020. Subsequent to July 27, 2020, the facility will drop to $1,000,000 with $750,000 committed.

(6)
Subsequent to March 31, 2020, this facility was amended to temporarily increase the total line amount to $1,500,000 with $975,000 committed until maturity.

(7)
This facility is an evergreen agreement with no stated termination or expiration date. This agreement can be terminated by either party upon written notice.

(8)
Subsequent to March 31, 2020, this facility was amended to temporarily increase the total line amount to $2,500,000, which will be reviewed every 90 days. This facility is an evergreen agreement with no stated termination or expiration date. This agreement can be terminated by either party upon written notice.

(9)
The Company has multiple borrowing facilities in the form of asset sales under agreements to repurchase. These borrowing facilities are secured by mortgage loans held for sale at fair value as the first priority security interest.

(10)
The interest rates charged by lenders of the funding facilities under the Master Repurchase Agreements ranged from one-month LIBOR+1.20% to one-month LIBOR+2.30% for the three months ended March 31, 2020 and the year ended December 31, 2019.

(11)
The interest rates charged by lenders for the early funding facilities ranged from one-month LIBOR+0.40% to one-month LIBOR+0.85% for the three months ended March 31, 2020 and the year ended December 31, 2019.

(12)
Subsequent to March 31, 2020, a new facility was closed. This facility has a total line amount of $350,000 with $0 committed. This facility has a maturity date of June 12, 2021.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements (Continued)

(Dollars in Thousands)
(Unaudited)

5. Borrowings (Continued)

Other Financing Facilities

Facility Type	Collateral	Maturity	Line Amount	Committed Line Amount	Outstanding Balance March 31, 2020	Outstanding Balance December 31, 2019
Line of Credit Financing Facilities
1) Unsecured line of credit(1)(5)	—	11/1/2024	$1,000,000	$—	$600,000	$—
2) Unsecured line of credit(5)	—	2/28/2021	175,000	175,000	175,000	90,000
3) MSR line of credit(2)(6)	MSRs	10/22/2021	200,000	—	—	—
4) MSR line of credit(3)(6)	MSRs	See disclosure below	200,000	200,000	200,000	75,000

			$1,575,000	$375,000	$975,000	$165,000

Early Buyout Financing Facility
5) Early buy out facility(4)(7)	Loans/ Advances	6/9/2021	$500,000	—	$287,122	$196,247

(1)
This uncommitted, unsecured Revolving Loan Agreement is with RHI.

(2)
As of March 31, 2020 this facility's uncommitted line amount was unavailable to draw.

(3)
This MSR facility can be drawn upon for corporate purposes and is collateralized by GSE MSRs within our servicing portfolio. This facility has a 5-year total commitment comprised of a 3-year revolving period that expires on April 30, 2022 followed by a 2-year amortization period that expires on April 30, 2024.

(4)
This facility provides funding for repurchasing delinquent loans from agency securities loan pools and servicer advances related to the repurchased loans. Effective January 30, 2020, this facility has an overall line size of $500,000 which can be increased to $600,000 at borrower's request and lender's acceptance.

(5)
The interest rates charged by lenders for the unsecured lines of credit financing facilities ranged from one-month LIBOR+1.25% to one-month LIBOR+2.00% for the three months ended March 31, 2020 and the year ended December 31, 2019.

(6)
The interest rates charged by lenders for the MSR line of credit financing facility ranged from one-month LIBOR+2.25% to one-month LIBOR+4.00% for the three months ended March 31, 2020 and the year ended December 31, 2019.

(7)
The interest rate charged by lender for the Early buyout financing facility ranged from one-month LIBOR+1.45% to one-month LIBOR+1.75% for the three months ended March 31, 2020 and the year ended December 31, 2019.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements (Continued)

(Dollars in Thousands)
(Unaudited)

5. Borrowings (Continued)

Unsecured Senior Notes

Facility Type	Maturity	Interest Rate	Outstanding Balance March 31, 2020	Outstanding Balance December 31, 2019
Unsecured Senior Notes(1)	5/1/2025	5.75%	$1,250,000	$1,250,000
Unsecured Senior Notes(2)	1/15/2028	5.25%	1,010,000	1,010,000

Total Senior Notes			$2,260,000	$2,260,000

(1)
The Senior Notes are unsecured obligation notes with no asset required to pledge for this borrowing. Unamortized debt issuance costs are presented net against the Senior Notes reducing the $1,250,000 carrying amount on the balance sheet by $8,560 and $8,988 as of March 31, 2020 and December 31, 2019, respectively. At any time on or after May 1, 2020, the Company may redeem the note at its option, in whole or in part, upon not less than 30 nor more than 60 days notice, at the redemption prices equal to the percentage of principal amount set forth below plus accrued and unpaid interest, if any, to but excluding the redemption date, in cash, if redeemed during the twelve-month period beginning on May 1 in the years indicated below:

Year	Percentage
Rest of 2020	102.875%
2021	101.917%
2022	100.958%
2023 and thereafter	100.000%
(2)
The Senior Notes are unsecured obligation notes with no asset required to pledge for this borrowing. Unamortized debt issuance costs and discounts are presented net against the Senior Notes reducing the $1,010,000 carrying amount on the balance sheet by $9,130 and $7,554 as of March 31, 2020, respectively and $9,421 and $7,800 as of December 31, 2019, respectively. At any time and from time to time on or after January 15, 2023, the Company may redeem the notes at its option, in whole or in part, upon not less than 30 nor more than 60 days notice, at the redemption prices equal to the percentage of principal amount set forth below plus accrued and unpaid interest, if any, to but excluding the redemption date, in cash, if redeemed during the twelve-month period beginning on January 15 in the years indicated below:

Year	Percentage
2023	102.625%
2024	101.750%
2025	100.875%
2026 and thereafter	100.000%

        Refer to Note 2, Fair Value Measurements for information pertaining to the fair value of the Company's debt as of March 31, 2020 and December 31, 2019.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements (Continued)

(Dollars in Thousands)
(Unaudited)

6. Transactions with Related Parties

        The Company has entered into various transactions and agreements with RHI, its subsidiaries, certain other affiliates and related parties (collectively, "Related Parties"). These transactions include providing financing and services as well as obtaining financing and services from these Related Parties.

Financing Arrangements

        On January 6, 2017, the Company entered into a $55,983 promissory note with one of the Company's shareholders ("Shareholder's Note"). In 2019, the Shareholder's Note was amended and the accrued interest balance of $1,474 was added to the principal outstanding, increasing the total principal outstanding to $57,457, due on December 31, 2020. In March 2020, the full amount of this note was settled in cash.

        As of March 31, 2020 and December 31, 2019, there were other promissory notes outstanding with Related Parties. A portion of these notes were settled in cash in March 2020, and the remainder are expected to be settled in cash prior to the public offering.

        On June 9, 2017, the Company and RHI entered into a $300,000 uncommitted and unsecured line of credit ("RHI Line of Credit"). On December 24, 2019 the Company amended the RHI Line of Credit and increased the borrowing capacity to $1,000,000, due on November 1, 2024. The line of credit is uncommitted and RHI has sole discretion over advances. The RHI Line of Credit also contains negative covenants which restrict the ability of the Company to incur debt and create liens on certain assets. It also requires the Company to maintain a quarterly combined net income before taxes if adjusted tangible net worth meets certain requirements. At quarter ended March 31, 2020 and the year ended December 31, 2019, the amounts due to RHI pursuant to the RHI Line of Credit were $600,000 and $0, respectively, recorded under Lines of Credit in the Combined Balance Sheets.

        On January 10, 2019, the Company and RHI Opportunities entered into a $10,000 agreement for a perpetual uncommitted unsecured line of credit ("RHIO Line of Credit"), which provides for financing from RHI Opportunities to the Company. The line of credit is uncommitted and RHI has sole discretion over advances. The principal amount of all borrowings is payable in full on demand by RHI Opportunities. The RHIO Line of Credit also contains negative covenants that restrict the ability of RockLoans Opportunities to incur debt in excess of $500 and creates liens on certain assets other than liens securing permitted debt.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements (Continued)

(Dollars in Thousands)
(Unaudited)

6. Transactions with Related Parties (Continued)

        The amounts receivable from and payable to Related Parties consisted of the following as of:

	March 31, 2020			December 31, 2019
	Principal	Interest Rate(1)		Principal	Interest Rate(1)
Included in Notes receivable and due from affiliates on the Condensed Combined Balance Sheets
Promissory Note—Shareholders Note	$—	—		$57,457	2.38%
Affiliated receivables and other notes(2)	23,288	—		32,489	—

Notes receivable and due from affiliates	$23,288			$89,946
Included in Notes payable and due to affiliates on the Condensed Combined Balance Sheets
RHIO Line of Credit	9,500	5.00%		10,000	5.00%
Affiliated payables	42,227	—		25,082	—

Notes payable and due to affiliates	$51,727			$35,082
RHI Line of Credit	$600,000	LIBOR+1.25	(3)	—	LIBOR+1.25 (3)

(1)
Interest incurred and accrued is based on a margin over 30-day LIBOR as of the date of advance.

(2)
The promissory note was settled in full in cash subsequent to March 31, 2020 and before the filing of these financial statements.

(3)
One-month LIBOR ranged from 1.69% to 1.73%.

Services, Products and Other Transactions

        We have entered into transactions and agreements to provide certain services to RHI, its subsidiaries and certain other affiliates of our majority shareholder. We recognized revenue of $1,835 and $1,604 in the three months ended March 31, 2020 and 2019, respectively, for the performance of these services, which was included in other income. Related Party receivables were $22,414 and $29,431 as of March 31, 2020 and December 31, 2019, respectively. We have also entered into transactions and agreements to purchase certain services, products and other transactions from certain subsidiaries of RHI and affiliates of our majority shareholder. We incurred expenses of $14,923 and $8,570, in the three months ended March 31, 2020 and 2019, respectively, for these products, services and other transactions, which are included in general and administrative expenses. Related party payables, which is recorded in notes payable and due to affiliates, were $42,227 and $25,082 as of March 31, 2020 and December 31, 2019, respectively.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements (Continued)

(Dollars in Thousands)
(Unaudited)

6. Transactions with Related Parties (Continued)

Lease Transactions with Related Parties

        The Company is a party to lease agreements for certain offices, including our headquarters in Detroit, with various affiliates of Bedrock Management Services LLC ("Bedrock"), a Related Party, and other Related Parties of the Company. During the three months ended March 31, 2020 and 2019, we incurred expenses totaling $16,397 and $17,395, respectively, for these properties.

7. Other Assets

        Other assets consist of the following:

	March 31,	December 31,
	2020	2019
Margin call receivable from counterparty	$764,548	$3,697
Mortgage production related receivables	147,422	157,276
Disbursement funds advanced	128,878	56,721
Ginnie Mae buyouts	79,999	78,174
Prepaid expenses	58,825	62,199
Goodwill and other intangible assets	38,096	40,261
Non-production-related receivables	37,197	35,530
Other real estate owned	1,632	1,619
Other	77,318	64,181

Total other assets	$1,333,915	$499,658

8. Income Taxes

        The components of income (loss) tax expense (benefit) were as follows:

	Three Months Ended March 31,
	2020	2019
Total income before income (loss) taxes and noncontrolling interest	$98,016	$(300,349)
Total provision for (benefit from) income taxes	$736	$(1,004)
Effective tax provision rate	0.75%	0.33%

        The Combined Businesses of the Company is comprised of qualified Subchapter S subsidiary corporations and single member LLCs, which are generally not subject to U.S. Federal or state income taxes. Accordingly, its operating results are included in the income tax returns of its shareholders. However, certain states in which the Company operates have entity-level income taxes that are not passed to the shareholders. Accordingly, income tax expense is accrued for such entity-level income taxes.

        For interim tax reporting, we estimate one single effective tax rate for tax jurisdictions not subject to a valuation allowance, which is applied to the year-to-date ordinary income/(loss). Tax

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements (Continued)

(Dollars in Thousands)
(Unaudited)

8. Income Taxes (Continued)

effects of significant unusual or infrequently occurring items are excluded from the estimated annual effective tax rate calculation and recognized in the interim period in which they occur.

9. Derivative Financial Instruments

        The Company uses forward commitments in hedging the interest rate risk exposure on its fixed and adjustable rate commitments. Utilization of forward commitments involves some degree of basis risk. Basis risk is defined as the risk that the hedged instrument's price does not move in parallel with the increase or decrease in the market price of the hedged financial instrument. The Company calculates an expected hedge ratio to mitigate a portion of this risk. The Company's derivative instruments are not designated as accounting hedging instruments, and therefore, changes in fair value are recorded in current period earnings. Hedging gains and losses are included in gain on sale of loans, net in the Combined Statements of Income and Comprehensive Income.

Net hedging losses were as follows:

	Three Months Ended March 31,
	2020(1)	2019
Hedging losses	$(996,984)	$(33,854)

(1)
Includes the market changes on MSR hedge incurred from the economic hedging of MSRs identified for sale.

        Refer to Note 2, Fair Value Measurements, for additional information on the fair value of derivative financial instruments.

Notional and Fair Value

        The notional and fair values of derivative financial instruments not designated as hedging instruments were as follows:

	Notional Value	Derivative Asset	Derivative Liability
Balance at March 31, 2020:
IRLCs, net of loan funding probability(1)	$22,726,633	$1,214,865	$—
Forward commitments(2)	$35,925,384	$217,210	$1,023,938
Balance at December 31, 2019:
IRLCs, net of loan funding probability(1)	$15,439,960	$508,135	$—
Forward commitments(2)	$26,637,275	$3,838	$43,794

(1)
IRLCs are also discussed in Note 10, Commitments, Contingencies, and Guarantees.

(2)
Includes the market changes on MSR hedge incurred from the economic hedging of MSRs identified for sale.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements (Continued)

(Dollars in Thousands)
(Unaudited)

9. Derivative Financial Instruments (Continued)

        Counterparty agreements for forward commitments contain master netting agreements. The table below presents the gross amounts of recognized assets and liabilities subject to master netting agreements. The Company had $764,548 and $3,697 of margin call receivable from counterparties related to these forward commitments at March 31, 2020 and December 31, 2019, respectively, classified in other assets in the Condensed Combined Balance Sheets. As of March 31, 2020 and 2019, there was no cash on our balance sheet from the respective counterparties. Margins received by the Company are classified in other liabilities in the Condensed Combined Balance Sheets.

	Gross Amount of Recognized Assets or Liabilities	Gross Amounts Offset in the Condensed Combined Balance Sheet	Net Amounts Presented in the Condensed Combined Balance Sheet
Offsetting of Derivative Assets
Balance at March 31, 2020:
Forward commitments	$482,716	$(265,506)	$217,210
Balance at December 31, 2019:
Forward commitments	$6,690	$(2,852)	$3,838
Offsetting of Derivative Liabilities
Balance at March 31, 2020:
Forward commitments	$(1,706,329)	$682,391	$(1,023,938)
Balance at December 31, 2019:
Forward commitments	$(89,389)	$45,595	$(43,794)

Counterparty Credit Risk

        Credit risk is defined as the possibility that a loss may occur from the failure of another party to perform in accordance with the terms of the contract, which exceeds the value of existing collateral, if any. The Company attempts to limit its credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate.

        The Company is exposed to credit loss in the event of contractual nonperformance by its trading counterparties and counterparties to its various over-the-counter derivative financial instruments noted in the above Notional and Fair Value discussion. The Company manages this credit risk by selecting only counterparties that it believes to be financially strong, spreading the credit risk among many such counterparties, placing contractual limits on the amount of unsecured credit extended to any single counterparty, and entering into netting agreements with the counterparties as appropriate.

        The master netting agreements contain a legal right to offset amounts due to and from the same counterparty. Derivative assets in the Condensed Combined Balance Sheets represent derivative contracts in a gain position net of loss positions with the same counterparty and, therefore, also represent the Company's maximum counterparty credit risk. The Company incurred no credit losses due to nonperformance of any of its counterparties during the three months ended March 31, 2020 and 2019.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements (Continued)

(Dollars in Thousands)
(Unaudited)

10. Commitments, Contingencies, and Guarantees

Interest Rate Lock Commitments

        IRLCs are agreements to lend to a client as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each client's creditworthiness on a case-by-case basis.

        The number of days from the date of the IRLC to expiration of fixed and variable rate lock commitments outstanding at March 31, 2020 and December 31, 2019 was approximately 44 days on average.

        The UPB of IRLCs was as follows:

	March 31, 2020		December 31, 2019
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
IRLCs	$28,551,276	$2,264,826	$20,577,282	$974,693

Commitments to Sell Mortgage Loans

        In the ordinary course of business, the Company enters into contracts to sell existing mortgage loans held for sale into the secondary market at specified future dates. The amount of commitments to sell existing loans at March 31, 2020 and December 31, 2019 was $3,418,099 and $2,859,710, respectively.

Commitments to Sell Loans with Servicing Released

        In the ordinary course of business, the Company enters into contracts to sell the MSRs of certain newly originated loans on a servicing released basis. In the event that a forward commitment is not filled and there has been an unfavorable market shift from the date of commitment to the date of settlement, the Company is contractually obligated to pay a pair-off fee on the undelivered balance. There were $628,900 and $78,446 of loans committed to be sold servicing released at March 31, 2020 and December 31, 2019, respectively.

Investor Reserves

        The following presents the activity in the investor reserves:

	Three Months Ended March 31,
	2020	2019
Balance at beginning of period	$54,387	$56,943
Provision for investor reserves	1,577	493
Premium recapture and indemnification losses paid	(297)	(791)

Balance at end of period	$55,667	$56,645

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements (Continued)

(Dollars in Thousands)
(Unaudited)

10. Commitments, Contingencies, and Guarantees (Continued)

        The maximum exposure under the Company's representations and warranties would be the outstanding principal balance and any premium received on all loans ever sold by the Company, less any loans that have already been paid in full by the mortgagee, that have defaulted without a breach of representations and warranties, that have been indemnified via settlement or make-whole, or that have been repurchased. Additionally, the Company may receive relief of certain representation and warranty obligations on loans sold to Fannie Mae or Freddie Mac on or after January 1, 2013 if Fannie Mae or Freddie Mac satisfactorily concludes a quality control loan file review or if the borrower meets certain acceptable payment history requirements within 12 or 36 months after the loan is sold to Fannie Mae or Freddie Mac.

Escrows Payable

        As a service to its clients, the Company administers escrow deposits representing undisbursed amounts received for payment of property taxes, insurance and principal, and interest on mortgage loans held for sale. Cash held by the Company for property taxes and insurance was $3,052,571 and $2,617,016, and for principal and interest was $7,567,455 and $6,726,793 at March 31, 2020 and December 31, 2019, respectively. These amounts are not considered assets of the Company and, therefore, are excluded from the Condensed Combined Balance Sheets. The Company remains contingently liable for the disposition of these deposits.

Guarantees

        As of March 31, 2020 and December 31, 2019, the Company guaranteed the debt of another related party totaling $15,000, consisting of three separate guarantees of $5,000 each. As of March 31, 2020 and December 31, 2019, the Company did not record a liability on the Condensed Combined Balance Sheets for these guarantees because it was not probable that the Company would be required to make payments under these guarantees.

Trademark License

        The Company has a perpetual trademark license agreement with a third-party entity. This agreement requires annual payments by the Company based upon the income from the sale of loans generated under the Quicken Loans brand. Total licensing fees incurred and paid were $1,875 for each of the three months ended March 31, 2020 and 2019, which is the maximum annual amount allowable under the contract and is classified in other expenses in the Condensed Combined Statements of Income and Comprehensive Income.

Legal

        The Company, among other things, engages in mortgage lending, title and settlement services, and other financial technology services. The Company operates in a highly regulated industry and is routinely subject to various legal and administrative proceedings concerning matters that arise in the normal and ordinary course of business, including inquires, complaints, subpoenas, audits, examinations, investigations and potential enforcement actions from regulatory agencies and state attorney generals; state and federal lawsuits and putative class actions; and other litigation.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements (Continued)

(Dollars in Thousands)
(Unaudited)

10. Commitments, Contingencies, and Guarantees (Continued)

Periodically, we assess our potential liabilities and contingencies in connection with outstanding legal and administrative proceedings utilizing the latest information available. While it is not possible to predict the outcome of any of these matters, based on our assessment of the facts and circumstances, we do not believe any of these matters, individually or in the aggregate, will have a material adverse effect on our financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on our financial position, results of operations or cash flows in a future period. The Company accrues for losses when they are probable to occur and such losses are reasonably estimable. Legal costs expected to be incurred are accounted for as they are incurred.

        In 2018 an initial judgment was entered against the Quicken Loans and Amrock, formerly known as Title Source, Inc., for a certified class action lawsuit filed in the U.S. District Court of the Northern District of West Virginia. The lawsuit alleged that Quicken Loans violated West Virginia state law by unconscionably inducing them (and a class of other West Virginians who received loans through Quicken Loans) into loans by including the borrower's own estimated home values on appraisal order forms. The judge has ruled in favor of the plaintiffs on liability and the case is currently on appeal to the U.S. Court of Appeals for the Fourth Circuit. Quicken Loans and Amrock believe an unfavorable outcome to be reasonably possible but not probable based on rulings by the court, advice of counsel, their respective defenses, and other developments with an aggregate possible range of loss to be between zero and $15,000.

        Quicken Loans is also defending itself against five putative Telephone Consumer Protection Act ("TCPA") class action lawsuits. Quicken Loans denies the allegations in these cases and intends to vigorously defend itself. Quicken Loans has filed, or intends to file, a dispositive motion in each of these matters which, if granted, would result in a finding of no liability. The Company does not believe a loss is probable; therefore, no reserve has been recorded related to these matters. Given these lawsuits are at the early stages, the Company is unable to estimate a range of possible loss with any degree of reasonable certainty.

        Amrock is currently involved in civil litigation related to a business dispute between Amrock and HouseCanary, Inc. ("HouseCanary"). The lawsuit was filed on April 12, 2016, by Amrock—Title Source, Inc. v. HouseCanary, Inc., No. 2016-CI-06300 (37th Civil District Court, San Antonio, Texas)—and included claims against HouseCanary for breach of contract and fraudulent inducement stemming from a contract between Amrock and HouseCanary whereby HouseCanary was obligated to provide Amrock with appraisal and valuation software and services. HouseCanary filed counterclaims against Amrock for, among other things, breach of contract, fraud, and misappropriation of trade secrets. On March 14, 2018, following trial of the claims in the lawsuit, a Bexar County, Texas, jury awarded $706.2 million in favor of HouseCanary and rejected Amrocks' claims against HouseCanary. The district court entered judgment in favor of HouseCanary and against Amrock for an aggregate of $739.6 million (consisting of $235.4 million in actual damages; $470.8 million in punitive damages; $28.9 million in prejudgment interest; and $4.5 million in attorney fees). On appeal (No. 04-19-00044-CV, Fourth Court of Appeals, San Antonio, Texas), the court of appeals affirmed judgment of no-cause on Amrock's claim for breach of contract, but reversed judgment on HouseCanary's claims for misappropriation of trade secrets and fraud and remanded

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements (Continued)

(Dollars in Thousands)
(Unaudited)

10. Commitments, Contingencies, and Guarantees (Continued)

the case for a new trial on HouseCanary's misappropriation of trade secrets and fraud claims. It is possible that one (or both) of the parties could seek additional appellate review of the court of appeals' decision. The outcome of this matter remains uncertain, and the ultimate resolution of the litigation may be several years in the future. If the case is tried again, Amrock intends to present new evidence, including evidence revealed by whistleblowers who came forward with evidence that undermined HouseCanary's claims after the conclusion of the original trial, and to vigorously defend against this case and any subsequent actions.

        Quicken Loans and Rocket Homes are defending themselves against a tagalong lawsuit filed by HouseCanary that also includes claims for misappropriation of trade secrets. That case is in its early stages and is stayed pending a resolution of Quicken Loans' and Rocket Homes' dispositive motion.

        In addition to the matters described above, the Company is subject to other legal proceedings arising the ordinary course of business. The ultimate outcome of these or other actions or proceedings, including any monetary awards against the companies, is uncertain and there can be no assurance as to the amount of any such potential awards.

        There are no recorded reserves related to potential damages in connection with any of the above legal proceedings, as any potential loss is not currently probable and reasonably estimable under U.S. GAAP. The ultimate outcome of these or other actions or proceedings, including any monetary awards against one or more of the Rocket Companies, is uncertain and there can be no assurance as to the amount of any such potential awards. The Rocket Companies will incur defense costs and other expenses in connection with the lawsuits. Plus, if a judgment for money that exceeds specified thresholds is rendered against a Rocket Company or Rocket Companies and it or they fail to timely pay, discharge, bond or obtain a stay of execution of such judgment, it is possible that one or more of the Rocket Companies could be deemed in default of their loan funding facilities and other agreements governing indebtedness. If the final resolution of any such litigation is unfavorable in one or more of these actions, it could have a material adverse effect on a Rocket Company's or the Rocket Companies' business, liquidity, financial condition, cash flows and results of operations.

11. Minimum Net Worth Requirements

        Certain secondary market investors and state regulators require the Company to maintain minimum net worth and capital requirements. To the extent that these requirements are not met, secondary market investors and/or the state regulators may utilize a range of remedies including sanctions, and/or suspension or termination of selling and servicing agreements, which may prohibit the Company from originating, securitizing or servicing these specific types of mortgage loans.

        The Company is subject to the following minimum net worth, minimum capital ratio and minimum liquidity requirements established by the Federal Housing Finance Agency ("FHFA") for Fannie Mae and Freddie Mac Seller/Servicers, and Ginnie Mae for single family issuers. Furthermore, refer to Note 6, Borrowings for additional information regarding compliance with all covenant requirements.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements (Continued)

(Dollars in Thousands)
(Unaudited)

11. Minimum Net Worth Requirements (Continued)

Minimum Net Worth

        The minimum net worth requirement for Fannie Mae and Freddie Mac is defined as follows:

  •
  Base of $2,500 plus 25 basis points of outstanding UPB for total loans serviced.

  •
  Adjusted/Tangible Net Worth comprises of total equity less goodwill, intangible assets, affiliate receivables and certain pledged assets.

        The minimum net worth requirement for Ginnie Mae is defined as follows:

  •
  Base of $2,500 plus 35 basis points of the issuer's total single-family effective outstanding obligations.

  •
  Adjusted/Tangible Net Worth is defined as total equity less goodwill, intangible assets, affiliate receivables and certain pledged assets. Effective for fiscal year 2020, under the Ginnie Mae MBS Guide, the issuers will no longer be permitted to include deferred tax assets when computing the minimum net worth requirements.

Minimum Capital Ratio

  •
  For Fannie Mae, Freddie Mac and Ginnie Mae the Company is also required to hold a ratio of Adjusted/Tangible Net Worth to Total Assets greater than 6%.

Minimum Liquidity

        The minimum liquidity requirement for Fannie Mae and Freddie Mac is defined as follows:

  •
  3.5 basis points of total Agency servicing.

  •
  Incremental 200 basis points of total nonperforming Agency, measured as 90+ delinquencies, servicing in excess of 6% of the total Agency servicing UPB.

  •
  Allowable assets for liquidity may include: cash and cash equivalents (unrestricted), available for sale or held for trading investment grade securities (e.g., Agency MBS, Obligations of GSEs, US Treasury Obligations); and unused/available portion of committed servicing advance lines.

        The minimum liquidity requirement for Ginnie Mae is defined as follows:

  •
  Maintain liquid assets equal to the greater of $1,000 or 10 basis points of our outstanding single-family MBS.

        The most restrictive of the minimum net worth and capital requirements require the Company to maintain a minimum adjusted net worth balance of $1,248,735 and $1,179,928 as of March 31, 2020 and December 31, 2019, respectively. As of March 31, 2020 and December 31, 2019, the Company was in compliance with this requirement.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements (Continued)

(Dollars in Thousands)
(Unaudited)

12. Segments

        The Company's Chief Executive Officer, who has been identified as its Chief Operating Decision Maker ("CODM"), has evaluated how the Company views and measures its performance. ASC 280, Segment Reporting establishes the standards for reporting information about segments in financial statements. In applying the criteria set forth in that guidance, the Company has determined that it has two reportable segments—Direct to Consumer and Partner Network. The key factors used to identify these reportable segments are the organization and alignment of the Company's internal operations and the nature of its marketing channels which drive client acquisition into the mortgage ecosystem. This determination reflects how its CODM monitors performance, allocates capital and makes strategic and operational decisions. The Company's segments are described as follows:

Direct to Consumer

        In the Direct to Consumer segment, the Company directly interacts with clients and potential clients using various performance marketing channels. The Direct to Consumer segment derives revenue from originating, closing, selling and servicing predominantly agency-conforming loans, which are pooled and sold to the secondary market. This also includes providing title insurance services, appraisals and settlement services to these clients as part of the Company's end-to-end mortgage origination experience it provides to its clients. Servicing activities are viewed as an extension of the client experience with the primary objective being to establish and maintain positive, regular touchpoints with our clients, which positions the Company to recapture the clients' next refinance or purchase mortgage transaction. Consequently, servicing is viewed by the CODM as an integral element of the Direct to Consumer segment.

Partner Network

        In the Partner Network segment, the Company is focused on aligning its brand with other high-quality consumer-focused influencers and marketing partnerships who utilize its platform to provide their clients mortgage solutions with a superior client experience.

Other Information About Our Segments

        The Company does not allocate assets to its reportable segments as they are not included in the review performed by the CODM for purposes of assessing segment performance and allocating resources. The balance sheet is managed on a consolidated basis and is not used in the context of segment reporting.

        The Company also reports an "all other" category that includes operations from Rocket Homes, Rock Connections, Core Digital Media, Rocket Loans, and includes professional service fee revenues from related parties. These operations are neither significant individually nor in aggregate and therefore do not constitute a reportable segment.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements (Continued)

(Dollars in Thousands)
(Unaudited)

12. Segments (Continued)

        Key operating data for our business segments for the three months ended:

March 31, 2020	Direct to Consumer	Partner Network	Segments Total	All Other	Total
Revenues
Gain on sale	$1,468,949	$345,330	$1,814,279	$7,830	$1,822,109
Interest income	47,311	25,571	72,882	1,160	74,042
Interest expense on funding facilities	(25,385)	(13,720)	(39,105)	(354)	(39,459)
Servicing fee income	255,990	—	255,990	1,103	257,093
Changes in fair value of MSRs	(991,252)	—	(991,252)	—	(991,252)
Other income	145,023	19,609	164,632	79,670	244,302

Total U.S. GAAP Revenue	$900,636	$376,790	$1,277,426	$89,409	$1,366,835
Plus: Decrease in MSRs due to valuation assumptions	743,327	—	743,327	—	743,327

Adjusted revenue	$1,643,963	$376,790	$2,020,753	$89,409	$2,110,162
Directly attributable expenses	780,621	91,944	872,565	48,287	920,852

Contribution margin	$863,342	$284,846	$1,148,188	$41,122	$1,189,310

March 31, 2019	Direct to Consumer	Partner Network	Segments Total	All Other	Total
Revenues
Gain on sale	$665,774	$50,126	$715,900	$11,346	$727,246
Interest income	34,400	12,036	46,436	616	47,052
Interest expense on funding facilities	(17,222)	(6,026)	(23,248)	(365)	(23,613)
Servicing fee income	223,343	—	223,343	1,263	224,606
Changes in fair value of MSRs	(475,176)	—	(475,176)	(525)	(475,701)
Other income	76,718	6,579	83,297	48,885	132,182

Total U.S. GAAP Revenue	$507,837	$62,715	$570,552	$61,220	$631,772
Less: Decrease in MSRs due to valuation assumptions	320,979	—	320,979	—	320,979

Adjusted revenue	$828,816	$62,715	$891,531	$61,220	$952,751
Directly attributable expenses	544,289	42,988	587,277	40,782	628,059

Contribution margin	$284,527	$19,727	$304,254	$20,438	$324,692

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Condensed Combined Financial Statements (Continued)

(Dollars in Thousands)
(Unaudited)

12. Segments (Continued)

        The following table represents a reconciliation of segment contribution margin to combined U.S. GAAP income before taxes for the three months ended:

	March 31,
	2020	2019
Contribution margin, excluding change in MSRs due to valuation assumptions	$1,189,310	$324,692
(Decrease) increase in MSRs due to valuation assumptions	(743,327)	(320,979)

Contribution margin, including change in MSRs due to valuation assumptions	$445,983	$3,713
Less expenses not allocated to segments:
Salaries, commissions and team member benefits	198,849	151,821
General and administrative expenses	94,597	99,109
Depreciation and amortization	16,115	18,105
Interest and amortization expense on non-funding debt	33,107	33,082
Other expenses	5,299	1,945

Income (loss) before income taxes	$98,016	$(300,349)

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

To the Board of Directors and Management of Rock Holdings Inc.

Opinion on the Financial Statements

        We have audited the accompanying combined balance sheets of Quicken Loans Inc., EFB Holdings Inc. ("Edison Financial"), Lendesk Canada Holdings Inc., LMB HoldCo LLC ("Core Digital Media"), RCRA Holdings LLC ("Rock Connections" and "Rocket Auto"), RockTech Canada Inc., Rock Central LLC, Rocket Homes Real Estate LLC ("Rocket Homes"), RockLoans Holdings LLC ("Rocket Loans"), Amrock Inc. ("Amrock"), Nexsys Technologies LLC ("Nexsys"), and Woodward Capital Management LLC, (each of which is a subsidiary of Rock Holdings Inc., collectively "Rocket Companies" or the "Company") as of December 31, 2019 and 2018, the related combined statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the combined financial statements). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1999.

Detroit, Michigan
June 22, 2020

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Combined Balance Sheets

(Dollars in Thousands)

	December 31,
	2019	2018
Assets
Cash and cash equivalents	$1,350,972	$1,053,884
Restricted cash	61,154	47,283
Mortgage loans held for sale, at fair value	13,275,735	5,784,812
Interest rate lock commitments ("IRLCs"), at fair value	508,135	245,663
Mortgage servicing rights ("MSRs"), at fair value	2,874,972	3,180,530
MSRs collateral for financing liability, at fair value	205,108	—
Notes receivable and due from affiliates	89,946	96,531
Property and equipment, net	176,446	202,555
Lease right-of-use assets	278,921	—
Forward commitments, at fair value	3,838	895
Loans subject to repurchase right from Ginnie Mae	752,442	534,113
Other assets	499,658	407,180

Total assets	$20,077,327	$11,553,446

Liabilities and equity
Liabilities:
Funding facilities	$12,041,878	$5,076,604
Other financing facilities and debt:
Lines of credit	165,000	165,000
Senior Notes, net	2,233,791	2,229,931
Early buy out facility	196,247	88,324
MSRs financing liability, at fair value	189,987	—
Accounts payable	157,295	92,677
Lease liabilities	314,353	—
Forward commitments, at fair value	43,794	146,229
Investor reserves	54,387	56,943
Notes payable and due to affiliates	35,082	18,319
Loans subject to repurchase right from Ginnie Mae	752,442	534,113
Other liabilities	390,149	364,410

Total liabilities	16,574,405	8,772,550
Equity:
Net parent investment	3,498,065	2,775,594
Accumulated other comprehensive loss	(151)	(868)
Noncontrolling interest	5,008	6,170

Total equity	3,502,922	2,780,896

Total liabilities and equity	$20,077,327	$11,553,446

See accompanying notes to the combined financial statements.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Combined Statements of Income and Comprehensive Income

(Dollars in Thousands)

	Year Ended December 31,
	2019	2018	2017
Income:
Revenue
Gain on sale of loans:
Gain on sale of loans excluding fair value of MSRs, net	$3,139,656	$1,968,716	$2,566,111
Fair value of originated MSRs	1,771,651	959,172	813,085

Gain on sale of loans, net	4,911,307	2,927,888	3,379,196
Loan servicing (loss) income:
Servicing fee income	950,221	820,370	696,639
Change in fair value of MSRs	(1,596,631)	(228,723)	(569,391)

Loan servicing (loss) income, net	(646,410)	591,647	127,248
Interest income (expense):
Interest income	250,750	200,927	159,581
Interest expense on funding facilities	(134,916)	(99,325)	(102,972)

Interest income, net	115,834	101,602	56,609
Other income	739,168	588,412	586,829

Total revenue, net	5,119,899	4,209,549	4,149,882
Expenses
Salaries, commissions and team member benefits	2,082,058	1,703,197	1,686,811
General and administrative expenses	683,116	591,372	540,640
Marketing and advertising expenses	905,000	878,027	787,844
Depreciation and amortization	74,952	76,917	68,813
Interest and amortization expense on non-funding debt	136,853	130,022	77,967
Other expenses	339,549	214,754	215,870

Total expenses	4,221,528	3,594,289	3,377,945

Income before income taxes	898,371	615,260	771,937
Provision for income taxes	(5,984)	(2,643)	(1,228)

Net income	892,387	612,617	770,709
Net loss (income) attributable to noncontrolling interest	1,367	272	(8)

Net income attributable to Rocket Companies	$893,754	$612,889	$770,701

Comprehensive income:
Net income attributable to Rocket Companies	$893,754	$612,889	$770,701
Other comprehensive income (loss)	717	(868)	—

Comprehensive income attributable to Rocket Companies	$894,471	$612,021	$770,701

See accompanying notes to the combined financial statements.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Combined Statements of Changes in Equity

(Dollars in Thousands)

	Net Parent Investment	Accumulated Other Comprehensive (Loss) Income	Total Noncontrolling Interest	Total Equity
Balance, December 31, 2016	$2,506,593	$—	$857	$2,507,450
Net income for 2017	770,701	—	8	770,709
Net transfers to Parent	(474,270)	—	—	(474,270)
Stock-based compensation, net	32,898	—	—	32,898

Balance, December 31, 2017	2,835,922	—	865	2,836,787
Net income (loss) for 2018	612,889	—	(272)	612,617
Other comprehensive loss	—	(868)	(193)	(1,061)
Net transfers to Parent	(706,853)	—	—	(706,853)
Stock-based compensation, net	33,636	—	—	33,636
Noncontrolling interest attributed to acquisition	—	—	5,770	5,770

Balance, December 31, 2018	2,775,594	(868)	6,170	2,780,896
Net income (loss) for 2019	893,754	—	(1,367)	892,387
Other comprehensive income	—	717	160	877
Net transfers to Parent	(210,941)	—	—	(210,941)
Stock-based compensation, net	39,658	—	45	39,703

Balance, December 31, 2019	$3,498,065	$(151)	$5,008	$3,502,922

See accompanying notes to the combined financial statements.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Combined Statements of Cash Flows

(Dollars in Thousands)

	Year Ended December 31,
	2019	2018	2017
Operating activities
Net income	$892,387	$612,617	$770,709
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	74,952	76,917	68,813
(Benefit from) provision for investor reserves	(1,872)	7,458	1,564
Change in noncontrolling interest attributed to acquisition	—	5,770	—
(Increase) decrease in fair value of mortgage loans held for sale	(154,873)	1,288	(86,926)
Origination of mortgage servicing rights	(1,771,651)	(959,172)	(813,084)
Change in fair value of MSRs	1,591,131	228,723	569,391
Gain on sale of loans excluding fair value of other financial instruments, net	(2,615,061)	(2,123,116)	(2,731,408)
Disbursements of mortgage loans held for sale	(144,002,172)	(83,555,240)	(85,471,569)
Proceeds from sale of loans held for sale	139,281,183	87,068,203	87,281,614
Gain on acquisition of business	—	—	(8,569)
Stock-based compensation expense	39,703	33,636	32,898
Change in assets and liabilities:
Interest rate lock commitments	(262,472)	5,037	43,967
Forward commitments assets	(2,943)	307	200,862
Due from affiliates	3,754	(554)	36,156
Other assets	(29,176)	(63,453)	(1,233)
Accounts payable	64,618	(49,052)	(10,116)
Due to affiliates	6,763	11,109	7,102
Forward commitments liabilities	(102,435)	140,311	5,830
Premium recapture and indemnification losses paid	(684)	(645)	(1,863)
Other liabilities	29,597	(13,662)	(136,862)

Total adjustments	(7,851,638)	813,865	(1,013,433)

Net cash (used in) provided by operating activities	(6,959,251)	1,426,482	(242,724)
Investing activities
Proceeds from sale of MSRs	136,820	—	—
Net decrease (increase) in notes receivable from affiliates	2,830	(1,335)	(923)
(Increase) decrease in mortgage loans held for investment	(18,914)	(521)	2,344
Cash paid for acquisitions and investments of businesses	—	(28,147)	(22,603)
Purchase and other additions of property and equipment, net of disposals	(48,842)	(64,473)	(67,780)

Net cash provided by (used in) investing activities	71,894	(94,476)	(88,962)
Financing activities
Net borrowings (payments) on funding facilities	6,965,275	(1,044,180)	303,017
Net (payments) borrowings on lines of credit	—	(10,000)	175,000
Borrowings on Senior Notes	—	—	988,393
Net borrowings on early buy out facility	107,923	88,324	—
Net borrowings notes payable from unconsolidated affiliates	10,000	—	—
Proceeds from MSRs financing liability	325,182	—	—
Net transfers to Parent	(210,941)	(706,853)	(474,270)

Net cash provided by (used in) financing activities	7,197,439	(1,672,709)	992,140
Effects of exchange rate changes on cash and cash equivalents	877	(1,061)	—

Net increase (decrease) in cash and cash equivalents and restricted cash	310,959	(341,764)	660,454
Cash and cash equivalents and restricted cash, beginning of year	1,101,167	1,442,931	782,477

Cash and cash equivalents and restricted cash, end of year	$1,412,126	$1,101,167	$1,442,931

Non-cash activities
Loans transferred to other real estate owned	$2,451	$1,932	$1,446
Supplemental disclosures
Cash paid for interest	$255,788	$207,539	$174,208
Cash paid for income taxes, net	$9,205	$1	$965
Cash paid for interest on related party borrowings	$3,883	$—	$—

See accompanying notes to the combined financial statements.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements

(Dollars in Thousands)

1. Business, Basis of Presentation, and Accounting Policies

        The accompanying combined financial statements include all of the assets, liabilities and results of operations of twelve subsidiaries of Rock Holdings Inc. ("Rock Holdings", "RHI"), which are Quicken Loans Inc., EFB Holdings Inc. ("Edison Financial"), Lendesk Canada Holdings Inc., LMB HoldCo LLC ("Core Digital Media"), RCRA Holdings LLC ("Rock Connections" and "Rocket Auto"), RockTech Canada Inc., Rock Central LLC, Rocket Homes Real Estate LLC ("Rocket Homes"), RockLoans Holdings LLC ("Rocket Loans"), Amrock, Inc. ("Amrock"), Nexsys Technologies LLC ("Nexsys"), and Woodward Capital Management LLC (collectively, the "Combined Businesses", "Rocket Companies", "we", "us", "our", the "Company"). Our Detroit-based company helps our clients achieve the American dream of home ownership and financial freedom. We are committed to providing an industry-leading client experience powered by our award-winning culture and innovative technologies. Quicken Loans almost exclusively offers agency-conforming and government-insured mortgage loan products, which are marketed directly to consumers in all 50 states through the internet, national television, and other marketing channels. Core Digital Media is a lead generation and online marketing company that provides services to consumers on the internet, and to clients seeking marketing and agency advertising services. Rocket Homes is the preferred real estate partner of Quicken Loans and assists clients nationwide with buying or selling a home through various product offerings to meet the client's needs. Rocket Loans operates an online lending platform where consumers can get an unsecured personal loan issued by a state-chartered bank. Amrock is a provider of title insurance services, property valuations, and settlement services for both residential and commercial real estate transactions. Rock Connections is a marketing company that offers an array of services, including inbound and outbound contact solutions, appointment setting and scheduling, prequalifying prospective clients, lead generation, lead and efficiency consulting, and providing proactive solution-oriented reporting and analytics. In late 2018, Rock Connections also launched the Rocket Auto brand and began selling cars. Our business operations are organized into the following two segments: (1) Direct to Consumer, (2) Partner Network (refer to Note 16, Segments).

Basis of Presentation

        The Combined Businesses have historically operated as part of RHI and not as a stand-alone entity. The combined financial statements represent the results of operations, financial position, cash flows and changes in equity of the combined subsidiaries of RHI mentioned above, prepared on a stand-alone basis and have been derived from the consolidated financial statements and accounting records of RHI. All revenues and expenses as well as assets and liabilities that are either legally attributable to us or directly associated with our business activities are included in the combined financial statements. Net parent investment represents RHI's interest in the recorded net assets of the Company. All significant transactions between the Company and RHI have been included in the accompanying combined financial statements and are reflected in the accompanying Combined Statements of Changes in Equity as "Net transfers to parent" and in the accompanying combined balance sheets within "Net parent investment."

        All significant intercompany transactions and accounts between the businesses comprising the Company have been eliminated in the accompanying combined financial statements. Our combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Our Combined Statements of Income and

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

1. Business, Basis of Presentation, and Accounting Policies (Continued)

Comprehensive Income include an allocation of executive management compensation for services provided to RHI and its subsidiaries. We believe the assumptions underlying the combined financial statements, including the assumptions regarding allocation of expenses from RHI are reasonable. The executive management compensation expense has been allocated based on time incurred for services provided to the Combined Businesses. Total costs allocated to us for these services were $52,250, $47,301 and $44,388 for the years ended December 31, 2019, 2018 and 2017, respectively, and were included in salaries, commissions and team member benefits in our Combined Statements of Income and Comprehensive Income.

        The Company's derivatives, IRLCs, mortgage loans held for sale, MSRs (including MSRs collateral for financing liability and MSRs financing liability), and investments are measured at fair value on a recurring basis. Additionally, other assets may be required to be measured at fair value in the combined financial statements on a nonrecurring basis. Examples of such measurements are mortgage loans transferred between held for investment and held for sale, certain impaired loans, and other real estate owned. For further details of the Company's transactions refer to Note 2, Fair Value Measurements.

        All transactions and accounts between RHI and the Company have a history of settlement or are expected to be settled for cash, and are reflected as related party transactions. For further details of the Company's related party transactions refer to Note 7, Transactions with Related Parties.

        The combined financial statements may not include all of the expenses that would have been incurred had we been a stand-alone company during the periods presented and may not reflect our combined results of operations, financial position and cash flows had we been a stand-alone company during the periods presented. The amount of actual expenses that would have been incurred if we had operated as a stand-alone company would depend on a number of factors, including our chosen organizational structure, strategic decisions made in various areas, including information technology and infrastructure. We also may incur additional costs associated with being a stand-alone, publicly listed company that were not included in the expense allocations and, therefore, would result in additional costs that are not reflected in our historical statements of income and comprehensive income, balance sheets and cash flows.

Management Estimates

        The preparation of combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Although management is not currently aware of any factors that would significantly change its estimates and assumptions, actual results may differ from these estimates.

Subsequent Events

        In preparing these combined financial statements, the Company evaluated events and transactions for potential recognition or disclosure through June 22, 2020, the date these combined

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

1. Business, Basis of Presentation, and Accounting Policies (Continued)

financial statements were available to be issued. Refer to Note 6, Borrowings for disclosures on changes to the Company's debt agreement, Note 7, Transactions with Related Parties for the resolution of loans with related parties, Note 13, Commitments, Contingencies, and Guarantees regarding litigation matters pertaining to the HouseCanary suit, and to Note 15, Stock-Based Compensation for disclosures on accelerations of the Company's stock awards that occurred subsequent to December 31, 2019.

        Effective January 2, 2020, Amrock became a wholly owned subsidiary of Amrock Holdings Inc. Amrock Holdings Inc. is a wholly owned subsidiary of Rock Holdings. This was done through a transfer of shares of common stock and does not create a new basis event because the entities are under common control.

        In April 2020, Quicken Loans LLC converted its corporate structure to an LLC and changed its name from Quicken Loans Inc. to Quicken Loans, LLC.

        Subsequent to December 31, 2019, cash distributions were made in the total amount of $321,471.

        At the time of issuance of this report, the direct and indirect impacts that the COVID-19 pandemic and recent market volatility may have on the Company's financial statements are uncertain. The Company cannot reasonably estimate the magnitude of the impact these events may ultimately have on its results of operations, liquidity or financial position. However, management of the Company is unaware of any known adverse material risk or event that should be recognized in the financial statements at this time.

Revenue Recognition

        On January 1, 2018, the Company adopted ASC 606, Revenue Recognition. The adoption of the standard had an immaterial impact on the combined financial statements.

        Gain on sale of loans, net—Gain on sale of loans, net includes all components related to the origination and sale of mortgage loans, including (1) net gain on sale of loans, which represents the premium we receive in excess of the loan principal amount and certain fees charged by investors upon sale of loans into the secondary market, (2) loan origination fees (credits), points and certain costs, (3) provision for or benefit from investor reserves, (4) the change in fair value of interest rate locks and loans held for sale, (5) the gain or loss on forward commitments hedging loans held for sale and interest rate lock commitments (IRLCs), and (6) the fair value of originated MSRs. An estimate of the gain on sale of loans, net is recognized at the time an IRLC is issued, net of a pull-through factor. Subsequent changes in the fair value of IRLCs and mortgage loans held for sale are recognized in current period earnings. When the mortgage loan is sold into the secondary market, any difference between the proceeds received and the current fair value of the loan is recognized in current period earnings in gain on sale of loans, net. Included in gain on sale of loans, net is the fair value of originated MSRs, which represents the estimated fair value of MSRs related to loans which we have sold and retained the right to service. Refer to Note 3, Mortgage Servicing Rights for information related to the gain/(loss) on changes in the fair value of MSRs.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

1. Business, Basis of Presentation, and Accounting Policies (Continued)

        Loan servicing (loss) income, net—Loan servicing (loss) income, net includes income from servicing, sub-servicing and ancillary fees, and is recorded to income as earned, which is upon collection of payments from borrowers. This amount also includes the Change in fair value of MSRs, which is the adjustment for the fair value measurement of the MSR asset as of the respective balance sheet date.

        Interest income, net—Interest income includes interest earned on mortgage loans held for sale and mortgage loans held for investment net of the interest expense paid on our loan funding facilities. Interest income is recorded as earned and interest expense is recorded as incurred.

        Other income—Other income is derived primarily from lead generation revenue, professional service fees, real estate network referral fees,              contact center revenue, closing fees, net appraisal revenue, and net title insurance fees.

        Amrock title insurance fees, net—Title insurance fees relate to income the Company recognizes from providing title insurance services, including title search services and title insurance policies. Title insurance fees are reported net of the portion of premium related to title insurance policies remitted to the underwriters where Amrock acts as an agent of the underwriter and gross in all other instances where Amrock acts as principal. Amrock title insurance fees, net were $280,114, $201,106, and $243,867 for the years ended December 31, 2019, 2018 and 2017, respectively.

        The following revenue streams fall within the scope of ASC Topic 606—Revenue from Contracts with Customers and are disaggregated hereunder:

          Core Digital Media lead generation revenue— The Company recognizes online consumer acquisition revenue based on successful delivery of marketing leads to a client at a fixed fee per lead. This service is satisfied at the time the lead is delivered, at which time revenue for the service is recognized. Online consumer acquisition revenue, net of intercompany eliminations, was $41,895, $79,774 and $36,297 for the years ended December 31, 2019, 2018 and 2017, respectively.

          Professional service fees— The Company recognizes professional service fee revenue based on the delivery of services (e.g. human resources, technology, training) over the term of a contract. Consideration for the promised services is received through a combination of a fixed fee for the period and incremental fees paid for optional services that are available at an incremental rate determined at the time such services are requested. The Company recognizes the annual fee ratably over the life of the contract, as the performance obligation is satisfied equally over the term of the contract. For the optional services, revenue is only recognized at the time the services are requested and delivered and pricing is agreed upon. Professional service fee revenues were $8,320, $5,088 and $3,060 for the years ended December 31, 2019, 2018 and 2017, respectively, and were rendered entirely to related parties.

          Rocket Homes real estate network referral fees— The Company recognizes real estate network referral fee revenue based on arrangements with partner agencies contingent on the closing of a transaction. As this revenue stream is variable, and is contingent on the successful transaction close, the revenue is constrained until the occurrence of the transaction. At this

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

1. Business, Basis of Presentation, and Accounting Policies (Continued)

  point, the constraint on recognizing revenue is deemed to have been lifted and revenue is recognized for the consideration expected to be received. Real estate network referral fees were $39,924, $33,229 and $34,363 for the years ended December 31, 2019, 2018 and 2017, respectively.

          Rock Connections contact center revenue— The Company recognizes contact center revenue for communication services including client support and sales. Consideration received includes a fixed base fee and/or a variable contingent fee. The fixed base fee is recognized ratably over the period of performance, as the performance obligation is considered to be satisfied equally throughout the service period. The variable contingent fee related to car sales is constrained until the sale of the car is completed. Contact center revenue was $27,055, $23,043 and $10,479 for the years ended December 31, 2019, 2018 and 2017, respectively.

        Amrock closing fees—The Company recognizes closing fees for non-recurring services provided in connection with the origination of the loan. These fees are recognized at the time of loan closing for purchase transactions or at the end of a client's three-day rescission period for refinance transactions, which represents the point in time the loan closing services performance obligation is satisfied. The consideration received for closing services is a fixed fee per loan that varies by state and loan type. Amrock closing fees were $200,920, $139,176, and $170,546 for the years ended December 31, 2019, 2018, and 2017, respectively.

        Amrock appraisal revenue, net—The Company recognizes appraisal revenue when the appraisal service is completed. The Company may choose to deliver appraisal services directly to its client or subcontract such services to a third-party licensed and/or certified appraiser. In instances where the Company performs the appraisal, revenue is recognized as the gross amount of consideration received at a fixed price per appraisal. The Company is an agent in instances where a third-party appraiser is involved in the delivery of appraisal services and revenue is recognized net of third-party appraisal expenses. Amrock appraisal revenue, net was $76,200, $64,515, and $65,119 for the years ended December 31, 2019, 2018, and 2017, respectively.

Marketing and Advertising Costs

        Marketing and advertising costs for direct and non-direct response advertising are expensed as incurred. The costs of brand marketing and advertising are expensed in the period the advertising space or airtime is used.

        The Company incurred marketing and advertising costs related to the naming rights for Rocket Mortgage Field House and other promotional sponsorships, which are related parties. For the years ended December 31, 2019, 2018 and 2017, the Company incurred expenses of $9,675, $12,281 and $3,414, respectively, related to these arrangements.

Cash, Cash Equivalents and Restricted Cash

        The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. We maintain our bank accounts with a relatively small number of high-quality financial institutions.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

1. Business, Basis of Presentation, and Accounting Policies (Continued)

        Restricted cash as of December 31, 2019 and 2018 consisted of cash on deposit for a repurchase facility, client application deposits, title premiums collected from insureds that are due to the underwritten insurance company and a $25,000 bond.

	Years Ended December 31,
	2019	2018	2017
Cash and cash equivalents	$1,350,972	$1,053,884	$1,417,847
Restricted cash	61,154	47,283	25,084

Total cash, cash equivalents, and restricted cash in the statement of cash flows	$1,412,126	$1,101,167	$1,442,931

Mortgage Loans Held for Sale

        The Company has elected the fair value option for accounting for mortgage loans held for sale.

        Included in mortgage loans held for sale are loans originated as held for sale that are expected to be sold into the secondary market and loans that have been previously sold and repurchased from investors that management intends to resell into the secondary market, which are all recorded at fair value.

        Refer to Note 4, Mortgage Loans Held for Sale, for further information.

Derivative Financial Instruments

        The Company enters into interest rate lock commitments ("IRLCs"), forward commitments to sell mortgage loans and forward commitments to purchase loans, which are considered derivative financial instruments. These items are accounted for as free-standing derivatives and are included in the combined balance sheets at fair value. The Company treats all of its derivative instruments as economic hedges; therefore, none of its derivative instruments qualify for designation as accounting hedges. Changes in the fair value of the IRLCs and forward commitments to sell mortgage loans are recorded in current period earnings and are included in gain on sale of loans, net in the Combined Statements of Income and Comprehensive Income. Forward commitments to purchase mortgage loans are recognized in current period earnings and are included in gain on sale of loans in the Combined Statements of Income and Comprehensive Income.

        The Company enters into IRLCs to fund residential mortgage loans with its potential borrowers. These commitments are binding agreements to lend funds to these potential borrowers at specified interest rates within specified periods of time.

        The fair value of IRLCs is derived from the fair value of similar mortgage loans or bonds, which is based on observable market data. Changes to the fair value of IRLCs are recognized based on changes in interest rates, changes in the probability that the commitment will be exercised, and the passage of time. The expected net future cash flows related to the associated servicing of the loan are included in the fair value measurement of rate locks.

        IRLCs and uncommitted mortgage loans held for sale expose the Company to the risk that the value of the mortgage loans held and mortgage loans underlying the commitments may decline due

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

1. Business, Basis of Presentation, and Accounting Policies (Continued)

to increases in mortgage interest rates during the life of the commitments. To protect against this risk, the Company uses forward loan sale commitments to economically hedge the risk of potential changes in the value of the loans. These derivative instruments are recorded at fair value. The Company expects that the changes in fair value of these derivative financial instruments will either fully or partially offset the changes in fair value of the IRLCs and uncommitted mortgage loans held for sale. The changes in the fair value of these derivatives are recorded in gain on sale of loans, net.

        MSR assets (including the MSR value associated with outstanding IRLCs) that the Company plans to sell expose the Company to the risk that the value of the MSR asset may decline due to decreases in mortgage interest rates prior to the sale of these assets. To protect against this risk, the Company uses forward loan purchase commitments to economically hedge the risk of potential changes in the value of MSR assets that have been identified for sale. These derivative instruments are recorded at fair value. The Company expects that the changes in fair value of these derivative financial instruments will either fully or partially offset the changes in fair value of the MSR assets the Company intends to sell. The changes in fair value of these derivatives are recorded in the change in fair value of MSRs, net.

        Forward commitments include to-be-announced ("TBA") mortgage-backed securities that have been aggregated at the counterparty level for presentation and disclosure purposes. Counterparty agreements contain a legal right to offset amounts due to and from the same counterparty under legally enforceable master netting agreements to settle with the same counterparty, on a net basis, as well as the right to obtain cash collateral. Forward commitments also include commitments to sell loans to counterparties and to purchase loans from counterparties at determined prices. Refer to Note 12, Derivative Financial Instruments for further information.

Mortgage Servicing Rights

        Mortgage servicing rights are recognized as assets on the Combined Balance Sheet when loans are sold and the associated servicing rights are retained. The Company maintains one class of MSR asset and has elected the fair value option. These MSRs are recorded at fair value, which is determined using a valuation model that calculates the present value of estimated future net servicing fee income. The model includes estimates of prepayment speeds, discount rate, cost to service, float earnings, contractual servicing fee income, and ancillary income and late fees, among others. These estimates are supported by market and economic data collected from various outside sources.

        During 2019, the Company began using derivatives to economically hedge the risk of changes in the fair value of certain MSRs measured at fair value. The changes in the fair value of derivatives that serve to mitigate certain risks associated with the certain MSRs are recorded in current period earnings. The amount recognized through earnings has not been material. Refer to Note 3, Mortgage Servicing Rights for further information.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

1. Business, Basis of Presentation, and Accounting Policies (Continued)

Property and Equipment

        Property and equipment are recorded at cost, less accumulated depreciation. Depreciation of property and equipment is generally computed on a straight-line basis over the estimated useful lives of the assets. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the estimated useful lives or the remaining lease terms. Depreciation is not recorded on projects-in-process until the project is complete and the associated assets are placed into service or are ready for the intended use. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts; any resulting gain or loss is credited or charged to operations. Costs of maintenance and repairs are charged to expense as incurred. Refer to Note 5, Property and Equipment for further information.

Ginnie Mae Loans Subject to Repurchase Right

        For certain loans sold to Ginnie Mae, the Company as the servicer has the unilateral right to repurchase any individual loan in a Ginnie Mae securitization pool if that loan meets defined criteria, including being delinquent greater than 90 days. Once the Company has the unilateral right to repurchase the delinquent loan, the Company has effectively regained control over the loan and must re-recognize the loan on the Combined Balance Sheet and establish a corresponding finance liability regardless of the Company's intention to repurchase the loan.

Income Taxes

        The Combined Businesses include C corporations that have elected to be treated as Subchapter S subsidiary corporation's or single member LLC's, both of which are disregarded for federal income tax purposes. The RHI shareholders are responsible for the federal income tax liabilities of RHI and the Combined Businesses. Therefore, no provision for federal income taxes is necessary.

        Provision for income taxes in the combined financial statements are computed using the liability method. Under this method, deferred income taxes are provided for differences between the financial accounting and income tax basis of assets and liabilities. In assessing the need for a valuation allowance, both positive and negative evidence related to the likelihood of realization of the deferred tax assets is considered. If, based on the weight of the available evidence, it is more likely than not that the deferred tax assets will not be realized, a valuation allowance is recorded. Refer to Note 11, Income Taxes for further information.

Stock-Based Compensation

        Stock-Based compensation is comprised of both equity and liability awards and is measured and expensed accordingly under Accounting Standards Codification ("ASC") 718 Compensation-Stock Compensation. Refer to Note 15, Stock-Based Compensation for further information.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

1. Business, Basis of Presentation, and Accounting Policies (Continued)

Recently Adopted Accounting Pronouncements

        On January 1, 2019, the Company early adopted Accounting Standards Update ("ASU") 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This guidance simplifies the subsequent measurement of goodwill by eliminating Step 2 of the goodwill impairment testing model. The Guidance also eliminated the requirements for any reporting unit with a zero or negative carrying value to perform a qualitative assessment and, if it fails that qualitative step, to perform Step 2 of the goodwill impairment test. Therefore, the same impairment test applies to all reporting units. The Company applied the amendments in this update on a prospective basis. The impact of the adoption of this ASU did not have a material impact on the combined financial statements.

        On January 1, 2019, the Company early adopted the Financial Accounting Standards Board ("FASB") issued ASU 2018-13, Fair Value Measurement—Disclosure Framework (Topic 820) Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The main provisions in this update include removal of the following disclosure requirements from this ASC: 1) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, 2) the policy for timing of transfers between levels and 3) the valuation processes for Level 3 fair value measurements. This standard adds disclosure requirements to report the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period, and for certain unobservable inputs an entity may disclose other quantitative information in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements. The Company adopted this new standard on a retrospective basis. The impact of the adoption of this ASU has been reflected in Note 2, Fair Value Measurements.

        On January 1, 2019, the Company adopted ASU No. 2016-02, Leases (Topics 842). The standard requires lessees to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use (ROU) assets, with the exception of short-term leases. The new standard eliminates real estate-specific guidance and changes what would be considered initial direct costs. The update also requires quantitative and qualitative disclosures regarding key information about leasing arrangements. All entities will classify leases to determine how to recognize lease-related revenue and expense. Lessee accounting for finance leases, as well as lessor accounting, are largely unchanged.

        The Company prospectively adopted the provisions of the standard and elected to not reassess the prior ASC 840 conclusions for leases that commenced before the effective date. Additionally, the Company elected not to reassess its previous evaluation of the lease term, the exercise of any purchase options and impairment of ROU assets for transitioned leases. For in-lease arrangements where the company is the lessee, the Company elected to not separate non-lease components of a contract from the lease component to which they relate. Per the Company's election, any leases having a lease term of 12 months or less will not be recognized on the balance sheet. In determining a discount rate for transitioned leases, the Company will elect to take into account only the remaining lease term and lease payments post-transition date, rather than determining the discount rate as of lease inception date.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

1. Business, Basis of Presentation, and Accounting Policies (Continued)

        At adoption, the Company recognized a lease liability of $336,293 and a ROU asset of approximately $303,889 on the Combined Balance Sheets related to its future lease payments as a lessee under operating leases. Adoption of the standard did not have a material impact on the Combined Statements of Income and Comprehensive Income. Refer to Note 8, Leases for additional details.

Accounting Standards Issued but Not Yet Adopted

        In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and issued subsequent amendments to the initial guidance under ASU 2018-19, ASU 2019-04 and ASU 2019-05 (collectively, "Topic 326"). This guidance will replace the incurred loss model currently used and requires the measurement of all expected credit losses for financial assets held at the reporting date based upon historical information, current conditions, and reasonable and supportable forecasts. The determination of credit loss estimates will now include forward-looking information, and additional disclosures related to credit risk will be required. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Topic 326 also requires allowances to be recorded for purchased financial assets with credit deterioration, instead of reducing the amortized cost of the investment. For most instruments, entities must apply the standard using a cumulative-effect adjustment to the balance sheet upon adoption.

        The Company plans to adopt the new standard effective January 1, 2020 and has identified and implemented appropriate changes, where necessary, related to controls, processes and accounting policies and disclosures. Financial assets held by the Company subject to the "expected credit loss" model prescribed by Topic 326 include money market funds, notes and other receivables, and loans subject to repurchase right from Ginnie Mae. The adoption of this guidance, including an acceleration in the timing for recognition of credit losses due to the requirement to record expected losses over the remaining contractual lives of its financial instruments, will not have a material impact on the Company's combined financial statements.

2. Fair Value Measurements

        Fair value is the price that would be received if an asset were sold or the price that would be paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. Required disclosures include classification of fair value measurements within a three-level hierarchy (Level 1, Level 2, and Level 3). Classification of a fair value measurement within the hierarchy is dependent on the classification and significance of the inputs used to determine the fair value measurement. Observable inputs are those that are observed, implied from, or corroborated with externally available market information. Unobservable inputs represent the Company's estimates of market participants' assumptions.

        Fair value measurements are classified in the following manner:

        Level 1—Valuation is based on quoted prices in active markets for identical assets or liabilities at the measurement date.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

2. Fair Value Measurements (Continued)

        Level 2—Valuation is based on either observable prices for identical assets or liabilities in inactive markets, observable prices for similar assets or liabilities, or other inputs that are derived directly from, or through correlation to, observable market data at the measurement date.

        Level 3—Valuation is based on the Company's internal models using assumptions at the measurement date that a market participant would use.

        In determining fair value measurement, the Company uses observable inputs whenever possible. The level of a fair value measurement within the hierarchy is dependent on the lowest level of input that has a significant impact on the measurement as a whole. If quoted market prices are available at the measurement date or are available for similar instruments, such prices are used in the measurements. If observable market data is not available at the measurement date, judgment is required to measure fair value.

        The following is a description of measurement techniques for items recorded at fair value on a recurring basis. There were no material items recorded at fair value on a nonrecurring basis as of December 31, 2019 or December 31, 2018.

        Mortgage loans held for sale:    Loans held for sale that trade in active secondary markets are valued using Level 2 measurements derived from observable market data, including market prices of securities backed by similar mortgage loans adjusted for certain factors to approximate the fair value of a whole mortgage loan, including the value attributable to mortgage servicing and credit risk. Loans held for sale for which there is little to no observable trading activity of similar instruments are valued using Level 3 measurements based upon dealer price quotes.

        IRLCs:    The fair value of IRLCs is based on current market prices of securities backed by similar mortgage loans (as determined above under mortgage loans held for sale), net of costs to close the loans, subject to the estimated loan funding probability, or "pull-through factor". Given the significant and unobservable nature of the pull-through factor, IRLCs are classified as Level 3.

        MSRs:    The fair value of MSRs (including MSRs collateral for financing liability and MSRs financing liability) is determined using a valuation model that calculates the present value of estimated net future cash flows. The model includes estimates of prepayment speeds, discount rate, cost to service, float earnings, contractual servicing fee income, and ancillary income among others. These fair value measurements are classified as Level 3.

        Forward commitments:    The Company's forward commitments are valued based on quoted prices for similar assets in an active market with inputs that are observable and are classified within Level 2 of the valuation hierarchy.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

        The table below shows a summary of financial statement items that are measured at estimated fair value on a recurring basis, including assets measured under the fair value option. There were no

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

2. Fair Value Measurements (Continued)

material transfers of assets or liabilities recorded at fair value on a recurring basis between Levels 1, 2 or 3 during the years ended December 31, 2019 or the year ended December 31, 2018.

	Level 1	Level 2	Level 3	Total
Balance at December 31, 2019
Assets:
Mortgage loans held for sale	$—	$12,966,942	$308,793	$13,275,735
IRLCs	—	—	508,135	508,135
MSRs	—	—	2,874,972	2,874,972
MSRs collateral for financing liability(1)	—	—	205,108	205,108
Forward commitments	—	3,838	—	3,838

Total assets	$—	$12,970,780	$3,897,008	$16,867,788
Liabilities:
Forward commitments	$—	$43,794	$—	$43,794
MSRs financing liability(1)	—	—	189,987	189,987

Total liabilities	$—	$43,794	$189,987	$233,781
Balance at December 31, 2018
Assets:
Mortgage loans held for sale	$—	$5,590,060	$194,752	$5,784,812
IRLCs	—	—	245,663	245,663
MSRs	—	—	3,180,530	3,180,530
Forward commitments	—	895	—	895

Total assets	$—	$5,590,955	$3,620,945	$9,211,900
Liabilities:
Forward commitments	$—	$146,229	$—	$146,229

(1)
Refer to Note 3, Mortgage Servicing Rights for further information regarding both the MSRs collateral for financing liability and MSRs financing liability.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

2. Fair Value Measurements (Continued)

        The following tables present the quantitative information about recurring Level 3 fair value financial instruments and the fair value measurements as of:

	December 31, 2019	December 31, 2018
Unobservable Input	Range (Weighted Average)	Range (Weighted Average)
Mortgage loans held for sale
Dealer pricing	75% - 103% (98%)	77% - 102% (96%)
IRLCs
Loan funding probability	0% - 100% (72%)	0% - 100% (71%)
MSRs, MSRs collateral for financing liability, and MSRs financing liability
Discount rate	9.5% - 12.0% (10.0%)	9.5% - 12.0% (10.0%)
Conditional prepayment rate	7.4% - 44.5% (14.5%)	7.7% - 30.6% (10.8%)

        The table below presents a reconciliation of Level 3 assets measured at fair value on a recurring basis for the years ended December 31, 2019 and 2018. Mortgage servicing rights (including MSRs collateral for financing liability and MSRs financing liability) are also classified as a Level 3 asset measured at fair value on a recurring basis and its reconciliation is found in Note 3, Mortgage Servicing Rights.

	Loans Held for Sale	IRLCs
Balance at December 31, 2018	$194,752	$245,663
Transfers in(1)	1,058,143	—
Transfers out/principal reductions(1)	(945,444)	—
Net transfers and revaluation gains	—	262,472
Total gains included in net income	1,342	—

Balance at December 31, 2019	$308,793	$508,135

Balance at December 31, 2017	$45,591	$250,700
Transfers in(1)	1,272,318	—
Transfers out/principal reductions(1)	(1,118,778)	—
Net transfers and revaluation gains	—	(5,037)
Total gains included in net income	(4,379)	—

Balance at December 31, 2018	$194,752	$245,663

(1)
Transfers in represent loans repurchased from investors or loans originated for which an active market currently does not exist. Transfers out primarily represent loans sold to third parties and loans paid in full.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

2. Fair Value Measurements (Continued)

Fair Value Option

        The following is the estimated fair value and unpaid principal balance ("UPB") of mortgage loans held for sale that have contractual principal amounts and for which the Company has elected the fair value option. The fair value option was elected for mortgage loans held for sale as the Company believes fair value best reflects their expected future economic performance:

	Fair Value	Principal Amount Due Upon Maturity	Difference(1)
Balance at December 31, 2019	$13,275,735	$12,929,143	$346,592
Balance at December 31, 2018	$5,784,812	$5,593,093	$191,719

(1)
Represents the amount of gains included in Gain on sale of loans, net due to changes in fair value of items accounted for using the fair value option.

        Disclosures of the fair value of certain financial instruments are required when it is practical to estimate the value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.

        The following table presents the carrying amounts and estimated fair value of financial liabilities that are not recorded at fair value on a recurring or non-recurring basis. This table excludes cash and cash equivalents, restricted cash and cash equivalents, warehouse borrowings, and line of credit borrowing facilities as these financial instruments are highly liquid or short-term in nature and as a result, their carrying amounts approximate fair value:

	December 31, 2019		December 31, 2018
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Senior Notes, due 5/1/2025	$1,241,012	$1,297,250	$1,239,300	$1,176,413
Senior Notes, due 1/15/2028	$992,779	$1,046,683	$990,631	$907,657

        The fair value of Senior Notes, was calculated using the observable bond price at December 31, 2019 and December 31, 2018, respectively. The Senior Notes are classified as Level 2 in the fair value hierarchy.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

3. Mortgage Servicing Rights

        The following table summarizes changes to the MSR assets for the years ended:

	December 31,
	2019	2018
Fair value, beginning of period	$3,180,530	$2,450,081
MSRs originated	1,771,651	959,172
MSRs transferred to MSRs collateral for financing liability(1)	(340,303)	—
MSRs sales	(145,775)	—
Changes in fair value:
Due to changes in valuation model inputs or assumptions(2)	(784,401)	326,637
Due to collection/realization of cash flows	(806,730)	(555,360)

Total changes in fair value	(1,591,131)	(228,723)

Fair value, end of period	$2,874,972	$3,180,530

(1)
The fair value of the MSRs collateral for financing liability as of December 31, 2019 is $205,108 as a result of change in fair value of $150,316. The fair value of the MSRs financing liability as of December 31, 2019 is $189,987 as a result of a change in fair value of $150,316. Refer below for additional details related to the MSR financing transaction.

(2)
Reflects changes in assumptions including discount rates and prepayment speed assumptions, mostly due to changes in market interest rates.

        The total UPB of mortgage loans serviced, excluding subserviced loans, at December 31, 2019 and 2018 was $311,718,188 and $297,558,369, respectively. The portfolio primarily consists of high quality performing agency and government (FHA and VA) loans. As of December 31, 2019, delinquent loans (defined as 60-plus days past-due) were 1.01% of our total portfolio.

        During the third quarter of 2019, the Company sold MSRs with a book value of approximately $340,000 relating to certain single-family mortgage loans. Based on the contract terms, the sale of those MSRs did not qualify for sale accounting treatment under U.S. GAAP. As a result, the Company is required to retain the MSRs asset (i.e., MSRs collateral for financing liability) and the MSRs liability (i.e., MSRs financing liability) on the balance sheet until certain contractual provisions lapse in June 2020. These MSRs will continue to be reported on the balance sheet at fair value using a valuation methodology consistent with the Company's method for valuing MSRs until those contractual provisions lapse. Furthermore, the net change in fair market value ("FMV") of the MSRs asset and liability from this sale is captured within loan servicing (loss) income, net in the Combined Statements of Income and Comprehensive Income. During 2019, the Company had $150,316 of unrealized gains relating to the MSRs liability and an offsetting $150,316 of unrealized losses relating to the MSRs asset. Additionally, terms of the agreement require quarterly adjustments to the sales price for changes in prepayment rates at the time of sale for a period of one year. Depending

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

3. Mortgage Servicing Rights (Continued)

on these prepayment speeds the Company may either receive or pay additional funds from this transaction. Furthermore, in the fourth quarter of 2019, the Company also sold MSRs with a book value of approximately $146,000 relating to certain single-family mortgage loans, which qualified for sale accounting treatment under U.S. GAAP. In total throughout 2019, the Company sold the servicing for approximately 153,000 loans with approximately $42,500,000 in UPB.

        The following is a summary of the weighted average discount rate and prepayment speed assumptions used to determine the fair value of MSRs as well as the expected life of the loans in the servicing portfolio:

	December 31,
	2019	2018
Discount rate	9.98%	9.95%
Prepayment speeds	14.53%	10.77%
Life (in years)	5.33	6.44

        The key assumptions used to estimate the fair value of MSRs are prepayment speeds and the discount rate. Increases in prepayment speeds generally have an adverse effect on the value of MSRs as the underlying loans prepay faster. In a declining interest rate environment, the fair value of MSRs generally decreases as prepayments increase and therefore, the estimated life of the MSRs and related cash flows decrease. Decreases in prepayment speeds generally have a positive effect on the value of MSRs as the underlying loans prepay less frequently. In a rising interest rate environment, the fair value of MSRs generally increases as prepayments decrease and therefore, the estimated life of the MSRs and related cash flows increase. Increases in the discount rate result in a lower MSR value and decreases in the discount rate result in a higher MSR value. MSR uncertainties are hypothetical and do not always have a direct correlation with each assumption. Changes in one assumption may result in changes to another assumption, which might magnify or counteract the uncertainties.

        The following table stresses the discount rate and prepayment speeds at two different data points:

	Discount Rate		Prepayment Speeds
	100 BPS Adverse Change	200 BPS Adverse Change	10% Adverse Change	20% Adverse Change
December 31, 2019
Mortgage servicing rights	$(101,495)	$(195,894)	$(133,039)	$(259,346)
December 31, 2018
Mortgage servicing rights	$(120,368)	$(228,831)	$(114,537)	$(218,179)

4. Mortgage Loans Held for Sale

        The Company sells substantially all of its originated mortgage loans into the secondary market. The Company may retain the right to service some of these loans upon sale through ownership of

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

4. Mortgage Loans Held for Sale (Continued)

servicing rights. A reconciliation of the changes in mortgage loans held for sale to the amounts presented on the Combined Statements of Cash Flows for the years ended:

	Years Ended December 31,
	2019	2018	2017
Balance at the beginning of period	$5,784,812	$7,175,947	$6,167,658
Disbursements of mortgage loans held for sale	144,002,172	83,555,240	85,471,569
Proceeds from sales of mortgage loans held for sale(1)	(139,266,350)	(87,056,276)	(87,274,455)
Gain on sale of mortgage loans excluding fair value of other financial instruments, net(2)	2,600,228	2,111,189	2,724,249
Increase (decrease) in fair value of mortgage loans held for sale	154,873	(1,288)	86,926

Balance at the end of period	$13,275,735	$5,784,812	$7,175,947

(1)
The proceeds from sales of loans held for sale on the Combined Statement of Cash Flows includes amounts related to the sale of consumer loans.

(2)
The gain on sale of loans excluding fair value of other financials instruments, net on the Combined Statement of Cash Flows includes amounts related to the sale of consumer loans. Excludes fair value adjustments for the fair value of mortgage loans held for sale, MSR fair value, interest rate lock commitments, forward commitments, and provisions for investor reserves.

Credit Risk

        The Company is subject to credit risk associated with mortgage loans that it purchases and originates during the period of time prior to the sale of these loans. The Company considers credit risk associated with these loans to be insignificant as it holds the loans for a short period of time, which is, on average, approximately 20 days from the date of borrowing, and the market for these loans continues to be highly liquid. The Company is also subject to credit risk associated with mortgage loans it has repurchased as a result of breaches of representations and warranties during the period of time between repurchase and resale.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

5. Property and Equipment

        Property and equipment are depreciated over lives primarily ranging from three to seven years for office furniture, equipment, computer software and leasehold improvements. Property and equipment consist of the following:

	December 31,
	2019	2018
Office furniture, equipment, and technology	$364,957	$347,557
Leasehold improvements	133,002	130,191
Internally developed software	67,132	51,908
Projects-in-process	39,895	34,285

Total cost	604,986	563,941
Accumulated depreciation and amortization	(428,540)	(361,386)

Total property and equipment, net	$176,446	$202,555

6. Borrowings

        The Company maintains several funding facilities and other non-funding debt as shown in the tables below. Interest rates are based on one-month LIBOR (some have a floor) plus a spread, except for the $175,000 unsecured line of credit and the Senior Notes. The interest rate for each advance on the $175,000 unsecured line of credit is variable and is based on a margin over either a fixed one, two, or three-month LIBOR or a floating daily or 30 day LIBOR, or the lender's prime rate, at the option of the Company. The commitment fee charged by lenders for each of the facilities is an annual fee and is calculated based on the committed line amount multiplied by a negotiated rate. The fee at rate ranges from 0% to 0.50% among the facilities except for the Senior Notes. The Company is required to maintain minimum combined tangible net worth and adhere to other financial covenants, as defined in the agreements. The Company was in compliance with all covenants as of December 31, 2019 and December 31, 2018.

        The amount owed and outstanding on the Company's loan funding facilities fluctuates greatly based on its origination volume, the amount of time it takes the Company to sell the loans it originates, and the Company's ability to use the cash to self-fund loans. In addition to self-funding, the Company may from time to time use surplus cash to "buy-down" the effective interest rate of certain loan funding facilities or to self-fund a portion of our loan originations. As of December 31, 2019, $622,405 of the Company's cash was used to buy-down our funding facilities and self-fund, $450,000 of which are buy-down funds that are included in cash on the balance sheet and $172,405 of which is self-funding that reduces cash on the balance sheet. The Company has the right to withdraw the $450,000 at any time, unless a margin call has been made or a default has occurred under the relevant facilities. The Company has the right to transfer the $172,405 of self-funded loans on to a warehouse line or the early buy out line, provided that such loans meet the eligibility criteria to be placed on such warehouse line or the early buy out line and no default or margin call has been made on such line, the loans are further subject to any required haircuts, and are subject to its ability to borrow additional funds under the facility. A large, unanticipated margin call could have a material adverse effect on the Company's liquidity. Furthermore, refer to Note 3, Mortgage Servicing

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

6. Borrowings (Continued)

Rights for additional information regarding the MSRs financing liability associated with the MSRs sold during the third quarter of 2019.

        The terms of the Senior Notes restrict our ability and the ability of our subsidiary guarantors among other things to: (i) incur additional debt or issue preferred stock; (ii) pay dividends or make distributions in respect of capital stock; (iii) purchase or redeem capital stock; (iv) make investments or other restricted payments; (v) sell assets; (vii) enter into transactions with affiliates; (viii) effect a consolidation or merger, taken as a whole; and (ix) designate our subsidiaries as unrestricted subsidiaries, unless certain conditions are met, as defined in the agreements.

Funding Facilities

Facility Type(13)	Collateral	Maturity	Line Amount	Committed Line Amount	Outstanding Balance December 31, 2019	Outstanding Balance December 31, 2018
MRA funding:
1) Master Repurchase Agreement(1)(11)	Mortgage loans held for sale(10)	10/22/2021	$2,000,000	$100,000	$835,302	$248,207
2) Master Repurchase Agreement(2)(11)	Mortgage loans held for sale(10)	12/3/2020	$1,500,000	$500,000	$1,390,839	1,288
3) Master Repurchase Agreement(3)(11)	Mortgage loans held for sale(10)	4/23/2021	$2,750,000	$1,000,000	$2,622,070	1,962,304
4) Master Repurchase Agreement(4)(11)	Mortgage loans held for sale(10)	9/16/2020	$1,000,000	$850,000	$875,617	232,849
5) Master Repurchase Agreement(5)(11)	Mortgage loans held for sale(10)	4/22/2021	$2,500,000	$500,000	$2,063,099	1,094,247
6) Master Repurchase Agreement(6)(11)	Mortgage loans held for sale(10)	9/5/2022	$1,000,000	$750,000	$965,903	—
7) Master Repurchase Agreement(7)(11)	Mortgage loans held for sale(10)	10/15/2020	$1,000,000	$650,000	$773,822	587

			$11,750,000	$4,350,000	$9,526,652	3,539,482
Early Funding:
8) Early Funding Facility(8)(12)	Mortgage loans held for sale(10)	See disclosure below	$4,000,000	—	$2,022,179	1,192,522
9) Early Funding Facility(9)(12)	Mortgage loans held for sale(10)	See disclosure below	$1,500,000	—	$493,047	344,600

			$5,500,000	—	$2,515,226	1,537,122

Total			$17,250,000	$4,350,000	$12,041,878	$5,076,604

(1)
Subsequent to December 31, 2019 this facility was amended such that the outstanding balance on the line cannot be above $1,500,000 on the last day of each month.

(2)
Subsequent to December 31, 2019, this facility was amended to temporarily increase the total line amount to $1,750,000 with $500,000 committed until June 30, 2020. Subsequent to June 30, 2020, the facility will drop to $1,500,000 with $500,000 committed until October 1, 2020. Subsequent to October 1, 2020 the facility will drop to $1,000,000 with $500,000 committed.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

6. Borrowings (Continued)

(3)
Subsequent to December 31, 2019, this facility was amended to temporarily increase the total line amount to $3,250,000 with $1,000,000 committed until June 30, 2020. Subsequent to June 30, 2020, the facility will drop to $2,750,000 with $1,000,000 committed. The facility was extended to April 22, 2022.

(4)
Subsequent to December 31, 2019, this facility was amended to temporarily increase the total line amount to $1,500,000. This facility is separated into three tranches. The first tranche has an overall line size of $500,000 with $500,000 committed, maturing August 10, 2020. The second tranche has an overall line size of $720,000 with $600,000 committed, maturing September 16, 2020. The third tranche has an overall line size of $280,000 with $250,000 committed, maturing October 22, 2020. These three tranches are subject to the same provisions under this facility except the date of maturity.

(5)
Subsequent to December 31, 2019, this facility dropped to $1,500,000 with $500,000 committed.

(6)
Subsequent to December 31, 2019, this facility was amended to temporarily increase the total line amount to $1,500,000 with $1,500,000 committed until July 27, 2020. Subsequent to July 27, 2020, the facility will drop to $1,000,000 with $750,000 committed.

(7)
Subsequent to December 31, 2019, this facility was amended to temporarily increase the total line amount to $1,500,000 with $975,000 committed until maturity.

(8)
This facility is an evergreen agreement with no stated termination or expiration date. This agreement can be terminated by either party upon written notice.

(9)
Subsequent to December 31, 2019, this facility was amended to temporarily increase the total line amount to $2,500,000, which will be reviewed every 90 days. This facility is an evergreen agreement with no stated termination or expiration date. This agreement can be terminated by either party upon written notice.

(10)
The Company has multiple borrowing facilities in the form of asset sales under agreements to repurchase. These borrowing facilities are secured by mortgage loans held for sale at fair value as the first priority security interest.

(11)
The interest rates charged by lenders of the funding facilities under the Master Repurchase Agreements ranged from one month LIBOR+1.20% to one month LIBOR+2.30% and from one month LIBOR+1.50% to one month LIBOR+2.30% for the years ended December 31, 2019 and 2018, respectively.

(12)
The interest rates charged by lenders for the early funding facilities ranged from one month LIBOR+0.40% to one month LIBOR+0.85% and from one month LIBOR+1.00% to one month LIBOR+1.25% for the years ended December 31, 2019 and 2018, respectively.

(13)
Subsequent to December 31, 2019, a new facility was closed. This facility has a total line amount of $350,000 with $0 committed. This facility has a maturity date of June 12, 2021.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

6. Borrowings (Continued)

Other Financing Facilities

Facility Type	Collateral	Maturity	Line Amount	Committed Line Amount	Outstanding Balance December 31, 2019	Outstanding Balance December 31, 2018
Line of Credit Financing Facilities
1) Unsecured line of credit(1)(5)	—	11/1/2024	$1,000,000	$—	$—	$—
2) Unsecured line of credit(5)	—	2/28/2021	175,000	175,000	90,000	90,000
3) MSR line of credit(2)(6)	MSRs	10/22/2021	200,000	—	—	—
4) MSR line of credit(3)(6)	MSRs	See disclosure below	200,000	200,000	75,000	75,000

			$1,575,000	$375,000	$165,000	$165,000

Early Buyout Financing Facility
5) Early buy out facility(4)(7)	Loans/ Advances	6/9/2021	$300,000	$—	$196,247	$88,324

(1)
This uncommitted, unsecured Revolving Loan Agreement is with RHI.

(2)
Subsequent to December 31, 2019, this facility's uncommitted line amount was unavailable to draw.

(3)
This MSR facility can be drawn upon for corporate purposes and is collateralized by GSE MSRs within our servicing portfolio. This facility has a 5-year total commitment comprised of a 3-year revolving period that expires on April 30, 2022 followed by a 2-year amortization period that expires on April 30, 2024.

(4)
This facility provides funding for repurchasing delinquent loans from agency securities loan pools and servicer advances related to the repurchased loans. Subsequent to December 31, 2019, this facility has an overall line size of $500,000 which can be increased to $600,000 at borrower's request and lender's acceptance.

(5)
The interest rates charged by lenders for the unsecured lines of credit financing facilities ranged from one-month LIBOR+1.25% to one-month LIBOR+2.00% for the years ended December 31, 2019 and 2018.

(6)
The interest rates charged by lenders for the MSR line of credit financing facility ranged from one-month LIBOR+2.25% to one-month LIBOR+4.00% for the years ended December 31, 2019 and 2018.

(7)
The interest rate charged by lender for the Early buyout financing facility ranged from one-month LIBOR+1.45% to one-month LIBOR+1.75% for the years ended December 31, 2019 and 2018.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

6. Borrowings (Continued)

Unsecured Senior Notes

Facility Type	Maturity	Interest Rate	Outstanding Balance December 31, 2019	Outstanding Balance December 31, 2018
Unsecured Senior Notes(1)	5/1/2025	5.75%	$1,250,000	$1,250,000
Unsecured Senior Notes(2)	1/15/2028	5.25%	1,010,000	1,010,000

Total Senior Notes			$2,260,000	$2,260,000

(1)
The Senior Notes are unsecured obligation notes with no asset required to pledge for this borrowing. Unamortized debt issuance costs are presented net against the Senior Notes reducing the $1,250,000 carrying amount on the balance sheet by $8,988 and $10,700 as of December 31, 2019 and December 31, 2018, respectively. At any time and from time to time on or after May 1, 2020, the Company may redeem the note at its option, in whole or in part, upon not less than 30 nor more than 60 days notice, at the redemption prices equal to the percentage of principal amount set forth below plus accrued and unpaid interest, if any, to but excluding the redemption date, in cash, if redeemed during the twelve-month period beginning on May 1 in the years indicated below:

Year	Percentage
2020	102.875%
2021	101.917%
2022	100.958%
2023 and thereafter	100.000%
(2)
The Senior Notes are unsecured obligation notes with no asset required to pledge for this borrowing. Unamortized debt issuance costs and discounts are presented net against the Senior Notes reducing the $1,010,000 carrying amount on the balance sheet by $9,421 and $7,800 as of December 31, 2019, respectively and $10,586 and $8,783 as of December 31, 2018, respectively. At any time and from time to time on or after January 15, 2023, the Company may redeem the notes at its option, in whole or in part, upon not less than 30 nor more than 60 days notice, at the redemption prices equal to the percentage of principal amount set forth below plus accrued and unpaid interest, if any, to but excluding the redemption date, in cash, if redeemed during the twelve-month period beginning on January 15 in the years indicated below:

Year	Percentage
2023	102.625%
2024	101.750%
2025	100.875%
2026 and thereafter	100.000%

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

6. Borrowings (Continued)

        The following table outlines the contractual maturities (by unpaid principal balance) of unsecured senior notes (excluding interest and debt discount) for the years ended:

December 31,
2020	$—
2021	—
2022	—
2023	—
2024	—
Thereafter	2,260,000

Total	$2,260,000

        Refer to Note 2, Fair Value Measurements for information pertaining to the fair value of the Company's debt as of December 31, 2019 and 2018.

7. Transactions with Related Parties

        The Company has entered into various transactions and agreements with RHI, its subsidiaries, certain other affiliates and related parties (collectively, "Related Parties"). These transactions include providing financing and services as well as obtaining financing and services from these Related Parties.

Financing Arrangements

        On January 6, 2017, the Company entered into a $55,983 promissory note with one of the Company's shareholders ("Shareholder's Note"). In 2019, the Shareholder's Note was amended and the accrued interest balance of $1,474 was added to the principal outstanding, increasing the total principal outstanding to $57,457, due on December 31, 2020. Subsequent to December 31, 2019, the full amount of this note was settled in cash.

        On September 1, 2014 and April 30, 2015, the Company entered into two promissory notes, $1,883 and $2,000, respectively, with Fathead, LLC. On December 31, 2019, the Company sold these two promissory notes to RHI for an aggregate amount of $4,400, including accrued and unpaid interest.

        As of December 31, 2019, there were other promissory notes outstanding with Related Parties. Subsequent to December 31, 2019, the full amount of these notes were settled in cash.

        On June 9, 2017, the Company and RHI entered into a $300,000 uncommitted and unsecured line of credit ("RHI Line of Credit"). On December 24, 2019 the Company amended the RHI Line of Credit and increased the borrowing capacity to $1,000,000, due on November 1, 2024. The line of credit is uncommitted and RHI has sole discretion over advances. The RHI Line of Credit also contains negative covenants which restrict the ability of the Company to incur debt and create liens on certain assets. It also requires the Company to maintain a quarterly combined net income before taxes if adjusted tangible net worth meets certain requirements. Subsequent to December 31, 2019, the Company borrowed $600,000 on the RHI Line of Credit.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

7. Transactions with Related Parties (Continued)

        On January 10, 2019, the Company and RHI Opportunities entered into a $10,000 agreement for a perpetual uncommitted unsecured line of credit ("RHIO Line of Credit"), which provides for financing from RHI Opportunities to the Company. The line of credit is uncommitted and RHI has sole discretion over advances. The principal amount of all borrowings is payable in full on demand by RHI Opportunities. The RHIO Line of Credit also contains negative covenants that restrict the ability of RockLoans Opportunities to incur debt in excess of $500 and creates liens on certain assets other than liens securing permitted debt.

        The amounts receivable from and payable to Related Parties consisted of the following as of:

	December 31, 2019		December 31, 2018
	Principal	Interest Rate(1)	Principal	Interest Rate(1)
Included in Notes receivable and due from affiliates on the Combined Balance Sheets
Promissory Note—Shareholders Note(3)	$57,457	2.38%	$55,983	1.76%
Promissory Note—2014 Fathead LLC(3)	—	—	1,883	2.69%
Promissory Note—2015 Fathead LLC(3)	—	—	2,000	4.00%
Affiliated receivables and other notes(3)	32,489	—	36,665	—

Notes receivable and due from affiliates	$89,946		$96,531
Included in Notes payable and due to affiliates on the Combined Balance Sheets
RHIO Line of Credit	10,000	5.00%	—	—
Affiliated payables	25,082	—	18,319	—

Notes payable and due to affiliates	$35,082		$18,319
RHI Line of Credit	—	LIBOR+1.25 (2)	—	LIBOR+1.25 (2)

(1)
Interest incurred and accrued is based on a margin over 30-day LIBOR as of the date of advance.

(2)
One-month LIBOR ranged from 1.55% to 2.52%.

(3)
The promissory notes were settled in full in cash subsequent to December 31, 2019 and before the filing of these financial statements.

Services, Products and Other Transactions

        We have entered into transactions and agreements to provide certain services to RHI, its subsidiaries and certain other affiliates of our majority shareholder. We recognized revenue of $8,320, $5,088 and $3,060 in the years ended December 31, 2019, 2018 and 2017, respectively, for the performance of these services, which was included in other income. Related Party receivables were $29,431 and $33,185 as of December 31, 2019 and 2018, respectively. We have also entered into transactions and agreements to purchase certain services, products and other transactions from certain subsidiaries of RHI and affiliates of our majority shareholder. We incurred expenses of $61,995, $56,600 and $68,050, in the years ended December 31, 2019, 2018 and 2017, respectively, for these products, services and other transactions, which are included in general and

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

7. Transactions with Related Parties (Continued)

administrative expenses. Related party payables, which is recorded in notes payable and due to affiliates, were $25,082 and $18,319 as of December 31, 2019 and 2018, respectively.

8. Leases

        The Company enters into both lessee and lessor arrangements with independent third parties as well as with other related parties. For more information on lease accounting and the elections made by the Company refer to Note 1, Business, Basis of Presentation, and Accounting Policies.

Lessee

        The Company's operating leases, in which the Company is the lessee, include real estate, such as office facilities, and various types of equipment, such as printers, copiers, mail equipment, and vending machines. The Company determines whether an arrangement is or contains a lease at inception. Leases are classified as either finance or operating at the commencement date of the lease, with classification affecting the pattern of expense recognition in the Combined Statements of Income and Comprehensive Income. The Company currently does not have any finance leases, and the vast majority of the Company's operating lease expense is paid to a Related Party. See below for more information on related party lease transactions.

        Per the Company's election, leases with an initial term of 12 months or less are not recorded on the balance sheet. The lease expense for these leases are recognized on a straight-line basis over the lease term. The Company's leases generally have remaining lease terms of one year to ten years. Some leases include options to extend or terminate the lease at the Company's sole discretion on a lease-by-lease basis, and the Company evaluates whether those options are "reasonably certain" of being exercised considering contractual and economic-based factors.

        The components of lease expense for the year ended:

December 31, 2019
Operating Lease Cost:
Fixed Lease Expense(1)	$64,837
Variable Lease Expense(2)	13,449

Total Operating Lease Cost	$78,286

(1)
Short term lease expense and month to month lease expense are included within this amount.

(2)
Variable lease payments are expensed in the period in which the obligation for those payments is incurred. These variable lease costs are payments that vary in amount beyond commencement date, for reasons other than passage of time. The Company's variable payments mainly include common area maintenance (CAM) and building utilities fees.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

8. Leases (Continued)

        Supplemental cash flow information related to leases for the year ended:

December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$67,769

Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$22,341

        Supplemental balance sheet information related to leases for the year ended:

December 31, 2019
Operating Leases:
Total Operating Lease Right-of-Use Assets	$278,921

Total Operating Lease Liabilities	$314,353

Weighted Average Lease Term
Operating	6.7 years

Weighted Average Discount Rate
Operating	4.3%

        Maturities of lease liabilities for the year ended:

December 31,
Operating Leases:
2020	$71,371
2021	66,898
2022	57,760
2023	33,760
2024	28,964
Thereafter	106,994

Total Lease Payments	$365,747

Less imputed interest	51,394
Total	$314,353

        Total operating cash outflows related to operating leases incurred for the years ended December 31, 2019 were $67,769, which is included in general and administrative expenses in the Combined Statements of Income and Comprehensive Income.

        As of December 31, 2019, the Company had two additional operating leases for real estate that have been signed but not yet commenced. These operating leases will commence during or after fiscal year 2020 with lease terms of up to eight years.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

8. Leases (Continued)

        When applying the requirements of Topic 842, the Company made significant assumptions and judgements about the determination of whether a contract contains a lease and the determination of the discount rate for the lease.

Lessor

        While the Company is the sublessor in certain leasing arrangements, the majority of such lease arrangements are contracted between legal entities within the Company. Additionally, the accounting guidance for lessors is largely unchanged, therefore, the adoption of ASC 842 did not have a material impact on the Company's combined financial statements.

Lease Transactions with Related Parties

        The Company is a party to lease agreements for certain offices, including our headquarters in Detroit, with various affiliates of Bedrock Management Services LLC ("Bedrock"), a Related Party, and other Related Parties of the Company. During the years ended December 31, 2019, 2018 and 2017, the Company incurred expenses totaling $69,582, $66,218 and $60,515, respectively, for these properties.

9. Other Assets

        Other assets consist of the following:

	December 31
	2019	2018
Mortgage production related receivables	$157,276	$121,684
Ginnie Mae buyouts	78,174	60,509
Prepaid expenses	62,199	53,579
Disbursement funds advanced	56,721	40,592
Goodwill and other intangible assets	40,261	46,984
Non-production-related receivables	35,530	10,815
Margin call receivable from counterparty	3,697	25,861
Other real estate owned	1,619	2,026
Other	64,181	45,130

Total other assets	$499,658	$407,180

10. Team Member Benefit Plan

        The Company maintains a defined contribution 401(k) plan which is sponsored by RHI, covering substantially all full-time team members of the Company. Team members can make elective contributions to the plan. The Company makes discretionary matching contributions of 50% of team members' contributions to the plan up to an annual maximum of approximately $3 per team member. The Company's contributions to the plan, net of team member forfeitures, for the years ended December 31, 2019, 2018, and 2017 amounted to $35,556, $27,955, and $26,377, respectively, and

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

10. Team Member Benefit Plan (Continued)

are included in salaries, commissions, and team member benefits in the Combined Statements of Income and Comprehensive Income.

11. Income Taxes

        Income (loss) before income taxes consists of the following:

	Years Ended December 31,
	2019	2018	2017
U.S.	$906,669	$616,642	$771,784
Canada	(8,298)	(1,382)	153

Total income before income taxes and noncontrolling interest	$898,371	$615,260	$771,937

        On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the "Act") was signed into law, making significant changes to the Internal Revenue Code. Changes include, but are not limited to, a corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, the transition of U.S. international taxation from a worldwide tax system to a territorial system, and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017. As a result of RHI's S-corporation election and the Company's qualified Subchapter S subsidiary elections, the Act had no impact on the Company's federal tax provision.

        The provision for (benefit from) income taxes consists of the following:

	Years Ended December 31,
	2019	2018	2017
Current
State and local—U.S.	$4,768	$(303)	$952
Canada	57	71	54

Total current	4,825	(232)	1,006
Deferred
State and local—U.S.	1,159	2,875	222

Total provision for income taxes	$5,984	$2,643	$1,228

        The tax expense for the years ended December 31, 2019, 2018, and 2017 was primarily due to state taxes on current year income, and deferred state taxes on MSRs not currently taxable, respectively. There are no deferred taxes relating to Canada.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

11. Income Taxes (Continued)

Effective Tax Rate

        The reconciliation of the U.S. statutory corporate tax rate and the effective tax rate for all periods presented is as follows:

	Years Ended December 31,
	2019		2018		2017
Income before income taxes	$898,371		$615,260		$771,937
State income taxes, net of federal benefit	$5,927	0.66%	$2,572	0.42%	$1,174	0.15%
Canadian taxes	57	0.01%	71	0.01%	54	0.01%

Provision for income taxes	$5,984	0.67%	$2,643	0.43%	$1,228	0.16%

        For the year ended December 31, 2019, 2018, and 2017 the Company reported income before tax expense of $898,371, $615,260, and $771,937, respectively. The effective tax rates for these periods were lower than the U.S. statutory corporate income tax rate of 21% as the Company is comprised of qualified Subchapter S subsidiaries and single member LLC's, which are not subject to federal income taxes.

Deferred Income Taxes

        Deferred income taxes, reflecting assets and liabilities netted by jurisdiction, have been classified on the Combined Balance Sheets as follows:

	December 31,
	2019	2018
Deferred tax assets—non-current	$—	$—
Deferred tax liabilities—non-current	(13,597)	(12,438)

Net deferred tax liability	$(13,597)	$(12,438)

        Net deferred tax liability was $13,597 and $12,438 at December 31, 2019 and 2018 respectively. The increase to the net deferred tax liability is due to changes in apportionment rates in multiple jurisdictions.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

11. Income Taxes (Continued)

        The components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2019	2018
Deferred Tax Assets:
Accruals and other assets	$185	$137

Total Assets	$185	$137

Deferred Tax Liabilities:
Interest Rate Lock Commitments (IRLCs)	$(2,145)	$(690)
Mortgage Servicing Rights	(11,637)	(11,885)

Total Liabilities	$(13,782)	$(12,575)

Net Deferred Tax Liability	$(13,597)	$(12,438)

        The net deferred tax liability at December 31, 2019 and 2018 resulted primarily from book to tax differences associated with IRLCs and MSRs, as well as other accruals and reserves not currently deductible.

        In assessing the realizability of deferred tax assets, management considered whether it is more likely than not some portion or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Based on the Company's assessment of all available evidence, the Company has not recorded a valuation allowance.

        The Company has evaluated the tax positions expected to be taken in the course of preparing RHI's tax returns to determine whether the tax position will "more-likely-than-not" be sustained by the Company upon challenge by the applicable tax authority. Tax positions deemed to meet the more-likely- than-not threshold and that would result in a tax benefit or expense to the Company would be recorded as a tax benefit or expense in the current period. For the years ended December 31, 2019, 2018 and 2017, the Company did not recognize any amounts for uncertain tax positions. The Company expects no significant increases or decreases in unrecognized tax benefits due to changes in tax positions within one year of December 31, 2019.

        The Company's policy is to report income tax penalties and income tax related interest expense related to uncertain income tax benefits as a component of income tax expense. No interest or penalty associated with any unrecognized income tax benefit or provision was accrued, nor was any income tax related interest or penalty recognized during the years ended December 31, 2019, 2018 and 2017.

        Tax positions taken in tax years which remain open under the statute of limitations will be subject to examination by tax authorities. With few exceptions, the Company is no longer subject to state and local examinations by tax authorities for the tax years ended December 31, 2015 and prior.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

12. Derivative Financial Instruments

        The Company uses forward commitments in hedging the interest rate risk exposure on its fixed and adjustable rate commitments. Utilization of forward commitments involves some degree of basis risk. Basis risk is defined as the risk that the hedged instrument's price does not move in parallel with the increase or decrease in the market price of the hedged financial instrument. The Company calculates an expected hedge ratio to mitigate a portion of this risk. The Company's derivative instruments are not designated as hedging instruments, and therefore, changes in fair value are recorded in current period earnings. Hedging gains and losses are included in gain on sale of loans, net in the Combined Statements of Income and Comprehensive Income.

        Net hedging (losses) gains were as follows:

	Years Ended December 31,
	2019(1)	2018	2017
Hedging (losses) gains	$(554,995)	$208,773	$(146,334)

(1)
Includes the market changes on MSR hedge incurred from the economic hedging of MSRs identified for sale.

        Refer to Note 2, Fair Value Measurements, for additional information on the fair value of derivative financial instruments.

Notional and Fair Value

        The notional and fair values of derivative financial instruments not designated as hedging instruments were as follows:

	Notional Value	Derivative Asset	Derivative Liability
Balance at December 31, 2019:
IRLCs, net of projected fallout(1)	$15,439,960	$508,135	$—
Forward commitments(2)	$26,637,275	$3,838	$43,794
Balance at December 31, 2018:
IRLCs, net of projected fallout(1)	$6,281,021	$245,663	$—
Forward commitments	$10,787,228	$895	$146,229

(2)
IRLCs are also discussed in Note 13, Commitments, Contingencies, and Guarantees.

(3)
Includes the market changes on MSR hedge incurred from the economic hedging of MSRs identified for sale.

        Counterparty agreements for forward commitments contain master netting agreements. The table below presents the gross amounts of recognized assets and liabilities subject to master netting agreements. The Company had $3,697 and $25,861 of margin call receivable from counterparties related to these forward commitments at December 31, 2019 and December 31, 2018, respectively, classified in other assets in the Combined Balance Sheets. As of December 31, 2019 and 2018,

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

12. Derivative Financial Instruments (Continued)

there was no cash on our balance sheet from the respective counterparties. Margins received by the Company are classified in other liabilities in the Combined Balance Sheets.

	Gross Amount of Recognized Assets or Liabilities	Gross Amounts Offset in the Combined Balance Sheet	Net Amounts Presented in the Combined Balance Sheet
Offsetting of Derivative Assets
Balance at December 31, 2019:
Forward commitments	$6,690	$(2,852)	$3,838
Balance at December 31, 2018:
Forward commitments	$1,498	$(603)	$895
Offsetting of Derivative Liabilities
Balance at December 31, 2019:
Forward commitments(1)	$(89,389)	$45,595	$(43,794)
Balance at December 31, 2018:
Forward commitments	$(189,775)	$43,546	$(146,229)

Counterparty Credit Risk

        Credit risk is defined as the possibility that a loss may occur from the failure of another party to perform in accordance with the terms of the contract, which exceeds the value of existing collateral, if any. The Company attempts to limit its credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate.

        The Company is exposed to credit loss in the event of contractual nonperformance by its trading counterparties and counterparties to its various over-the-counter derivative financial instruments noted in the above Notional and Fair Value discussion. The Company manages this credit risk by selecting only counterparties that it believes to be financially strong, spreading the credit risk among many such counterparties, placing contractual limits on the amount of unsecured credit extended to any single counterparty, and entering into netting agreements with the counterparties as appropriate.

        The master netting agreements contain a legal right to offset amounts due to and from the same counterparty. Derivative assets in the Combined Balance Sheets represent derivative contracts in a gain position net of loss positions with the same counterparty and, therefore, also represent the Company's maximum counterparty credit risk. The Company incurred no credit losses due to nonperformance of any of its counterparties during the years ended December 31, 2019 and 2018.

13. Commitments, Contingencies, and Guarantees

Interest Rate Lock Commitments

        IRLCs are agreements to lend to a client as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

13. Commitments, Contingencies, and Guarantees (Continued)

clauses and may require payment of a fee. The Company evaluates each client's creditworthiness on a case-by-case basis.

        The number of days from the date of the IRLC to expiration of fixed and variable rate lock commitments outstanding at December 31, 2019 and 2018 was approximately 44 and 41 days on average, respectively.

        The UPB of IRLCs was as follows:

	December 31, 2019		December 31, 2018
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
IRLCs	$20,577,282	$974,693	$8,445,034	$424,472

Commitments to Sell Mortgage Loans

        In the ordinary course of business, the Company enters into contracts to sell existing mortgage loans held for sale into the secondary market at specified future dates. The amount of commitments to sell existing loans at December 31, 2019 and 2018 was $2,859,710 and $616,983, respectively.

Commitments to Sell Loans with Servicing Released

        In the ordinary course of business, the Company enters into contracts to sell the MSRs of certain newly originated loans on a servicing released basis. In the event that a forward commitment is not filled and there has been an unfavorable market shift from the date of commitment to the date of settlement, the Company is contractually obligated to pay a pair-off fee on the undelivered balance. There were $78,446 and $161,188 of loans committed to be sold servicing released at December 31, 2019 and 2018, respectively.

Investor Reserves

        The following presents the activity in the investor reserves:

	Years Ended December 31,
	2019	2018
Balance at beginning of period	$56,943	$50,130
(Benefit from) provision for investor reserves	(1,872)	7,458
Premium recapture and indemnification losses paid	(684)	(645)

Balance at end of period	$54,387	$56,943

        The maximum exposure under the Company's representations and warranties would be the outstanding principal balance and any premium received on all loans ever sold by the Company, less any loans that have already been paid in full by the mortgagee, that have defaulted without a breach of representations and warranties, that have been indemnified via settlement or make-whole, or that have been repurchased. Additionally, the Company may receive relief of certain representation and warranty obligations on loans sold to Fannie Mae or Freddie Mac on or after

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

13. Commitments, Contingencies, and Guarantees (Continued)

January 1, 2013 if Fannie Mae or Freddie Mac satisfactorily concludes a quality control loan file review or if the borrower meets certain acceptable payment history requirements within 12 or 36 months after the loan is sold to Fannie Mae or Freddie Mac.

Escrows Payable

        As a service to its clients, the Company administers escrow deposits representing undisbursed amounts received for payment of property taxes, insurance and principal, and interest on mortgage loans held for sale. Cash held by the Company for property taxes and insurance was $2,617,016 and $2,221,256, and for principal and interest was $6,726,793 and $2,520,941 at December 31, 2019 and 2018, respectively. These amounts are not considered assets of the Company and, therefore, are excluded from the Combined Balance Sheets. The Company remains contingently liable for the disposition of these deposits.

Guarantees

        As of December 31, 2019 and 2018, the Company guaranteed the debt of another related party totaling $15,000, consisting of three separate guarantees of $5,000 each. As of December 31, 2019 and 2018, the Company did not record a liability on the Combined Balance Sheets for these guarantees because it was not probable that the Company would be required to make payments under these guarantees.

Trademark License

        The Company has a perpetual trademark license agreement with a third-party entity. This agreement requires annual payments by the Company based upon the income from the sale of loans generated under the Quicken Loans brand. Total licensing fees incurred and paid were $7,500 for each of the years ended December 31, 2019, 2018, and 2017, which is the maximum annual amount allowable under the contract and is classified in other expenses in the Combined Statements of Income and Comprehensive Income.

Legal

        The Company, among other things, engages in mortgage lending, title and settlement services, and other financial technology services. The Company operates in a highly regulated industry and is routinely subject to various legal and administrative proceedings concerning matters that arise in the normal and ordinary course of business, including inquires, complaints, subpoenas, audits, examinations, investigations and potential enforcement actions from regulatory agencies and state attorney generals; state and federal lawsuits and putative class actions; and other litigation. Periodically, we assess our potential liabilities and contingencies in connection with outstanding legal and administrative proceedings utilizing the latest information available. While it is not possible to predict the outcome of any of these matters, based on our assessment of the facts and circumstances, we do not believe any of these matters, individually or in the aggregate, will have a material adverse effect on our financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on our financial position, results of operations or cash flows in a future period. The Company accrues for losses when they

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

13. Commitments, Contingencies, and Guarantees (Continued)

are probable to occur and such losses are reasonably estimable. Legal costs expected to be incurred are accounted for as they are incurred.

        The United States government filed a lawsuit against Quicken Loans for violations of the False Claims Act in 2015. This matter was resolved for $32,500 in June 2019. There was no admission of liability, no finding of wrongdoing of any kind, including no finding of fraud or violation of the False Claims Act in connection with the resolution.

        In 2018 an initial judgment was entered against the Quicken Loans and Amrock, formerly known as Title Source, Inc., for a certified class action lawsuit filed in the U.S. District Court of the Northern District of West Virginia. The lawsuit alleged that Quicken Loans violated West Virginia state law by unconscionably inducing them (and a class of other West Virginians who received loans through Quicken Loans) into loans by including the borrower's own estimated home values on appraisal order forms. The judge has ruled in favor of the plaintiffs on liability and the case is currently on appeal to the U.S. Court of Appeals for the Fourth Circuit. Quicken Loans and Amrock believe an unfavorable outcome to be reasonably possible but not probable based on rulings by the court, advice of counsel, their respective defenses, and other developments with an aggregate possible range of loss to be between zero and $15,000.

        Quicken Loans is also defending itself against five putative Telephone Consumer Protection Act ("TCPA") class action lawsuits. Quicken Loans denies the allegations in these cases and intends to vigorously defend itself. Quicken Loans has filed, or intends to file, a dispositive motion in each of these matters which, if granted, would result in a finding of no liability. The Company does not believe a loss is probable; therefore, no reserve has been recorded related to these matters. Given these lawsuits are at the early stages, the Company is unable to estimate a range of possible loss with any degree of reasonable certainty.

        Amrock is currently involved in civil litigation related to a business dispute between Amrock and HouseCanary, Inc. ("HouseCanary"). The lawsuit was filed on April 12, 2016, by Amrock—Title Source, Inc. v. HouseCanary, Inc., No. 2016-CI-06300 (37th Civil District Court, San Antonio, Texas)—and included claims against HouseCanary for breach of contract and fraudulent inducement stemming from a contract between Amrock and HouseCanary whereby HouseCanary was obligated to provide Amrock with appraisal and valuation software and services. HouseCanary filed counterclaims against Amrock for, among other things, breach of contract, fraud, and misappropriation of trade secrets. On March 14, 2018, following trial of the claims in the lawsuit, a Bexar County, Texas, jury awarded $706.2 million in favor of HouseCanary and rejected Amrocks' claims against HouseCanary. The district court entered judgment in favor of HouseCanary and against Amrock for an aggregate of $739.6 million, consisting of $235.4 million in actual damages; $470.8 million in punitive damages; $28.9 million in prejudgment interest; and $4.5 million in attorney fees). On apeal (No. 04-19-00044-CV, Fourth Court of Appeals, San Antonio, Texas), the court of appeals affirmed judgment of no-cause on Amrock's claim for breach of contract, but reversed judgment on HouseCanary's claims for misappropriation of trade secrets and fraud and remanded the case for a new trial on HouseCanary's misappropriation of trade secrets and fraud claims. It is possible that one (or both) of the parties could seek additional appellate review of the court of appeals' decision. The outcome of this matter remains uncertain, and the ultimate resolution of the litigation may be several years in the future. If the case is tried again, Amrock intends to present

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

13. Commitments, Contingencies, and Guarantees (Continued)

new evidence, including evidence revealed by whistleblowers who came forward with evidence that undermined HouseCanary's claims after the conclusion of the original trial, and to vigorously defend against this case and any subsequent actions.

        Quicken Loans and Rocket Homes are defending themselves against a tagalong lawsuit filed by HouseCanary that also includes claims for misappropriation of trade secrets. That case is in its early stages and is stayed pending a resolution of Quicken Loans' and Rocket Homes' dispositive motion.

        In addition to the matters described above, the Company is subject to other legal proceedings arising the ordinary course of business. The ultimate outcome of these or other actions or proceedings, including any monetary awards against the companies, is uncertain and there can be no assurance as to the amount of any such potential awards.

        There are no recorded reserves related to potential damages in connection with any of the above legal proceedings, as any potential loss is not currently probable and reasonably estimable under U.S. GAAP. The ultimate outcome of these or other actions or proceedings, including any monetary awards against one or more of the Rocket Companies, is uncertain and there can be no assurance as to the amount of any such potential awards. The Rocket Companies will incur defense costs and other expenses in connection with the lawsuits. Plus, if a judgment for money that exceeds specified thresholds is rendered against a Rocket Company or Rocket Companies and it or they fail to timely pay, discharge, bond or obtain a stay of execution of such judgment, it is possible that one or more of the Rocket Companies could be deemed in default of their loan funding facilities and other agreements governing indebtedness. If the final resolution of any such litigation is unfavorable in one or more of these actions, it could have a material adverse effect on a Rocket Company's or the Rocket Companies' business, liquidity, financial condition, cash flows and results of operations.

14. Minimum Net Worth Requirements

        Certain secondary market investors and state regulators require the Company to maintain minimum net worth and capital requirements. To the extent that these requirements are not met, secondary market investors and/or the state regulators may utilize a range of remedies including sanctions, and/or suspension or termination of selling and servicing agreements, which may prohibit the Company from originating, securitizing or servicing these specific types of mortgage loans.

        The Company is subject to the following minimum net worth, minimum capital ratio and minimum liquidity requirements established by the Federal Housing Finance Agency ("FHFA") for Fannie Mae and Freddie Mac Seller/Servicers, and Ginnie Mae for single family issuers. Furthermore, refer to Note 6, Borrowings for additional information regarding compliance with all covenant requirements.

Minimum Net Worth

        The minimum net worth requirement for Fannie Mae and Freddie Mac is defined as follows:

  •
  Base of $2,500 plus 25 basis points of outstanding UPB for total loans serviced.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

14. Minimum Net Worth Requirements (Continued)

  •
  Adjusted/Tangible Net Worth comprises of total equity less goodwill, intangible assets, affiliate receivables and certain pledged assets.

        The minimum net worth requirement for Ginnie Mae is defined as follows:

  •
  Base of $2,500 plus 35 basis points of the issuer's total single-family effective outstanding obligations.

  •
  Adjusted/Tangible Net Worth is defined as total equity less goodwill, intangible assets, affiliate receivables and certain pledged assets.

Minimum Capital Ratio

  •
  For Fannie Mae, Freddie Mac and Ginnie Mae the Company is also required to hold a ratio of Adjusted/Tangible Net Worth to Total Assets greater than 6%.

Minimum Liquidity

        The minimum liquidity requirement for Fannie Mae and Freddie Mac is defined as follows:

  •
  3.5 basis points of total Agency servicing.

  •
  Incremental 200 basis points of total nonperforming Agency, measured as 90+ delinquencies, servicing in excess of 6% of the total Agency servicing UPB.

  •
  Allowable assets for liquidity may include: cash and cash equivalents (unrestricted), available for sale or held for trading investment grade securities (e.g., Agency MBS, Obligations of GSEs, US Treasury Obligations); and unused/available portion of committed servicing advance lines.

        The minimum liquidity requirement for Ginnie Mae is defined as follows:

  •
  Maintain liquid assets equal to the greater of $1,000 or 10 basis points of our outstanding single-family MBS.

        The most restrictive of the minimum net worth and capital requirements require the Company to maintain a minimum adjusted net worth balance of $1,179,928 and $746,396 as of December 31, 2019 and 2018, respectively. As of December 31, 2019 and 2018, the Company was in compliance with this requirement.

15. Stock-Based Compensation

RHI Denominated Restricted Stock Units ("RSUs")

        During 2017 and 2019, RHI granted 1,076,433 and 125,000 RSUs, respectively, to Company team members. Each RSU, upon or after vesting, represents the right of the holder to receive one common share of RHI common stock. The RSUs were accounted for under ASC 718 as equity-classified share-based compensation awards at grant date fair value. The RSUs granted are only subject to service-based vesting with 20%–25% vesting immediately upon issuance and the remaining shares vesting annually over a four-year period. The related compensation expense is

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

15. Stock-Based Compensation (Continued)

recognized on a straight-line basis with forfeitures recognized as they occur. Approximately 472,040, 555,060 and 731,477 unvested RSUs remained outstanding as of December 31, 2019, 2018 and 2017 respectively. Share-based compensation expense of $39,029, $33,203 and $30,822 related to the RSUs was attributable to the Company for the years ended December 31, 2019, 2018 and 2017 respectively, which is included in salaries, commissions and team member benefits.

RHI Denominated Cash-Settled Award

        RHI provided for a tax-offset cash bonus for RSUs granted to certain executives of the Company in 2017. This cash-settled award is accounted for under ASC 718 as a liability-classified award. The expense associated with the awards is $12,546, $13,665 and $11,491 for the years ended December 31, 2019, 2018 and 2017, respectively, which is included in salaries, commissions and team member benefits.

RHI Denominated Stock Options ("Options")

        During 2016, RHI granted options to Company team members. Upon exercise, each option represented the right of the holder to purchase one common share of RHI common stock. The options were accounted for under ASC 718 as equity-classified awards. The fair value of each option award was estimated on the grant date using the Black-Scholes option-pricing model. The options were granted with exercise prices equal to fair value on the date of grant and were only subject to service-based vesting over a four-year period and had an expiration of ten years. The related compensation expense was recognized on a straight-line basis with forfeitures recognized as they occur. Approximately 3,861, 29,903 and 63,654 unvested options remained outstanding as of December 2019, 2018 and 2017, respectively. Share-based compensation expense of $425, $433 and $2,076 for the options was attributable to the Company for the years ended December 31, 2019, 2018, and 2017, respectively, which is included in salaries, commissions and team member benefits.

        Additionally, one of the combined companies has a stand-alone stock compensation plan that resulted in $249 of share-based compensation expense for the year ended December 31, 2019.

        Total share-based compensation, including the cash-settled awards attributable to the Company was $52,250, $47,301 and $44,388 for the years ended December 31, 2019, 2018 and 2017, respectively. Remaining compensation expense attributable to the Company for these awards is $110,586 as of December 31, 2019, to be recognized through 2023.

        On February 14, 2020, RHI modified the vesting condition for certain RSUs granted in 2017 to accelerate the remaining eight months of the fourth tranche previously due to vest on October 31, 2020. This modification will result in accelerated expense of $29,433 for 180,020 RSUs in the first quarter of 2020. On May 15, 2020, RHI modified the vesting condition for certain RSUs granted in 2017 and 2019. For the 2017 grants it accelerated the tranche previously due to vest on October 31, 2021 and for the 2019 grants it accelerated the tranche previously due to vest on October 31, 2020. This modification will result in accelerated expense of $38,371 for 198,020 RSUs in the second quarter of 2020.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

16. Segments

        The Company's Chief Executive Officer, who has been identified as its Chief Operating Decision Maker ("CODM"), has evaluated how the Company views and measures its performance. ASC 280 Segment Reporting establishes the standards for reporting information about segments in financial statements. In applying the criteria set forth in that guidance, the Company has determined that it has two reportable segments—Direct to Consumer and Partner Network. The key factors used to identify these reportable segments are the organization and alignment of the Company's internal operations and the nature of its marketing channels which drive client acquisition into the mortgage ecosystem. This determination reflects how its CODM monitors performance, allocates capital and makes strategic and operational decisions. The Company's segments are described as follows:

Direct to Consumer

        In the Direct to Consumer segment, the Company directly interacts with clients and potential clients using various performance marketing channels. The Direct to Consumer segment derives revenue from originating, closing, selling and servicing predominantly agency-conforming loans, which are pooled and sold to the secondary market. This also includes providing title insurance services, appraisals and settlement services to these clients as part of the Company's end-to-end mortgage origination experience it provides to its clients. Servicing activities are viewed as an extension of the client experience with the primary objective being to establish and maintain positive, regular touchpoints with our clients, which positions the Company to recapture the clients' next refinance or purchase mortgage transaction. Consequently, servicing is viewed by the CODM as an integral element of the Direct to Consumer segment.

        Revenues in the Direct to Consumer segment are generated primarily from the gain on sale of loans, which includes loan origination fees, revenues from sales of loans into the secondary market, as well as the fair value of originated MSRs and hedging gains and losses. Loan servicing income consists of the contractual fees earned for servicing loans and other ancillary servicing fees, as well as changes in the fair value of MSRs due to changes in valuation assumptions and realization of cash flows.

Partner Network

        In the Partner Network segment, the Company is focused on aligning its brand with other high-quality consumer-focused influencers and marketing partnerships who utilize its platform to provide their clients mortgage solutions with a superior client experience.

        Revenues in the Partner Network segment are generated primarily from the gain on sale of loans, which includes loan origination fees, revenues from sales of loans into the secondary market, as well as the fair value of originated MSRs and hedging gains and losses. Additionally, there are no performance marketing costs associated with this segment.

Other Information About Our Segments

        The Company measures the performance of the segments primarily on a contribution margin basis. The accounting policies applied by our segments are the same as those described in Note 1, Business, Basis of Presentation, and Accounting Policies and the decrease in MSRs due to

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

16. Segments (Continued)

valuation assumptions is consistent with the changes described in Note 3, Mortgage Servicing Rights. Directly attributable expenses include salaries, commissions and team member benefits, general and administrative expenses and other expenses, such as servicing costs and origination costs.

        The Company does not allocate assets to its reportable segments as they are not included in the review performed by the CODM for purposes of assessing segment performance and allocating resources. The balance sheet is managed on a consolidated basis and is not used in the context of segment reporting.

        The Company also reports an "all other" category that includes operations from Rocket Homes, Rock Connections, Core Digital Media, Rocket Loans, and includes professional service fee revenues from related parties. These operations are neither significant individually nor in aggregate and therefore do not constitute a reportable segment.

        Key operating data for our business segments for the years ended:

December 31, 2019	Direct to Consumer	Partner Network	Segments Total	All Other	Total
Revenues
Gain on sale	$4,318,930	$538,421	$4,857,351	$53,956	$4,911,307
Interest income	170,249	76,829	247,078	3,672	250,750
Interest expense on funding facilities	(91,650)	(41,359)	(133,009)	(1,907)	(134,916)
Servicing fee income	946,557	—	946,557	3,664	950,221
Changes in fair value of MSRs	(1,596,631)	—	(1,596,631)	—	(1,596,631)
Other income	443,290	22,423	465,713	273,455	739,168

Total U.S. GAAP Revenue	$4,190,745	$596,314	$4,787,059	$332,840	$5,119,899
Plus: Decrease in MSRs due to valuation assumptions	789,901	—	789,901	—	789,901

Adjusted revenue	$4,980,646	$596,314	$5,576,960	$332,840	$5,909,800
Directly attributable expenses	2,571,121	245,282	2,816,403	212,032	3,028,435

Contribution margin	$2,409,525	$351,032	$2,760,557	$120,808	$2,881,365

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

16. Segments (Continued)

December 31, 2018	Direct to Consumer	Partner Network	Segments Total	All Other	Total
Revenues
Gain on sale	$2,660,452	$224,151	$2,884,603	$43,285	$2,927,888
Interest income	155,305	44,024	199,329	1,598	200,927
Interest expense on funding facilities	(76,830)	(21,779)	(98,609)	(716)	(99,325)
Servicing fee income	818,085	—	818,085	2,285	820,370
Changes in fair value of MSRs	(228,723)	—	(228,723)	—	(228,723)
Other income	344,230	4,662	348,892	239,520	588,412

Total U.S. GAAP Revenue	$3,672,519	$251,058	$3,923,577	$285,972	$4,209,549
Less: Increase in MSRs due to valuation assumptions	(326,637)	—	(326,637)	—	(326,637)

Adjusted revenue	$3,345,882	$251,058	$3,596,940	$285,972	$3,882,912
Directly attributable expenses	2,209,487	125,232	2,334,719	205,916	2,540,635

Contribution margin	$1,136,395	$125,826	$1,262,221	$80,056	$1,342,277

December 31, 2017	Direct to Consumer	Partner Network	Segments Total	All Other	Total
Revenues
Gain on sale	$3,109,063	$211,861	$3,320,924	$58,272	$3,379,196
Interest income	132,104	25,949	158,053	1,528	159,581
Interest expense on funding facilities	(85,956)	(16,884)	(102,840)	(132)	(102,972)
Servicing fee income	695,713	—	695,713	926	696,639
Changes in fair value of MSRs	(569,391)	—	(569,391)	—	(569,391)
Other income	395,883	2,937	398,820	188,009	586,829

Total U.S. GAAP Revenue	$3,677,416	$223,863	$3,901,279	$248,603	$4,149,882
Plus: Decrease in MSRs due to valuation assumptions	81,337	—	81,337	—	81,337

Adjusted revenue	$3,758,753	$223,863	$3,982,616	$248,603	$4,231,219
Directly attributable expenses	2,197,983	108,755	2,306,738	180,977	2,487,715

Contribution margin	$1,560,770	$115,108	$1,675,878	$67,626	$1,743,504

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Rocket Companies

Notes to Combined Financial Statements (Continued)

(Dollars in Thousands)

16. Segments (Continued)

        The following table represents a reconciliation of segment contribution margin to combined U.S. GAAP income before taxes for the year ended:

	December 31,
	2019	2018	2017
Contribution margin, excluding change in MSRs due to valuation assumptions	$2,881,365	$1,342,277	$1,743,504
(Decrease) increase in MSRs due to valuation assumptions	(789,901)	326,637	(81,337)

Contribution margin, including change in MSRs due to valuation assumptions	$2,091,464	$1,668,914	$1,662,167
Less expenses not allocated to segments:
Salaries, commissions and team member benefits	601,174	528,328	464,586
General and administrative expenses	361,822	311,646	264,524
Depreciation and amortization	74,952	76,917	68,813
Interest and amortization expense on non-funding debt	136,853	130,022	77,967
Other expenses	18,292	6,741	14,340

Income before income taxes	$898,371	$615,260	$771,937

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Shares

Rocket Companies, Inc.

Class A Common Stock

        Through and including                  , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        Set forth below is a table of the registration fee for the Securities and Exchange Commission and estimates of all other expenses to be paid by the registrant in connection with the issuance and distribution of the securities described in the registration statement:

SEC registration fee	$	*
Stock exchange listing fee		*
Financial Industry Regulatory Authority filing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*
To be completed by amendment.

Item 14.    Indemnification of Directors and Officers.

        Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court of Chancery or such other court shall deem proper.

        Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law. Our certificate of incorporation will provide that, to the fullest extent permitted by applicable law, a director will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. In addition, our certificate of incorporation will also provide that we will indemnify each director and officer and may indemnify employees and agents, as determined by our board, to the fullest extent provided by the laws of the State of Delaware.

        The foregoing statements are subject to the detailed provisions of section 145 of the Delaware General Corporation Law and our amended and restated certificate of incorporation and by-laws.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

        Section 102 of the Delaware General Corporation Law permits the limitation of directors' personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director except for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) breaches under section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchase or redemptions, and (iv) any transaction from which the director derived an improper personal benefit.

        Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the Securities Act.

        We currently maintain insurance policies which, within the limits and subject to the terms and conditions thereof, covers certain expenses and liabilities that may be incurred by directors and officers in connection with proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of the Company.

        The underwriting agreement for this offering will provide that each underwriter severally agrees to indemnify and hold harmless the Company, each of our directors, each of our officers who signs the registration statement, and each person who controls the Company within the meaning of the Securities Act but only with respect to written information relating to such underwriter furnished to the Company by or on behalf of such underwriter specifically for inclusion in the documents referred to in the foregoing indemnity.

        We expect to enter into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Item 15.    Recent Sales of Unregistered Securities

        Set forth below is information regarding securities sold or granted by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed for such sales and grants.

        In March 2020, in connection with its formation, the Issuer sold 1000 shares of common stock to Rock Holdings Inc. for an aggregate consideration of $10. The shares of common stock described above were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction did not involve a public offering. No underwriters were involved in the transaction.

        In connection with the reorganization transactions, based on an assumed initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), the registrant will issue an aggregate of             shares of its Class D common stock to RHI and an aggregate of              shares of its class D common stock to Dan Gilbert. The shares of Class D common stock described above will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction will not involve a public offering. No underwriters will be involved in the transaction.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Item 16.    Exhibits and Financial Statement Schedules

(a)
Exhibits

Exhibit Number		Exhibit Description
1.1	*	Form of Underwriting Agreement
2.1	*	Form of Reorganization Agreement
3.1		Form of Amended and Restated Certificate of Incorporation of Rocket Companies, Inc.
3.2		Form of Amended and Restated Bylaws of Rocket Companies, Inc.
4.1
Certain instruments defining the rights of holders of long-term debt securities of the registrant and its subsidiaries are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. The registrant hereby undertakes to furnish to the SEC, upon request, copies of any such instruments.
5.1	*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the validity of the securities being offered
10.1		Form of Registration Rights Agreement between Rock Holdings, Inc., Daniel Gilbert and Rocket Companies, Inc.
10.2		Form of Tax Receivable Agreement
10.3	*	Form of Indemnification Agreement
10.4	*	Rocket Companies, Inc. 2020 Management Incentive Plan
10.5		Form of Limited Liability Company Agreement of RKT Holdings, LLC
10.6	*	Form of Employment Agreement, by and between, Rocket Companies, Inc. and Jay Farner.
10.7	*	Form of Employment Agreement, by and between, Rocket Companies, Inc. and Julie Booth.
10.8	*	Form of Employment Agreement, by and between, Rocket Companies, Inc. and Robert Walters.
10.9	*	Form of Employment Agreement, by and between, Rocket Companies, Inc. and Angelo Vitale.
10.10	*	Rocket Holdings, Inc. 2015 Equity Compensation Plan
10.11	*	Form of Restricted Stock Unit Award Agreement for use with the Rocket Holdings, Inc. 2015 Equity Compensation Plan
10.12	*	Form of Acquisition Agreement by and among RHI, Amrock Holdings Inc. and Amrock Title Insurance Company.
10.13	*
Third Amended and Restated Master Repurchase Agreement, dated May 24, 2017, by and among Credit Suisse First Boston Mortgage Capital LLC, as administrative agent, Credit Suisse AG, acting through its Cayman Islands Branch, as buyer, Alpine Securitization LTD, as buyer, other Buyers from time to time party thereto, and Quicken Loans Inc. and One Reverse Mortgage, LLC, as sellers.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Exhibit Number		Exhibit Description
10.13.1	*	Amendment No. 1 to Third Amended and Restated Master Repurchase Agreement, dated October 23, 2019, by and among Credit Suisse First Boston Mortgage Capital LLC, as administrative agent, Credit Suisse AG, acting through its Cayman Islands Branch, as buyer, Alpine Securitization LTD, as buyer, other Buyers from time to time party thereto, and Quicken Loans Inc. and One Reverse Mortgage, LLC, as sellers.
10.13.2	*
Omnibus Amendment to Third Amended and Restated Master Repurchase Agreement, Pricing Side Letter, and Amended and Restated Margin, Setoff and Master Netting Agreement, dated April 20, 2020, by and among Credit Suisse First Boston Mortgage Capital LLC, as administrative agent, Credit Suisse AG, acting through its Cayman Islands Branch, as buyer, Alpine Securitization Ltd, as buyer, other Buyers from time to time party thereto, and Quicken Loans, LLC and One Reverse Mortgage, LLC, as sellers.
10.14	*
Amended and Restated Master Repurchase Agreement (Participation Certificates and Servicing), dated May 24, 2017, by and among Credit Suisse First Boston Mortgage Capital LLC, as administrative agent, Credit Suisse AG and Alpine Securitization LTD, as buyers, and Quicken Loans Inc., as seller.
10.14.1	*
Omnibus Amendment to Amended and Restated Master Repurchase Agreement, Pricing Side Letter, and Amended and Restated Master Spread Participation Agreement, dated April 20, 2020, by and among Credit Suisse First Boston Mortgage Capital LLC, as administrative agent, Credit Suisse AG and Alpine Securitization LTD, as buyers, and Quicken Loans, LLC, as seller.
10.15	*	Amended and Restated Master Repurchase Agreement, dated April 10, 2015, by and between UBS Real Estate Securities Inc., as buyer and Quicken Loans Inc., as seller.
10.15.1	*	Amendment No. 1 to Amended and Restated Master Repurchase Agreement, dated June 24, 2015, by and between UBS Real Estate Securities Inc., as buyer, and Quicken Loans Inc., as seller.
10.15.2	*	Amendment No. 2 to Amended and Restated Master Repurchase Agreement, dated January 29, 2016, by and between UBS Real Estate Securities Inc., as buyer, and Quicken Loans Inc., as seller.
10.15.3	*
Assignment and Amendment No. 3 to Amended and Restated Master Repurchase Agreement and Assignment and Amendment No. 6 to Pricing Letter, dated October 6, 2016, by and among UBS AG, by and through its branch office at 1285 Avenue of the Americas, New York, New York, as assignee, UBS Real Estate Securities Inc., as assignor, and Quicken Loans Inc., as seller.
10.15.4	*
Amendment No. 4 to Amended and Restated Master Repurchase Agreement, dated April 14, 2017, by and between UBS AG, by and through its branch office at 1285 Avenue of the Americas, New York, New York, as buyer, and Quicken Loans Inc., as seller.
10.15.5	*
Amendment No. 5 to Amended and Restated Master Repurchase Agreement, dated December 6, 2018, by and between UBS AG, by and through its branch office at 1285 Avenue of the Americas, New York, New York, as buyer, and Quicken Loans Inc., as seller.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Exhibit Number		Exhibit Description
10.15.6	*	Amendment No. 6 to Amended and Restated Master Repurchase Agreement, dated April 25, 2019, by and between UBS AG, by and through its branch office at 1285 Avenue of the Americas, New York, New York, as buyer, and Quicken Loans Inc., as seller.
10.15.7	*
Amendment No. 7 to Amended and Restated Master Repurchase Agreement, dated June 26, 2019, by and between UBS AG, by and through its branch office at 1285 Avenue of the Americas, New York, New York, as buyer, and Quicken Loans Inc., as seller.
10.15.8	*
Amendment No. 8 to Amended and Restated Master Repurchase Agreement, dated September 16, 2019, by and between UBS AG, by and through its branch office at 1285 Avenue of the Americas, New York, New York, as buyer, and Quicken Loans Inc., as seller.
10.15.9	*
Amendment No. 9 to Amended and Restated Master Repurchase Agreement, dated December 5, 2019, by and between UBS AG, by and through its branch office at 1285 Avenue of the Americas, New York, New York, as buyer, and Quicken Loans Inc., as seller.
10.15.10	*
Amendment No. 10 to Amended and Restated Master Repurchase Agreement and Amendment No. 23 to Pricing Letter, dated April 20, 2020, by and between UBS AG, by and through its branch office at 1285 Avenue of the Americas, New York, New York, as buyer, and Quicken Loans Inc., as seller.
10.16	*
Master Repurchase Agreement, dated May 2, 2013, by and among JPMorgan Chase Bank, N.A., as buyer and administrative agent for the buyers, the other Buyers from time to time party thereto, Quicken Loans Inc., as seller, and J.P. Morgan Securities LLC, as sole bookrunner and sole lead arranger.
10.16.1	*
First Amendment to Master Repurchase Agreement, dated May 1, 2014, by and among JPMorgan Chase Bank, N.A., as buyer and administrative agent for the buyers, the other Buyers from time to time party thereto, and Quicken Loans Inc., as seller.
10.16.2	*
Second Amendment to Master Repurchase Agreement, dated December 19, 2014, by and among JPMorgan Chase Bank, N.A., as buyer and administrative agent for the buyers, the other Buyers from time to time party thereto, and Quicken Loans Inc., as seller.
10.16.3	*
Third Amendment to Master Repurchase Agreement, dated April 30, 2015, by and among JPMorgan Chase Bank, N.A., as buyer and administrative agent for the buyers, the other Buyers from time to time party thereto, and Quicken Loans Inc., as seller.
10.16.4	*
Fourth Amendment to Master Repurchase Agreement, dated April 28, 2016, by and among JPMorgan Chase Bank, N.A., as buyer and administrative agent for the buyers, the other Buyers from time to time party thereto, and Quicken Loans Inc., as seller.
10.16.5	*
Fifth Amendment to Master Repurchase Agreement, dated November 18, 2016, by and among JPMorgan Chase Bank, N.A., as buyer and administrative agent for the buyers, the other Buyers from time to time party thereto, and Quicken Loans Inc., as seller.
10.16.6	*
Sixth Amendment to Master Repurchase Agreement, dated April 27, 2017, by and among JPMorgan Chase Bank, N.A., as buyer and administrative agent for the buyers, the other Buyers from time to time party thereto, and Quicken Loans Inc., as seller.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Exhibit Number		Exhibit Description
10.16.7	*	Seventh Amendment to Master Repurchase Agreement, dated October 12, 2017, by and among JPMorgan Chase Bank, N.A., as buyer and administrative agent for the buyers, the other Buyers from time to time party thereto, and Quicken Loans Inc., as seller.
10.16.8	*
Eighth Amendment to Master Repurchase Agreement, dated December 14, 2017, by and among JPMorgan Chase Bank, N.A., as buyer and administrative agent for the buyers, the other Buyers from time to time party thereto, and Quicken Loans Inc., as seller.
10.16.9	*
Ninth Amendment to Master Repurchase Agreement, dated January 25, 2018, by and among JPMorgan Chase Bank, N.A., as buyer and administrative agent for the buyers, the other Buyers from time to time party thereto, and Quicken Loans Inc., as seller.
10.16.10	*
Tenth Amendment to Master Repurchase Agreement, dated April 26, 2018, by and among JPMorgan Chase Bank, N.A., as buyer and administrative agent for the buyers, the other Buyers from time to time party thereto, and Quicken Loans Inc., as seller.
10.16.11	*
Eleventh Amendment to Master Repurchase Agreement, dated June 20, 2018, by and among JPMorgan Chase Bank, N.A., as buyer and administrative agent for the buyers, the other Buyers from time to time party thereto, and Quicken Loans Inc., as seller.
10.16.12	*
Twelfth Amendment to Master Repurchase Agreement, dated April 25, 2019, by and among JPMorgan Chase Bank, N.A., as buyer and administrative agent for the buyers, the other Buyers from time to time party thereto, and Quicken Loans Inc., as seller.
10.16.13	*
Thirteenth Amendment to Master Repurchase Agreement, dated June 22, 2019, by and among JPMorgan Chase Bank, N.A., as buyer and administrative agent for the buyers, the other Buyers from time to time party thereto, and Quicken Loans Inc., as seller.
10.16.14	*
Fourteenth Amendment to Master Repurchase Agreement, dated September 26, 2019, by and among JPMorgan Chase Bank, N.A., as buyer and administrative agent for the buyers, the other Buyers from time to time party thereto, and Quicken Loans Inc., as seller.
10.16.15	*
Fifteenth Amendment to Master Repurchase Agreement, dated December 16, 2019, by and among JPMorgan Chase Bank, N.A., as buyer and administrative agent for the buyers, the other Buyers from time to time party thereto, and Quicken Loans Inc., as seller.
10.16.16	*
Sixteenth Amendment to Master Repurchase Agreement, dated April 10, 2020, by and among JPMorgan Chase Bank, N.A., as buyer and administrative agent for the buyers, the other Buyers from time to time party thereto, and Quicken Loans Inc., as seller.
10.16.17	*
Seventeenth Amendment to Master Repurchase Agreement, dated April 15, 2020, by and among JPMorgan Chase Bank, N.A., as buyer and administrative agent for the buyers, the other Buyers from time to time party thereto, and Quicken Loans, LLC, as seller.
10.17	*	Master Repurchase Agreement, dated July 29, 2015, by and between Royal Bank of Canada, as buyer, and Quicken Loans Inc., as seller.
10.17.1	*	Amendment No. 1 to Master Repurchase Agreement, dated July 26, 2016, by and between Royal Bank of Canada, as buyer, and Quicken Loans Inc., as seller.
10.17.2	*	Amendment No. 2 to Master Repurchase Agreement, dated June 2 2017, by and between Royal Bank of Canada, as buyer, and Quicken Loans Inc., as seller.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Exhibit Number		Exhibit Description
10.17.3	*	Omnibus Amendment to Master Repurchase Agreement and Pricing Side Letter, dated April 20, 2020, by and between Royal Bank of Canada, as buyer, and Quicken Loans, LLC, as seller.
10.18	*	Master Repurchase Agreement, dated October 16, 2015, by and between Bank of America, N.A., as buyer, and Quicken Loans Inc., as seller.
10.18.1	*	Amendment No. 1 to Master Repurchase Agreement, dated July 28, 2016, by and between Bank of America, N.A., as buyer, and Quicken Loans Inc., as seller.
10.18.2	*	Amendment No. 2 to Master Repurchase Agreement, dated October 14, 2016, by and between Bank of America, N.A., as buyer, and Quicken Loans Inc., as seller.
10.18.3	*	Amendment No. 3 to Master Repurchase Agreement, dated January 25, 2018, by and between Bank of America, N.A., as buyer, and Quicken Loans Inc., as seller.
10.18.4	*	Amendment No. 4 to Master Repurchase Agreement, dated May 24, 2018, by and between Bank of America, N.A., as buyer, and Quicken Loans Inc., as seller.
10.18.5	*	Amendment No. 5 to Master Repurchase Agreement, dated September 26, 2018, by and between Bank of America, N.A., as buyer, and Quicken Loans Inc., as seller.
10.18.6	*	Amendment No. 6 to Master Repurchase Agreement, dated April 25, 2019, by and between Bank of America, N.A., as buyer, and Quicken Loans Inc., as seller.
10.18.7	*	Amendment No. 7 to Master Repurchase Agreement, dated June 28, 2019, by and between Bank of America, N.A., as buyer, and Quicken Loans Inc., as seller.
10.18.8	*	Amendment No. 8 to Master Repurchase Agreement, dated September 11, 2019, by and between Bank of America, N.A., as buyer, and Quicken Loans Inc.
10.18.9	*
Omnibus Amendment to Master Repurchase Agreement, Transaction Terms Letter and Master Margining, Setoff and Netting Agreement, dated April 20, 2020, by and between Bank of America, N.A., as buyer, and Quicken Loans, LLC, as seller.
10.19	*	Master Repurchase Agreement, dated September 4, 2019, by and between Citibank, N.A., as buyer, and Quicken Loans Inc., as seller.
10.19.1	*	Amendment Number One to Master Repurchase Agreement, dated April 15, 2020, by and between Citibank, N.A., as buyer, and Quicken Loans, LLC, as seller.
10.20	*	Master Repurchase Agreement, dated October 17, 2019, by and among Morgan Stanley Bank, N.A., as buyer, Morgan Stanley Mortgage Capital Holdings LLC, as agent, and Quicken Loans Inc., as seller.
10.20.1	*
Amendment Number One to Master Repurchase Agreement, dated April 15, 2020, by and among Morgan Stanley Bank, N.A., as buyer, Morgan Stanley Mortgage Capital Holdings LLC, as agent, and Quicken Loans, LLC, as seller.
10.21	*	Credit Agreement, dated December 30, 2013, by and between Quicken Loans Inc., as borrower, and Fifth Third Bank, as lender.
10.21.1	*	First Amendment to Credit Agreement, dated April 21, 2014, by and between Quicken Loans Inc., as borrower, and Fifth Third Bank, as lender.
10.21.2	*	Second Amendment to Credit Agreement, dated December 29, 2014, by and between Quicken Loans Inc., as borrower, and Fifth Third Bank, as lender.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Exhibit Number		Exhibit Description
10.21.3	*	Third Amendment to Credit Agreement, dated April 24, 2015, by and between Quicken Loans Inc., as borrower, and Fifth Third Bank, as lender.
10.21.4	*	Fourth Amendment to Credit Agreement, dated December 23, 2015, by and between Quicken Loans Inc., as borrower, and Fifth Third Bank, as lender.
10.21.5	*	Fifth Amendment to Credit Agreement, dated March 1, 2016, by and between Quicken Loans Inc., as borrower, and Fifth Third Bank, as lender.
10.21.6	*	Sixth Amendment, to Credit Agreement, dated February 28, 2017, by and between Quicken Loans Inc., as borrower, and Fifth Third Bank, as lender.
10.21.7	*	Seventh Amendment to Credit Agreement, dated May 22, 2017, by and between Quicken Loans Inc., as borrower, and Fifth Third Bank, as lender.
10.21.8	*	Eighth Amendment to Credit Agreement, dated October 3, 2017, by and between Quicken Loans Inc., as borrower, and Fifth Third Bank, as lender.
10.21.9	*	Ninth Amendment to Credit Agreement, dated November 29, 2017, by and between Quicken Loans Inc., as borrower, and Fifth Third Bank, as lender.
10.21.10	*	Tenth Amendment to Credit Agreement, dated February 28, 2018, by and between Quicken Loans Inc., as borrower, and Fifth Third Bank, as lender.
10.21.11	*	Eleventh Amendment to Credit Agreement, dated February 28, 2019, by and between Quicken Loans Inc., as borrower, and Fifth Third Bank, as lender.
10.21.12	*	Twelfth Amendment to Credit Agreement, dated November 1, 2019, by and between Quicken Loans Inc., as borrower, and Fifth Third Bank, as lender.
10.21.13	*	Thirteenth Amendment to Credit Agreement, dated May 1, 2020, by and between Quicken Loans, LLC, as borrower, and Fifth Third Bank, as lender.
10.22	*
Master Repurchase Agreement, dated December 14, 2017, by and among JPMorgan Chase Bank, National Association, as buyer, QL Ginnie EBO, LLC, as seller, QL Ginnie REO, LLC, as REO Subsidiary and Quicken Loans Inc., as guarantor.
10.22.1	*
Amendment No. 1 to Master Repurchase Agreement, dated as of June 10, 2019, by and among JPMorgan Chase Bank, National Association, as buyer, QL Ginnie EBO, LLC, as seller, QL Ginnie REO, LLC, as REO Subsidiary and Quicken Loans Inc., as guarantor.
10.22.2	*
Omnibus Amendment to Master Repurchase Agreement, Pricing Side Letter, Guaranty and Netting Agreement, dated as of April 20, 2020, by and among JPMorgan Chase Bank, National Association, as buyer, QL Ginnie EBO, LLC, as seller, QL Ginnie REO, LLC, as REO Subsidiary and Quicken Loans, LLC, as guarantor.
10.23	*
Guaranty, dated December 14, 2017 (as amended, restated, supplemented, or otherwise modified from time to time), by Quicken Loans Inc., as guarantor, in favor of JPMorgan Chase Bank, National Association, as buyer.
10.24	*	Loan and Security Agreement, dated April 30, 2018, by and between Quicken Loans Inc., as borrower, and Federal Home Loan Mortgage Corporation, solely in its capacity as lender.
10.24.1	*
Amendment No. 1 to the Loan and Security Agreement, dated April 1, 2019, by and between Quicken Loans Inc., as borrower, and the Federal Home Loan Mortgage Corporation, solely in its capacity as lender.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Exhibit Number		Exhibit Description
10.24.2	*	Amendment No. 2 to the Loan and Security Agreement, dated June 20, 2019, by and between Quicken Loans Inc., as borrower, and the Federal Home Loan Mortgage Corporation, solely in its capacity as lender.
10.25	+	Lease, dated as of July 6, 2004, by and between PW/MS Op Sub I, LLC, as landlord, and Quicken Loans Inc., as tenant.
10.25.1	+	First Amendment to 800 Tower Drive Lease, dated as of July 13, 2005, by and between 800 Tower SPE LLC, as landlord, and Quicken Loans Inc., as tenant.
10.25.2		Second Amendment to 800 Tower Drive Lease, dated as of October 31, 2005, by and between 800 Tower SPE LLC, as landlord, and Quicken Loans Inc., as tenant.
10.25.3	+	Third Lease Amendment, dated as of October 10, 2006, by and between 800 Tower SPE LLC, as landlord, and Quicken Loans Inc., as tenant.
10.25.4	+	Fourth Lease Amendment, dated as of March 21, 2007, by and between 800 Tower SPE LLC, as landlord, and Quicken Loans Inc., as tenant.
10.25.5	+	Fifth Amendment of Lease, dated as of May 4, 2009, by and between Gateway Lewis, LLC, as landlord, and Quicken Loans Inc., as tenant.
10.25.6	+	Sixth Amendment to Lease, dated as of April 30, 2012, by and between LSREF 2 Clover REO 2, LLC, as landlord, and Quicken Loans Inc., as tenant.
10.25.7	+	Seventh Amendment to Lease, dated as of May 25, 2012, by and between 800 NTCC, LLC, as landlord, and Quicken Loans Inc. as tenant.
10.25.8	+	Eighth Amendment to Lease, dated as of November 27, 2012, by and between 800 NTCC, LLC, as landlord, and Quicken Loans Inc., as tenant.
10.25.9	+	Ninth Amendment to Lease, dated as of April 29, 2013, by and between 800 NTCC, LLC, as landlord, and Quicken Loans Inc., as tenant.
10.25.10	+	Tenth Amendment to Lease, dated as of May 18, 2015, by and between 800 NTCC, LLC, as landlord, and Quicken Loans Inc., as tenant.
10.25.11	+	Eleventh Amendment to Lease, dated as of November 12, 2018, between 800 NTCC, LLC, as landlord, and Quicken Loans Inc., as tenant.
10.26	+	Lease, dated January 19, 2015, by and between 1401 Rosa Parks Blvd, LLC., as landlord, and Quicken Loans Inc., as tenant.
10.27	+	Amended and Restated Lease, dated October 17, 2011, by and between 611 Webward Avenue, LLC, as landlord, and Quicken Loans Inc, as tenant.
10.28	+	Lease, dated September 4, 2015, by and between 615 West Lafayette LLC, as landlord, and Quicken Loans Inc, as tenant.
10.29	+	Amended and Restated Lease, dated as of December 31, 2014, by and between 1000 Webward LLC, as landlord, and Quicken Loans Inc., as tenant.
10.29.1	+	First Amendment to Amended and Restated Lease, dated as of May 1, 2017, by and between 1000 Webward LLC, as landlord, and Quicken Loans Inc., as tenant.
10.29.2	+	Second Amendment to Amended and Restated Lease, dated as of December 17, 2018, by and between 1000 Webward LLC, as landlord, and Quicken Loans Inc., as tenant.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Exhibit Number		Exhibit Description
10.30	+	Lease, dated May 20, 2016, by and between Higbee Mothership LLC, as landlord, and Quicken Loans Inc., as tenant.
10.30.1		First Amendment to Lease, dated June 20, 2016, by and between Higbee Mothership LLC, as landlord, and Quicken Loans Inc., as tenant.
10.31	+	One North Central Office Lease, dated as of June 5, 2017, by and between AGP One North Central Owner LLC, as landlord, and Quicken Loans Inc., as tenant.
10.31.1	+	Amendment to Lease, dated as of March 14, 2018, by and between AGP One North Central Owner LLC, as landlord, and Quicken Loans Inc., as tenant.
10.31.2	+	Second Amendment to Lease, dated as of August 12, 2019, by and between AGP One North Central Owners LLC, as landlord, and Quicken Loans Inc, as tenant.
10.31.3	+	Third Amendment to Lease, dated as of October 14, 2019, by and between AGP One North Central Owner LLC, as landlord, and Quicken Loans Inc., as tenant.
10.32	*	Master Repurchase Agreement, dated June 12, 2020, by and between Jefferies Funding LLC, as buyer, and Quicken Loans, LLC, as seller.
10.33	*	Rocket Companies, Inc. 2020 Omnibus Incentive Plan
10.34	*	Form of Restricted Stock Unit Award Agreement for use with the Rocket Companies, Inc. 2020 Omnibus Incentive Plan
10.35	*	Form of Stock Option Agreement for use with the Rocket Companies, Inc. 2020 Omnibus Incentive Plan
10.36
Form of Exchange Agreement, by and among RKT Holdings, LLC, Rocket Companies, Inc., Rock Holdings Inc., Daniel Gilbert and the holders of Holdings Units and shares of Class C Common Stock or Class D Common Stock from time to time party thereto.
21.1		Significant Subsidiaries of Rocket Companies, Inc.
23.1	*	Consent of Ernst & Young LLP, independent registered public accounting firm
23.2		Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1)
24.1		Powers of Attorney (included in signature page)

*
To be filed by amendment.

+
Certain portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the Securities and Exchange Commission upon its request.
(b)
Financial Statement Schedule

        All schedules are omitted because the required information is either not present, not present in material amounts or presented within the combined financial statements included in the prospectus and are incorporated herein by reference.

Item 17.    Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Detroit, Michigan, on the         day of                  , 2020.

Rocket Companies, Inc.
By:	Jay Farner Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Julie Booth and Brian Brown, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Jay Farner	Chief Executive Officer and Director (Principal Executive Officer)
Julie Booth	Chief Financial Officer (Principal Financial Officer)
Brian Brown	Chief Accounting Officer (Principal Accounting Officer)

Confidential Treatment Requested by Rocket Companies, Inc.
Pursuant to 17 C.F.R. Section 200.83

Signature	Title	Date

Daniel Gilbert	Chairman of the Board of Directors
Jennifer Gilbert	Director
Matthew Rizik	Director